Exhibit 99.1

ANNUAL INFORMATION FORM

For the Fiscal Year Ended December 31, 2021

DATED: March 30, 2022

CORPORATE OFFICE:	MANAGEMENT HEAD OFFICE:

Suite 650, 200 Burrard Street	Piso 5, Av. Jorge Chávez #154
Vancouver, BC V6C 3L6, Canada	Miraflores, Lima, Peru
Tel: 604.484.4085	Tel: 511.616.6060, ext. 2
Fax: 604.484.4029

TABLE OF CONTENTS

PRELIMINARY NOTES	1
Cautionary Statement – Forward Looking Statements	1
Notice Regarding Non-IFRS Measures	4
Equivalent Ounces Sold	5
Cash Cost and AISC	5
Cautionary Note to United States Investors Concerning Estimates of Reserves and Resources	6
Documents Incorporated by Reference	6
Scientific and Technical Information	6
Currency	6

CORPORATE STRUCTURE	7
Name, Address and Incorporation	7
Intercorporate Relationships	7

GENERAL DEVELOPMENT OF THE BUSINESS	8
Business of the Company	8
Three-Year History and Recent Developments	8

DESCRIPTION OF THE BUSINESS	20
General	20
Risk Factors	29
Material Mineral Properties	54
San Jose Mine, Mexico	55
Lindero Mine, Argentina	67
Yaramoko Mine, Burkina Faso	80
Caylloma Mine, Peru	91
Séguéla Project, Cote d’Ivoire	101
Non-Material Mineral Properties	116

DIVIDENDS	117

DESCRIPTION OF CAPITAL STRUCTURE	117

MARKET FOR SECURITIES	119
Common Shares	119
Debentures	119
Prior Sales	120

DIRECTORS AND EXECUTIVE OFFICERS	120
Name, Occupation and Shareholding	120
Cease Trade Orders or Bankruptcies	123
Penalties or Sanctions	123
Conflicts of Interest	124

AUDIT COMMITTEE	124

LEGAL PROCEEDINGS	125

TRANSFER AGENT AND REGISTRAR	126

MATERIAL CONTRACTS	126

INTERESTS OF EXPERTS	126

ADDITIONAL INFORMATION	127

Audit Committee Charter	Schedule “A”

PRELIMINARY NOTES

This Annual Information Form (“AIF”) is dated March 30, 2022 and presents information about Fortuna Silver Mines Inc. (referred to herein as the “Company” or “Fortuna”). Except as otherwise indicated, the information contained herein is presented as at December 31, 2021, being the date of the Company’s most recently completed financial year end.

Fortuna has a number of direct and indirect subsidiaries which own and operate assets and conduct activities in different jurisdictions. The terms "Fortuna" or the "Company" are use in this AIF for simplicity of the discussion provided herein and may include references to subsidiaries that have an affiliation with Fortuna, without necessarily identifying the specific nature of such affiliation.

Cautionary Statement – Forward-Looking Statements

Certain statements contained in this AIF and the documents incorporated by reference into this AIF constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and Section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), and forward-looking information within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). All statements included herein, other than statements of historical fact, are forward-looking statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements. The forward-looking statements in this AIF include, without limitation, statements relating to:

•	Mineral Reserves and Mineral Resources, as they involve implied assessment, based on estimates and assumptions that the Mineral Reserves and Mineral Resources described exist in the quantities predicted or estimated and can be profitably produced in the future;

•	production rates and forecasted production for 2022 at the Company’s properties;

•	cash costs estimates;

•	forecasted cash cost and all-in sustaining cost estimates at the Company’s mines;

•	timing for delivery of materials and equipment for the Company’s properties;

•	the sufficiency of the Company’s cash position and its ability to raise equity capital or access debt facilities;

•	the Company’s planned greenfields exploration programs including related activities and the costs and timing thereof;

•	the Company’s planned capital expenditures and brownfields exploration programs planned at each of the Company’s mines;

•	the Company’s construction of the open pit gold mine and processing plant at the Séguéla Project (as defined herein), and the estimated initial capital investment for the construction of the mine, the duration of the construction schedule and the timing for the ramp up to design capacity;

•	the ability to successfully integrate the acquisition of Roxgold Inc. (“Roxgold”) into the operations of the Company, and risks that the anticipated benefits of the Roxgold acquisition will not be realized or fully realized;

•	undisclosed risks and liabilities relating to the acquisition of Roxgold and the loss of key employees related to same;

•	the Company’s ability to manage challenges presented by COVID-19 and the potential impact of COVID-19 on the Company’s business and operations, and financial condition, including the Company’s ability to operate or to continue operating at its sites;

•	the effectiveness of the preventative measures and safety protocols put in place by the Company to curb the spread of COVID-19;

•	maturities of the Company’s financial liabilities, finance leases and other contractual commitments;

•	the expiry dates of bank letters of guarantee;

•	the effectiveness and impact of, and Fortuna’s commitment to, the Sustainability Framework and related disclosure, ESG policies and targets and other operational and governance policies;

•	complying with anti-corruption laws and internal controls;

•	litigation matters;

•	estimated mine closure costs and timing thereof; and

•	the Company's plans and expectations for its material properties and future exploration, development and operating activities including, without limitation, capital expenditure and production estimates, exploration activities and budgets, forecasts and schedule estimates, as well as their impact on the results of operations or financial condition of the Company.

Often, but not always, these forward-looking statements can be identified by the use of words such as “anticipates”, “believes”, “plans”, “estimates”, “expects”, “forecasts”, “scheduled”, “targets”, “possible”, “strategy”, “potential”, “intends”, “advance”, “goal”, “objective”, “projects”, “budget”, “calculates” or statements that events, “will”, “may”, “could” or “should” occur or be achieved and similar expressions, including negative variations.

The forward-looking statements in this AIF also include financial outlooks and other forward-looking metrics relating to Fortuna and its business, including references to financial and business prospects and future results of operations, including production, and cost guidance and anticipated future financial performance. Such information, which may be considered future oriented financial information or financial outlooks within the meaning of applicable Canadian securities legislation (collectively, “FOFI”), has been approved by management of the Company and is based on assumptions which management believes were reasonable on the date such FOFI was prepared, having regard to the industry, business, financial conditions, plans and prospects of Fortuna and its business and properties. These projections are provided to describe the prospective performance of the Company's business. Nevertheless, readers are cautioned that such information is highly subjective and should not be relied on as necessarily indicative of future results and that actual results may differ significantly from such projections. FOFI constitutes forward-looking statements and is subject to the same assumptions, uncertainties, risk factors and qualifications as set forth below.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the forward-looking statements. Such uncertainties and factors include, among others:

•	operational risks associated with mining and mineral processing;

•	uncertainty relating to Mineral Resource and Mineral Reserve estimates;

•	uncertainty relating to capital and operating costs, production schedules and economic returns;

•	uncertainties related to new mining operations such as the Lindero Mine and development projects such as the Séguéla Project, including the possibility that actual capital and operating costs and economic returns will differ significantly from those estimated for such projects prior to production;

•	uncertainty relating to the costs of the construction, the financing of construction and timing for the completion of the Séguéla Project;

•	risks relating to the Company’s ability to replace its Mineral Reserves;

•	risks associated with mineral exploration and project development;

•	uncertainty relating to the repatriation of funds as a result of currency controls;

•	environmental matters including obtaining or renewing environmental permits and potential liability claims;

•	uncertainty relating to nature and climate conditions;

•	risks associated with political instability and changes to the regulations governing the Company’s business operations;

•	changes in national and local government legislation, taxation, controls, regulations and political or economic developments in countries in which the Company does or may carry on business;

•	risks associated with war, hostilities or other conflicts, such as the Ukrainian – Russian conflict, and the impact it may have on global economic activity;

•	risks relating to the termination of the Company’s mining concessions in certain circumstances;

•	risks related to International Labour Organization (“ILO”) Convention 169 compliance;

•	developing and maintaining relationships with local communities and stakeholders;

•	risks associated with losing control of public perception as a result of social media and other web-based applications;

•	potential opposition to the Company’s exploration, development and operational activities;

•	risks related to the Company’s ability to obtain adequate financing for planned exploration and development activities;

•	substantial reliance on the Lindero Mine, the Yaramoko Mine and the San Jose Mine for revenues;

•	property title matters;

•	risks relating to the integration of businesses and assets acquired by the Company;

•	impairments;

•	risks associated with climate change legislation;

•	reliance on key personnel;

•	uncertainty relating to potential conflicts of interest involving the Company’s directors and officers;

•	risks associated with the Company’s reliance on local counsel and advisors and its management and Board (as defined herein) in foreign jurisdictions;

•	adequacy of insurance coverage;

•	operational safety and security risks;

•	risks related to the Company’s compliance with the Sarbanes-Oxley Act;

•	risks related to the foreign corrupt practices regulations and anti-bribery laws;

•	legal proceedings and potential legal proceedings;

•	uncertainties relating to general economic conditions;

•	risks relating to a global pandemic, including COVID-19, which until contained could continue to cause a slowdown in global economic growth and impact the Company’s business, operations, financial condition and share price;

•	the duration of the COVID-19 pandemic and the impact of COVID-19 on the Company’s business, operations and financial condition, including the Company’s ability to operate or to continue to operate at its mine sites in the event of government restrictions, and possible future suspensions of operations at the mine sites related to COVID-19;

•	the Company’s ability to manage the various challenges (both anticipated and not) presented by COVID-19 to its business, operations and financial condition;

•	competition;

•	fluctuations in metal prices;

•	risks associated with entering into commodity forward and option contracts for base metals production;

•	fluctuations in currency exchange rates;

•	failure to meet covenants under the 2021 Credit Facility (as defined herein), or an event of default which may reduce the Company’s liquidity and adversely affect its business;

•	tax audits and reassessments;

•	risks related to hedging;

•	uncertainty relating to concentrate treatment charges and transportation costs;

•	sufficiency of monies allotted by the Company for land reclamation;

•	risks associated with dependence upon information technology systems, which are subject to disruption, damage, failure and risks with implementation and integration;

•	risks associated with climate change legislation;

•	our ability to manage physical and transition risks related to climate change and successfully adapt our business strategy to a low carbon global economy;

•	our plan to release climate-related goals in 2022 and the anticipated nature and effect of climate related risks;

•	risks related to the volatility of the trading price of the Company’s common shares (“Common Shares”) and the Company’s Debentures (as defined herein);

•	dilution from future equity or convertible debt financings;

•	risks related to future insufficient liquidity resulting from a decline in the price of the Common Shares or Debentures;

•	uncertainty relating to the Company’s ability to pay dividends in the future;

•	risks relating to the market for the Company’s securities;

•	risks relating to the Debentures of the Company;

•	uncertainty relating to the enforcement of U.S. judgments against the Company; and

•	risk factors referred to in the “Risk Factors” section in this AIF, and the documents incorporated by reference herein (if any).

Forward-looking Statements contained in this AIF are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to:

•	all required third party contractual, regulatory and governmental approvals will be obtained and maintained for the exploration, development, construction and production of its properties;

•	the ability to successfully integrate the operations of Roxgold into the operations of the Company;

•	there being no significant disruptions affecting operations, whether relating to labor, supply, power, damage to equipment or other matter;

•	the world-wide economic and social impact of COVID-19 is managed, and the duration and extent of the coronavirus pandemic is minimized or not long-term;

•	there being no material and negative impact to the various contractors, suppliers and subcontractors at the Company’s mine sites as a result of the Ukrainian – Russian conflict, COVID-19 or otherwise that would impair their ability to provide goods and services;

•	permitting, construction, development and expansion proceeding on a basis consistent with the Company’s current expectations;

•	expected trends and specific assumptions regarding metal prices and currency exchange rates;

•	prices for and availability of fuel, electricity, parts and equipment and other key supplies remaining consistent with current levels;

•	production forecasts meeting expectations;

•	management’s expectation that any investigations, claims, and legal, labor and tax proceedings arising in the ordinary course of business will not have a material effect on the results of operations or financial condition of the Company. and

•	the accuracy of the Company’s current Mineral Resource and Mineral Reserve estimates.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. These forward-looking statements are made as of the date of this AIF. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements. Except as required by law, the Company does not assume the obligation to revise or update these forward looking-statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events.

Notice Regarding Non-IFRS Measures

Fortuna's audited consolidated financial statements of the Company for the years ended December 31, 2021 and 2020 (the "2021 Financial Statements") which are referred to in this AIF have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board. However, this AIF includes certain financial measures and ratios that are not defined under IFRS and are not disclosed in the 2021 Financial Statements, including but not limited to: cash cost per tonne of processed ore; cash cost per ounce of gold sold; all in sustaining costs ("AISC") per payable ounce of gold sold; and AISC per payable ounce of silver equivalent sold.

These non-IFRS financial measures and non-IFRS ratios are widely reported in the mining industry as benchmarks for performance and are used by management to monitor and evaluate the Company's operating performance and ability to generate cash. The Company believes that, in addition to financial measures and ratios prepared in accordance with IFRS, certain investors use these non-IFRS financial measures and ratios to evaluate the Company’s performance. However, the measures do not have a standardized meaning under IFRS and may not be comparable to similar financial measures disclosed by other companies. Accordingly, non-IFRS financial measures and non-IFRS ratios should not be considered in isolation or as a substitute for measures and ratios of the Company's performance prepared in accordance with IFRS.

Except as otherwise described below, the Company has calculated these non-IFRS financial measures and non-IFRS ratios consistently for all periods presented.

To facilitate a better understanding of these measures and ratios as calculated by the Company, descriptions are provided below. In addition, see “Non-IFRS Financial Measures” in the Company’s management’s discussion and analysis for the fiscal year ended December 31, 2021 (“2021 MD&A”), which section is incorporated by reference in this AIF, for additional information regarding each non-IFRS financial measure and non-IFRS ratio disclosed in this AIF, including an explanation of their composition; an explanation of how such measures and ratios provide useful information to an investor and the additional purposes, if any, for which management of Fortuna uses such measures and ratios; and a qualitative reconciliation of each non-IFRS financial measure to the most directly comparable financial measure that is disclosed in the Company's 2021 Financial Statements. The 2021 MD&A may be accessed on SEDAR at www.sedar.com under the Company’s profile, Fortuna Silver Mines Inc.

Equivalent Ounces Sold

At our San Jose and Caylloma Mines, production and sales of other metals are treated as a silver equivalent in determining a combined precious metal production or sales unit, commonly referred to as silver equivalent ounces. Silver equivalent ounces are calculated by converting other metal production to its silver equivalent using relative metal/silver metal prices at realized prices and adding the converted metal production expressed in silver ounces to the ounces of silver production. The Lindero and Yaramoko Mines do not make use of an equivalent ounce sold measure as all material production is gold.

Cash Cost and AISC

In this AIF, the Company has disclosed certain cash cost and AISC figures on a per unit basis, with each such per unit measure being a non-IFRS ratio.

Cash cost is a non-IFRS measure that is an industry-standard method of comparing certain costs on a per unit basis. Cash costs include all direct and indirect operating cash costs related directly to the physical activities of producing metals, including mining and processing costs, third-party refining and treatment charges, on-site general and administrative expenses, applicable production taxes and royalties which are not based on sales or taxable income calculations , net of by-product credits, but are exclusive of the impact of non-cash items that are included as part of the cost of sales that is calculated in the consolidated Income Statement including depreciation and depletion, reclamation, capital, development and exploration costs.

The most directly comparable financial measure to cash cost that is defined in IFRS and disclosed in the Company's 2021 Financial Statements is cost of sales. Unit based cash cost ratios contained in this AIF include:

•	cash cost per ounce of gold sold; and

•	cash cost per tonne of processed ore.

All-in sustaining cost is a non-IFRS measure that includes total production cash costs incurred at the applicable mining operation but excludes mining royalty recognized as income tax within the scope of IAS-12, as well as non-sustaining capital expenditures. Sustaining capital expenditures, corporate selling, general and administrative expenses, and brownfield exploration expenditures are added to the cash cost. AISC is estimated at realized metal prices. The most directly comparable financial measure to AISC that is defined in IFRS and disclosed in the Company's 2021 Financial Statements is cost of sales. Unit based AISC ratios contained in this AIF include:

•	all-in sustaining cash cost per ounce of gold sold; and

•	all-in sustaining cash cost per ounce of payable silver equivalent sold.

In 2020, the Company reported silver AISC on a payable silver equivalent ounce produced basis. In 2021 the Company changed the reporting of this measure to a silver equivalent ounce sold basis. This change was made when the Company adopted AISC and all-in sustaining cost to better align with the guidance published by the World Gold

Council as a result of the commencement of gold production from the Lindero Mine in the fourth quarter of 2020. Comparative figures for 2020 have been updated in in the 2021 MD&A to reflect this change.

Cautionary Note to United States Investors Concerning Estimates of Reserves and Resources

The Company is a Canadian “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act and is permitted to prepare the technical information contained herein in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of the securities laws currently in effect in the United States.

Technical disclosure regarding our properties included herein and in the documents incorporated herein by reference, if applicable, was prepared in accordance with National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the Securities and Exchange Commission (the “SEC”) generally applicable to U.S. companies. Accordingly, information contained herein is not comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

Documents Incorporated by Reference

The information provided in this AIF is supplemented by disclosure contained in the documents listed below which are incorporated by reference into this AIF. These documents must be read together with the AIF in order to provide full, true and plain disclosure of all material facts relating to Fortuna. The documents listed below are not contained within or attached to this document. The documents may be accessed on SEDAR at www.sedar.com under the Company’s profile for Fortuna Silver Mines Inc.:

Document	Effective Date	Date Filed on SEDAR website	Document Category on the SEDAR website
Technical Report, Lindero Property, Argentina	October 31, 2017	November 2, 2017	Technical Report(s)
Technical Report, San Jose Mine, Mexico	February 22, 2019	March 28, 2019	Technical Report(s)
Technical Report, Caylloma Mine, Peru	March 8, 2019	March 28, 2019	Technical Report(s)
Technical Report, Séguéla Project, Côte d’Ivoire	May 26, 2021	March 18, 2022	Technical Report(s)
Technical Report, Yaramoko Mine, Burkina Faso	December 31, 2021	March 30, 2022	Technical Report(s)

Scientific and Technical Information

Eric Chapman, Senior Vice President of Technical Services of the Company, is a “Qualified Person” as defined by NI 43-101. Mr. Chapman is responsible for ensuring that the technical information contained in this AIF is an accurate summary of the original reports and data provided to or developed by the Company and he has reviewed and approved the scientific and technical information contained in this AIF.

Currency

Unless otherwise noted, all dollar amounts in this AIF are expressed in United States dollars. References to “$” or “US$” in this AIF are to United States dollars and references to CAD$ are to Canadian dollars.

CORPORATE STRUCTURE

Name, Address and Incorporation

The Company was incorporated on September 4, 1990 pursuant to the Company Act (British Columbia) under the name Jopec Resources Ltd. and subsequently transitioned under the Business Corporations Act (British Columbia). On February 3, 1999, the Company changed its name to Fortuna Ventures Inc. and on June 28, 2005 to Fortuna Silver Mines Inc.

The management head office of the Company is located at Piso 5, Av. Jorge Chávez #154, Miraflores, Lima, Peru. The corporate head and registered office of the Company is located at 200 Burrard Street, Suite 650, Vancouver, BC V6C 3L6.

Intercorporate Relationships

The chart below illustrates the Company’s intercorporate relationships with its subsidiaries including the name, jurisdiction of incorporation and the Company’s respective percentage ownership of each subsidiary:

Notes:

1.	In some jurisdictions where the Company operates, laws require that a company operating mineral properties must have more than one shareholder. For those jurisdictions, a nominal interest may be held by an individual or other affiliated entity and this may not be represented on the above chart.

2.	All ownership of subsidiaries is 100% unless otherwise indicated.

3.	Ten percent of the issued and outstanding shares of Roxgold Sanu S.A. are held by the State of Burkina Faso

4.	Ten percent of the issued and outstanding shares of Roxgold Sango S.A. are held by the State of Côte d’Ivoire.

GENERAL DEVELOPMENT OF THE BUSINESS

Business of the Company

Fortuna is engaged in precious and base metals mining and related activities in Latin America and West Africa, including exploration, extraction, and processing. The Company’s principal products are silver and gold, although it also produces and sells lead and zinc.

On July 2, 2021, the Company completed its acquisition (the "Roxgold Acquisition") of all of the issued and outstanding common shares ("Roxgold Shares") of Roxgold by way of a court-approved plan of arrangement under the Business Corporations Act (British Columbia) pursuant to an arrangement agreement between the Company and Roxgold dated effective April 26, 2021 (the "Arrangement Agreement"). Under the terms of the Arrangement Agreement, holders of Roxgold Shares received 0.283 of a common share of Fortuna and CAD$0.01 in cash for each Roxgold Share held. Upon completion of the Roxgold Acquisition, Fortuna issued an aggregate of 106,106,225 common shares of Fortuna and CAD$374,934 in cash and Roxgold became a wholly-owned subsidiary of Fortuna. As a result of the Roxgold Acquisition, the Company acquired the producing Yaramoko mine in Burkina Faso, the Séguéla advanced gold project in Côte d’Ivoire and certain exploration projects in Burkina Faso and Côte d’Ivoire. On August 16, 2021, the Company filed a Form 51-102F4 – Business Acquisition Report in respect of the Roxgold Acquisition with applicable Canadian securities regulators, which is available under the Company's profile on SEDAR at www.sedar.com.

Following completion of the Roxgold Acquisition and as at December 31, 2021, Fortuna:

•	operates the San Jose silver and gold mine (the “San Jose Mine”) (100% ownership) in southern Mexico,

•	operates the Lindero open pit gold mine (the “Lindero Mine”) (100% ownership) in northern Argentina;

•	operates the Yaramoko gold mine (the “Yaramoko Mine”) (90% ownership) in southwestern Burkina Faso,

•	operates the Caylloma silver, lead and zinc mine (the “Caylloma Mine”) (100% ownership) in southern Peru, and

•	is constructing an open pit gold mine at the Séguéla project (the “Séguéla Project”) in northwestern Côte d’Ivoire.

The Company also has various greenfields exploration properties at different stages of development in Côte d’Ivoire, Mexico, Argentina and Burkina Faso, including the advanced stage exploration project at Boussoura located in the province of Poni in Burkina Faso.

Three-Year History and Recent Developments

Over the three most recently completed financial years, the significant events described below contributed to the development of the Company’s business.

2019 Developments

The Company reported full year production results for 2019 from its two underground operating mines: the San Jose Mine in Mexico and the Caylloma Mine in Peru. In 2019, the Company produced 8,809,767 ounces of silver (one percent decrease over 2018), 50,525 ounces of gold (seven percent decrease over 2018), 28,746,074 pounds of lead (two percent increase over 2018) and 45,600,414 pounds of zinc (0.3 percent increase over 2018).

On March 12, 2019, the Board approved the establishment of a sustainability committee (the “Sustainability Committee”) comprised of three directors.

On May 9, 2019, the Company published its first Sustainability Report, prepared using the Global Reporting Initiative Standards: Core Option as a guide. The report provided information on the Company’s safety, environmental, social and economic performance in 2018.

On October 2, 2019, the Company completed a bought-deal public financing (the “2019 Financing”) with a syndicate of underwriters co-led by CIBC Capital Markets, Scotiabank, and including BMO Capital Markets, (collectively the “Underwriters”), pursuant to which the Company issued US$40 million aggregate principal amount of senior subordinated unsecured convertible debentures (the “Debentures”) at a price of US$1,000 per Debenture. Effective October 8, 2019, an over-allotment option granted to the Underwriters was exercised in full and the Company issued an additional US$6 million aggregate principal amount of Debentures, bringing the total aggregate gross proceeds to the Company under the 2019 Financing to US$46 million.

The Debentures mature on October 31, 2024 and bear interest at a rate of 4.65% per annum, payable semi-annually in arrears on the last business day of April and October in each year, commencing on April 30, 2020. The Debentures are convertible at the holder’s option into Common Shares at a conversion price of US$5.00 per share, representing a conversion rate of 200 Common Shares per US$1,000 principal amount of Debentures, subject to adjustment in certain circumstances. Refer to “Description of Capital Structure – Debentures” in this AIF. Net proceeds from the 2019 Financing were $43.5 million after deduction of underwriting fees and expenses. The net proceeds from the 2019 Financing were used to pay expenses related to the start-up at the Lindero Project and for general working capital purposes.

In September 2017, the board of directors of the Company (the “Board”) approved the construction of an open pit gold heap leach mine at its Lindero property in Salta Province, Argentina. Construction at the Lindero property progressed during 2019, pre-production mining started in early September and the project was 89 percent complete by the end of January 2020.

2020 Developments

The Company reported full year production results for 2020 from its three operating mines the San Jose Mine in Mexico, the Lindero Mine in Argentina, and the Caylloma Mine in Peru. In 2020, the Company produced 7,133,717 ounces of silver (19 percent decrease over 2019), 55,349 ounces of gold (10 percent increase over 2019), 29,627,923 pounds of lead (three percent increase over 2019) and 45,545,299 pounds of zinc (in line with 2019).

During 2020, in response to the pandemic, the Governments of Mexico, Peru and Argentina implemented measures to curb the spread of COVID-19, which included among others, the closure of international borders, temporary suspension of non-essential activities and the declaration of mandatory quarantine periods. Certain of these measures were subsequently eliminated or relaxed during the year. However, the Company’s operations were negatively impacted by the spread of the COVID-19 pandemic. Operations at the San Jose Mine were suspended for 54 days in the second quarter as a result of a government mandated national quarantine in Mexico, and construction activities were suspended at the Lindero Mine for 60 days during the first and second quarter due to a government mandated period of national social isolation in Argentina. In response to a period of social isolation mandated by the Peruvian government in the first and second quarter of 2020, operations were able to continue at the Caylloma Mine, initially by drawing ore from the coarse ore stockpile during the first quarter, and as the stockpile decreased the mine was subsequently re-started in the second quarter using a reduced taskforce in compliance with applicable Peruvian Government requirements. However, operations were voluntarily suspended for 21 days at the Caylloma Mine in the third quarter to, among other things sanitize and disinfect the mine and make infrastructure improvements to accommodate social distancing guidelines.

As the situation with respect to the COVID-19 pandemic was extremely uncertain and involved government mandated restrictions on operations, the Company was unable to determine the impact of COVID-19 on its production and cost guidance for 2020, and on April 2, 2020, it withdrew its production and cost guidance for the remainder of 2020.

On May 11, 2020, the Company announced that it had entered into an agreement with a syndicate of underwriters led by Scotia Capital Inc. and BMO Nesbitt Burns Inc., and including PI Financial Corp., CIBC World Markets Inc. and National Bank Financial Inc. (collectively, the “2020 Underwriters”) who had agreed to purchase, on a “bought deal” basis, an aggregate of 20,000,000 Common Shares at a purchase price of $3.00 per share (the “Offering Price”) for gross proceeds to the Company of $60.0 million (the “2020 Financing”). The 2020 Financing was subject to an over-allotment option (the “Over-Allotment Option”) granted to the 2020 Underwriters to purchase up to an additional

3,000,000 Common Shares at the Offering Price to cover over-allotments if any, and for market stabilization purposes. The 2020 Financing was completed on May 20, 2020. The Company issued an aggregate of 23,000,000 Common Shares for gross proceeds to the Company of $69.0 million, which included the exercise by the 2020 Underwriters of the over-allotment option in full.

On June 4, 2020, the Company secured amendments to its existing US$150 million senior secured credit facility, including amendments to the financial covenants contained in the credit facility in response to the constraints on the Company’s operations resulting from the COVID-19 pandemic.

On September 3, 2020, the Company announced the start of irrigation and leaching of ore placed on the heap leach pad at the Lindero project, and on October 20, 2020 announced the first gold pour at Lindero producing 728 ounces of gold. Construction at the Lindero Mine was substantially complete by the end of December 2020.

2021 Developments

The Company reported full year production results for 2021 from its four operating mines: the San Jose Mine in Mexico, the Lindero Mine in Argentina, the Yaramoko Mine in Burkina Faso, and the Caylloma Mine in Peru. In 2021, the Company produced 207,192 ounces of gold (274 percent increase over 2020), 7,498,701 ounces of silver (five percent increase over 2020), 32,989,973 pounds of lead (11 percent increase over 2020) and 47,549,301 pounds of zinc (four percent increase 2020). Production results for each mine in 2021 compared to 2020 are as follows:

San Jose Mine: in 2021, the Company produced 6,425,029 ounces of silver, an increase over 2020 of 4 percent, and 39,406 ounces of gold, an increase over 2020 of 4 percent. Average head grades for silver and gold for the year were 209 g/t and 1.29 g/t, respectively, both a decrease of 7 percent over the respective head grades in 2020. Cash cost per tonne of processed ore1 for 2021 increased to $75.80 per tonne compared to $68.79 per tonne for 2020 due to higher mine preparation and support and higher indirect costs.

Lindero Mine: in 2021, the Company produced 104,161 ounces of gold, comprised of 99,313 ounces in doré, 730 ounces of gold contained in precipitate/sludge and 4,118 ounces of gold-in-carbon (GIC) inventory, an increase of 675 percent over the 13,435 ounces produced in 2020. Cash cost per ounce of gold sold1 for the first full year of production in 2021 was $617.

Yaramoko Mine: as a result of the Roxgold Acquisition completed in July 2021, the Company acquired the Yaramoko Mine. From July 2, 2021, the Company produced 57,538 ounces of gold with an average gold head grade of 7.13 g/t. Cash cost per ounce of gold sold1 for the second semester of 2021 was $739.

Caylloma Mine: in 2021, the Company produced 1,073,62 ounces of silver, an increase over 2020 of 11 percent. Annual average head grade for silver was 76 g/t. Base metal production at the Caylloma Mine in 2021 totaled 33.0 million pounds of lead, an increase of 11 percent over 2020, and 47.5 million pounds of zinc, an increase of 4 percent over 2020. Average head grades for lead and zinc were 3.16% and 4.56%, respectively, for the year. Gold production for 2021 totaled 6,086 ounces, an increase of 48 percent over 2020, with an average head grade of 0.49 g/t. Cash cost per tonne of processed ore1 for the full year 2021 increased to $88.41 per tonne compared to $77.19 per tonne for 2020 due to higher mine preparation and support and higher indirect costs related to administration and energy.

On February 8, 2021, the Company announced the resignation of Simon Ridgway as a director and Chairman of the Board. David Laing was appointed as an independent Chair of the Board.

On March 29, 2021, the Company announced the results from a successful 4,670 meters of step-out and infill drilling over 22 drill holes at the San Jose Mine which established continuity of high-grade mineralization in the upper levels of the Trinidad Footwall structures.

1 Refer to “Notice Regarding Non-IFRS Financial Measures” section above.

In 2009, the Secretaría de Medio Ambiente y Recursos Naturales (“SEMARNAT”) granted an Environmental Impact Authorization (“EIA”) to Fortuna’s Mexican subsidiary, Companía Minera Cuzcatlán (“CMC”), which authorized the construction, execution and maintenance of the San Jose Mine for a period of 12 years effective until October 23, 2021. In May 2021, CMC filed an application to extend the term of the EIA for an additional period of 10 years. On November 10, 2021 CMC received written notification from SEMARNAT that the application to extend the EIA had been denied. CMC appealed the decision of SEMARNAT and obtained the protection of the Mexican courts to continue to operate the San Jose mine beyond the expiry date of the EIA. On December 20, 2021, the Company announced that SEMARNAT had granted a 12 year extension to the EIA at the San Jose mine. On January 28, 2022, the Company announced that it had received a notice from SEMARNAT which advised that SEMARNAT had made a typographical error in the extension to the term of the EIA for the San Jose Mine and that the correct extension term is two years. CMC initiated legal proceedings to challenge and revoke the allegation of the typographical error and to reconfirm the 12 year extension granted by SEMARNAT in December 2021. The Mexican Federal Administrative Court has admitted the Company’s legal proceedings and has granted an injunction in favour of the Company, which suspends the reduction of the term of the EIA from 12 years to two years during the course of the legal proceedings.

On July 2, 2021, the Company completed the Roxgold Acquisition and acquired 100% of the issued and outstanding Roxgold Shares, along with ownership of Roxgold’s assets, which assets included the Yaramoko Mine and the Séguéla Project. See “Business of the Company”.

In connection with the Roxgold Acquisition, Kate Harcourt was appointed a director of the Company and a member of the Sustainability Committee on July 2, 2021. Additionally, various changes in the Company’s ‘executive officers were made during the second half of 2021 to reflect the expansion of the Company’s operations into West Africa.

On September 7, 2021, the Company announced continued high grade results from extension and scout drilling at the Séguéla Project in Côte d’Ivoire and the Boussoura project on Burkina Faso. Exploration activities at the Séguéla Project included a 7,115 meter step-out drilling program at the Koula deposit; a 1,774 meter 11 hole program at the Sunbird prospect and a 2,070 meter 11 hole program at the Gabbro North prospect. Exploration activities at the Boussoura project included a 5,958 meter 47 hole program at the Fofora Main prospect and a 3,419 meter 12 hole program at the Galgouli prospect.

On September 29, 2021, the Company announced the decision to proceed with the construction of an open pit mine at the Séguéla Project in Côte d’Ivoire with long lead items procured and development teams established on the ground. The updated Séguéla Project budgeted total capital investment is $173.5 million. The anticipated construction schedule is approximately 20 months, with ramp-up to design capacity expected in the third quarter of 2023.

On October 7, 2021, the Company and the Mexican Geological Service (“SGM”) entered into a settlement agreement related to a disputed royalty on one of the mining concessions at the San Jose mine in Mexico. Pursuant to the settlement agreement, the Company paid to the SGM the amount of $9.6 million plus value added tax to end any prior dispute and agreed to pay to the SGM a three percent royalty on the billing value of minerals obtained from the concession from May 1, 2021 on an ongoing basis. The terms of the royalty are set out in a royalty agreement between the parties dated March 18, 2022. The remaining terms of the settlement are confidential and the Company has not admitted any liability.

In November 2021, the Company entered into a fourth amended and restated credit agreement (the “2021 Credit Facility”) with a syndicate of banks led by BNP Paribas, and including the Bank of Nova Scotia, Bank of Montreal and Societe Generale which converted the Company’s non-revolving and revolving facility into a revolving credit facility and increased the amount of the facility from $120 million to $200 million, subject to certain terms and conditions. The 2021 Credit Facility has a term of four years and steps down to $150 million after three years. Interest accrues on LIBOR loans under the 2021 Credit Facility at LIBOR plus the applicable margin of between two and three percent, which varies according to the consolidated leverage levels of the Company. The Company’s principal operating subsidiaries in Mexico, Peru, Côte d’Ivoire and Burkina Faso, and their respective direct and indirect holding companies, have guaranteed the obligations of the Company contemplated by the 2021 Credit Facility.  The Company has pledged all of its assets to secure the payment of its obligations contemplated by the 2021 Credit Facility, and the Company’s principal operating subsidiaries in Mexico and Peru, as well as the direct and indirect holding companies of the Company’s principal operating subsidiaries in Mexico, Peru, Côte d’Ivoire and Burkina Faso, have pledged all of their respective assets to secure their respective guarantees of such payment, including the shares of the Company’s principal operating subsidiaries in Mexico, Peru, Côte d’Ivoire and Burkina Faso.  The Company’s principal operating subsidiary in Burkina Faso has pledged its bank accounts to secure the obligations under its guarantee.

On December 9, 2021, the Company announced results from the exploration programs at the: Séguéla Project; the San Jose Mine; the Arizaro project in Argentina; and the Caylloma Mine.

As at February 28, 2022, the Company had drawn $160 million from the 2021 Credit Facility.

Outlook for 2022

The Company’s production and cost guidance set out below for 2022 assumes that operations will continue during the year without any major interruptions related to COVID-19. Health protocols for control, isolation and quarantine are in place at each of our mine sites, and these may be revised and modified based on the circumstances at each location.

	Silver	Gold	Lead	Zinc
Mine	(Moz)	(koz)	(Mlbs)	(Mlbs)	Cash Cost[1]	AISC[1,2]
SILVER					(US$/t)	(US$/oz Ag Eq)
San Jose, Mexico	5.2 - 5.8	32 - 36	-	-	67.5 - 74.6	13.7 - 16.1
Caylloma, Peru	1.0 - 1.1	1.8 - 2.0	29 - 32	41 - 45	86.6 - 95.7	17.8 - 21.1
GOLD					(US$/oz Au)	(US$/oz Au)
Lindero, Argentina	-	115 - 127	-	-	567 - 714	900 - 1,100
Yaramoko, Burkina Faso	-	95 - 115	-	-	760 - 1,006	1,300 - 1,650
CONSOLIDATED TOTAL	6.2 - 6.9	244 - 280	29 - 32	41 - 45

Notes:

1.	Cash Cost and AISC are non-IFRS financial measures. Refer to “Notice Regarding Non-IFRS Financial Measures” section above.

2.	The estimated increase in all in sustaining costs at Yaramoko for 2022 are due to decreased estimated gold ounce production coupled with increased operating and capital costs as mining moves to the deeper regions of the underground mine.

3.	Totals may not add due to rounding.

The corresponding equivalent cash costs and AISC for the Company’s four operating mines for the financial year ended December 31, 2021 are set out in the table below:

Mine	2021 Cash Cost[1,2]	2021 AISC[1,2]
SILVER	(US$/t)	(US$/oz Ag Eq)
San Jose, Mexico[3]	75.80	14.38
Caylloma, Peru[4]	88.41	18.94
GOLD	(US$/oz Au)	(US$/oz Au)
Lindero, Argentina	617	1,116
Yaramoko, Burkina Faso[5]	739	1,317

Notes:

1.	Cash Cost and AISC are non-IFRS financial measures. Refer to “Notice Regarding Non-IFRS Financial Measures” section above.

2.	Presented on a cash basis

3.	Silver equivalent sold for 2021 is calculated for the San Jose Mine using a silver to gold ratio of 71.5:1

4.	Silver equivalent sold for 2021 is calculated for the Caylloma Mine using a silver to gold ratio of 70.9:1, silver to lead ratio of 1:25.3 pounds and silver to zinc ratio of 1:18.6 pounds

5.	Cash costs are AISC for the Yaramoko Mine are presented subsequent to the completion of the Roxgold Acquisition and are for the period from July 2, 2021 to December 31, 2021.

6.	Totals may not add due to rounding.

San Jose Mine, Mexico - production guidance for 2022

During 2022, the Company plans to process from the San Jose Mine 1.06 million tonnes of ore averaging 176 g/t silver and 1.09 g/t gold. Silver production and costs reflect the declining grade profile of Mineral Reserves. Capital investment is estimated at $20.8 million, including $13.4 million for sustaining capital expenditures and $7.4 million for brownfields exploration programs. Major sustaining capital investment projects include $3.7 million for fleet equipment acquisition, $5.7 million for underground mine development and $1.3 million for infill drilling.

Lindero Mine, Argentina – production guidance for 2022

During 2022, the Company plans to place on the leach pad at the Lindero Mine 6.2 million tonnes of ore averaging 0.80 g/t gold, containing an estimated 160,000 ounces of gold. Capital investment is estimated at $26.3 million, including $17.7 million for sustaining capital expenditures, $7.3 million of capitalized stripping and $1.3 million for brownfields exploration programs. Major sustaining capital investment projects include $4.4 million for engineering and procurement for phase 2 of the leach pad expansion, $6.4 million for mine fleet maintenance and acquisition and $1.8 million for maintenance of crushing, SART and ADR plants.

Yaramoko Mine, Burkina Faso – production guidance for 2022

During 2022, the Company plans to process from the Yaramoko Mine 516,000 tonnes of ore averaging 6.52 g/t gold. Capital investments are estimated at $48.4 million, including $45.9 million for sustaining capital expenditures and $2.5 million for brownfields exploration programs. Major sustaining capital investment projects include $32.6 million for mine development extending depth at the 55 Zone, $3.8 million for ventilation and refrigeration plant upgrade and $0.9 million for underground pumping station.

Caylloma Mine, Peru – production guidance for 2022

During 2022, the Company plans to process from the Caylloma Mine 532,000 tonnes of ore averaging 73 g/t silver, 2.95% lead and 4.23% zinc. Capital investments are estimated at $17.7 million, including $16.3 million for sustaining capital expenditures and $1.4 million for brownfields exploration programs. Major sustaining capital investment projects include $5.7 million for mine underground development, $4.3 million for mine backfill system and $3.5 million for maintenance and energy projects.

Brownfields Exploration for 2022

The Company’s brownfields exploration budget for 2022, for all five of its properties totals $20.0 million, which includes 113,000 metres of exploration drilling across all types (reverse circulation, diamond core and air core), and 1,120 meters of underground development. Consolidated brownfields expenses in 2021 were $18.5 million.

Reconnaissance exploration and evaluation of potential new projects will continue to be actively pursued during 2022 across various jurisdictions including Mexico, West Africa, Argentina in addition to other select other regions, with an estimated budget of $8.8 million.

Séguéla Project, Côte d’Ivoire

As a result of the Roxgold Acquisition completed in July 2021, the Company acquired the Séguéla Project and related mining concessions located in Côte d’Ivoire.

In September 2021, the Company made a construction decision to proceed to build a 3,750 tonnes per day open pit mine at Séguéla, with first gold pour expected in mid-2023. Construction at the Séguéla Project is well underway.

Recent construction highlights and milestones include:

•	The overall project is 42% complete as of February 28, 2022

•	Approximately $66.5 million of the $173.5 million initial capital budget accrued as of February 28, 2022

•	Approximately $129.2 million committed as of February 28, 2022, consisting of $66.5 million accrued and $62.7 million in construction and G&A commitments

•	Major equipment packages secured

•	Major construction contracts executed

•	Tender process and selection of the preferred mining contractor completed and contract negotiations ongoing

•	First gold pour planned for mid-2023

Accommodation Camp

A 156-person accommodation camp is complete and ready for occupancy. Initially, this camp will support the project’s development and house the owner’s and contractors’ construction personnel with surplus personnel residing in the nearby town of Séguéla. The camp is approximately two kilometers from the processing plant area and is complete with kitchen and mess, recreational facilities, water and sewage treatment plants, laundry services and high-speed internet. The camp management contract has been tendered and awarded to Allterrain Services.

Processing Plant

De Simone was awarded the process plant bulk earthworks contract and activities are ongoing with excavation for ground improvement in the mill/carbon-in-leach circuit, thickener and crusher areas complete. Rock backfill in these areas was completed prior to the mobilization of the engineering procurement and construction contractor on February 28, 2022.

Lycopodium was awarded the guaranteed maximum price contract for the engineering, procurement and construction of the gold processing facility. As of December 31, 2021 engineering activities were 55 percent complete, procurement activities 44 percent complete and construction activities are on-track to commence early in the second quarter of 2022. Of note, the SAG mill purchase order has been placed and remains on-track to be delivered to site in the third quarter of 2022. Detailed engineering for the SAG mill is complete and manufacturing of core components such as shell, heads and trunnions and gear and pinion has commenced.

Site Bulk Earthworks

Contracts have been awarded for the site bulk earthworks contract for the construction of the tailings storage facility (TSF), water storage dam (WSD) and sediment control structure (SCS). Bush clearing and topsoil stripping of the TSF footprint has been completed. Bush clearing of the WSD commenced in early January and is on-track to be completed by the middle of the second quarter of 2022, ahead of the upcoming wet season and will be capable of storing raw water for the commissioning, ramp-up and operation of the processing plant. Procurement of materials required for the TSF, WSD and SCS construction is underway with the TSF high density polyethylene liner already secured and expected to be delivered to site in early April 2022.

Grid Connection

Contracts for the supply and installation of the 90 kV grid connection transmission line and 33 kV transmission line diversion have been awarded. Likewise, contracts for the supply and construction of the substation have been awarded. Delivery of the transmission lines tower steel started in March. Similarly, civil works for the substation also started in March. Transformers were ready to be shipped to site in March 2022. Work is on-track to provide power to the site by the end of the fourth quarter of 2022 ahead of commissioning activities at the processing plant.

Mining

Contract negotiations with a preferred bidder are ongoing, targeting contract execution and the placement of orders for long lead equipment in early April 2022.

Cost

As of December 31, 2021, $124.5 million of the total approved budget of $173.5 million, including $8.9 million contingency, has been committed. Approximately $108 million of total commitments to date include contracts for a guaranteed maximum price for $87 million, fixed price contract for $7.5 million and earthworks bill of quantity/schedule of rates for $13.5 million, mitigating risk to volatile market conditions and price escalations. Remaining commitments include the onboarding of key operational personnel, pre-production mining, equipment first fills and spare parts, mobile equipment and the implementation of livelihood restoration programs.

Selected upcoming milestones of the current construction schedule include:

2022

•	First quarter:

-	Commence construction of the processing plant

-	Commence construction of the high voltage substation

•	Second quarter:

-	Award mining contract

-	Agree upon terms and sign Mining Convention with the State of Côte d’Ivoire

-	Completion of the construction of the water storage dam

•	Fourth quarter:

-	Power on high voltage substation

-	Mining contractor mobilizes to site

-	Completion of the construction of the tailings storage facility

-	Commence pre-strip of the Antenna deposit

2023

•	First quarter: Processing plant practical completion

•	Mid 2023: First gold pour

Updated Mineral Reserve and Mineral Resource Estimates

During the past three years, the Company has released updated Mineral Reserve and Mineral Resource estimates for its properties as follows:

•	for the Caylloma Mine and the San Jose Mine as at December 31, 2018 – released in March 2019;

•	for the Lindero project as at March 31, 2019 – released in April 2019;

•	for the Caylloma Mine and the San Jose Mine as at December 31, 2019 – released in March 2020; and

•	for the Caylloma Mine, the San Jose Mine and the Lindero Mine as at December 31, 2020 – released in March 2021.

•	for the Company’s four mines and the Séguéla Project as at December 31, 2021 – released in March 2022.

A summary of the current Mineral Reserve and Mineral Resource estimates for the Company’s four mines and the Séguéla Project as at December 31, 2021 is as follows:

Highlights of Mineral Reserve and Mineral Resource Update

•	Combined Proven and Probable Mineral Reserves are reported containing 3.3 Moz of gold and 25.9 Moz of silver, representing a year-over-year increase of 81 percent and decrease of 10 percent, respectively

•	Combined Inferred Mineral Resources are reported containing 1.0 Moz of gold and 26.3 Moz of silver reflecting a year-over-year increase of 82 percent and decrease of 8 percent, respectively

2021 Mineral Reserves and Mineral Resources

Mineral Reserves – Proven and Probable								Contained Metal
Property		Classification	Tonnes (000)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag (Moz)	Au (koz)
Silver Mines	Caylloma, Peru	Proven	234	101	0.30	2.38	2.96	0.8	2
		Probable	2,933	83	0.19	2.55	3.76	7.8	18
		Proven + Probable	3,167	84	0.20	2.53	3.70	8.6	20
	San Jose, Mexico	Proven	75	205	1.40	N/A	N/A	0.5	3
		Probable	2,914	180	1.17	N/A	N/A	16.8	109
		Proven + Probable	2,989	180	1.17	N/A	N/A	17.3	113
	Total	Proven + Probable	6,156	131	0.67	N/A	N/A	25.9	133
Gold Mines	Lindero, Argentina	Proven	25,786	N/A	0.66	N/A	N/A	0.0	546
		Probable	62,821	N/A	0.53	N/A	N/A	0.0	1,068
		Proven + Probable	88,607	N/A	0.57	N/A	N/A	0.0	1,614
	Yaramoko, Burkina Faso	Proven	300	N/A	3.78	N/A	N/A	0.0	36
		Probable	1,826	N/A	7.27	N/A	N/A	0.0	427
		Proven + Probable	2,126	N/A	6.78	N/A	N/A	0.0	464
	Total	Proven + Probable	90,733	N/A	0.71	N/A	N/A	0.0	2,077
Gold Project	Séguéla, Côte d’Ivoire	Probable	12,100	N/A	2.80	N/A	N/A	0.0	1,088
		Proven + Probable	12,100	N/A	2.80	N/A	N/A	0.0	1,088
Total		Proven + Probable						25.9	3,298

Mineral Resources – Measured and Indicated								Contained Metal
Property		Classification	Tonnes (000)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag (Moz)	Au (koz)
Silver Mines	Caylloma, Peru	Measured	724	97	0.34	1.79	3.24	2.3	8
		Indicated	1,994	82	0.24	1.61	3.09	5.3	15
		Measured + Indicated	2,718	86	0.26	1.65	3.13	7.5	23
	San Jose, Mexico	Measured	38	121	0.82	N/A	N/A	0.2	1
		Indicated	901	98	0.65	N/A	N/A	2.8	19
		Measured + Indicated	940	99	0.66	N/A	N/A	3.0	20
	Total	Measured + Indicated	3,658	89	0.37	N/A	N/A	10.5	43
Gold Mines	Lindero, Argentina	Measured	1,723	N/A	0.50	N/A	N/A	0.0	28
		Indicated	31,552	N/A	0.38	N/A	N/A	0.0	387
		Measured + Indicated	33,275	N/A	0.39	N/A	N/A	0.0	415
	Yaramoko, Burkina Faso	Measured	48	N/A	5.83	N/A	N/A	0.0	9
		Indicated	456	N/A	5.80	N/A	N/A	0.0	85
		Measured + Indicated	504	N/A	5.80	N/A	N/A	0.0	94
	Total	Measured + Indicated	33,779	N/A	0.47	N/A	N/A	0.0	509
Gold Project	Séguéla, Côte d’Ivoire	Indicated	3,811	N/A	2.00	N/A	N/A	0.0	244
		Measured + Indicated	3,811	N/A	2.00	N/A	N/A	0.0	244
Total		Measured + Indicated						10.5	796

Mineral Resources – Inferred								Contained Metal
Property		Classification	Tonnes (000)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag (Moz)	Au (koz)
Silver Mines	Caylloma, Peru	Inferred	3,809	116	0.59	2.03	3.50	14.2	73
	San Jose, Mexico	Inferred	3,011	125	0.93	N/A	N/A	12.1	90
	Total	Inferred	6,820	120	0.74	N/A	N/A	26.3	163
Gold Mines	Lindero, Argentina	Inferred	27,052	N/A	0.43	N/A	N/A	0.0	373
	Yaramoko, Burkina Faso	Inferred	247	N/A	4.41	N/A	N/A	0.0	35
	Total	Inferred	27,299	N/A	0.46	N/A	N/A	0.0	408
Gold Project	Séguéla, Côte d’Ivoire	Inferred	4,935	N/A	2.89	N/A	N/A	0.0	454
Total		Inferred						26.3	1,024

Notes:

1.	Mineral Reserves and Mineral Resources are as defined by the 2014 CIM Definition Standards for Mineral Resources and Mineral Reserves

2.	Mineral Resources are exclusive of Mineral Reserves

3.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability

4.	Factors that could materially affect the reported Mineral Resources or Mineral Reserves include changes in metal price and exchange rate assumptions; changes in local interpretations of mineralization; changes to assumed metallurgical recoveries, mining dilution and recovery; and assumptions as to the continued ability to access the site, retain mineral and surface rights titles, maintain environmental and other regulatory permits, and maintain the social license to operate

5.	Mineral Resources and Reserves for the San Jose and Caylloma mines are estimated as of June 30, 2021. Mineral Resources and Reserves for the Lindero Mine are estimated as of July 31, 2021. Mineral Resources for the Yaramoko mine are estimated as of June 30, 2021 for underground and as of February 2, 2021 for open pit. Mineral Reserves for the Yaramoko mine are estimated as of June 30, 2021 for underground and as of February 2, 2021 for open pit, Mineral Resources and Reserves for the San Jose, Caylloma, Yaramoko and Lindero mines are reported as of December 31, 2021, taking into account production-related depletion for the period through December 31, 2021. Mineral Resources and Reserves for the Séguéla gold Project are estimated and reported as of March 31, 2021 with the exception of the Sunbird deposit which is estimated and reported as of December 31, 2021

6.	Mineral Reserves for the San Jose Mine are based on underground mining within optimized stope designs using an estimated NSR break-even cut-off grade of US$62.0/t to US$67.8/t equivalent to 109 to 120 g/t Ag Eq based on assumed metal prices of US$21/oz Ag and US$1,600/oz Au; estimated metallurgical recovery rates of 91% for Ag and 90% for Au and mining costs of US$33.89/t (C&F) to US$28.00/t (SLS); processing costs of US$16.23/t; and other costs including distribution, management, community support and general service costs of US$17.73/t based on actual operating costs. Mining recovery is estimated to 92% (C&F) and 93% (SLS) and mining dilution 14% (C&R) and 24% (SLS). Mineral Resources are reported at a 100 g/t Ag Eq cut-off grade based on the same parameters used for Mineral Reserves and a 15% upside in metal prices. Proven and Probable Reserves include 1.94 Mt containing 11.3 Moz of silver and 63.5 koz of gold reported at a 111 to 122 g/t Ag Eq cut-off grade and Inferred Resources totaling 2.2 Mt containing 8.8 Moz of silver and 65.4 koz of gold reported at a 100 g/t Ag Eq cut-off grade located in the Taviche Oeste concession and subject to a 2.5% royalty

7.	Mineral Reserves for the Caylloma Mine are reported above NSR breakeven cut-off values based on underground mining methods including; mechanized (breasting) at US$82.79/t; mechanized (uppers) at US$77.33/t; semi-mechanized at US$90.19/t; and a conventional method at US$155.1/t; using assumed metal prices of US$21/oz Ag, US$1,600/oz Au, US$2,000/t Pb and US$2,500/t Zn; metallurgical recovery rates of 82.5% for Ag, 45% for Au, 90% for Pb and 89% for Zn. Mining, processing and administrative costs used to determine NSR cut-off values were estimated based on actual operating costs incurred from July 2020 through June 2021. Mining recovery is estimated to average 95% with average mining dilution ranging from 21% to 37% depending on the mining methodology. Mineral Resources are reported at an NSR cut-off grade of US$65/t for veins classified as wide (Animas, Animas NE, Nancy, San Cristobal veins) and US$135/t for veins classified as narrow (all other veins) based on the same parameters used for Mineral Reserves, and a 15% upside in metal prices

8.	Mineral Reserves for the Lindero Mine are reported based on open pit mining within a designed pit shell based on variable gold cut-off grades and gold recoveries by metallurgical type. Met type 1 cut-off 0.26 g/t Au, recovery 75.4%; Met type 2 cut-off 0.25 g/t Au, recovery 78.2%; Met type 3 cut-off 0.25 g/t Au, recovery 78.5%; and Met type 4 cut-off 0.28 g/t Au, recovery 68.5%. Mining recovery is estimated to average 100% and mining dilution 0% having been accounted for during block regularization to 10-meter x 10-meter x 8-meter size. The cut-off grades and pit designs are considered appropriate for long term gold prices of US$1,600/oz, estimated mining costs of US$1.51/t of material, total processing and process G&A costs of

US$6.97/t of ore, and refinery costs net of pay factor of US$7.10/oz Au. A new internal study suggested an increased heap leach capacity to 115 Mt, which eliminates the previous year's Mineral Reserves restriction of 84.2 Mt. Reported Proven Reserves include 4.7 Mt averaging 0.49 g/t Au of stockpiled material. Mineral Resources are reported within the same conceptual pit shell above a 0.2 g/t Au cut-off grade based on the same parameters used for Mineral Reserves and a 15% upside in metal prices

9.	Mineral Reserves for Yaramoko are reported at a cut-off grade of 0.9 g/t Au for the 55 Zone open pit based on an assumed gold price of US$1,500/oz, 3.4 g/t Au for 55 Zone underground and 3.0 g/t Au for Bagassi South underground, based on an assumed gold price of US$1,600/oz, metallurgical recovery rates of 98.0%, surface mining costs of US$3.26/t, G&A costs of US$14.5/t, and processing cost of US$22.85/t, underground mining costs of US$101.9/t, G&A costs of US$24.1/t and processing cost of US$27.7/t. Underground mining recovery is estimated at 85% and 91% for Bagassi South and 55 Zone stopes respectively and 100% for sill drifts. A mining dilution factor of 10% has been applied for sill drifts, 0.7 meter and 1.0 meter dilution skin has been applied for 55 Zone and Bagassi South stopes respectively. Surface Mineral Reserves are reported in situ with modifying factors of 10% mining dilution and 85% mining recovery applied within an optimized pit shell and only Proven and Probable categories reported within the final pit designs. Reported Proven Reserves include 214 kt averaging 2.98 g/t Au of stockpiled material. Yaramoko Mineral Resources are reported in situ at a gold grade cut-off grade of 0.5 g/t Au for the 55 Zone open pit and 2.7 g/t Au for underground, based on an assumed gold price of US$1,700/oz and the same costs, metallurgical recovery and constrained within an optimized pit shell. The Yaramoko Mine is subject to a 10% carried interest held by the government of Burkina Faso

10.	Mineral Reserves for the Séguéla gold Project are reported constrained within optimized pit shells at an incremental cut-off grade of 0.54 g/t Au for Antenna, 0.55 g/t Au for Agouti, 0.55 g/t Au for Boulder, 0.56 g/t Au for Koula and 0.56 g/t Au for Ancien deposits based on an assumed gold price of US$1,500/oz, metallurgical recovery rate of 94.5%, mining cost of US$2.87/t for Antenna, US$2.74/t for Agouti, US$2.81/t for Boulder, US$2.85/t for Koula and US$2.93/t for Ancien, processing and G&A costs of US$21.64/t, mining owner cost of US$1.30/t, refining cost of US$2.60/oz and Royalty rate of 6%. The Mineral Reserves pit design were completed based on overall slope angle recommendations of between 37° and 57° for Antenna, Koula and Agouti deposits from oxide to fresh weathering profiles, between 34° and 56° for Ancien deposit from oxide to fresh weathering profiles and 37° and 60° for Boulder deposit from oxide to fresh weathering profiles. Mineral Reserves are reported in situ with modifying factors of 15% mining dilution and 90% mining recovery applied. Mineral Resources for the Séguéla gold Project are reported in situ at a cut-off grade of 0.3 g/t Au for Antenna and 0.5 g/t Au for the satellite deposits, based on an assumed gold price of US$1,700/oz and constrained within preliminary pit shells. The Séguéla gold Project is subject to a 10% carried interest held by the government of Côte d'Ivoire

11.	Eric Chapman is the Qualified Person responsible for Mineral Resources reported for the San Jose, Caylloma and Lindero mines; Amri Sinuhaji is the Qualified Person responsible for Mineral Reserves reported for the San Jose, Caylloma and Lindero mines; both being employees of Fortuna. Matthew Cobb is the Qualified Person responsible for Mineral Resources reported for the Yaramoko Mine and Séguéla gold Project, being an employee of Roxgold Inc. (a wholly owned subsidiary of Fortuna). Craig Richards is the Qualified Person responsible for the underground and open pit Mineral Reserves reported for the Yaramoko Mine, being an employee of Fortuna). Shane McLeay is the Qualified Person responsible for Mineral Reserves reported for the Séguéla gold Project, being an employee of Entech Pty Ltd

12.	N/A = Not applicable

13.	Totals may not add due to rounding

Lindero Mine, Argentina

As of December 31, 2021, the Lindero Mine has Proven and Probable Mineral Reserves of 88.6 Mt containing 1.6 Moz of gold, in addition to Measured and Indicated Resources, exclusive of Mineral Reserves, of 33.3 Mt containing 415,000 ounces of gold, and Inferred Resources of 27.0 Mt containing 373,000 ounces of gold.

Since December 31, 2020, Mineral Reserve tonnes increased by 7 percent, while gold grade decreased 8 percent to 0.57 g/t. Changes are primarily due to mining related depletion of 6.2 Mt of material delivered to the heap leach pad in 2021 and an increase of the heap leach capacity limit to 114 Mt based on an updated internal design.

Measured and Indicated Resource tonnes, exclusive of Mineral Reserves, decreased slightly by 2.3 Mt or 6 percent since December 31, 2020 to 33.3 Mt, due to minor adjustments in operating costs and the reserve cut-off grade.

Inferred Resources tonnes decreased by 3.3 Mt or 11 percent, to 27.1 Mt since December 31, 2020 with the gold grade increasing 2 percent to 0.43 g/t. The decrease in Inferred Resources is due to the aforementioned changes in operating costs and the ultimate pit shell design.

Yaramoko Mine, Burkina Faso

As of December 31, 2021, the Yaramoko Mine has Proven and Probable Mineral Reserves of 2.1 Mt containing 464,000 ounces of gold, in addition to Measured and Indicated Resources, exclusive of Mineral Reserves, of 0.5 Mt containing 94,000 ounces of gold, and Inferred Resources of 0.25 Mt containing 35,000 ounces of gold.

Since June 30, 2020, Mineral Reserve tonnes decreased by 32 percent, while gold grade decreased slightly by 3 percent to 6.78 g/t. The reasons for the changes in Mineral Reserves are:

•	Depletion related to production from the mine resulting in a decrease of 0.92 Mt or 203,000 ounces of gold extracted from June 30, 2020 through December 31, 2021, of which 84,000 tonnes containing 6,000 ounces of gold was added to Proven Reserves having been stockpiled

•	Adjustments in the geological interpretation related to infill drilling and production data adjacent to currently mined stopes resulted in a decrease of 0.31 Mt containing 55,000 ounces of gold

•	Exploration and infill drilling in the deeper levels of the deposit resulted in the upgrade of 0.37 Mt or 91,000 ounces of gold

•	Updating of estimation parameters including treatment of outliers, adjustments in expected mining recovery, estimated costs and updating in classification resulted in a decrease of 0.24 Mt or 85,000 ounces of gold

Measured and Indicated Resource tonnes, exclusive of Mineral Reserves, decreased slightly from 0.6 Mt to 0.5 Mt since June 30, 2020 with the changes being related to the reasons indicated above.

Inferred Resources tonnes decreased by 0.31 Mt or 56 percent, to 0.25 Mt since June 30, 2020 with the gold grade decreasing 34 percent to 4.41 g/t. The decrease in Inferred Resources is due to the aforementioned infill drill program which resulted in the upgrading of 0.37 Mt to reserves.

San Jose Mine, Mexico

As of December 31, 2021, the San Jose Mine has Proven and Probable Mineral Reserves of 3.0 Mt containing 17.3 Moz of silver and 113,000 ounces of gold, in addition to Inferred Resources of 3.0 Mt containing a further 12.1 Moz of silver and 90,000 ounces of gold.

Year-over-year, Mineral Reserves decreased 17 percent in terms of tonnes, while silver grade decreased 10 percent and gold grade decreased 13 percent after net changes of minus 956,000 tonnes resulting from production-related depletion, adjustments amounting to 55,000 tonnes to the geological interpretation and updating of estimation parameters and the upgrading and conversion of 301,000 tonnes of Inferred Resources to Mineral Reserves due to infill and exploration drilling. Silver grade decreased 10 percent and gold grade decreased 13 percent to 180 g/t and 1.17 g/t, respectively due to upgraded grades having lower average grades than those depleted in 2021.

Measured and Indicated Resource tonnes exclusive of Mineral Reserves remained relatively unchanged year-over-year with tonnes decreasing by 2 percent.

Year-over-year, Inferred Resources decreased 13 percent in terms of tonnes, with grades remaining relatively unchanged. The net variation is due primarily to reductions resulting from the upgrading of Inferred Resources related to infill drilling and adjustments in the geological interpretation.

Brownfields exploration remains a priority at San Jose with a 2022 program budget of US$7.4 million, which includes 26,200 meters of diamond drilling, aimed at expanding the mineralization at the mine (refer to Fortuna news release dated January 18, 2022, “Fortuna reports 2021 full year record production of 305,859 gold equivalent ounces and issues 2022 annual guidance”).

In addition, a technical evaluation is underway to test the viability of recovering mineralized pillars from the Stockwork zone of the San Jose mine. Mineral Reserves and Mineral Resources will not include any potential tonnage from this pillar material until sufficient technical studies have been completed to confirm the methodology for recovery.

Caylloma Mine, Peru

As of December 31, 2021, the Caylloma Mine has Proven and Probable Mineral Reserves of 3.2 Mt containing 8.6 Moz of silver and 20,000 ounces of gold, in addition to Inferred Resources of 3.8 Mt containing 14.2 Moz of silver and 73,000 ounces of gold.

Year-over-year, Mineral Reserve tonnes increased by 91 percent, while silver grade decreased 22 percent to 84 g/t, lead grade decreased 4 percent to 2.53%, and zinc grade increased 5 percent to 3.70%. Changes are primarily due to mining related depletion of 475,000 tonnes, upgrading and conversion of 1.39 Mt of Inferred Resources to Mineral Reserves due to a successful infill drill program focused on the Animas and Animas NE veins and changes in zinc metal prices and commercial terms accounting for 534,000 tonnes.

Measured and Indicated Resource tonnes, exclusive of Mineral Reserves, increased by 27 percent year-over-year to 2.7 Mt with silver, lead and zinc grades decreasing by 13 percent, 7 percent and 7 percent, respectively due to the same reasons as detailed for reserves.

Inferred Resources tonnes increased slightly by 2 percent year-over-year. Silver, lead, and zinc grades decreased 5 percent, 25 percent, and 14 percent, respectively. The decrease in Inferred Mineral Resources is primarily due to a successful infill drill program of the Animas and Animas NE veins resulting in the upgrading of Inferred Mineral Resources to Mineral Reserves counteracted by the inclusion of new resources in relation to exploration drilling expanding identified mineralized material in the lower levels of the Animas and Animas NE veins.

Séguéla Gold Project, Côte d’Ivoire

As of December 31, 2021, the Séguéla Project has Proven and Probable Mineral Reserves of 12.1 Mt containing 1,088,000 ounces of gold, in addition to Inferred Resources of 4.9 Mt containing 454,000 ounces of gold.

There have been no changes from the Mineral Reserve and Mineral Resource numbers reported for the Séguéla Project as of March 2021, with the exception of the maiden estimation of Inferred Resources for the Sunbird discovery comprising 3.45 Mt averaging 3.16 g/t Au containing 350,000 ounces of gold reported above a 0.5 g/t Au cut-off grade. Please refer to “Material Properties - Séguéla Project Maiden Inferred Mineral Resource”.

DESCRIPTION OF THE BUSINESS

General

Summary. The Company is engaged in the mining of silver, gold and base metals and related activities in Latin America and West Africa, including exploration, extraction, and processing. The Company operates the San Jose Mine located in southern Mexico, the Lindero Mine located in northern Argentina, the Yaramoko Mine located in Burkina Faso, and the Caylloma Mine located in southern Peru. The Company is also constructing an open pit gold mine at the Séguéla Project in Côte d’Ivoire. Each of the Company's producing mines is generally considered to be a reportable segment.

The Company’s gold production at the Lindero Mine and the Yaramoko Mine is in the form of gold doré bars. It has entered into non-exclusive precious metals purchase agreement with Auramet International LLC, a precious metals merchant headquartered in New Jersey, USA. Refining arrangements are provided by Metalor USA Refining Corporation and Metalor Technologies SA.

The silver-lead, zinc, and silver-gold concentrates produced by the Company at its San Jose Mine and its Caylloma Mine are sold to international metals traders who in turn deliver the products to different clients around the world.

The material sources of revenue for 2021 and 2020 are as follows:

	2021		2020
By type of concentrate:

Silver-lead concentrate	10%		15%
Zinc concentrate	7%		9%
Silver-gold concentrate	36%		69%
Gold doré	47	%(2)	7	%(1)

By metal contained in concentrate:

Silver	29%		52%
Lead	5%		7%
Zinc	7%		9%
Gold	59%		25%

Notes:

1.	First gold was poured at the Lindero Mine on October 20, 2020. The Lindero Mine produced 13,435 ounces of gold in 2020.

2.	Includes gold doré produced at the Yaramoko Mine from July 2, 2021, being the date of the completion of the Roxgold Acquisition, to July 2, 2021.

Production Methods. The Lindero Mine is an open pit heap leach operation. Crushed ore is placed on a leach pad with the pregnant solution pumped to a sulphidization-acidification-recycle-thickening plant (“SART”) and an adsorption, desorption and recovery plant (“ADR”) prior to electrowinning and refining where gold is poured to doré bars.

The Yaramoko Mine complex is an underground project with feed ore from two underground portals at the 55 Zone and Bagassi South mines, where long hole open stoping and cemented rock backfill is the mining method. The mined ore is fed to a traditional gold processing facility where the ore is crushed, milled and subject to carbon-in-leach (“CIL”) extraction processes, prior to electrowinning and refining where gold is poured to doré bars.

The method of production both at the Caylloma Mine and the San Jose Mine consists of underground mining principally through cut and fill mechanized operations. Extracted ore is trucked to a conventional crushing, milling and flotation processing plant which consists of zinc, and lead-silver flotation circuits for the Caylloma Mine, and a gold-silver circuit for the San Jose Mine.

Specialized Skill and Knowledge. All aspects of the Company’s business require specialized skills and knowledge. Such skills and knowledge include the areas of geology, mining, metallurgy, engineering, environment issues, permitting, social issues, and accounting. While competition in the resource mining industry can make it difficult to locate and retain competent employees in such fields, the Company has been successful in finding and retaining personnel for the majority of its key processes. Management considers training and re-training of its staff to be a priority.

Competitive Conditions. The exploration and mining of precious metals and base metals is competitive. Competition relates to: the acquisition of mineral property interests that can be explored, developed and operated; technical experts that can find, develop and mine such mineral properties and interests; workers to operate the mineral properties; and capital to finance, exploration, development and operations, and customers to purchase products.

The Company competes with other mining companies, some of which have greater financial resources and technical facilities, for the acquisition of mineral property interests, the recruitment and retention of qualified employees; and for investment capital with which to fund its projects, and in the sale of its products.

Employees. The Company and its subsidiaries had 2,297 direct employees and 2,680 indirect employees through contractors as at December 31, 2021.

Foreign Operations. The Company’s material mineral resource properties are located in Argentina, Burkina Faso, Côte d’Ivoire, Mexico and Peru. Through the Company’s history of successfully developing and operating mines in foreign jurisdictions, Fortuna has developed various corporate governance policies, practices and frameworks to manage the social, economic and political risks and challenges associated with operating in foreign jurisdictions. See “Risk Factors” section for a detailed description of such risks.

Members of the Board and senior officers of the Company periodically visit the Company’s operations in Latin America and West Africa. Most recently, the Board travelled to West Africa in January 2022. During these visits, Board Members interact with local employees, government officials and businesspersons; such interactions enhance the visiting directors’ or officers’ knowledge of local culture and business practices.

Additionally, in accordance with the Company's corporate governance practices, the Board regularly receives management and technical updates, risk assessment and progress reports in connection with the Company’s operations, and in doing so, maintains effective oversight over its business and operations. For example, the Sustainability Committee meets at least quarterly and obtains such updates from management which is then reported by the Committee to the Board. Through these updates, assessments and reports, the Board gains familiarity with the conditions, laws and risks associated with the Company’s foreign operations.

Sustainability and ESG Policies and Framework

The Company’s business and operations involve the exploration, development, extraction and production of precious and base metals in Latin America and in West Africa, since the consolidation with Roxgold Inc. in July 2021. Our vision is to be valued by our stakeholders as a sustainable company and a leader in the precious metals industry and our mission is to create sustainable value through growth of our mineral reserves, metals production and the efficient operation of our assets, while remaining firmly committed to safety, and to social and environmental responsibility. To do so, we value:

•	The health and safety of our employees. We do not tolerate unsafe actions or conditions.

•	The environment. We adhere to strict environmental standards and mitigate our impact.

•	Our communities. We show respect for cultural diversity, and work as a strategic partner to enable the sustainable development of our neighboring communities.

•	A commitment to excellence. We achieve high standards and the best practices.

•	Integrity. We act in accordance with our philosophy.

The Company’s objective is to generate sustainable prosperity through its business operations which means, protecting the environment, providing a safe workplace for our employees and contractors, supporting the local communities in the areas in which the Company operates through education, employment and infrastructure investment. The Company has built strong relationships with the stakeholders in which it operates, in particular with local communities where we are dedicated to innovative, sustainable projects and partnerships that build trust in local communities while respecting their values, customs and traditions. The Company’s operating practices are governed by the principles set out in its Code of Business Conduct and Ethics and Whistle-Blower Policy, which was adopted by the Board in order to promote integrity and honest and ethical conduct of the Company’s business. It applies to all directors, officers, employees and consultants of the Company and its subsidiaries. In term of Board oversight, a Sustainability Committee composed of members of the Board of Directors is appointed to assist in fulfilling its oversight responsibilities related to health, safety, security, environmental, sustainable development and social responsibility obligations and corporate objectives.

Sustainability Framework

At Fortuna, we see sustainability as the creation of long-term economic, social, and environmental value for our stakeholders. This understanding has led us to make a fundamental commitment to integrate sustainability into our business strategy, organizational culture, and day-to-day operational activities.

Sustainability includes factors which affect all aspects of our business. Rather than isolating sustainability in a single, stand-alone policy, we have created a Sustainability Framework that is integrated into our overall corporate strategy and supported through a range of corporate policies and standards. The Sustainability Framework is a way to transform our aspirations into actions and achieve our vision.

Strategic Sustainability Objectives

Consistent with our Vision, Mission and Values, we have identified three Strategic Sustainability Objectives supported by six Sustainability Pillars. We provide disclosure on five Sustainability Pillars in our Sustainability Report which is filed on the Company’s website, and we report on the sixth Sustainability Pillar, our financial performance, through our regulatory filings in accordance with applicable securities laws and stock exchange requirements.

Strategic Sustainability Objectives	Sustainability Pillars
GOVERNANCE Create through corporate governance: high ethical standards, respect for human rights and promotion of diversity and equal opportunity.	1. Financial Performance: Maintain a sound financial position while creating shared value. 2. Human Rights and Ethics: Be a responsible producer.
OUR PEOPLE Create a culture of health, safety, and social responsibility, and maintain positive relationships with our stakeholders.

3. Communities: Be a catalyst for sustainable development independent of the presence of the Company in the community.

4. Occupational Health & Safety: Demonstrate commitment in everything we do.

5. Human Resources: Attract and train a workforce which draws on the local stakeholder community.

OUR ENVIRONMENT Mitigate our impact on the environment through the efficient use of our resources and the implementation of clean technologies.	6. Environment: Minimize our impact on the environment to preserve it for future generations

To support the implementation of the Company’s Sustainability Framework, we have developed the policies and standards listed below, relating to environmental, social and governance related matters:

•	Human Rights Policy

•	Diversity Policy

•	Anti-corruption Policy

•	Occupational Health and Safety Policy

•	Environmental Policy

•	Business Code of Conduct and Ethics and Whistle-blower Policy

•	Supplier Business Code of Conduct and Ethics

•	Design Standards for Tailings and Filtered Storage Facilities, Heap Leach Facilities and Waste Rock Storage Facilities

In March 2022, our Board approved two new sustainability policies: the Community Relations Policy and the Employee Relations Policy. All of our sustainability policies and standards are supported by guidelines, manuals, training and other means to facilitate their successful implementation and performance in the field. Copies of our main environmental and social policies can be found on the Company’s website.

Monitoring, reporting and disclosure framework

The Company measures and discloses its sustainability performance using the Global Reporting Initiative (GRI) guidelines, the Metals and Mining Industry Standard of the Sustainability Accounting Standards Board (SASB) and the recommendations of the Task Force on Climate-related Financial Disclosures (“TCFD”).

Management reports on sustainability, including updates on environmental social and governance matters, updates on sustainability key performance indicators (see “Corporate Plan and Targets below”), are provided to the Board of Directors at least on a quarterly basis through the Sustainability Committee.

The Company has a dedicated Health, Safety, Security, Environment and Community (“HSSEC”) Corporate Committee comprised of members of Senior and corporate management. The HSSE Committee is tasked with assisting the Company’s Senior Management in achieving its governance and management objectives in the areas of health, safety, security, environment and the community. This includes the reporting and reviewing of health, safety, security, environment and community management programs and their performance.

In addition, each operating subsidiary provides a monthly report on its sustainability performance. The Country Managers present operational progress, sustainability data, and progress toward KPIs and goals. In all cases, performance is measured against operational KPIs and metrics control tools, and the indicators correspond to each of the six sustainability pillars.

Since 2019, the Company has released an annual Sustainability Report which is available on our website. The Report discloses: material sustainable topics applicable to the Company and its operations; summarizes the actions that the Company is taking in terms of economic, social and environmental sustainability in the Company’s mining operations; and provides detailed information on the Company’s environmental, social, socio-economic and health and safety performance, and compares its environmental, health, social and governance performance against its performance in prior years.

Corporate plan and targets

In 2019, the Company developed a five-year sustainability plan which contains short, medium and long-term commitments. As a result, key performance indicators (“KPIs”) related to sustainability have been integrated into the management of the Company’s business. The Board approves the KPI goals and targets on an annual basis. The achievement of these goals is monitored monthly. Management eligible for annual performance incentives as part of their annual compensation are held accountable for the Company’s sustainability performance through the achievement of annual target performance goals. Performance metrics which include environmental, safety and social metrics have been included in the performance metrics for management eligible for annual performance incentives since 2021. For 2022, the performance metrics have been extended to include climate change and ESG framework and ratings metrics. ESG metrics performance metrics have a 35% weighting in the Company’s corporate short-term incentive indicators.

2022 Outlook

During 2022, our Sustainability/ESG framework will be reviewed, and we will continue to review and update our ESG policies to reflect the growth of the Company and the materiality assessment completed in 2021.

During 2022, the Company anticipates disclosing a position statement on Climate Change, and undertaking other corporate initiatives to enhance the Company’s commitment to create a sustainable business while ensuring Industry Standard performance in sustainability.

2021 Health and Safety management and performance

Health and safety statistics are collected from each of our operations on a monthly basis. Targets for health and safety key performance indicators are set each year and are one factor used in determining management compensation for 2022.

In 2021, our health and safety performance among our employees and contractors is highlighted by:

•	zero fatalities from work-related injuries or illnesses

•	zero cases of work-related illnesses

In 2021, our consolidated health and safety performance in terms of Recordable Incident Frequency Rate (“TRIFR”) and Lost Time Incident Frequency Rate (“LTIFR”) improved by almost 50% (see table below) by means of additional initiatives to develop visible leadership, encourage teamwork, and continuously enhance our management system and tools including:

•	instilling operational discipline by reinforcing procedures and our zero-tolerance policy to unsafe working conditions;

•	establishing a disciplinary committee that included the participation of employees from human resources, operations, safety and sustainability;

•	conducting a deep dive evaluation for all high potential near miss incidents;

•	conducting additional incident cause analysis method (“ICAM”) training; and

•	enhancing data collection on material damage and operational delays.

The following statistics are for employees and contractors at the mine sites and on a consolidated basis. The terms set out below have the following meanings:

“FI” means fatal incidents

“LTI” means lost time injury

“MTI” means medical treatment injury

“TRI” means total recordable injuries

“TRIFR” means total recordable frequency incident rate = (number of FI+LTI+MTI) x 1,000,000/ worked-hours

“LTIFR” means lost time incident frequency rate = (number of LTI x 1,000,000) / worked-hours

“LTISR” means lost time incident severity rate = (number of days lost x 1,000,000/ worked-hours)

	Lindero Mine		San José Mine		Caylloma Mine		Yaramoko Mine (last 6 months of 2021)		All 4 operations
	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021
LTIFR	4.94	2.53	3.45	2.03	1.31	1.09	NA	0.00	3.15	1.57
TRIFR	5.93	6.07	6.41	3.72	5.68	2.18	NA	0.81	5.99	3.36
LTISR	361.81	336.37	144.04	139.97	41.92	55.54	N/A	0.00	176.64	138.10

Notes:

1.	Data is included from the four operating mines. It does not include data from the corporates offices or the Séguéla Project.

2.	The information provided for Lindero in 2020 was collected during the construction phase of the mine.

In 2022, the Company intends to continue the implementation of new and improved corporate standards to support the performance of all operations including West African operations. For example, all operations will be subject to ISO 45001 as a mandatory standard with requirements to implement: critical controls management at site level; and a new Health, Safety, Environment and Community management software to improve accountability and efficiency in our health and safety activities.

The improvements in workplace safety achieved in 2021 were overshadowed in January 2022, when the Company reported a fatality at the Lindero Mine. No other personnel were injured in the incident.

Company’s Response to Spread of COVID-19

In 2021, we continued our response to the COVID-19 pandemic and maintained the same contagion prevention measures from 2020. Physical distancing was maintained where possible, and we conducted regular testing of employees (PCR testing at least once a month). A key focus in 2021 was on vaccination. We carried out awareness campaigns to promote vaccination by our employees. In 2021 in our operations in Latin America, 97% of our total workforce received at least one dose of a COVID-19 vaccine. 100% of our workers in Peru, 85% of our workers in Mexico and 88% of our workers in Argentina were fully vaccinated. In Burkina Faso, at least 92% of our workers in were fully vaccinated in 2021.

Environmental protection, management and performance

We are committed to best practices and high standards of environmental performance in all aspects of our operations, and we strive to avoid, or where this is not possible, minimize the impact of our activities on the environment. We believe it is possible to design, construct, and operate our mines based on efficient use of energy and resources, protection of the environment and biodiversity, compliance with all applicable laws and international guidelines. When we close our operations, our aim is to return the land disturbed by our activities to as close to its natural state as reasonably possible.

All phases of the Company’s operations are subject to environmental laws and regulations in the jurisdictions in which it operates. These environmental regulations provide directives and standards to avoid and/or limit spills, releases and emission of various substances related to industrial mining operations that could result in environmental contamination.

The Company conducts regular environmental and health and safety assessments of its operations. The overall objective is to assess key environmental risks and their associated controls and to assess regulatory compliance. Environmental statistics are collected from each of our operations on a monthly basis. To the best of management’s knowledge, the Company is in compliance in all material respects with all environmental laws and regulations applicable to its exploration, development, construction and operating activities, including the renewal of environmental permits where applicable. Refer to “Risk Factors – Environmental Protection, Management and Performance – Mine Closure" below for additional information in respect of the financial and operational effects of such environmental laws and regulations on the Company.

Targets for environmental management plan key performance indicators are set each year and were one factor used in determining management compensation for 2021 and 2022. In terms of performance, the environmental management highlights for 2021 are:

•      zero significant environmental fines

•      significant reduction in waste intensity

•      zero tailings dam incidents

•      zero significant spills

•      continuing trend in reduction of freshwater withdrawals and consumption intensity

•      significant reduction in GHG emissions intensity and energy intensity

Tailings management

In 2021, we used our Tailings and Heap Leach Management Standard (the “Standard”), which is based on the guidelines of the Mining Association of Canada and the Canadian Dam Association for our operations in Latin America. At the Yaramoko Mine, the tailings facility is managed based on the ANCOLD Industry Standard and an operating manual has been established there to ensure that the tailings storage facility is managed to prevent any hazards.

Both Standards require the Company to locate, design, build, operate, and close all tailings storage facilities and heap leach facilities using a risk-based approach with site-specific data, or as specified by local regulatory requirements (whichever approach is more stringent). The Standards cover facility integrity, governance, monitoring and emergency preparedness. Our tailings storage facilities and heap leach facilities are subject to regular routine inspections, geotechnical and environmental monitoring and annual reviews to continually improve systems and methods in order to minimize potential harm related to these long-term facilities. All our tailings storage facilities were inspected in 2021 by third party engineering specialists to ensure their physical integrity and their proper management, and no significant risks were found under the applicable standards. In 2021, we also started to assess our facilities using the Global Industry Standard on Tailings Management (“GISTM”) with the intention of developing an appropriate strategy to implement this standard.

Mine closure

The environmental permits under which the Company operates require it to reclaim certain lands that it disturbs during mining operations. Reclamation and closure activities can be significant and include land rehabilitation, decommissioning of mine facilities, ongoing care and maintenance and other costs. Costs of mine closures and reclamation of mine sites vary considerably due to factors such as location, climate, rainfall, environmental vulnerability, age of the mine, mining method, minerals being mined, waste characteristics, and labor costs. Closure cost estimates are reviewed regularly to reflect changing circumstances and adjusted according to inflation and work requirements.

Regulatory environmental requirements and best practices require the Company to establish mine closure plans and to review and update same periodically when required. Except as set out below, there have been no significant changes in requirements, laws, regulations, operating assumptions, estimated timing and amount of closure and reclamation obligations in respect of the San Jose Mine, the Lindero Mine, the Yaramoko Mine, the Caylloma Mine and the Séguéla Project during the financial year ended December 31, 2021, other than the yearly update of the closure plans and the addition of the Yaramoko Mine and Séguéla Project mine closure plans. According to the plans in place, for accounting purposes the Company currently estimates the present value of the rehabilitation costs for the San Jose Mine, the Lindero Mine, the Yaramoko Mine, the Caylloma Mine and the Séguéla Project to be approximately US$56.56 million which will be incurred between 2022 and 2044, depending on the life of the respective mines, as more particularly described in note 17 to the 2021 Financial Statements.

On August 19, 2021, the Peruvian Government approved Law N° 31347 which modifies the Mine Closing Law. This new law includes, among other things, new criteria for the calculation of the guarantee required to be in place for the closing of a mine in Peru.  Currently the Mine Closing law requires a guarantee to be put in place for the final closure activities and post closure-activities of the mine, as is the case for the Caylloma Mine. As a result, a guarantee will be required to be put in place for the full mine closure plan, to include progressive closure costs, final closure activities and post closure-activities.  The effective date for the new Mine Closing Law has not yet been confirmed by the Peruvian Government, but it is expected to be in effect in 2023, and when in effect it will apply to the Caylloma Mine.

Climate Change

We recognize that climate change is a major global challenge that could have significant impacts on operations, host communities, the resources used in production, the economy and society in general. Climate change is a systemic risk with the potential to affect our mine infrastructure and operations; the regulatory frameworks under which we operate; and the demand for the minerals we produce. It is an increasingly important issue for Fortuna’s stakeholders, including investors who are seeking to understand the impact of climate change across their portfolios.

Fortuna recognizes the current climate change science, supports the goals of the Paris Agreement and the recommendations of the Taskforce on Climate-related Financial Disclosures (“TCFD”). We believe that the mining sector has a key role to play in reducing global GHG emissions, as well as in supporting the transition to a lower carbon economy by supplying critical minerals and metals to advance low emission technologies and solutions. Fortuna is taking a phased approach to implementing the TCFD recommendations. Our disclosures will evolve over time as we continue to take action on climate change and further embed climate change into our business.

In term of governance, the Sustainability Committee of the Board of Directors provides oversight of climate change. The Board of Directors is involved in any major climate-related decision that involve a capital investment program, which are approved annually by the Board as part of the budget process. In 2021, the Board of Directors was actively engaged in the development of the climate change strategy and the development of Fortuna’s Climate Change Position Statement and climate-related management targets. The Senior Vice President, Sustainability has accountability for all environmental issues, including climate change, at the Executive Leadership Team level and reports to the Sustainability Committee and the Board of Directors on climate change factors on a quarterly basis.

In 2021, Fortuna undertook a Climate Change Materiality Assessment to better understand the financially material climate change factors likely to impact company value. This was an important first step in the development of our Climate Change Strategy to ensure the strategy fosters value creation. We assessed the materiality of the TCFD’s climate-related risks and opportunities based on the potential of the climate change factor to impact company value and the likelihood that a climate-related impact would occur over the short (0 to 1 years), medium (1 to 10 years) or long term (10+ years). The Climate Change Materiality Assessment also took into consideration how climate change factors are connected to other ESG factors and have the potential to increase exposure to ESG risks (e.g., community relations, water management, waste and hazardous materials management, energy management, biodiversity impacts). As part of this Climate Change Materiality Assessment, we considered:

•	Existing climate-related regulations (e.g., Canadian Securities Administrators (CSA) Staff Notices, U.S. Securities and Exchange Commission (SEC) guidance, climate-related regulation in Canada, Mexico, Peru, Argentina and Burkina Faso)

•	Climate-related guidance and industry initiatives (e.g., Mining Association of Canada’s Towards Sustainable Mining Initiative, International Council on Mining & Metals’ Mining Principles, World Gold Council’s Responsible Gold Mining Principles)

•	Climate change frameworks and standards (e.g., SASB Standards, SASB Climate Risk Technical Bulletin, TCFD recommendations)

In 2021, we made significant progress on the development of our corporate climate change strategy. Notably, we developed our Climate Change Position Statement to be published in the second quarter of 2022. This Statement articulates our approach to climate change and our key climate-related commitments.

As part of the development of our company-wide climate change strategy, we also conducted gap assessments to analyze how our current climate change practices compare to climate change best practices and the practices of our peers in the areas of Governance, Strategy, Risk Management, Metrics and Targets, and Reporting and Disclosure.

In recognition that the development of a comprehensive and credible climate change strategy is an ongoing journey, we have developed a multi-year climate change strategy implementation roadmap which focuses on addressing gaps between our existing practices and climate change best practices. Future work to be conducted during 2022 includes:

•	Formalizing climate-related governance processes and internal reporting on climate change factors, such Climate Change oversight by the Sustainability Committee and inclusion of Climate Change qualitative targets in the executive short Term incentives program.

•	Conducting the required analysis to enable us to formalize climate-related metrics and set GHG emissions reduction targets, including site-level energy audits, identification and prioritization of GHG emission reduction opportunities and associated pathways, and internal capacity building.

•	Evaluating opportunities for the strategic and controlled use of carbon offsets to complement our climate change actions plans.

We continue to evaluate our capacity to conduct climate change scenario analysis and are committed to continue to enhance the alignment of our climate change disclosure with the TCFD Recommendations.

In light of the combination with Roxgold, we reviewed and updated the Company’s enterprise risk management process accordingly. As an input to this project, we reviewed the TCFD’s best practices with respect to the integration of climate change factors into enterprise risk management processes and we are currently evaluating opportunities to enhance the integration of climate-related risks into our enterprise risk management processes.

2022 Outlook

In 2022, we intend to implement our Climate Change strategy such as formalizing climate-related governance processes and internal reporting on climate change factors by the Sustainability Committee and the inclusion of Climate Change qualitative targets in the executive short Term incentives program; conducting the required analysis to enable us to formalize climate-related metrics and set credible GHG emissions reduction targets, including site-level energy audits, identification and prioritization of GHG emission reduction opportunities and associated pathways; and evaluating opportunities for the strategic and controlled use of carbon offsets to complement our climate change actions plans. Also, we will continue our plan to use the GISTM as our standard concerning tailings management while continuing to implement and/or certify our ISO 14001 management systems and other environmental standards and best practices.

2021 Community relations management and performance

Mining operations can have significant environmental, social and economic impacts (both positive and negative) on surrounding communities. We are committed to the high standards of social performance in all aspects of our operations. An effective community relations approach can help to minimize conflicts and operational disruptions, facilitate permits and approvals, and enhance the Company’s reputation. The COVID-19 pandemic has magnified the risks, as communities hard hit by the pandemic may be seeking additional support from companies.

We seek to maintain good relations in the communities where we operate, based on dialogue, transparency and respect, and to be a catalyst for social development. Our Country Heads and Vice Presidents, Operations have executive responsibility for community relations at the subsidiary level, reporting directly to the regional Chief Operating Officers, who report to the CEO. The Country Heads are supported by a Community Relations team recruited at each site. In line with the Corporate Sustainability Framework, the Country Heads are responsible for developing and implementing a Community Relations Plan, which is approved annually. All community support agreements prepared under the Community Relations Plan must be prepared in writing and referred to the CCO for approval. Subsidiaries provide updates on their Community Relations Plans during reviews with the HSSEC Corporate Committee.

In terms of performance, the highlights for 2021 are:

•	zero significant disputes with local communities

•	zero confirmed cases of human rights violations

•	43% of employees are from local communities

•	100% of internal and external security personnel received human rights training

Risk Factors

The Company’s ability to generate revenues and profits from its natural resource properties is subject to a number of risks and uncertainties including those listed below, any of which, individually or together could cause actual events to differ materially from those described in forward-looking statements and forward-looking information.

The risks described below are a summary only and are not exhaustive of the risks relating to Fortuna and its business and operations. There may be additional risks not presently known to the Company, or that the Company currently considers immaterial, which may also impair its business and operations.

Risks Relating to the Company’s Business Operations

The Company’s operations are subject to operating hazards and risks incidental to mining activities.

The operations of the Company are subject to all of the hazards and risks normally incidental to mining exploration, development and operational activities, including fire, explosions, floods, structural collapses, industrial accidents, unusual or unexpected geological conditions, ground control problems, power outages, pollution, industrial water shortages, inclement weather, cave-ins and mechanical equipment failure.  Any such hazards could result in work stoppages, damage to or destruction of mines and other facilities, damage to life and property, environmental damage and possible legal liability for any or all damages.  While the Company maintains insurance against certain risks, potential claims could exceed policy limits or be excluded from coverage. There are also risks against which Fortuna cannot or may elect not to insure.  The potential costs which could be associated with any liabilities not covered by insurance or in excess of insurance coverage may have a material adverse effect on the Company’s business, financial condition or results of operations.

Mineral resources, mineral reserves and precious metal recoveries are estimated.

There is a degree of uncertainty attributable to the estimation of mineral resources, mineral reserves and expected mineral grades. The mineral resource and mineral reserve estimates included or incorporated by reference in this AIF have been determined and valued based on assumed or estimated future prices, cut-off grades and operating costs. However, until mineral deposits are actually mined and processed, mineral resources and mineral reserves must be considered as estimates only. Any such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices.

Mineral resources and mineral reserves may require revision based on actual production experience. Market fluctuations in the price of metals, as well as increased production costs and reduced recovery rates, may render certain mineral reserves uneconomic and may ultimately result in a restatement of mineral resources and/or mineral reserves. Short-term operating factors relating to the mineral resources and mineral reserves, such as the need for sequential development of ore bodies, may adversely affect the Company’s profitability in any accounting period. Estimates of operating costs are based on assumptions including those relating to inflation and currency exchange, which may prove incorrect. Estimates of mineralization can be imprecise and depend upon geometallurgical assumptions, geological interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable. In addition, the grade and/or quantity of precious metals ultimately recovered may differ from that indicated by drilling results. There can be no assurance that precious metals recovered in small scale tests will be duplicated in large scale tests under onsite conditions or in production scale. Amendments to mine plans and production profiles may be required as the amount of mineral resources changes or upon receipt of further information during the implementation phase of the particular project. Extended declines in market prices for gold, silver and other metals may render portions of the Company’s mineralization uneconomic and result in reduced reported mineralization. Any material reduction in estimates of mineralization, or in the Company’s ability to develop its properties and extract and sell such minerals, could have a material adverse effect on the Company's business, financial condition or results of operations.

The Company’s capital and operating costs, production schedules and economic returns are based on certain assumptions which may prove to be inaccurate.

The Company’s expected capital and operating costs, production schedules and estimates, anticipated economic returns and other projections, estimates and forecasts for its mineral properties that are included or incorporated by reference in this AIF or included in any technical reports, scoping studies, pre-feasibility studies and feasibility studies prepared for or by the Company, including in respect of the assets acquired from Roxgold, are based on assumed or estimated future metals prices, cut-off grades, operating costs, capital costs, metallurgical recoveries, that the actual ore mined is amenable to mining or treatment, environmental considerations, labour volumes, permitting and other factors, any of which may prove to be inaccurate. As a result, technical reports, scoping studies, pre-feasibility studies and feasibility studies prepared for or by the Company may prove to be unreliable.

The Company’s capital and operating costs are affected by the cost and availability of commodities and goods such as steel, cement, explosives, fuel, electrical power and supplies, including reagents.  Significant declines in market prices for gold, silver and other metals could have an adverse effect on the Company’s economic projections. Management assumes that the materials and supplies required for operations will be available for purchase and that the Company will have access to the required amount of sufficiently skilled labour.  As the Company relies on certain third-party suppliers and contractors, these factors can be outside its control and an increase in the costs of, or a lack of availability of, commodities, goods and labour may have an adverse impact on the Company’s financial condition. The Company may experience difficulty in obtaining the necessary permits for its exploration, development or operational activities, if such permits are obtained at all, and may face penalties as a result of violations of permits or other environmental laws, which may cause delays and increases to projected budgets. Any of these discrepancies from the Company’s expected capital and operating costs, production schedules and economic returns could cause a material adverse effect on the Company’s business, financial condition or results of operations.

The Company has in the past, and may in the future, provide estimates and projections of its future production, costs and financial results. Any such information is forward looking. Neither the Company’s auditors nor any other independent expert or outside party compiles or examines these forward looking statements. Accordingly, no such person expresses any opinion or any other form of assurance with respect thereto. Such estimates are made by the Company’s management and technical personnel and are qualified by, and subject to the assumptions, contained or referred to in the filing, release or presentation in which they are made, including assumptions about the availability, accessibility, sufficiency and quality of mineralized material, the Company’s costs of production, the market prices of silver, gold and other metals, the Company’s ability to sustain and increase production levels, the ability to produce and sell marketable concentrates, the sufficiency of its infrastructure, the performance of its personnel and equipment, its ability to maintain and obtain mining interests and permits, the state of the government and community relations, and its compliance with existing and future laws and regulations. Actual results and experience may differ materially from these assumptions. Failure to achieve estimates or material increases costs could have a material adverse impact on the Company’s future cashflows, profitability, results of operations and financial condition. Any such production, cost, or financial results estimates speak only as of the date on which they are made, and the Company disclaims any intent or obligation to update such estimates, whether as a result of new information, future events or otherwise. Accordingly, such forward-looking statements should be considered in the context in which they are made and undue reliance should not be placed on them.

Uncertainties related to new mining operations.

Without limiting the generality of the foregoing, Fortuna is in the process of the development and construction of an open pit mine at the Séguéla Project. Any such development or expansion project which is progressed to commercial operations will face a number of risks inherent in new mining operations.

The successful completion of the Company’s development and expansion projects requires the construction and operation of mines, processing plants and related infrastructure. As a result, the Company is and will continue to be subject to all of the risks associated with establishing new mining operations, including:

•	the timing and cost, which can be considerable, of the construction of mining and processing facilities;

•	the availability and cost of skilled labour, mining equipment and principal supplies needed for operations;

•	the availability and cost of appropriate smelting and refining arrangements;

•	the need to maintain necessary environmental and other governmental approvals and permits;

•	the availability of funds to finance construction and development activities;

•	potential opposition from governments, non-governmental organizations, environmental groups, local groups or other stakeholders, which may delay or prevent development activities; and

•	potential increases in construction and operating costs due to changes in the cost of labour, fuel, power, materials and supplies.

It is not unusual in the mining industry for new mining operations to experience unexpected difficulties during the start-up phase or the initial production phase, resulting in production suspensions, delays and requiring more capital than anticipated. It is also common in new mining operations to experience unexpected problems, delays and costs during mine development and ramp-up to full production capacity. Such factors can add to the costs of the mine development, production and operations and/or impair production and mining activities, thereby affecting the Company’s cashflows and profitability. Any unexpected complications and delays in the completion and successful functioning of these operational elements may result in additional costs being incurred by the Company beyond those already incurred and budgeted. There can be no assurance that current or future development and expansion plans in respect of the Yaramoko Mine and the Séguéla Project will be successful or completed on time or on budget.

Development projects such as the Séguéla Project are uncertain and it is possible that actual capital and operating costs, production schedules and economic returns will differ significantly from those estimated for a project prior to production.

Despite budget forecasting and planning activities undertaken by the Company, actual future capital and costs, production schedules and economic returns of the Company’s development projects may differ significantly from those anticipated. Accordingly, there are no assurances that any future development activities will result in profitable operations.

The economic feasibility of the Company’s development and expansion projects is based on many factors such as: estimation of mineral reserves, anticipated metallurgical recoveries, environmental considerations and permitting, future market prices of silver, gold and other metals, and anticipated capital and operating costs of such projects. The Séguéla Project has no operating history upon which to base estimates of future production and cash operating costs. Particularly for development projects, estimates of proven and probable mineral reserves and cash operating costs are, to a large extent, based upon the interpretation of geologic data obtained from drill holes and other sampling techniques, and feasibility studies that derive estimates of cash operating costs based upon anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, expected recovery rates of minerals from the ore, estimated operating costs, anticipated climactic conditions and other factors. As a result, it is possible that actual capital and operating costs and economic returns will significantly differ from those currently estimated for the Séguéla Project prior to production.

Estimates of future capital and operating costs, production and economic returns of the Company’s development projects may differ significantly from those ultimately realized due to a variety of factors, including those discussed above in respect of the Company’s capital and operating costs, production schedules and economic returns, as well as in respect of uncertainties related to new mining operations, including but not limited to unanticipated changes in grades and tonnes of ore to be mined and processed, unanticipated adverse geological conditions, unanticipated metallurgical recovery problems and incorrect data on which engineering assumptions are made. Further, technical considerations, delays in obtaining government approvals and necessary permits, the inability to obtain financing and/or the unanticipated costs associated with the development and construction of such projects could prevent or delay the development of such properties. Accordingly, the Company’s ability to meet development and production schedules and cost estimates for its development projects such as the Séguéla Project cannot be assured. Delays in development or production, or material increases in costs, could have an adverse impact on Fortuna’s future cash flows, profitability, results of operation and financial condition.

The development of the Company’s properties requires substantial exploration, expenditures and the development of infrastructure.

Development of the Company’s non-producing properties, including the Boussoura project and the Séguéla Project, and the expansion of existing producing projects will only follow upon obtaining satisfactory exploration and engineering results that confirm economically recoverable and saleable volumes of minerals and metal as well as the legality of such development. The business of mineral exploration and development is speculative in nature and involves a high degree of risk, as few properties which are explored are ultimately developed into producing mines. Even with a combination of careful evaluation, experience and knowledge, there is no assurance that the Company’s mineral exploration and development activities will result in any discoveries of mineral reserves.  The long-term profitability of the Company’s operations will be in part directly related to the cost and success of its exploration programs, which may be affected by a number of factors.

Substantial expenditures are required to establish mineral resources and mineral reserves through drilling and development and for mining and processing facilities and infrastructure.  No assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that the funds required for development can be obtained on a timely basis.  The economic feasibility of developing a mineral property is based on several other factors including anticipated metallurgical recoveries, the cost of operations, environmental considerations and permitting, future metal prices, and timely completion of the development plan.

In addition, completion of the development of the Company’s advanced projects is subject to various requirements, including the availability and timing of acceptable arrangements for power, water, transportation, access and facilities. The lack of, or delay in, availability of any one or more of these items could prevent or delay development of the Company’s advanced projects.  There can be no assurance that adequate infrastructure, including road access, will be built, that it will be built in a timely manner or that the cost of such infrastructure will be reasonable or that it will sufficiently satisfy the requirements of the advanced projects.  As well, accidents or sabotage could affect the provision or maintenance of adequate infrastructure.

The Company may be unable to replace its mineral reserves.

The Company must continually replace its mineral reserves depleted by production to maintain production levels over the long term. Mineral reserves can be replaced by expanding known ore bodies, locating new deposits or making acquisitions. Exploration is highly speculative in nature and involves many risks and is frequently unsuccessful. Substantial expenditures are required to complete drilling programs which may take several years to complete in order to establish mineral reserves. As a result, there is no assurance that current or future exploration programs will be successful. There is a risk that depletion of the Company’s mineral reserves will not be offset by discoveries or acquisitions. The Company’s mineral base may decline if mineral reserves are mined without adequate replacement and the Company may not be able to sustain production beyond the current mine lives, based on current production rates. If the Company’s mineral reserves are not replaced either by the development of additional mineral reserves and/or additions to mineral reserves, there may be an adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition, and this may be compounded by requirements to expend funds for reclamation and decommissioning.

The Company’s operations are subject to extensive environmental regulation.

All phases of the Company’s operations are subject to environmental regulation in the various jurisdictions in which it operates. These laws address emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations. The Company’s operations generate chemical and metals depositions in the form of tailings. The Company’s ability to obtain, maintain and renew permits and approvals and to successfully develop and operate mines may be adversely affected by real or perceived impacts associated with the Company’s activities or of other mining companies that affect the environment, human health and safety. Environmental hazards may exist on the Company’s properties which are unknown to the Company at present and were caused by previous or existing owners or operators of the properties, for which the Company could be held liable.

Tailings Management

The Company operates six tailings storage facilities, which includes two tailings dam facilities at the Caylloma Mine, one tailings dam storage facility and one dry stack tailings facility at the San Jose Mine, one heap leach pad at the Lindero Mine and one tailings storage facility at the Yaramoko Mine. In addition, the Company has one closed tailings dam facility at the Caylloma Mine. All tailings storage facilities operated by the Company are subject to the Company’s tailings and heap leach management standard. As part of the Company’s risk management protocols, the Company continually assesses its tailings dam management systems. Since 2019, the Company has planned and executed an annual comprehensive review of all of its tailings facilities. However, in 2020 as travel to the sites was restricted due to COVID-19, management completed an internal assessment of its tailings storage facilities and heap leach facilities. All of the Company’s tailings storage facilities were externally audited in 2021 and no significant risks were identified under applicable standards. While the Company believes that appropriate steps have been taken to prevent safety incidents, there are inherent risks involved with tailings facilities, including among other things, seismic activity, particularly in seismically active regions such as Peru, and the ability of field investigations completed prior to construction of TSFs to detect weak foundation materials. There can be no assurance that a tailings dam or other tailings facility safety incident will not occur and such an incident could have a material adverse effect on the Company’s business, results of operations and financial condition.

Use of Cyanide

Operations at the Lindero Mine involve heap leaching and this method of mineral processing uses sodium cyanide, a hazardous material, to leach metal bearing ore and then collect the resulting metal-bearing solution. There is an inherent risk of unintended discharge of hazardous materials in the operation of leach pads. Should sodium cyanide escape from a leach pad and collection infrastructure or otherwise be detected in the downstream surface and ground water points, the Company could be subject to liability for remediation costs, which could be significant and may not be insured against. In addition, metal production could be delayed or halted to prevent further discharges and to allow for remediation. Such delays or cessations in production could be long-term or, in some cases, permanent, and any interference with production could result in a significant reduction in, or loss of, cash flow and value for the Company. While appropriate steps may be taken to prevent discharges of sodium cyanide and other hazardous materials into the ground water, surface water, and the downstream environment, there is inherent risk in the operation of leach pads and there can be no assurance that a release of hazardous materials will not occur.

Cyanide is used in the carbon-in leach processing plant at the Yaramoko Mine for the extraction of gold. Cyanide is delivered by road in secure containers from our contractor’s warehouse to the mine site. It is then stored on a covered concrete pad with roof to minimize the potential for soil contamination, to ensure good ventilation and to prevent damage from ground moisture. Any leaks or spills of dry or wet cyanide at any stage of cyanide use could lead to the pollution of the environment, including surface or ground water, soil, and air, and have potentially adverse effects on the environment and biodiversity, our employees, and the communities living nearby.

Procedures have been implemented at the mine site outlining the responsibilities and methods to be followed to ensure that a safe environment is maintained for all employees and nearby communities. This includes ensuring that cyanide is stored and handled appropriately to avoid impacts on the environment, and that, in the event of a leak or spill, the spill is contained and cleaned up.

Future Environmental Legislation.

Environmental legislation is evolving in a manner which is imposing stricter standards and enforcement, increased fines and penalties for non-compliance, in addition to more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. New environmental laws and regulations or more stringent enforcement of existing laws and regulations could have a material adverse effect on the Company, both financially and operationally, by potentially increasing capital or operating costs and delaying or preventing development activities at our mineral properties. Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Company and may cause material changes or delays in the Company’s intended activities. Failure to comply with applicable environmental laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities, causing operations to cease or be curtailed. Such enforcement actions may include the imposition of corrective measures requiring capital expenditure, installation of new equipment or remedial action. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations.

The Company intends to, and attempts to, fully comply with all applicable environmental regulations. While the health and safety of its people and responsible environmental stewardship are top priorities for the Company, there can be no assurance that the Company has been or will be at all times in complete compliance with such laws, regulations and permits, or that the costs of complying with current and future environmental and health and safety laws and permits will not materially and adversely affect the Company’s business, results of operations or financial condition.

The Company’s business is sensitive to nature and climate conditions.

The Company and the mining industry are facing continued geotechnical challenges, which could adversely impact the Company’s production and profitability. Unanticipated adverse geotechnical and hydrological conditions, such as landslides, floods, seismic activity, droughts and pit wall failures, may occur in the future and such events may not be detected in advance. Such geotechnical risks could impact the structural integrity of our mines, stockpiles, leach pads and tailings storage facilities. Geotechnical instabilities and adverse climatic conditions can be difficult to predict and are often affected by risks and hazards outside of the Company’s control, such as severe weather, droughts and considerable rainfall.

The Company’s operations require water, and the Lindero Mine and the San Jose Mine are located in regions where water is scarce. While the Company believes it holds sufficient water rights to support its current operations, future developments could limit the amount of water available to the Company.  New water development projects, or climatic conditions such as extended drought, could adversely affect the Company's operations. There can be no guarantee that extreme weather events such as a prolonged drought will not affect the operations at these mines, or that the Company will be successful in maintaining adequate supplies of water for its operations. In addition, too much precipitation can pose a risk to the Company's operations and the Lindero Mine and the San Jose Mine have in the past experienced abnormally high rainfall which has disrupted operations at these locations. Increased precipitation, either due to normal variances in weather or due to global climate change, could result in flooding that may adversely impact operations and could damage the Company’s facilities, plant and operating equipment.

Geotechnical failures could result in limited or restricted access to mine sites, suspension of operations, government investigations, increased monitoring costs, remediation costs, loss of ore and other impacts, which could cause one or more of the Company’s projects to be less profitable than currently anticipated and could result in a material adverse effect on the Company’s business results of operations and financial position.

The Company’s operations are subject to political and other risks in the regions in which it operates.

The Company currently conducts, or plans to conduct, exploration, development and production activity in a number of regions, including Peru, Mexico, Argentina and West Africa (including Burkina Faso and Côte d’Ivoire). The Company's mining investments and operations are subject to various political, economic and social risks normally associated with the conduct of business in foreign jurisdictions, which include:

•	cancellation or renegotiation of contracts by government authorities;

•	changes in foreign laws or regulations, including those relating to taxation, royalties, mineral title, imports and/or exports, environmental controls and permitting;

•	expropriation or nationalization of property;

•	inflationary risks, including the inflation of costs that are not off-set by a currency devaluation;

•	restrictions on the ability of local operating companies to sell gold, silver or other minerals offshore for U.S. dollars, and on the ability of companies to hold U.S. dollars or other foreign currencies;

•	restrictions on the purchase of foreign currencies and on the remittance of dividend and interest payments offshore;

•	limitations on the repatriations of earnings;

•	opposition to mining development projects from governments, non-governmental organizations, environmental groups, local groups or other stakeholders;

•	mining companies are increasingly required to consider and provide benefits to the communities and countries in which they operate;

•	uncertain political and economic environments, including increased risk of civil strife, acts of war, guerrilla activities, insurrection and terrorism;

•	lack of certainty with respect to foreign legal systems, corruption and other factors that are inconsistent with the rule of law;

•	reliance on advisors, consultants and employees in foreign jurisdictions to carry out the Company’s planned exploration, operations, development and exploration activities, including in connection planned with regulatory, permitting and other governmental requirements; and

•	other risks arising out of foreign sovereignty over the areas in which the Company’s operations are conducted.

Such risks could potentially arise in any country in which the Company operates. These risks may limit or disrupt operating mines or projects, restrict the movement of funds, cause the Company to have to expend more funds than previously expected or required, and may materially adversely affect the Company’s business, financial condition or results of operations. The Company may also evaluate business opportunities in other jurisdictions where such risks may exist.

Challenges also exist with respect to inconsistent application of the rule of law in certain of the jurisdictions in which the Company operates, as court systems in regions such as West Africa may offer less certainty as to the judicial outcome or a more protracted judicial process than is the case in more established economies. Businesses can become involved in lengthy court cases over simple issues when rulings are not clearly defined, and any inconsistencies in the drafting of laws and excessive delays in the legal process for resolving issues or disputes compound such problems. In addition, enforcement of laws may depend on and be subject to the interpretation placed upon such laws by the relevant local authority, and such authority may adopt an interpretation of an aspect of local law which differs from the advice that has been given to the Company by local lawyers or even previously by the relevant local authority itself. Furthermore, there is limited relevant case law providing guidance on how courts would interpret such laws and the application of such laws to the Company’s contracts, joint ventures, licenses, license applications or other arrangements. Thus, there can be no assurance that contracts, joint ventures, licenses, license applications or other legal arrangements will not be adversely affected by the actions of government authorities.

Accordingly, the Company could face risks such as: (i) effective legal redress in the courts of certain jurisdictions in which the Company operates being more difficult to obtain, whether in respect of a breach of law or regulation, or in a contract or an ownership dispute, (ii) a higher degree of discretion on the part of governmental authorities and therefore less certainty, (iii) the lack of judicial or administrative guidance on interpreting applicable rules and regulations, (iv) inconsistencies or conflicts between and within various laws, regulations, decrees, orders and resolutions, or (v) relative inexperience of the judiciary and courts in such matters.

Additionally, the introduction of new tax laws, regulations or rules, or changes to, or differing interpretation of, or application of, existing tax laws, regulations or rules in any of the countries in which the Company operates, could result in an increase in the Company’s taxes, or other governmental charges, duties or impositions. No assurance can be given that new tax laws, rules or regulations will not be enacted or that existing tax laws will not be changed, interpreted or applied in a manner that could result in the Company’s profits being subject to additional taxation or that could otherwise have an adverse material effect on the Company.

Argentina

The Company’s operations at the Lindero Mine are subject to the payment of government taxes, fees and duties. This includes a 3 percent provincial royalty “boca mina” which is payable on revenue after deduction of direct processing, commercial, general and administrative costs. Under Argentina’s federal laws exports of bullion, doré and unrefined gold are subject to an 8 percent export tax until December 31, 2023.

Effective December 23, 2019, changes to Argentina’s tax laws proposed by the new Argentine Government were implemented. The changes ratified and extended legislation which was to expire on December 31, 2019 and allow the Argentine Central Bank to regulate funds coming into and flowing out of Argentina in order to maintain stability and support the economic recovery of the country. The Argentine Government has not set an expiry date for these restrictions, and they currently remain in place. These capital controls together with additional temporary controls enacted on May 29, 2020, have the effect of: requiring exporters to convert the equivalent value of foreign currency received from the export into Argentine Pesos; requiring the prior consent of the Argentine Central Bank to the payment of cash dividends and distributions of currency out of Argentina; requiring Argentine companies to convert foreign currency loans received from abroad into Argentine Pesos; and restricting the sale of Argentine Pesos for foreign currency. Accordingly, the Company is required to convert the equivalent value of proceeds received in foreign currency from the export of all gold doré from the Lindero Mine, into Argentine Pesos. In addition, the Company is required to obtain the prior consent of the Argentine Central Bank to the payment of cash dividends and distributions of profits out of Argentina.

Certain of the costs and expenses to fund the construction at the Lindero Mine were advanced by way of intercompany loans. Under the terms of the Argentine Central Bank regulation, any funds in foreign currency which were advanced by the Company as a loan to its Argentine subsidiary in connection with the payment of construction costs and expenses at the Lindero Mine, are to the extent that the funds were advanced in foreign currency, required to be converted into Argentine Pesos at a conversion rate negotiated at the foreign exchange market within five business days from the date of the receipt of the funds in Argentina. When the loan is to be repaid, the regulation requires proof that the loan was advanced in foreign currency and converted into local currency in order to repay the loan in foreign currency. Due to the volatility of the exchange rate for Argentine Pesos, the Company will apply additional measures in cash management to minimize potential gains or losses arising from the conversion of funds. In addition, the Argentine Central Bank has also issued a temporary measure in effect until December 31, 2022, which requires the consent of the Argentine Central Bank to the repayment of certain types of intercompany loans.  There can be no assurance that the temporary measure will not be extended.

As part of the structure used to fund the construction of the Lindero project and the operation of the Lindero Mine, Fortuna has implemented a series of intercompany revolving pre-export financing facilities in an aggregate of $110 million. This allows exporters to apply the proceeds of sales directly towards payment of principal and interest under the facility.  The facilities are not impacted by the regulations described above, and the Company expects that it can continue to repatriate funds during 2022 through this mechanism.

Mexico

The Company’s operations at the San Jose Mine are subject to the payment of government taxes, fees and duties. Under Mexican federal corporate income tax law, titleholders of mining concessions are required to pay annually a 7.5 percent duty on their mining related profits and a 0.5 percent duty on revenues obtained from the sale of gold, silver and platinum.

Additionally, the State of Oaxaca in Mexico has a history of social conflicts and political agitation which can lead to public demonstrations and blockades that can from time to time affect the Company’s operations.

In 2015, the Mexican Government introduced a mining fund (the “Mining Fund”) which was funded from taxes paid by mining companies operating in Mexico. The Mining Fund distributed monies to local communities where the activities of mining companies take place to promote infrastructure and social development and to mitigate environmental impacts. Effective January 1, 2020, 85 percent of the funds of the Mining Fund were reallocated to the Public Education Ministry, and 5 percent are to be distributed among the municipalities where the mining activities take place. The local communities where the Company operates may be affected by the cut-back in these funds. It is not yet known if this may have an impact on the business and operations of the Company.

In January 2020, the Oaxacan Congress approved a Previous, Free and Informed Consultation Law for the Indigenous and Afromexican Communities in the State of Oaxaca (the “Consultation Law”), which is now in full force and effect.

The Consultation Law settles the procedure that the authority, in this case any public administration sector or the legislative power of Oaxaca, must follow to acquire the prior and informed consent of the indigenous or Afromexican communities that may be affected or jeopardized by the approval of a specific law, or by the authorization of an administrative procedure or act. The Consultation Law is only applicable locally in the State of Oaxaca and specifically to state matters. The mining operations at the San Jose Mine, including the granting of mining concessions and the corresponding environmental impact authorizations are regulated federally and should not be affected by the recently published Consultation Law.

The Consultation Law has no impact on the ongoing business of the Company at the San Jose Mine, as it has no effect on the permits and authorizations already granted for the operations at the San Jose Mine. However, the new law may be applicable in the case of a new local license or permit that is needed. The Company is unable to predict how this new legislation may affect the business and operations of the Company at this time.

In June 2020, the Mexican Supreme Court of Justice mandated the Federal Congress to issue a Federal Consultation Law to regulate the previous, free and informed consent rights of the Indigenous and Afromexican Communities in compliance with Mexico´s obligations under ILO Convention 169. In April 2021, the House of Representatives approved a General Consultation Law for the Indigenous and Afromexican Communities. Currently the Senate is analyzing the House of Representative´s proposal and (i) may approve and send it to the Executive Branch for its enactment; or (ii) modify it and send it back to the House of Representatives for further analysis. The General Consultation Law settles the procedure that the authority, in this case the federal legislative and executive branches of government, must follow to acquire the prior and informed consent of the Indigenous or Afromexican Communities that may be affected or jeopardized by new legislation or by an administrative procedure or administrative act. The Company is unable to predict at this time how this new legislation, if enacted, may affect the business and operations of the Company at this time.

Peru

The Company’s operations at the Caylloma Mine are subject to the payment of government taxes, fees and duties. Holders of mineral concessions are obliged to pay to the Peruvian Government, a mining royalty, as a consideration for the exploitation of metallic and non-metallic natural resources, which is calculated based on the quarterly sales revenues from metallic and non-metallic mineral resources at a minimum rate of 1 percent and up to 12 percent.

In addition, an additional tax called the “Special Mining Tax” is payable to the Peruvian Government which imposes a tax on the operating profit of metallic resources at a tax rate that ranges from between 2 percent to 8.4 percent.

In some areas of Peru, the development of infrastructure projects and extractive industries have met with strong rejection from the local population. Such social conflict may lead to public demonstrations and blockades which could affect the Company’s operations.

West Africa

The Company’s operations at the Yaramoko Mine and the Boussoura project, as well as the Séguéla Project, are subject to the payment of government taxes, fees and duties in Burkina Faso and Côte d’Ivoire, respectively.

Operations in Burkina Faso are subject to the royalty regime set forth in the Burkina Faso 2015 Mining Code (“Burkina Faso Mining Code”). Pursuant to the Burkina Faso Mining Code, the granting of an exploitation permit entails the allocation to the state of 10% of the share capital of the exploitation company, free of charge. This 10% state participation must be maintained when there is an increase in the capital of the company. In addition, there is a gold price based sliding scale 3% to 5% royalty, payable to the government, on all gold production.

Operations in Côte d’Ivoire are subject to a similar royalty regime as in Burkina Faso, as set forth in the Côte d’Ivoire 2014 Mining Code (“Côte d’Ivoire Mining Code”). Pursuant to the Côte d’Ivoire Mining Code, the granting of an exploitation permit entails the allocation to the state of 10% of the share capital of the exploitation company, free of charge. This 10% state participation must be maintained when there is an increase in the capital of the company.

Future production (if any) from the Company’s Séguéla Project will be subject to a gold price based sliding scale 3% to 6% royalty, payable to the government, which is calculated on the gross revenue from gold produced after deduction of transportation and refining costs.

While the Company believes that the governments of Burkina Faso and Côte d’Ivoire support the development of their natural resources by foreign companies, the Company’s West African operations may face a heightened level of political and social risk, such as civil and ethnic unrest, war (including in neighbouring countries), terrorist actions, hostage taking or detainment of personnel, military repression, criminal activity, nationalization, invalidation of governmental orders, corruption and political instability.

Following instability in recent years in several West African countries, the prevailing security environment in these countries has deteriorated due to the presence of various militant secessionist and Islamist paramilitary groups, as well as a result of the January 2022 military coup in Burkina Faso. While the Company has implemented additional measures in response to ensure the security of its various assets, personnel and contractors, and continues to cooperate with regional governments, their security forces and applicable third parties, there can be no assurance that these measures will be successful. Any failure to maintain the security of its assets, personnel and contractors may have a material adverse effect on Company’s business, prospects, financial condition and results of operations. To date, neither our employees nor our operations have been impacted by the security situation in Burkina Faso.

While there is no reason to believe that Fortuna's employees or operations will be targeted by criminal and/or terrorist activities in West Africa, risks associated with conducting business in the region, along with the increased perception that such incidents are likely to occur, may disrupt the Company’s operations, limit its ability to hire and keep qualified personnel, and impair its access to sources of capital or insurance on terms and at rates that are commercially viable. Further, although the Company has developed procedures regarding the mitigation of such risks, due to the unpredictable nature of criminal and/or terrorist activities, there is no assurance that its efforts will be able to effectively mitigate such risks and safeguard the Company’s personnel and assets.

As African governments continue to struggle with deficits and depressed economies, the strength of commodity prices has resulted in the gold mining sector being targeted as a source of revenue. Governments in West Africa are continually assessing the terms for a mining company to exploit resources in their country. Although the Company believes it has good relations with both the government of Burkina Faso and the government of Côte d’Ivoire, there can be no assurance that the actions of present or future governments will not materially adversely affect the business or financial condition of the Company.

Any of the above events could delay or prevent the Company from operating, developing or exploring its properties located in Burkina Faso and Côte d’Ivoire, even if economic quantities of minerals are found and could have a material adverse impact upon the Company’s operations.

The Company is subject to global geopolitical risks.

In addition to the risks specific to the countries in which the Company operates, global events such as war and occupation, terrorism and related geopolitical risks may lead to increased market volatility and may have adverse short-term and long-term effects on world economies and markets generally. For example, in response to the current conflict between Russia and Ukraine, countries in which Fortuna operates have implemented economic sanctions against Russia and/or certain Russian individuals or organizations, and may impose further sanctions or other restrictive actions against governmental or other individuals or organizations in Russia or elsewhere. The effects of disruptive events could affect the global economy and financial and commodities markets in ways that cannot necessarily be foreseen at the present time. These events could also exacerbate other pre-existing political, social and economic risks, including those described elsewhere in this AIF.

The Company is subject to risks relating to the repatriation of funds.

The ability of the Company to repatriate funds from any foreign country may be hindered by the legal restriction of the countries in which it operates. The Company currently generates cash flow and profits at its foreign subsidiaries, and repatriates funds from those subsidiaries to fulfill its business plan. The Company may not be able to repatriate funds or may incur tax payments or other costs when doing so, due to legal restrictions or tax requirements at local subsidiary levels or at the parent company level, which could be material. In light of the foregoing factors, the amount of cash that appears on the balance sheet of the Company from time to time may overstate the amount of liquidity it has available to meet its business or debt obligations. Although the Company has not historically experienced difficulties in repatriating capital, there is no assurance that the government of any foreign country in which it operates, or may operate in the future, will not impose additional restrictions on the repatriation of earnings to foreign entities. Any inability to repatriate funds could have a material adverse effect on the liquidity of the Company.

The Company is subject to risks relating to labour relations.

While the Company has good relations with its employees, there can be no assurance that it will be able to maintain positive relationships with its employees or that new collective agreements will be entered into without interruptions to the Company's operations. In addition, relations between the Company and its employees may be impacted by regulatory or governmental changes introduced by the relevant authorities in whose jurisdictions that the Company operates. Adverse changes in such legislation or in the relationship between the Company and its employees could have a material adverse impact on the Company’s business, financial condition and results of operations.

The Company is subject to risks relating to the use of outside contractors.

As per a mining services contract, the Yaramoko Mine underground mining operations is conducted by outside contractors. As a result, the Company’s operations in Burkina Faso are subject to risks, some of which are outside of the Company’s control, including: (i) the inability to replace a contractor and its operating equipment in the event that either party terminates the agreement; (ii) reduced control over such aspects of operations that are the responsibility of the contractor; (iii) failure of a contractor to perform under the related mining services contract; (iv) interruption of operations in the event that a contractor ceases its business due to insolvency or other events; (v) failure of a contractor to comply with applicable legal and regulatory requirements, to the extent that it is responsible for such compliance, and; (vi) problems of a contractor with managing its workforce, labor unrest or other employment issues. In addition, the Company may incur liability to third parties as a result of the actions of a contractor. Although the mining contractors involved with the Company’s projects are well-known and reputable, the occurrence of one or more of these risks could materially adversely affect the Company’s business, financial condition and results of operations.

The Company is subject to extensive government regulations and permit requirements.

Operations, development and exploration on the Company’s properties are affected to varying degrees by political stability and government regulations relating to such matters as environmental protection, health, safety and labor, mining law reform, restrictions on production, price controls, tax increases, maintenance of claims, tenure, and expropriation of property.  Failure to comply with applicable laws and regulations may result in fines or administrative penalties or enforcement actions, including orders issued by regulatory or judicial authorities enjoining or curtailing operations or requiring corrective measures, installation of additional equipment or remedial actions, any of which could result in the Company incurring significant expenditures.

The activities of the Company require licenses and permits from various governmental authorities.  The Company currently has been granted the requisite licenses and permits to enable it to carry on its existing business and operations. On December 20, 2021, the Company announced that SEMARNAT had granted a 12-year extension to the EIA for the San Jose Mine. Subsequently on January 28, 2022, the Company announced that it had received a notice from SEMARNAT which advised that SEMARNAT had made a typographical error in the extension to the term of the EIA for the San Jose Mine and that the correct extension term is two years. CMC is working with authorities to resolve this matter and has initiated legal proceedings to challenge the asserted typographical error and reconfirm the 12-year extension period for the San Jose EIA granted by SEMARNAT. The Mexican Federal Administrative Court has admitted the Company’s legal proceedings and has granted an injunction in favour of the Company, which suspends the reduction of the term of the EIA from 12 years to two years during the course of the legal proceedings. The results of the legal challenge cannot be predicted with certainty due to the uncertainty inherent in litigation, including the difficulty of predicting decisions and the timing required to render decisions.  The process of challenging the asserted typographical error could, as a result, take away from the time and effort of the Company’s management and could force the Company to pay substantial legal fees or penalties. Further, there can be no assurances that the resolutions of any such matters will not have a material adverse effect on the Company’s business, financial condition and results of operations.

In addition, there can be no assurance that the Company will be able to obtain all the necessary licenses and permits which may be required to carry out exploration, development and mining operations for its projects in the future. The Company might find itself in situations where the state of compliance with regulation and permits can be subject to interpretation and challenge from authorities that could carry risk of fines or temporary stoppage.

The Company operates in countries with developing mining laws and regulations, and changes in such laws or regulations could materially impact Fortuna’s rights or interests in its properties. For example, the recently elected Peruvian government has raised the prospect of implementing changes to the Peruvian constitution, imposing increased mining taxes and royalties, in addition to changes to mine closure requirements, and formalization of small-scale miners and artisanal miners. In addition, previous regional and local governments and other political parties have actively opposed mining projects in the Arequipa area. The Company is unable to predict the positions that will be taken in the future on foreign investment, mining concessions, land tenure or other regulations, or whether such positions will affect the Caylloma Mine.

Informal and artisanal mining occurs on or adjacent to certain of our properties exposing such sites to security risks.

Informal and artisanal miners have been active on, or adjacent to, some of the Company’s properties, including concession areas of the Caylloma Mine and the Company’s properties in Burkina Faso and Côte d’Ivoire. No such activities currently occur in the area where the mineral resources and mineral reserves are located. Informal or artisanal mining is associated with a number of potentially negative impacts, such as exposure to security risks and environmental degradation. The activities of artisanal miners are largely unregulated and work conditions are often unsafe and present health risks to the artisanal miners and local communities, which while unrelated to our operations, may have an impact on them. At the Caylloma Mine, artisanal miners are in dialogue with the Peruvian government to formalize their operation. Pursuant to Law No. 31388 published on December 31, 2021, artisanal miners have a deadline of December 31, 2024 to conclude the formalization process. While the Company believes it is unlikely that the artisanal miners will be successful in obtaining approval to formalize their operations, there can be no assurance of same. In Burkina Faso and Côte d’Ivoire, the Company is aware that small scale unauthorized artisanal mining activities are being conducted on land within the boundaries of its exploration and exploitation permits at the Yaramoko Mine and the Séguéla Project, but not within the respective areas of defined mineral resources and mineral reserves.  The artisanal miners have no rights to access the land and no rights to conduct mining activities. No approval to conduct such activities has been granted by either the Company or the Mines Administrations in Burkina Faso or Côte d’Ivoire.

The Company’s mining concessions may be terminated in certain circumstances.

Under the laws of the jurisdictions where the Company’s operations, exploration and development projects and prospects are located, mineral resources belong to the state and governmental concessions are required to explore for, and exploit, mineral reserves. The Company holds mining, exploration and other related concessions in these jurisdictions. The concessions held by the Company in respect of its operations, exploration and development projects and prospects may be terminated under certain circumstances, including where minimum production levels are not achieved by the Company (or a corresponding penalty is not paid), if certain fees and/or royalties are not paid or if environmental and safety standards are not met. Termination of any of the Company’s concessions could have a material adverse effect on the Company’s business, financial condition or results of operations.

The Company is subject to risks related to ILO Convention 169 compliance.

The Company may, or may in the future, operate in areas presently or previously inhabited or used by indigenous peoples. As a result, the Company’s operations are subject to national and international laws, codes, resolutions, conventions, guidelines and other similar rules respecting the rights of indigenous peoples, including the provisions of ILO Convention 169. ILO Convention 169 mandates, among other things, that governments consult with indigenous peoples who may be impacted by mining projects prior to granting rights, permits or approvals in respect of such projects.

ILO Convention 169 has been ratified by most Latin American countries including Argentina, Peru and Mexico. It is possible however that these governments may not (i) have implemented procedures to ensure their compliance with ILO Convention 169 or (ii) have complied with the requirements of ILO Convention 169 despite implementing such procedures.

Government compliance with ILO Convention 169 can result in delays and significant additional expenses to the Company arising from the consultation process with indigenous peoples in relation to the Company’s exploration, mining or development projects. Moreover, any actual or perceived past contraventions, or potential future actual or perceived contraventions, of ILO Convention 169 by ratifying governments in the countries in which the Company operates create a risk that the permits, rights, approvals, and other governmental authorizations that the Company has relied upon, or may in the future rely upon, to carry out its operations or plans in such countries could be challenged by or on behalf of indigenous peoples in such countries.

Such challenges may result in, without limitation, additional expenses with respect to the Company’s operations, the suspension, revocation or amendment of the Company’s rights or mining, environmental or export permits, a delay or stoppage of the Company’s development, exploration or mining operations, the refusal by governmental authorities to grant new permits or approvals required for the Company’s continuing operations until the settlement of such challenges, or the requirement for the responsible government to undertake the requisite consultation process in accordance with ILO Convention 169.

As a result of the inherent uncertainty in respect of such proceedings, the Company is unable to predict what the results of any such challenges would be; however, any ILO Convention 169 proceedings relating to the Company’s mining and exploration operations in Mexico or Peru, or its development of the Lindero Mine and exploration of other properties in Argentina, may have a material adverse effect on the business, operations, and financial condition of the Company.

On March 1, 2022, the Constitutional Court of Peru through Verdict N° 27/2022, declared the that the right to prior consultation is not a fundamental right, therefore it is not possible to claim protection of ILO Convention 169 through a constitutional process.

The Company’s success depends on developing and maintaining relationships with local communities and stakeholders.

The Company’s ongoing and future success depends on developing and maintaining productive relationships with the communities surrounding its operations, including indigenous peoples who may have rights or may assert rights to certain of the Company’s properties, and other stakeholders in its operating locations. The Company believes its operations can provide valuable benefits to surrounding communities, in terms of direct employment, training and skills development and other benefits associated with ongoing payment of taxes. In addition, the Company seeks to maintain its partnerships and relationships with local communities, including indigenous peoples, and stakeholders in a variety of ways, including in-kind contributions, volunteer time, sponsorships and donations. Notwithstanding the Company’s ongoing efforts, local communities and stakeholders can become dissatisfied with its activities or the level of benefits provided, which may result in civil unrest, protests, direct action or campaigns against it. Any such occurrence could materially and adversely affect the Company’s business, financial condition or results of operations.

As a result of social media and other web-based applications, companies today are at much greater risk of losing control over how they are perceived.

Damage to the Company’s reputation can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity, whether true or not. Although the Company places a great emphasis on protecting its image and reputation, it does not ultimately have direct control over how it is perceived by others. Reputation loss may lead to increased challenges in developing and maintaining community relations, decreased investor confidence and act as an impediment to the Company’s overall ability to advance its projects, thereby having a material adverse impact on the Company’s business, financial condition or results of operations.

Opposition of the Company’s exploration, development and operational activities may adversely affect the Company’s reputation, its ability to receive mining rights or permits and its current or future activities.

Maintaining a positive relationship with the communities in which the Company operates is critical to continuing successful exploration and development. Community support for operations is a key component of a successful exploration or development project. Various international and national laws, codes, resolutions, conventions, guidelines and other materials relating to corporate social responsibility (including rights with respect to health and safety and the environment) may also require government consultation with communities on a variety of issues affecting local stakeholders, including the approval of mining rights or permits.

The Company may come under pressure in the jurisdictions in which it explores or develops to demonstrate that other stakeholders benefit and will continue to benefit from its commercial activities. Local stakeholders and other groups may oppose the Company’s current and future exploration, development and operational activities through legal or administrative proceedings, protests, roadblocks or other forms of public expression against the Company’s activities. Opposition by such groups may have a negative impact on the Company’s reputation and its ability to receive necessary mining rights or permits. Opposition may also require the Company to modify its exploration, development or operational plans or enter into agreements with local stakeholders or governments with respect to its projects, in some cases causing considerable project delays. Any of these outcomes could have a material adverse effect on the Company’s business, financial condition, results of operations and Common Share price.

The Company is faced with uncertainty of funding for exploration and development.

The Company’s ability to continue production, development and exploration activities, if any, will depend on its ability to generate sufficient operating cash flows from the Caylloma Mine, the San Jose Mine, the Lindero Mine and the Yaramoko Mine, and to obtain additional external financing where necessary. Any unexpected costs, problems or delays at the San Jose Mine, the Lindero Mine, the Yaramoko Mine or the Caylloma Mine could severely impact the Company’s ability to generate sufficient cash flows and require greater reliance on alternative sources of financing, including but not limited to: project or bank financing, or public or private offerings of equity and debt, joint ventures, or utilize one or a combination of all of these alternatives. There can be no assurance that the Company will be able to obtain additional financing or that the terms of such financing will be favorable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of some of its projects.

The Company is substantially reliant on its producing mines.

With the commencement of production at the Lindero Mine in 2020 and the acquisition of the Yaramoko Mine in 2021, the Company has secured additional operating revenue stream. However, until the Company develops additional properties or projects, it remains largely dependent upon the operation of the San Jose Mine, the Lindero Mine and the Yaramoko Mine and as its primary source of future revenue and profits, if any. If for any reason production at any of these mines was reduced or stopped, the Company’s revenues and profits would decrease significantly. In addition, existing foreign exchange controls in Argentina may impact the ability to repay intercompany debt and to repatriate funds by way of the payment of dividends.

The title to the Company’s properties could be challenged or impugned.

Although the Company has or will receive title opinions for any properties in which it has a material interest, there is no guarantee that title to such properties will not be challenged or impugned. The Company has not conducted surveys of the claims in which it holds direct or indirect interests and, therefore the precise area and location of the properties may be in doubt.  The Company’s properties may be subject to prior unregistered agreements or transfers or indigenous land claims and title may be affected by unidentified or unknown defects. Title insurance is generally not available for mineral properties and the Company’s ability to ensure that it has obtained secure claims to individual mineral properties or mining concessions may be constrained. A successful challenge to the Company’s title to a property or to the precise area and location of a property could cause delays or stoppages to the Company’s exploration, development or operating activities without reimbursement to the Company. Any such delays or stoppages could have a material adverse effect on the Company’s business, financial condition and results of operations.

Additional businesses and assets that the Company acquires may not be successfully integrated.

The Company undertakes evaluations from time to time of opportunities to acquire additional mining assets and businesses.  For example, the Company completed the Roxgold Acquisition in July 2021, and the Company spent significant time and effort integrating Roxgold’s operations and workforce during the remainder of 2021 and such integration efforts remain ongoing. Fortuna expects to continue to evaluate acquisition opportunities from time to time and to pursue opportunities the Company deems to be in its long-term best interest. Any such acquisitions may be significant in size, may change the scale of the Company’s business, may require additional capital, and/or may expose the Company to new geographic, political, operating, financial and geological risks. The Company’s success in its acquisition activities depends on its ability to identify suitable acquisition candidates, acquire them on acceptable terms, and integrate their operations successfully. Any acquisitions would be accompanied by risks such as:

•	a significant decline in the relevant metal price after the Company commits to complete an acquisition on certain terms;

•	the quality of the mineral deposit acquired proving to be lower than expected;

•	the difficulty of assimilating the operations and personnel of any acquired companies;

•	the potential disruption of the Company’s ongoing business;

•	the inability of management to realize anticipated synergies and maximize the financial and strategic position of the Company;

•	the failure to maintain uniform standards, controls, procedures and policies;

•	the impairment of relationships with employees, customers and contractors as a result of any integration of new management personnel; and

•	the potential unknown liabilities associated with acquired assets and businesses.

There can be no assurance that any assets or business acquired will prove to be profitable or that the Company will be able to integrate the required businesses successfully, which could slow the Company’s rate of expansion and cause the Company’s business, results of operations and financial condition to suffer.

The Company may need additional capital to finance future acquisitions. There can be no assurance that such financing would be available, on favourable terms or at all. If the Company obtains further debt financing, it will be exposed to the risk of leverage and its operations could become subject to restrictive loan and lease covenants and undertakings. If the Company obtains equity financing, existing shareholders may suffer dilution. There can be no assurance that the Company would be successful in overcoming these risks or any other problems encountered in connection with such financings.

Impairments.

Mining and mineral interests are the most significant assets of the Company and represent capitalized expenditures related to the development of mining properties and related plant and equipment.

The Company reviews and evaluates its mining interests for impairment at each reporting period or when events or changes in circumstances indicate that the related carrying amounts may not be recoverable which evidences greater risk levels. It is possible that material changes could occur that may adversely affect management’s estimate of the carrying value of non-current assets which may have a material adverse effect on the Company. Impairment estimates are based on management’s assumptions, and sensitivity analyses and actual future outcomes may differ from these estimates.

The Company is dependent on key personnel.

The Company is dependent on a number of key management and employee personnel.  The Company’s ability to manage its exploration, development, construction and operating activities, and hence its success, will depend in large part on the ability to retain current personnel and attract and retain new personnel, including management, technical and skilled employees.  The loss of the services of one or more key management personnel, as well as a prolonged labour disruption, could have a material adverse effect on the Company’s ability to successfully manage and expand its affairs.

The Company will be required to recruit additional personnel and to train, motivate and manage its employees. The international mining industry is very active and the Company is facing increased competition for personnel in all disciplines and areas of operation, including geology and project management. In addition, as a result of the implementation of restrictions related to the COVID-19 pandemic, technological improvements, and the growth in work from home or hybrid employment arrangements, employees have become more mobile and available to a wider pool of employers and industries, presenting further challenges in retaining key personnel. There can be no assurance that the Company will be able to retain current personnel and attract and retain new personnel.

Incentive provisions for the Company’s key executives include the granting of stock options and various share units that vest over time, which are designed to encourage such individuals to stay with the Company. However, a low Common Share price, whether as a result of disappointing progress in the Company's exploration, development, construction or operating activities or as a result of market conditions generally, could render such agreements of little value to the Company’s key executives. In such event, the Company’s key executives could be susceptible to being hired away by the Company's competitors who could offer a better compensation package. If the Company is unable to attract and retain key personnel, its business, financial conditions and results of operations may be adversely affected.

The Company relies on local counsel and advisors and the experience of its management and Board in foreign jurisdictions.

The Company’s material mining or exploration property interests are located in Argentina, Burkina Faso, Côte d’Ivoire, Mexico, and Peru. The legal and regulatory requirements in certain of these countries with respect to mineral exploration and mining activities, as well as local business customs and practices, are different from those in Canada. The officers and directors of the Company must rely, to a great extent, on the Company’s local legal counsel and local consultants retained by the Company in order to keep abreast of material legal, regulatory and governmental developments as they pertain to and affect the Company’s business operations, and to assist the Company with its governmental relations. The Company must rely, to some extent, on those members of management and the Board who have previous experience working and conducting business in these countries in order to enhance its understanding of and appreciation for the local business customs and practices. The Company also relies on the advice of local experts and professionals in connection with current and new regulations that develop in respect of banking, financing, labour, litigation and tax matters in these countries. There can be no guarantee that reliance on such local counsel and advisors and the Company’s management and the Board will result in compliance at all times with such legal and regulatory requirements and business customs and practices. Any such violations could result in a material adverse effect on the Company’s business, financial condition and results of operations.

Certain of the Company’s directors and officers may have conflicts of interest.

Certain of the directors and officers of the Company also serve as directors and/or officers of other companies involved in natural resource exploration and development and consequently there exists the possibility for such directors and officers to be in a position of conflict. To the extent that such other companies may participate in ventures that the Company may also participate in, or in ventures that the Company may seek to participate in, the Company’s directors and officers may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. As a result of these potential conflicts of interests, the Company may miss the opportunity to participate in certain transactions. In all cases where the Company’s directors and officers have an interest in other companies, such other companies may also compete with the Company for the acquisition of mineral property investments. Such conflicts of the Company’s directors and officers may result in a material and adverse effect on its business, financial condition and results of operations.

The insurance coverage on the Company’s operations may be inadequate.

The mining industry is subject to significant risks that could result in damage to, or destruction of, mineral properties or producing facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. The Company’s policies of insurance may not provide sufficient coverage for losses related to these or other risks. The Company’s insurance does not cover all risks that may result in loss or damages and may not be adequate to reimburse the Company for all losses sustained. The occurrence of losses or damage not covered by insurance could have a material and adverse effect on the Company’s business, operations and financial condition.

Insurance against certain environmental risks, including potential liability for pollution and other hazards as a result of the disposal of waste products occurring from production, is not generally available to companies within the mining industry.  There is no assurance that the Company’s insurance will be adequate to cover all liabilities or that it will continue to be available and at terms that are economically acceptable.  Losses from un-insured or under-insured events may cause the Company to incur significant costs that could have a material adverse effect on its business and financial condition.

The Company must comply with the Sarbanes-Oxley Act.

The Sarbanes-Oxley Act (“SOX”) requires an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting. Beginning with the Company’s 2016 fiscal year, its auditor is also required to attest to the effectiveness of the Company’s internal control over financial reporting. The Company may fail to maintain the adequacy of its internal control over financial reporting as such standards are modified, supplemented or amended from time to time. If this occurs, the Company may not be able to conclude, on an ongoing basis, that it has effective internal control over financial reporting in accordance with Section 404 of SOX and the Company’s auditor may issue an adverse opinion on the effectiveness of its internal control over financial reporting. The Company’s failure to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of the Company’s financial statements, which in turn could harm its business and negatively impact the trading price or the market value of its securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause it to fail to meet its reporting obligations. Future acquisitions of companies, if any, may provide the Company with challenges in implementing the required processes, procedures and controls in its acquired operations. No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. The effectiveness of the Company’s processes, procedures and controls could also be limited by simple errors or faulty judgments. As the Company continues to expand, the challenges involved in implementing appropriate internal control over financial reporting will increase and will require that the Company continue to monitor its internal control over financial reporting. Although the Company intends to expend substantial time and incur substantial costs, as necessary, to ensure ongoing compliance, it cannot be certain that it will be successful in complying with Section 404 of SOX.

The Company may be responsible for corruption and anti-bribery law violations.

The Company’s business is subject to the Foreign Corrupt Practices Act (the “FCPA”) and the Corrupt Foreign Public Officials Act (Canada) (the “CFPOA”), which generally prohibit companies and company employees from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business.  The FCPA also requires companies to maintain accurate books and records and internal controls, including at foreign-controlled subsidiaries.  Since all of the Company’s presently held interests are located in Argentina, Burkina Faso, Côte d’Ivoire, Mexico, and Peru, there is a risk of potential FCPA violations.  In addition, the Company is subject to the anti-bribery laws of Argentina, Burkina Faso, Côte d’Ivoire, Mexico, and Peru and of any other countries in which it conducts business in the future.  The Company’s employees or other agents may, without its knowledge and despite its efforts, engage in prohibited conduct under the Company’s policies and procedures and the FCPA, the CFPOA or other anti-bribery laws for which the Company may be held responsible.  If the Company’s employees or other agents are found to have engaged in such practices, the Company could suffer severe penalties and other consequences that may have a material adverse effect on its business, financial condition and results of operations. The Company’s Anti-Corruption Policy and other corporate policies mandate compliance with these anti-bribery laws; however there can be no assurance that the Company’s internal control policies and procedures always will protect it from fraudulent behavior or dishonesty and other inappropriate acts committed by the Company’s employees and agents. As such, the Company’s corporate policies and processes may not prevent all potential breaches of law or other governance practices.

The Company may be subject to legal proceedings that arise in the ordinary course of business.

Due to the nature of its business, the Company is at the date of this AIF subject to litigation and claims in Mexico and Peru and may, from time to time, be subject to regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of its business. The Company’s operations are subject to the risk of legal claims by employees, unions, contractors, lenders, suppliers, joint venture partners, shareholders, governmental agencies or others through private actions, class actions, administrative proceedings, regulatory actions or other litigation. Plaintiffs may seek recovery of very large or indeterminate amounts, and the magnitude of the potential loss relating to such lawsuits may remain unknown for substantial periods of time. Defense and settlement costs can be substantial, even with respect to claims that have no merit. The results of these legal proceedings cannot be predicted with certainty due to the uncertainty inherent in litigation, including the effects of discovery of new evidence or advancement of new legal theories, the difficulty of predicting decisions of judges and juries and the possibility that decisions may be reversed on appeal.  The litigation process could, as a result, take away from the time and effort of the Company’s management and could force the Company to pay substantial legal fees or penalties. There can be no assurances that the resolutions of any such matters will not have a material adverse effect on the Company’s business, financial condition and results of operations.

General economic conditions could impact the Company’s business.

Turmoil in global financial markets have at times caused a loss of confidence in global financial and credit markets.  Many industries, including the precious and base metals mining industry, have been impacted by these market conditions.  Some of the key impacts have included contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets, and a lack of market liquidity.  The global economic slowdown is an example of a visible risk to world financial stability.  A continued or worsened slowdown in economic conditions, including, but not limited to, consumer spending, employment rates, business conditions, inflation, increasing government debt, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates, and tax rates may adversely affect the Company’s growth and profitability.  Specifically:

•	a new global credit/liquidity crisis could impact the cost and availability of financing and the Company’s overall market liquidity;

•	the volatility of metal prices could impact the Company’s revenues, profits, losses and cash flow;

•	volatile energy prices, commodity and consumables prices and currency exchange rates could impact the Company’s production costs or projected economic returns; and

•	the devaluation and volatility of global stock markets, which are not related to the Company’s operations or assets, could impact the valuation of the Company’s equity and other securities.

These factors are beyond the control of the Company and could have a material adverse effect on the Company’s financial condition and results of operations.

Diseases, epidemics and pandemics (including the COVID-19 pandemic) may adversely impact the Company’s operations, financial condition and share price.

The outbreak of the COVID-19 virus was declared a global pandemic by the World Health Organization in March 2020 and resulted in a widespread global health crisis. The international response to the spread of the COVID-19 virus has led to significant restrictions on travel, temporary business closures, mandatory quarantines, global stock market volatility, operating and supply chain delays and disruptions, and a general reduction in consumer activity. Although a number of restrictions are in the process of being removed, the possibility of a resurgence of the COVID-19 virus, spread of new variants or mutations thereof, or outbreak of other communicable disease in areas in which Fortuna operates may result in the re-imposition of certain of the foregoing restrictions and/or may result in further restrictions.

The Company’s business and operations have been and may continue to be materially affected by the COVID-19 pandemic (or any other disease, epidemic or pandemic), including ongoing uncertainty as to the extent and duration of the pandemic. During the year ended December 31, 2021, our operations in Latin America were impacted by the spread of the COVID-19 virus, including variants and mutations thereof which resulted in a reduced workforce at times and quarantine periods for those affected.

Even though the Company has and continues to implement business continuity measures to mitigate and reduce any potential impacts of the COVID-19 pandemic, future outbreaks of the COVID-19 virus (or any other disease, epidemic or pandemic) in the countries in which the Company operates could materially and adversely affect the domestic labour supply, the Company’s ability to maintain a skilled workforce and the operations of the Company’s suppliers, any of which would have an effect on the Company’s financial condition. In particular, the materialization of one or more such risks could have a material adverse impact on the Company's producing mines or construction and development activities at the Séguéla Project, the continued operation of the Company’s mines and exploration projects, and the Company’s ability to transport and sell concentrates and doré.

Given the ever evolving nature of the COVID-19 pandemic, it is difficult to predict the extent of the impact of the COVID-19 pandemic (or any other disease, epidemic or pandemic) on the Company and its business, which will depend on future developments, including: the duration, severity and geographic spread of the COVID-19 virus (or other communicable disease); further actions that may be taken by governmental authorities, which could include travel restrictions and the suspension of business activities, including mining; the effectiveness and timing of actions taken to contain and treat the COVID-19 virus and variants or mutations thereof, including the effectiveness and uptake of vaccines; and how quickly and to what extent normal economic conditions and operating conditions can resume.

In addition, the COVID-19 pandemic has and may continue to heighten many of the other risks described in this AIF, including: volatility in commodity prices (including gold, silver, lead and zinc); volatility in the stock markets on which the Company’s Common Shares and Debentures are listed; and in the price of the Company’s securities, any of which could impact the Company’s ability to raise capital or refinance the Company’s debt obligations in the future, which may have a material adverse effect on the business, operations and financial condition of Company. Additionally, inflationary pressures relating to global financial support measures taken in response to the COVID-19 pandemic, as well as the impact of current supply chain challenges related to the COVID-19 pandemic, are and may continue to have both direct and indirect impacts on the Company’s operating costs, which could have a material impact on the Company’s financial condition and results of operations.

The Company remains focused on ensuring the health and safety of the workforce and in continuing measures to prevent and manage transmission of COVID-19 amongst the workforce and the wider community, however there can be no assurance that such measures will continue to be successful.

The Company faces intense competition.

The mining industry is intensely competitive in all of its phases. Much of the Company’s competition is from larger mining companies with greater liquidity, greater access to credit and other financial resources, and that may have newer or more efficient equipment, lower cost structures, more effective risk management policies and procedures and/or greater ability than the Company to withstand losses. The Company’s competitors may be able to respond more quickly to new laws, regulations or emerging technologies, or devote greater resources to the expansion of their operations, than the Company can. In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties. Competition could adversely affect the Company’s ability to acquire suitable new producing properties or properties for exploration and development in the future. Competition could also affect the Company’s ability to raise financing to fund the exploration and development of its properties or to hire qualified personnel. The Company may not be able to compete successfully against current and future competitors, and any failure to do so could have a material adverse effect on the Company’s business, financial condition or results of operations.

Metal prices and the marketability of metals acquired or discovered by the Company may be affected by factors beyond the Company’s control.

The marketability of metals acquired or discovered by the Company may be affected by numerous factors which are beyond the Company’s control and which cannot be accurately foreseen or predicted, such as market fluctuations, the global marketing conditions for precious and base metals, the proximity and capacity of milling facilities, metal markets and processing equipment and government regulations, including regulations relating to royalties, allowable production, importing and exporting metals and environmental protection.

The price of silver, gold or other metals fluctuates widely and is affected by numerous factors beyond the Company’s control, such as the sale or purchase of metals by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, the political and economic conditions of major metal-producing countries throughout the world, and the cost of substitutes, inventory levels and carrying charges.

The price of the Common Shares and the Company’s financial condition and exploration, development and mining activities may in the future be significantly adversely affected by declines in the price of silver, gold or other metals. Declining metal prices can impact operations by requiring a reassessment of the feasibility of a particular project. Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project. The continued exploration and development of or commercial production from the Company’s properties may no longer be economically viable if serious price declines in the market value of silver, gold or other metals occur. Even if exploration, development or production is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed. Depending on the price of silver, gold and other metals, cash flow from mining operations may not be sufficient and the Company’s financial condition and results of operations may be adversely affected. The Company may lose its interest in, or may be forced to sell, some of its properties as a result. If any such circumstances occur, the price of the Common Shares may be significantly adversely affected.

The Company’s use of derivative contracts to protect against market volatility exposes the Company to risk of opportunity loss and mark to market fair value adjustments.

From time to time the Company may enter into price risk management contracts to protect against fluctuations in the prices of zinc, lead and precious metals, and changes in the prices of fuel and other input costs. These contracts could include forward sales or purchase contracts, futures contracts, purchased or sold put and call options and other derivative instruments.

In October 2021, the Company entered into zero cost collar contracts and forward swaps on 4,800 tonnes of expected zinc production for 2021. The contracts were settled monthly. These contracts were entered into to provide for a minimum level of revenue from the sales of the covered zinc produced at the Caylloma Mine in order to secure a level of certainty related to the Company’s cashflows. (Refer to note 29(e) - Management of Financial Risk - metal price risk - in the 2021 Financial Statements).

In December 2020, the Company entered into zero cost collar contracts on a total of 720,000 gallons of heating oil and 1,680,000 gallons of jet fuel in 2021, and swap contracts on a total of 720,000 gallons of heating oil and 1,680,000 gallons of jet fuel in 2022 to protect against increases in the price of such commodities. The contracts are settled monthly.

The use of derivative instruments can expose the Company to risk of opportunity loss and may also result in significant mark-to-market fair value adjustments, which may have a material adverse effect on the Company’s financial results. The zinc zero cost collar and forward swap contracts have a ceiling of $3,500 per tonne and $3,300 per tonne, respectively. The price ceilings may be lower than the actual zinc price at the time of settlement under those contracts. On March 1, 2022, the closing price of zinc was $3,737 per tonne.

Similarly, if the price of heating oil falls below the floors of $1.520 per gallon in 2022, and the floor of $1.438 per gallon for jet fuel in 2022 respectively, the Company would pay to settle these contracts. On March 1, 2022, the closing prices of heating fuel and jet fuel were $3.15 per gallon and $3.00 per gallon respectively.

The Company may be adversely affected by operating expense exchange rate fluctuations.

The Company’s activities and operations in Argentina, Burkina Faso, Côte d’Ivoire, Mexico, and Peru make it subject to foreign currency fluctuations. Although the Company uses U.S. dollars as the currency for the presentation of its financial statements, the Company’s operating expenses are incurred in Mexican and Argentine Pesos, Peruvian Sol and West African CFA francs in proportions that will typically range between 30 percent and 45 percent of total expenses, depending on the country. The fluctuation of these currencies in relation to the U.S. dollar will consequently have an impact upon the profitability of the Company’s mineral properties and therefore its ability to continue to finance its exploration, development and operations. Such fluctuations may also affect the value of the Company’s assets and shareholders’ equity. Future exploration, development and operational plans may need to be altered or abandoned if actual exchange rates for these currencies are less than or more than the rates estimated in any such future plans. In 2021, the Company hedged the purchase of $18.5 million Euros related to the construction at the Séguéla Project. During the year ended December 31, 2021, the Company recognized an unrealized loss of approximately $508,000. The Company cannot be sure that any hedging techniques it may implement in the future will be successful or that its business, financial condition, and results of operations will not be materially adversely affected by exchange rate fluctuations. During the year ended December 31, 2021, the Company recognized an unrealized/realized foreign exchange loss of $0.3 million related to the value added tax recoverable on the construction of the Lindero Mine. There can be no assurance that further losses will not be incurred.

Due to the volatility of the exchange rate for the Argentine Peso, the Company is applying additional measures in cash management to minimize potential losses arising from the conversion of funds. There can be no assurance that the Company will be successful in its cash management measures. With the capital controls currently in effect in Argentina, the Company is required to convert the equivalent value into Argentine Peso from the export sale of all gold doré from the Lindero Mine. In addition, the Company is required to obtain the prior consent of the Argentine Central Bank for the payment of cash dividends and distributions of profits out of Argentina. There can be no assurance that these capital controls will not have an adverse effect on the financial condition of the Company.

Tax Audits and Reassessments.

In the normal course of business, the Company is subject to assessment by taxation authorities in various jurisdictions. Any reassessment by applicable tax authorities of the Company’s tax filings and the continuation or timing of any such process is outside of the Company’s control. There is a risk that applicable tax authorities may audit the Company or its subsidiaries and issue a notice of reassessment for material amounts. In the event that applicable tax authorities issue one or more additional notices of reassessment for material amounts of tax, interest and penalties, the Company is prepared to vigorously defend its position. If the Company is unable to resolve any of these matters favourably, or if applicable tax authorities issue one or more additional notices of reassessment for material amounts of tax, interest and penalties, this could have a material and adverse effect on the Company’s business and its financial condition.

The Company is subject to credit risk through its VAT receivables.

The Company is subject to credit risk through its VAT receivables in Mexico, Argentina and Burkina Faso that are collectible from the respective national governments. The balances are expected to be recoverable in full; however due to legislative rules and the complex collection processes, a significant portion of the asset is classified as non-current until government approvals of the respective recoveries are approved.

The 2021 Credit Facility contains financial covenants which the Company could fail to meet.

Under the terms of the 2021 Credit Facility, the Company is required to satisfy various affirmative and negative covenants and to meet certain financial ratios and tests. There is no assurance that in the future the Company will continue to satisfy these covenants. Furthermore, a breach of these covenants, including a failure to meet the financial tests or ratios, would likely result in an event of default under the 2021 Credit Facility unless the Company is able to obtain a waiver or consent in respect of any such breach. The Company cannot provide an assurance that a waiver or consent would be granted. A breach of any of these covenants or the inability to comply with the required financial tests or ratios could result in a default under the 2021 Credit Facility. In the event of any default under the 2021 Credit Facility, the lenders could elect to declare all outstanding borrowings, together with accrued interest, fees and other amounts due thereunder, to be immediately due and payable, which may have a material adverse impact on the Company’s business, profitability or financial condition. In the event of a substantially further prolonged duration of COVID-19, or in the event that more rigorous capital controls are implemented in Argentina, the Company may be required to restructure the 2021 Credit Facility. There can be no assurance that the lenders will agree to such a request.

The Company is subject to fluctuating concentrate treatment charges and transportation costs.

The Company has entered into agreements to sell its concentrate production from the Caylloma Mine and the San Jose Mine for 2022.  Treatment charges have shown a decrease from 2021 to 2022 while refining charges for 2022 have remained similar to those established for 2021.  There is no assurance that the Company will be able to enter into smelting and refining contracts at similar competitive terms beyond 2022.  The cost of transporting concentrate from the mines to off-takers is dependent on, among other things, the concentrate destination.  Transportation-related costs increased during 2021 and are expected to remain high in the mid-to-near term due to a number of factors, including changes to the price of oil or a shortage in shipping availability.  Increases in rates costs would have an adverse impact on the Company’s results of operations and financial condition.

The Company may not have reserved sufficient monies to cover the costs associated with reclamation.

Land reclamation requirements are generally imposed on companies with mineral exploration, development and operations activity in order to minimize long-term effects of land disturbance. Reclamation may include requirements to treat ground and surface water to drinking water standards, control dispersion of potentially deleterious effluent and reasonably re-establish pre-disturbance land forms and vegetation.  In order to carry out reclamation obligations imposed on the Company in connection with exploration, development and production activities, the Company must allocate financial resources that might otherwise be spent on further exploration and development programs. The actual costs of reclamation and mine closure are uncertain and planned expenditures may differ from the actual expenditures required. There is a risk that monies allotted for land reclamation may not be sufficient to cover all risks, due to changes in the nature of the waste rock or tailings and/or revisions to government regulations.  Therefore, additional funds, or reclamation bonds or other forms of financial assurance, may be required over the tenure of any of the Company's projects to cover potential risks.  These additional costs may have material adverse impact on the Company’s business, financial condition and results of operations.

The Company is dependent upon information technology systems, which are subject to disruption, damage, failure and risks with implementation and integration.

The Company’s information technology systems used in its operations are subject to disruption, damage or failure from a variety of sources including without limitation, computer viruses, security breaches, cyberattacks, natural disasters and defects in design. Cybersecurity incidents, in particular, are evolving and include, but are not limited to, malicious software, attempts to gain unauthorize access to data or machines and equipment, and other electronic security breaches that could lead to disruptions in systems, unauthorized release of confidential or otherwise protected information, the corruption of data or the disabling, misuse or malfunction or machines and equipment. Various measures have been implemented to manage the Company’s risks related to information technology systems and network disruptions. However, given the unpredictability of the timing, nature and scope of information or operational technology disruptions, the Company could potentially be subject to production downtimes, operational delays, operating accidents, the compromising of confidential or otherwise protected information, destruction or corruption of data, security breaches, other manipulation or improper use of our systems and networks or financial losses from remedial actions, any of which would have a material and adverse effect on the Company’s business, financial condition or results of operations.

The Company could also be adversely affected by system or network disruptions if new or upgraded information technology systems are defective, not installed properly or not properly integrated into operations. Various measures have been implemented to manage the risks related to the system implementation and modification, but system modification failures could have a material and adverse effect on the Company’s business, financial condition or results of operations.

The Company is subject to climate change legislation.

Governments are introducing climate change legislation and treaties at the international, national, and local levels. Regulation relating to emission levels and energy efficiency is becoming more stringent. Some of the costs associated with reducing emissions can be offset by increased energy efficiency and technological innovation. If the current regulatory trend continues, this may result in increased costs at some of our operations. The physical risks of climate change may also adversely impact the Company’s operations. These risks may include extreme weather events, resource shortages, changes in rainfall and storm patterns and intensities, water shortages, changing sea levels and changing temperatures.

There is significant evidence of the negative effects of climate change on our planet and public support for climate change action has grown in recent years, as has the impetus to pursue new technologies to mitigate the effects of climate change. Governments around the world, including those in countries in which the Company operates, have responded by adopting ambitious emissions reduction targets and supporting legislation, including measures relating to carbon pricing, emissions reduction initiatives and alternative energy incentives and mandates.

In 2021, Fortuna identified and assessed the physical and transitional risks of climate change based upon its business and the final report on the Recommendations of the Task Force on Climate-Related Financial Disclosures (2017). Fortuna has grouped its risks related to climate change into two main categories: (i) physical risks; and (ii) transition risks. Physical risks have been further sub-divided into: (a) acute physical risks (those that are event-driven, including increased severity of extreme weather events); and (b) chronic physical risks (those that relate to longer-term shifts in climate patterns). Transition risks have been further sub-divided into: (a) regulatory and policy risks; (b) reputational risks; and (c) technology risks.

Physical Risks – Acute Risks

Climate change has been linked to rising sea levels and increased extreme events, such as more intense hurricanes, increasing ocean acidification, extreme hot and cold weather, heavy snowfall and rainfall and increased risk of wildfires. Such extreme weather events may adversely impact the Company’s operations, increasing their cost and negatively impacting current and future production. Fortuna’s operations are in San Jose del Progreso, Oaxaca, Mexico; Caylloma, Arequipa, Peru; Tolar Grande, Salta, Argentina; and Bagassi, Bale Province, Burkina Faso. San Jose del Progreso’s riverine and coastal flood risk is rated as low. Caylloma’s riverine flood risk is rated as low to medium, and its coastal flood risk is rated as low. Tolar Grande’s riverine and coastal flood risk is rated as low. Bagassi’s riverine flood risk is rated as medium to high and coastal flood risk is rated as low. Mexico, Peru and Argentina’s overall vulnerability to the negative impacts of climate change are considered low. Burkina Faso’s overall vulnerability to the negative impacts of climate is considered high.

Moreover, extreme weather conditions may lead to disruptions in Fortuna’s ability to transport its production, as well as goods and services in its supply chains. Fortuna has already experienced negative impacts as a result of the changing physical environment. Abnormally high rainfall at the San Jose mine in October 2018 and at the Lindero Mine in February 2019 disrupted operations/construction at these locations. Climate change is expected to increase the severity and frequency of extreme weather events over time, further exacerbating these impacts. The governments of Mexico, Peru, Argentina, and Burkina Faso have acknowledged the risks posed to their countries by climate change and have made commitments related to climate change mitigation and adaptation.

At this time, Fortuna is unable to determine the extent to which extreme weather events related to climate change may lead to increased hazards affecting its operations and production.

Physical Risks – Chronic Risks

Anthropogenic climate change is estimated to have brought about a warming of 1.0° Celsius above pre-industrial levels. As the level of activity in the mining industry is influenced by seasonal weather patterns, long-term shifts in climate patterns increase the risk of exacerbating development and/or operational delays at the Company’s properties, as well as the other risks posed by seasonal weather patterns and geotechnical challenges discussed above. Fortuna’s operations are in San Jose del Progreso, Oaxaca, Mexico; Caylloma, Arequipa, Peru; Tolar Grande, Salta, Argentina; and Bagassi, Bale Province, Burkina Faso. San Jose del Progreso’s water stress risk is rated as low, and its drought risk is rated as medium. Caylloma’s water stress risk is rated as medium to high, and its drought risk is rated as low to medium. Tolar Grande’s water stress risk is rated as low, and its drought risk is rated as low to medium. Bagassi’s water stress risk is rated as extremely high and its drought risk is rated as medium. Mexico, Peru and Argentina’s overall vulnerability to the negative impacts of climate change are considered low. Burkina Faso’s overall vulnerability to the negative impacts of climate is considered high.

In particular, extended periods of drought or sustained increases in precipitation at the Lindero Mine or the San Jose Mine, increases the risks that the Company will not have adequate supplies of water for its operations. In 2019, the Yaramoko Mine experienced a drier season than normal and a pipeline was built between a nearby public dam and the mine site to ensure adequate water supply.

In addition, long-term shifts in weather patterns, such as water scarcity, increased frequency and severity of storms and fires and prolonged heat waves may require the Company to incur greater expenditures (time and capital) to deal with the challenges posed by such changes to its development activities, operations, production supply chain, transport needs, and employee safety, which may in turn have a material adverse effect on the Company’s business, operations and financial condition.

Transition Risks – Regulatory and Policy Risks

Climate change policy is evolving at regional, national and international levels and political and economic events may significantly affect the scope and timing of climate change measures that are ultimately put in place to prevent climate change or mitigate its effects. Existing and future laws and regulations may impose significant liabilities for a failure to comply with their requirements. Concerns over climate change, fossil fuels, emissions and water and land-use could lead to the enactment of more stringent laws and regulations applicable to the Company. Any new laws and regulations (or additional requirements to existing laws and regulations) could have a material impact on the Company’s business, financial condition, results of operations and prospects.

Fortuna operates in Mexico, Peru, Argentina, and Burkina Faso which have all ratified the Paris Agreement. Mexico has committed to reducing its GHG emissions by 22% by 2030 compared to a baseline under a business-as-usual scenario. Mexico has established a carbon tax and an emissions trading system. Peru has committed to reduce its GHG emissions by 30% by 2030 compared to a baseline under a business-as-usual scenario. Peru is currently revising its Nationally Determined Contribution (NDC) target and has announced it will move from a target of 30% reduction in GHG emissions to a 35% reduction, while also aiming for carbon neutrality by 2050. Argentina has committed not to exceed net emissions of 359 million tons of carbon dioxide equivalent (tCO2e) by 2030. Mexico and Peru’s NDCs are rated as insufficient and Argentina’s NDC is rated as critically insufficient, raising the prospect that further emissions reduction regulation could be enacted in these countries in the future. Burkina Faso has in place a National Climate Change Adaptation Plan (NAP) however the NAP is focused on regulation related to climate change adaptation as opposed to mitigation.

Adverse impacts to the Company’s business as a result of climate change-related legislation may include, but are not limited to, increased compliance costs, permitting delays, increased operating costs and capital expenditures. Given the evolving nature of climate change policy, emission controls and resulting requirements, it is expected that current and future climate change regulations will have the effect of increasing Fortuna’s compliance costs and operating expenses.

The Company’s exploration, development and production activities emit greenhouse gasses, which requires Fortuna to comply with applicable emissions legislation. In addition, mining and processing operations are energy intensive and result in greenhouse gas emissions either directly or through the purchase of fossil fuel-based electricity. As a result, in addition to the Company’s currently producing properties, future production at the Boussoura project, the Séguéla Project or any of the Company’s development projects will also emit greenhouse gasses and such projects will also be required to comply with then applicable emissions legislation.

Transition Risks – Reputational Risks

Concerns regarding climate change may increase public scrutiny of industries that are thought to have more significant environmental impacts.

The price of Common Shares and/or the Company’s business, financial condition or operations may be negatively impacted as a result of any negative public opinion towards the mining and mineral processing industry or as a result of any negative sentiment in respect of Fortuna’s reputation with stakeholders, special interest groups, political leadership, the media or other entities. Public opinion may be influenced by certain media and special interest groups’ negative portrayal of the mining industry, as well as their opposition to certain related projects. Concerns about climate change, and environmental harm more generally, have resulted in a number of environmental activists and members of the public opposing mining exploration, development and production activities, which may influence investors’ willingness to invest in the mining industry. See also “Opposition of the Company’s exploration, development and operational activities may adversely affect the Company’s reputation, its ability to receive mining rights or permits and its current or future activities”.

Transition Risks – Technology Risks

The Company is committed to operating responsibly and reducing the negative effects of its current and future operations on the environment. However, the Company’s ability to reduce emissions, energy and water use and adopt new innovations is constrained by technological advancement, operational realities and economics. The adoption of new technologies by the Company to address climate change could require a significant capital investment.

Risks Relating to the Securities of the Company

The market price of the Company’s Common Shares and Debentures is volatile.

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market prices of securities of many mining companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. In particular, the price of the Common Shares on the Toronto Stock Exchange (the “TSX”) and New York Stock Exchange (the “NYSE”) fluctuated significantly during the past 12 months. Additionally, the price of the Debentures on the TSX has fluctuated significantly since being listed for trading in October 2019. There can be no assurance that continual fluctuations in price will not occur.

There are many factors that may influence such volatility. Macroeconomic conditions in North America, Peru, Mexico, Argentina or West Africa and changes in the laws and regulations of these regions may have a negative effect on the development prospects, timelines or relationships for the Company’s properties. Negative changes in the public's perception of the Company’s prospects or of mining companies in general could cause the price of the Company’s securities, including the price of the Common Shares and Debentures, to decrease dramatically. The price of the Common Shares and Debentures is also likely to be affected by short-term changes in precious metal prices or other mineral prices, currency exchange fluctuations, the Company’s financial condition or results of operations and the extent of research analyst coverage of its securities.

Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Company may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management's attention and resources.

Shareholders may suffer dilution as a result of future offerings of the Common Shares or securities convertible into Common Shares.

The Company issued an aggregate of 106,106,224 Common Shares in connection with the Roxgold Acquisition. In addition, the Company may sell equity securities in future offerings (including through the sale of securities convertible into equity securities) and may issue additional equity securities to finance operations, exploration, development, acquisitions or other projects. The Company may also issue Common Shares as a result of exercises of the Company’s outstanding stock options, or the vesting of the Company's outstanding share units or as a result of the conversion of the Company’s Debentures. Any such convertible securities are more likely to be exercised when the market price of the Company’s Common Shares exceeds the exercise price of such instruments. The Company cannot predict the size of future issuances of equity securities or the size and terms of future issuances of debt instruments or other securities convertible into equity securities. The Board has the authority to authorize certain offers and sales of additional securities without the vote of, or prior notice to, shareholders. It is likely that the Company will issue additional securities to provide capital to fund expected expenditures and growth. Any transaction involving the issuance of previously authorized but unissued Common Shares, or securities convertible into Common Shares, would result in potentially substantial dilution to shareholders.

The market price of the Common Shares and Debentures could decline as a result of future issuances or sales of the Company’s securities, which could result in insufficient liquidity.

The market price of the Common Shares and Debentures could decline as a result of issuances of securities by the Company or sales by its existing shareholders of Common Shares or Debentures in the market, or the perception that these sales could occur. The issuance of Common Shares upon the exercise of the Company's outstanding stock options and Common Share purchase warrants or the vesting of the Company’s outstanding share units may also reduce the market price of the Common Shares. Additional Common Shares, Debentures, stock options, Common Share purchase warrants and share units may be issued in the future. A decrease in the market price of the Common Shares could adversely affect the liquidity of the Common Shares on the TSX and the NYSE. Additionally, a decrease in the market price of the Debentures could adversely affect the liquidity of the Common Shares on the TSX. The Company’s shareholders may be unable, as a result, to sell significant quantities of the Common Shares or Debentures into the public trading markets. The Company may not, as a result, have sufficient liquidity to meet the continued listing requirements of the TSX and the NYSE. Sales of the Common Shares or Debentures by shareholders might also make it more difficult for the Company to sell equity or debt securities at a time and price that it deems appropriate, which may have a material adverse effect on the Company’s business, financial conditions and results of operations.

The Company has never paid, and does not currently anticipate paying, dividends.

The Company has paid no dividends on the Common Shares since incorporation and does not anticipate paying dividends in the immediate future. The payment of future dividends, if any, will be reviewed periodically by the Board and will depend upon, among other things, conditions then existing including earnings, financial conditions, cash on hand, financial requirements to fund its commercial activities, development and growth, and other factors that the Board may consider appropriate in the circumstances.

Risks related to the Debentures of the Company.

The terms of the Debentures are governed by the terms and conditions set out in the Debenture indenture between the Company and Computershare Trust Company of Canada entered into on October 2, 2019 (the “Indenture”). The Indenture provides, among other things, for the repurchase, conversion and redemption of the Debentures in certain circumstances and the Company agrees to certain restrictive and affirmative covenants which are set out in the Indenture. Under the terms of the Indenture, there is a risk that the Company may choose to redeem the outstanding Debentures for Common Shares or to repay outstanding principal amounts thereunder at maturity of the Debentures by issuing additional Common Shares. Additionally, the Debentures are subordinate to all senior indebtedness of the Company. If the Company becomes bankrupt, liquidates its assets, reorganizes or enters into certain other transactions, the Company will be able to pay its obligations with respect to the Debentures only after it has paid senior indebtedness and any other secured indebtedness in full. There may be insufficient assets remaining following such payments to pay amounts due on any or all of the Debentures then outstanding. The Indenture does not restrict the Company from incurring additional indebtedness for borrowed money or otherwise from mortgaging, pledging or charging its real or personal property or properties to secure any indebtedness or other financing. A holder of a Debenture will be subject to such terms and conditions, as further described in the Indenture. A full copy of the Indenture is available under the Company’s issuer profile at www.sedar.com.

Foreign investors may find it difficult to enforce judgments against the Company.

The Company is incorporated under the laws of British Columbia, Canada and the majority of the Company’s directors and officers are not residents of the United States. Because all or a substantial portion of the Company’s assets and the assets of these persons are located outside of the United States, it may be difficult for U.S. investors to effect service of process within the United States upon the Company or upon such persons who are not residents of the United States, or to realize in the United States upon judgments of U.S. courts predicated upon civil liabilities under U.S. securities laws. A judgment of a U.S. court predicated solely upon such civil liabilities may be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities.

Furthermore, many of the subsidiaries of the Company and its assets are located outside of Canada. Accordingly, it may be difficult for investors to enforce within Canada any judgments obtained against the Company, including judgments predicated upon the civil liability provisions of applicable Canadian securities laws. Consequently, investors may be effectively prevented from pursuing remedies against the Company under Canadian securities laws or otherwise.

Material Mineral Properties

The Company has five material mineral projects, described below. The Company filed a technical report on the Lindero Mine in 2017, on each of the San Jose Mine and the Caylloma Mine in 2019, and on the Yaramoko Mine in March 2022. The Company also filed in March 2022, Roxgold’s technical report on the Séguéla Project. Each of these reports is incorporated by reference into this AIF. The executive summary of each report is set out below.

San Jose Mine, Mexico

The following is the Summary from the technical report (the “San Jose Technical Report”) entitled “Fortuna Silver Mines Inc.: San Jose Mine, Oaxaca, Mexico” with an effective date of February 22, 2019 prepared by Eric Chapman, P.Geo. and Amri Sinuhaji, P.Eng. This Summary is subject to certain assumptions, qualifications and procedures described in the San Jose Technical Report and is qualified in its entirety by the full text of the San Jose Technical Report which is available for viewing on SEDAR at www.sedar.com and is incorporated by reference in this AIF, and is also filed with the SEC on EDGAR (available at www.sec.gov). Defined terms and abbreviations used herein and not otherwise defined shall have the meanings ascribed to such terms in the San Jose Technical Report.

1.	Introduction

This Technical Report (the Report) on the San Jose Mine in Oaxaca, Mexico (the San Jose Mine or the Project), has been prepared by Mr Eric Chapman, P.Geo, and Mr Amri Sinuhaji, P.Eng. for Fortuna Silver Mines Inc. (Fortuna) in accordance with the disclosure requirements of Canadian National Instrument 43-101 (NI 43-101). The Report discloses updated Mineral Resource and Mineral Reserve estimates for the mine.

2.	Property description, location and ownership

The San Jose Mine area is characterized by gently-sloping hills and adjoining colluvial-covered plains. Elevations above mean sea level range from approximately 1,540 m to 1,675 m. The vegetation is grasslands and thorn-bush that are typical of dry savannah climates being temperate in nature with an average annual temperature of 19.50C. Mining operations are conducted on a year-round basis.

The mine is located in the central portion of the state of Oaxaca, Mexico. The mine site is 47 km by road south of the city of Oaxaca, which provides access to an international airport, and 0.8 km east of federal highway 175, the major highway between Oaxaca and Puerto Angel on the Pacific coast. The village of San Jose del Progreso is located 2 km to the southeast of the project site.

The underground mine is operated by Compania Minera Cuzcatlan S.A. de C.V. (Cuzcatlan), a Mexican subsidiary 100% owned by Fortuna. The operation has a relatively small surface infrastructure consisting primarily of the concentration plant, electrical power station, water storage facilities, filtered dry stack tailings facility, stockpiles, and workshop facilities, all connected by unsealed roads. Additional structures located at the property include offices, dining hall, laboratory, core logging and core storage warehouses. The tailings facility is located approximately 1,500 m to the southwest of the concentration plant.

The property comprises mining concessions; surface rights; a permitted 3,000 tonnes per day (tpd) flotation plant; connection to the national electric power grid; as well as permits for the infrastructure necessary to sustain mining operations.

The San Jose Property consists of mineral rights for 31 mining concessions all located in the state of Oaxaca for a total surface area of approximately 64,422 hectares (ha). Tenure is held in the name of Cuzcatlan with all mining concessions having an expiry date beyond the expected mine life.

As of December 31, 2018, the only concession that contains Mineral Resources or Mineral Reserves subject to back-in rights, liens, payments or encumbrances is Reduccion Taviche Oeste, which is subject to a 1.5 % NSR royalty to Maverix Minerals Inc., and a 1 % NSR royalty to SGM.

Cuzcatlan has signed 44 usufruct contracts, which have been registered before the National Agrarian Registry, with land owners to cover the surface area needed for the operation and tailings facilities.

Cuzcatlan has an environmental commitment related to the remediation of the current mining facilities located on the Progreso and Reduccion Taviche Oeste concessions. Cuzcatlan is to set aside US$ 5.3 million to cover remediation and closure requirements. These programs are ongoing with funds assigned to various projects on an annual basis.

3.	History

The earliest recorded activity in the San Jose del Progreso area dates to the 1850s when the mines were exploited on a small scale by the local hacienda. By the early 1900s, a large number of silver-and gold-bearing deposits were being exploited in the San Jeronimo Taviche and San Pedro Taviche areas. Mining activity in the district diminished drastically with the onset of the Mexican Revolution in 1910, only to resume sporadically in the 1920s.

Mining in the San Jose area was re-activated on a small scale in the 1960s and again in 1980 when the San Jose Mine was acquired by Minerales de Oaxaca S.A. (MIOXSA). The mine was worked intermittingly by MIOXSA through to the end of 2006 when the property was purchased by Cuzcatlán a Mexican registered company then owned jointly by Fortuna and Continuum Resources Ltd. (Continuum) with sole ownership transferring to Fortuna in March 2009.

From 1980 through 2006, production by MIOXSA was intermittent and came primarily from existing stopes and from development of the fourth, fifth, and sixth levels of the San Jose Mine. Ore was mined primarily from the Bonanza and Trinidad veins and extracted at rates of approximately 100 tpd. The principal mining method used by MIOXSA was shrinkage stoping. The ore was processed at a small crushing and flotation plant in San Jeronimo de Taviche, located approximately 19 km from the San Jose Mine. Reliable estimates of the total production during MIOXSA’s tenure are not available.

Commercial production commenced under the management of Cuzcatlan on September 1, 2011. Since then, underground mining has focused on the Bonanza, Trinidad and Stockwork veins. Total production since September 2011 through December 31, 2018 is estimated as 35.9 Moz of silver and 269 koz of gold.

4.	Geology and mineralization

The San Jose Mine area is underlain by a thick sequence of sub-horizontal andesitic to dacitic volcanic and volcaniclastic rocks of presumed Paleogene age. These units have been significantly displaced along major north and northwest-trending extensional fault systems with the precious metal mineralization being hosted in hydrothermal breccias, crackle breccias, and sheeted stockwork-like zones of quartz/carbonate veins emplaced within zones of high paleo permeability associated with the extensional structures.

The mineralized structural corridor extends for more than 3 km in a north-south direction and has been subdivided into the Trinidad Deposit area and the San Ignacio area. The Mineral Resource and Mineral Reserve estimates discussed in this Technical Report are located in the Trinidad Deposit area.

The major mineralized structure in the Trinidad Deposit area consists of a sheeted and stockworked quartz–carbonate vein system referred to as the main Stockwork Zone located between the primary Trinidad and Bonanza structures. In addition, several secondary vein systems are present locally in the hanging wall and footwall of the Trinidad and Bonanza structures.

The Victoria mineralized zone is located approximately 350 m east of the Trinidad vein and north of the current underground operations of the San Jose Mine. It is structurally related to the same extensional behavior that dominates the Trinidad Deposit with a similar style of mineralization, corresponding to a low sulfidation epithermal deposit formed in a shallow crustal environment with a relatively low temperature resulting in the precipitation of silver and gold mineralization.

5.	Exploration, drilling and sampling

The San Jose Mine has been subjected to a number of documented exploration programs since 1999 including:

•	In 1999 Pan American Silver (Pan American) optioned the property from MIOXSA and conducted surface and underground mapping and sampling including the drilling of five diamond drill holes totaling 1,093.5 m

•	In 2004, Continuum completed an option agreement with MIOXSA and completed detailed mapping and chip-channel sampling of the surface and of the existing underground workings in the Trinidad area followed by the completion of 15 surface diamond drill holes totaling 4,876.55 m

•	From 2006 to 2015 the principal exploration conducted by Fortuna at the deposit has been surface and underground drilling, both to explore the deposit to the north and to depth and for infill purposes to increase the confidence level of the Mineral Resource estimates

•	Since 2015, exploration has continued to explore the continuity of the mineralized system to the north, south and at depth of the Trinidad Deposit. During this period the Victoria mineralized zone was discovered approximately 350 m east of the Trinidad Deposit and has been explored with the drilling of 51 holes from underground totaling 27,671.60 m as of June 30, 2018

As of June 30, 2018, the data cut-off date for estimation of Mineral Resources, a total of 845 drill holes totaling 299,319.45 m have been completed on the San Jose Mine area with the drilling being concentrated in the Trinidad Deposit area and extensions to the south of the mineralized structural system. Wide-spaced exploration drilling has also been completed in the San Ignacio area along the southern extension of the structurally controlled mineralized corridor and to the far north of the Trinidad Deposit, as well as in the newly discovered Victoria mineralized zone. All of the drilling was conducted by diamond core drilling methods with the exception of 1,476 m of reverse circulation pre-collars in six of the 845 diamond drill holes.

A total of 662 diamond core holes totaling 221,400.75 m have been drilled in the Trinidad Deposit area and 51 holes totaling 27,671.60 m in the Victoria mineralized zone. In Trinidad, the majority of the holes have been drilled from east to west to cross-cut the steeply east-dipping mineralized zone at high angles, whereas in the Victoria mineralized zone, the holes have been drilled from west to east from underground to intersect the subvertical Victoria main structure. Of the 723 holes, 250 have been drilled from the surface and the remainder from underground.

The diamond drilling typically commences with HQ-diameter core (63.5 mm) and continues to the maximum depth allowable based on the mechanical capabilities of the drill equipment. Once this point is reached or poor ground conditions are encountered the hole is cased and further drilling undertaken with smaller diameter drilling tools with the core diameter being reduced to NQ2 (50.6 mm) or NQ-size (47.6 mm) to completion of the hole. In the Trinidad Deposit, five of the drill holes were further reduced to BQ-size (36.5 mm) diameter in order to complete the drill holes to the target depths. All of the drilling completed in the project area has been carried out by contract drilling service companies. Ground conditions are generally good with core recovery averaging 99%.

Surface drill hole collars were surveyed using differential global positioning system (GPS) and total station survey methods. Concrete monuments are constructed at each collar location recording the drill hole name, azimuth, inclination and total depth. At locations where the drill hole collar is located in a cultivated field, the collar monument is constructed approximately 50 cm below the actual surface.

Underground drill hole collars were surveyed using total station survey methods. Concrete monuments similar to those used for surface collars are constructed to mark the location with the drill hole name, azimuth, inclination and total depth recorded.

Down-hole surveys have been completed for 827 of the 845 drill holes completed as of the data cut-off date. For the 18 holes where downhole surveys are not recorded, 17 were drilled prior to 2007 with only three being drilled in the Trinidad Deposit. The azimuth and dip orientation of these holes was recorded at the collar to account for drilling direction. The absence of downhole surveys in three of the 662 holes drilled at Trinidad is not regarded as material to the resource estimate.

Downhole surveys are typically completed at 50 m intervals although recent drill holes include downhole surveys at 10 m intervals until reaching 50 m depth and then at 50 m intervals thereafter. All downhole surveys have been carried out by the drilling contractor using Reflex electronic downhole survey tools.

To-date, drilling has been conducted at the Trinidad Deposit over a strike length of approximately 2,500 m and to depths exceeding 800 m from surface. Exploration drilling has generally increased in depth to the north.

Drilling of the Victoria mineralized zone has been conducted over a strike length of approximately 1,300 m and covers a vertical extent of approximately 500 m, with upper holes intersecting the structure at least 250 m below the surface.

The extent of drilling of the San Ignacio area continues directly to the south of the Trinidad Deposit and has been conducted over a strike length of approximately 1,000 m and to depths of up to 500 m from surface.

The relationship between the sample intercept lengths and the true width of the mineralization varies in relation to the intersect angle between the steeply dipping zone of mineralized veins and the inclined nature of the diamond core holes. Calculated estimated true widths (ETWs) are always reported together with actual sample lengths by taking into account the angle of intersection between drill hole and the mineralized structure.

In 2018 all logging became digital, being incorporated daily into the Maxwell DataShed database system. Data were recorded initially with Excel templates, and later with the Maxwell LogChief application using essentially the same structure. Both input methods used pick-lists and data validation rules to ensure consistency between loggers. Separate pages were designed to capture metadata, lithology, alteration, minerals (sulfides, oxides, and limonite), structure (contacts, fractures, veins, and faults with attitudes to core axis). Intensity of alteration phases was recorded using a numeric 1 to 4 scale (weak, moderate, strong, complete).

Geotechnical logging consists of the collection of specified data fields including; recovery percentage and rock quality designation (RQD) length. Joint filling and joint weathering are described during the geologic logging. A tablet-based data entry program was developed by Cuzcatlan using the Maxwell LogChief software. Data checks are implemented into this program to prevent entry of erroneous data.

The sampling methodology, preparation, and analyses differ depending on whether it is drill core or a channel sample. All samples are collected by Cuzcatlan geological staff with sample preparation and analysis being conducted either at the onsite Cuzcatlan Laboratory or transported to the ALS Global preparation facility in Guadalajara prior to being sent on for analysis at their laboratory in Vancouver.

The Cuzcatlan Laboratory used by Fortuna/Cuzcatlan since 2012 for assaying channel samples was accredited as a testing laboratory with the requirements of ISO/IEC 17025:2005 for sample preparation and assaying of silver and gold on March 2, 2018, prior to this the laboratory was not certified. The Cuzcatlan Laboratory is not independent of Fortuna/Cuzcatlan.

The ALS Global Laboratory is an independent, privately-owned analytical laboratory group. The Vancouver laboratory holds ISO 17025 accreditation. The Mexican laboratory holds ISO 9001:2000 certification.

The SGS Laboratory used by Cuzcatlan as an umpire laboratory is an independent privately-owned analytical laboratory located in Durango, Mexico and holds ISO/IEC 17025:2005 accreditation for sample preparation and assaying.

Channel chip samples are generally collected from the face of newly exposed underground workings. The entire process is carried out under the mine geology department’s supervision. Sampling is carried out at 3 m intervals within the drifts and stopes of all veins. The channel’s length and orientation are identified using paint in the underground working and by painting the channel number on the footwall. The channel is typically approximately 20 cm wide and approximately 1 to 2 cm deep, with each individual sample preferably being no smaller than 0.4 m and no longer than 1.5 m.

Drill core is laid out for sampling and logging at the core logging facility at the camp. Sample intervals are marked on the core and depths recorded on the appropriate box. A geologist is responsible for determining and marking the drill core intervals to be sampled, selecting them based on geological and structural logging. The sample length must not exceed 2 m or be less than 20 cm.

All samples collected by Cuzcatlan are assayed by atomic absorption (AA) spectroscopy and by fire assay (FA) with gravimetric finish. For drill samples only, a full suite of trace elements is analyzed using an aqua regia digestion followed by inductively-coupled plasma (ICP) analysis. Assay results and certificates are reported electronically by e-mail. Since mid-2018 the onsite laboratory has also assayed channel samples and selected composites for fluorine using a selective ion electrode (ISE) technique.

Bulk density samples have been primarily sourced from drill core with a limited number being sampled from underground workings. Bulk density measurements are performed at the ALS Global Laboratory in Vancouver using the OA-GRA08 methodology.

Sample collection and transportation of drill core and channel samples is the responsibility of Brownfields exploration and the Cuzcatlan mine geology departments and must follow strict security and chain of custody requirements established by Fortuna. Samples are retained in accordance with the Fortuna corporate sample retention policy.

Implementation of a quality assurance/quality control (QAQC) program is current industry best practice and involves establishing appropriate procedures and the routine insertion of certified reference material (CRMs), blanks, and duplicates to monitor the sampling, sample preparation and analytical process. Fortuna implemented a full QAQC program to monitor the sampling, sample preparation and analytical process for all drilling campaigns in accordance with its companywide procedures. The program involved the routine insertion of CRMs, blanks, and duplicates. Evaluation of the QAQC data indicate that the data are sufficiently accurate and precise to support Mineral Resource estimation.

6.	Data verification

Cuzcatlan staff follow a stringent set of procedures for data storage and validation, performing verification of data on a monthly basis. The operation employs a Database Administrator who is responsible for overseeing data entry, verification and database maintenance. A separate Database Auditor is responsible for performing a detailed independent review of the database on a quarterly basis and submitting a report to Fortuna management detailing the findings. Any issues identified are immediately resolved by the administrator.

Data used for Mineral Resource estimation are stored in Maxwell GeoService’s commercial SQL database system (DataShed), storing both mine related data (including channel samples) and drilling related results (exploration and infill drilling).

Data was transferred from an inhouse SQL database system to DataShed in 2017 with the support of Maxwell personnel. Both databases were run in tandem until a full verification process had been completed to prove parity between the systems, at which point the original database was archived.

As a component of the 2018 Mineral Resource estimate, a preliminary validation of the Cuzcatlan database was performed by the Database Administrator in June 2018. The database has a series of automated import, export, and validation tools to minimize potential errors. Any inconsistencies identified were corrected during the analysis with the database then being handed over to the QP for the resource estimate for final review on June 30, 2018 in Microsoft Access format.

In addition, data verification by the QP was also conducted through the inspection of selected drill core to assess the nature of the mineralization and to confirm geological descriptions as well as the inspection of geology and mineralization in underground workings of the Trinidad, Bonanza, and Stockwork veins.

A series of plan and cross sections were generated displaying the lithologic and mineralization interpretation by the Cuzcatlan geology and exploration departments and reviewed by the QP.

The QP is of the opinion that the data verification programs performed on the data collected by Cuzcatlan are adequate to support the geological interpretations, the analytical and database quality, and Mineral Resource estimation at the San Jose Mine.

7.	Mineral processing and metallurgical testing

Initial metallurgical test work to assess the optimum processing methodology for treating ore from the Trinidad Deposit was conducted by METCON in 2009 and reported in the prefeasibility study written by CAM (2010), with Cuzcatlan continuing to build on this original work with additional tests to support operational requirements.

Metallurgical tests have not been conducted as of the effective date of this Report for material from the Victoria mineralized zone but are planned for the second half of 2019. Petrographic studies conducted by Albinson (2018) indicate that mineralogically the material is similar to that from the Trinidad Deposit.

It is the opinion of the QP that the San Jose Mine has an extensive body of metallurgical investigation comprising several phases of testwork as well as an extensive history of treating ore at the operation since 2011. In the opinion of the QP, the San Jose metallurgical samples tested and the ore that is presently treated in the plant is representative of the material included in the life-of-mine plan (LOMP) in respect to grade and metallurgical response. Metallurgical recovery is estimated to be constant for the LOMP at 92 % for silver and 91 % for gold. Differences between vein systems are minimal with regard to recovery.

Deleterious elements detected in ore located in certain parts of the deposit have the potential to affect economics due to penalties that could be applied during smelting. This includes elevated levels of fluorine (>1,000 ppm), which has been accounted for as part of the financial analysis.

8.	Mineral Resources

Mineral Resource estimation involved the usage of drill hole and channel samples in conjunction with underground mapping to construct three-dimensional wireframes to define individual vein structures. Samples were selected inside these wireframes, coded, composited and top cuts applied if applicable. Boundaries were treated as hard with statistical and geostatistical analysis conducted on composites identified in individual veins. Silver and gold grades were estimated into a geological block model consisting of 4 m x 4 m x 4 m selective mining units (SMUs) representing each vein. All veins in the Trinidad Deposit were estimated by sequential Gaussian simulation (SGS). The Victoria main structure located in the Victoria mineralized zone was estimated by inverse distance weighting employing a power of two (IDW). Estimated grades were validated globally, locally, visually, and (where possible) through production reconciliation prior to tabulation of the Mineral Resources.

By the application of a silver equivalent value taking into consideration the average metallurgical recovery and long term metal prices for each metal, and the determination of a reasonable cut-off grade using actual operating costs, as well as the exclusion of Mineral Resources identified as being isolated or economically unviable using a floating stope optimizer, the Mineral Resources have ‘reasonable prospects for eventual economic extraction’.

Resource confidence classification considers a number of aspects affecting confidence in the resource estimation including; geological continuity and complexity; data density and orientation; data accuracy and precision; grade continuity; and simulated grade variability.

Mineral Resources exclusive of Mineral Reserves as of December 31, 2018 are reported in Table 1.1.

Table 1.1 Mineral Resources as of December 31, 2018

				Contained Metal
Classification	Tonnes (000)	Ag (g/t)	Au (g/t)	Ag (Moz)	Au (koz)
Measured	49	77	0.56	0.1	1
Indicated	272	84	0.59	0.7	5
Measured + Indicated	321	83	0.59	0.9	6
Inferred	2,415	196	1.44	15.2	112

Notes:

•	Mineral Resources are as defined by the 2014 CIM Definition Standards for Mineral Resources and Mineral Reserves
•	Mineral Resources are exclusive of Mineral Reserves
•	Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability
•	Mineral Resources are estimated as of June 30, 2018 and reported as of December 31, 2018 taking into account production related depletion for the period through December 31, 2018
•	Eric Chapman, P.Geo. (APEGBC #36328) is the Qualified Person for resources being an employee of Fortuna Silver Mines Inc.
•	Mineral Resources are reported based on underground mining within optimized stope designs using a cut-off grade of 100 g/t Ag Eq based on assumed metal prices of US$ 18.25/oz Ag and US$ 1,320/oz Au, estimated metallurgical recovery rates of 92 % for Ag and 91 % for Au (Ag Eq (g/t) = Ag (g/t) + (Au (g/t)*((1,320/18.25)*(92/91)), and an operating cost of US$ 52.50/t
•	Mineral Resource tonnes are rounded to the nearest thousand
•	Totals may not add due to rounding

Factors that may affect the estimates include metal price and exchange rate assumptions; changes to the assumptions used to generate the cut-off grade; changes in local interpretations of mineralization geometry and continuity of mineralized zones; changes to geological and mineralization shape and geological and grade continuity assumptions; variations in density and domain assignments; geometallurgical assumptions; changes to geotechnical, mining, dilution, and metallurgical recovery assumptions; change to the input and design parameter assumptions that pertain to the conceptual stope designs constraining the estimates; and assumptions as to the continued ability to access the site, retain mineral and surface rights titles, maintain environment and other regulatory permits, and maintain the social license to operate.

There are no other known environmental, legal, title, taxation, socioeconomic, marketing, political or other relevant factors that would materially affect the estimation of Mineral Resources or Mineral Reserves that are not discussed in this Report.

9.	Mineral Reserves

Mineral Reserve estimates follow standard industry practices, considering only Measured and Indicated Mineral Resources as only these categories have sufficient geological confidence to be considered Mineral Reserves (CIM, 2014). Subject to the application of modifying factors, Measured Resources may become Proven Reserves and Indicated Resources may become Probable Reserves. Mineral Reserves are reconciled quarterly against production to validate dilution and recovery factors.

Metal prices used for Mineral Reserve estimation were determined as of May 2018 by the corporate financial department of Fortuna from market consensus.

Metallurgical recoveries were based on metallurgical test work and operational results at the plant from July 2017 to June 2018.

NSR values were dependent on various parameters including metal prices, metallurgical recovery, price deductions, refining charges and penalties.

A breakeven cut-off grade was determined based on all variable and fixed costs applicable to the operation. These include exploitation and treatment costs, general expenses and administrative and commercialization costs (including concentrate transportation).

Mineral Reserves as of December 31, 2018 are reported in Table 1.2.

Table 1.2 Mineral Reserves as of December 31, 2018

Classification	Tonnes (000)	Ag (g/t)	Au (g/t)	Contained Metal
				Ag (Moz)	Au (koz)
Proven	393	237	1.97	3.0	25
Probable	4,779	235	1.51	36.0	232
Proven + Probable	5,172	235	1.55	39.0	257

Notes:

•	Mineral Reserves are as defined by the 2014 CIM Definition Standards for Mineral Resources and Mineral Reserves
•	Mineral Reserves are estimated as of June 30, 2018 and reported as of December 31, 2018 taking into account production-related depletion for the period through December 31, 2018
•	Mineral Reserves are reported based on underground mining within optimized stope designs using an NSR breakeven cut-off of US$ 65.90/t, equivalent to 131 g/t Ag Eq and 134 g/t Ag Eq for the Taviche Oeste concession due to an additional 2.5 % royalty
•	Metal prices used in the NSR evaluation are US$ 18.25/oz for silver and US$ 1,320/oz for gold
•	Metallurgical recovery values used in the NSR evaluation are 92 % for silver and 91 % for gold based on actual plant recoveries
•	NSR values taking into account refining charges used in the estimation are US$ 15.67/oz for silver and US$ 1,129/oz for gold with the exception of material located in the Taviche Oeste concession where NSR values are US$ 15.27/oz for silver and US$ 1,100/oz for gold
•	Costs used in NSR breakeven cut-off determination are US$ 31.48/t for mining; US$ 16.55/t for processing; and US$ 17.91/t for other costs including distribution, management, community support, general service and administration
•	Mining recovery is estimated to average 89 % and mining dilution 12%
•	Amri Sinuhaji, P.Eng (APEGBC #48305) is the Qualified Person for reserves, being an employee of Fortuna Silver Mines Inc.
•	Mineral Reserve tonnes are rounded to the nearest thousand
•	Totals may not add due to rounding

10.	Mining methods

Cuzcatlan commenced production at the San Jose Mine in September 2011 and as of December 31, 2018 had produced 35.9 Moz of silver and 269 koz of gold. The mining method applied in the exploitation of the veins is overhand cut-and-fill using a mechanized extraction methodology.

Production capacity at the mine has been increased on two occasions; in September 2013 it was increased to 1,800 tonnes per day and most recently, in June 2016 the production capacity was increased to 3,000 tpd, through a further plant expansion.

In May of 2018, a third-stage filtered dry stack tailings facility was commissioned on time and on budget with an increased capacity of filtered tailings to handle 1.5 years of production with further expansions planned for 2019 and 2020 that would be sufficient to store all tailings for the presently defined life-of-mine plan (LOMP). Cuzcatlan is in the process of obtaining the permit to allow the construction of the 2019 tailings expansion.

Mineral Reserves are estimated at 5.2 million tonnes as of December 31 2018, which is sufficient for almost a five-year life-of-mine (LOM) consisting of 350 days in the year at a mill throughput rate of 3,000 tpd. The LOM annual average production will be approximately 7 Moz of silver and 46 koz of gold based on an average head grade of 232 g/t Ag and 1.52 g/t Au.

The QP is of the opinion that:

•	The mining method being used is appropriate for the deposit being mined. The underground mine design, stockpiles, tailings facilities, and equipment fleet selection are appropriate for the operation

•	The mine plan is based on historical mining and planning methods practiced at the operation for the previous seven years, and presents low risk

•	Inferred Mineral Resources are not included in the mine plan, and were set to waste

•	The mobile equipment fleet presented is based on the actual present-day mining operations, which is known to achieve the production targets set out in the LOM

•	All mine infrastructure and supporting facilities meet the needs of the current mine plan and production rate

11.	Recovery methods

The current process plant design is split into four principal stages including; crushing; milling; flotation; and thickening, filtering and shipping.

The QP considers process requirements to be well understood, and consistent based on the actual observed conditions in the operating plant. There is no indication that the characteristics of the material planned for mining will change and therefore the recovery assumptions applied for future mining are considered as reasonable for the LOM.

12.	Project infrastructure

The QP is confident that all mine and process infrastructure and supporting facilities are included in the present general layout to ensure that they meet the needs of the mine plan and production rate and notes that:

•	The San Jose Mine is located 47 km, or one hour by road from the city of Oaxaca, the main service center for the operation, with good year-round access

•	The mine site infrastructure has a compact layout footprint of 50.15 ha, with an additional 69.69 ha for the tailings storage facilities

•	An expansion to the dry stack tailings facility will commence in 2019, with a second phase planned for 2020, increasing total capacity to 4,039,000 m3, sufficient for the LOM

•	Power is provided to the mine from the main grid via a 115,000 volt circuit, as well as a secondary reserve power supply line, all managed by CFE

•	Water requirements are 2.7 m3 of water to process one tonne of ore being primarily sourced from water pumped to the surface from the underground dewatering system

•	All process buildings and offices for operating the mine have been constructed, with camp facilities not required due to the proximity of the site to urban

13.	Market studies and contracts

Since the operation commenced commercial production in September 2011 a corporate decision was made to sell the concentrate on the open market. In order to get the best commercial terms for the concentrates, it is Fortuna’s policy to sign contracts for periods no longer than one year. All commercial terms entered between the buyer and Cuzcatlan are regarded as confidential, but are considered to be within standard industry norms.

The QP has reviewed the information provided by Fortuna on marketing, contracts, metal price projections and exchange rate forecasts and notes that the information provided support the assumptions used in this Report and are consistent with the source documents, and that the information is consistent with what is publicly available within industry norms.

14.	Environmental studies and permitting

The mining operation has been developed in strict compliance with the regulations and permits required by the government agencies involved in the mining sector. In addition, all work follows the international quality and safety standards set forth under standards ISO 14001 and OHSAS 18000.

Despite the above, on October 8, 2018 abnormally high rainfall caused a contingency pond to overflow at the dry stack tailings facility. The contingency pond collects water from a ditch system at the dry stack facility designed to capture and manage rain water.

Cuzcatlan took steps to mitigate the risk of future overflows by immediately increasing its pumping capacity at the contingency pond. No damage occurred to the tailings dam or to the dry stack infrastructure. San Jose tailings are monitored and sampled continuously, are free of heavy metals or other contaminants, and are characterized as sterile.

Cuzcatlan notified the relevant environmental authorities, PROFEPA and CONAGUA on the day of the incident. Cuzcatlan worked with federal, state and local authorities as they conducted inspections of the facilities at San Jose and sampling of the Coyote Creek. Results of the sampling indicated no contamination or pollution occurred due to the overflow.

On February 14, 2019, PROFEPA released their final report on the incident confirming that the overflow did not contaminate soil, and therefore no remediation was required. As of the effective date of this Report, Cuzcatlan is awaiting issuance of the final report from CONAGUA.

To the extent known, all permits that are required by Mexican law for the mining operation have been obtained, with the exception of the permit to construct the stage 4 expansion of the dry stack tailings facility. Cuzcatlan is in the process of obtaining the permit from the Secretary of the Environment and Natural Resources (SEMARNAT) and expect to obtain this in the second quarter of 2019.

Cuzcatlan continues developing sustainable annual programs for the benefit of local communities, including educational, nutritional and economic programs. The above mentioned social and environmental responsibilities support a good relationship between the company and local communities. This will aid the development and continuity of the mining operation and improve the standard of living and economies of local communities.

The mine closure plan has been designed to ensure the rehabilitation of the area where the mine is located. The projected total cost required to close present and future infrastructure at the mine is US$ 5.3 million.

15.	Capital and operating costs

Capital and operating cost estimates are based on established cost experience gained from current operations, projected budget data and quotes from manufacturers and suppliers.

The capital and operating cost provisions for the LOMP that supports Mineral Reserves have been reviewed. The basis for the estimates is appropriate for the known mineralization; mining and production schedules; marketing plans; and equipment replacement and maintenance requirements.

The QP considers the capital and operating costs estimated for the San Jose Mine as reasonable based on industry-standard practices and actual costs observed for 2018.

16.	Economic analysis

Fortuna is using the provision for producing issuers, whereby producing issuers may exclude the information required under Item 22 for technical reports on properties currently in production and where no material production expansion is planned.

Mineral Reserve declaration is supported by a positive cashflow for the period set out in the LOMP based on the assumptions detailed in this Report.

17.	Other relevant data and information

Fortuna considers that this Report contains all the relevant information necessary to ensure the report is understandable and not misleading.

18.	Conclusions, risks and opportunities

This Report represents the most accurate interpretation of the Mineral Reserve and Mineral Resource available as of the effective date of this report. The conversion of Mineral Resources to Mineral Reserves was undertaken using industry-recognized methods, and estimated operational costs, capital costs, and plant performance data. Thus, it is considered to be representative of future operational conditions. This Report has been prepared with the latest information regarding environmental and closure cost requirements.

A number of opportunities and risks were identified by the QPs during the evaluation of the San Jose Mine.

Opportunities include:

●	The wide nature of mineralization of the Stockwork zone in combination with the medium to good rock quality provides an opportunity to implement a more productive (bulk) mining methodology such as long hole stoping to extract this material. Implementation of this method could potentially reduce mining costs and increase mine productivity.

●	Improvements in mining productivity through optimizing the mining cycle. As shotcreting comprises a significant component of the mining cycle, a better accelerator agent could shorten the curing and overall cycle times. Additionally, cycle times could be further reduced by implementing a trim or controlled blasting system so that less ground support is required due to over-blasting or over scaling.

●	Operational delays could be reduced by implementing a better underground communication system.

●	The ventilation system could be improved in specific areas of the mine where elevated temperature are encountered improving productivity in these areas.

●	Significant exploration potential exists for the Victoria mineralized zone as mineralization remains open in all directions.

Risks include:

●	The recently discovered presence of elevated fluorine in the concentrate resulting in unexpected penalties to sales. Limited information is currently available to understand the orogenesis, dynamics, and distribution of fluorine within the deposit, although preliminary sampling suggests it is focused in the Trinidad vein with a limited spatial extent. However, a risk exists that fluorine levels may be elevated in other veins and areas of the deposit.

●	Environmental liability from the pond over-flow in October 2018, mitigated by the rapid response to the incident and independent testing of the affected area that indicates no heavy metals or other contaminants are present.

●	Potential litigation regarding the disputed royalty on the Progresso concession, which has been mitigated by Cuzcatlan obtaining multiple legal opinions that state the royalty is invalid and taking steps to remove the royalty from the register.

19.	Recommendations

Recommendations for the next phase of work have been broken into those related to ongoing exploration activities and those related to additional technical and operational studies. Recommended work programs are independent of each other and can be conducted concurrently unless otherwise stated. The exploration-related programs are estimated at a total cost of US$ 4.22 million. The operational improvement studies are recommended to be conducted inhouse and therefore do not involve a direct cost.

i)	Exploration activities

●	Exploration of the Trinidad Deposit. The Fortuna vein is known to extend south of the presently-estimated Mineral Resource by the presence of historical workings and previous drilling demarking where the Fortuna vein was located in the San Ignacio area. It is recommended that Cuzcatlan explore the mineralized continuity of this vein as it extends from the Trinidad Deposit into the San Ignacio area with a first phase drill program involving the drilling of 3,500 m diamond holes at an estimated cost of US$ 492,000. In addition to testing the extents of the Fortuna vein, the Paloma vein remains open at higher elevations and it is recommended that upon the issuance of appropriate permits the near-surface potential of the Paloma vein be explored with the drilling of 1,500 m of diamond holes from surface at an estimated cost of US$ 203,000.

●	Exploration of the Victoria mineralized zone. It is recommended that Cuzcatlan continue to explore the extent of the Victoria mineralized zone above and to the north of the presently-estimated Mineral Resource. The higher elevations of the vein system can be drilled from surface, with the issuance of the appropriate permits, and would involve the drilling of 2,000 m diamond holes at an estimated cost of US$ 257,000. To gain access for exploration of the vein to the north and at depth it is recommended that a 200 m exploration drift be mined at a cost of US$ 520,000. The drive will allow the drilling of 4,500 m of underground diamond drill holes to explore the vein continuity at an estimated cost of US$ 509,000.

●	Metallurgical testwork. It is recommended that metallurgical testwork be conducted on samples obtained from the Victoria mineralized zone to establish likely metallurgical recoveries and processing characteristics. Testwork should include mineralogical evaluations, along with bond work index, grinding, flotation and granulometry tests. The estimated cost of the testwork is US$ 32,000.

●	Other exploration programs. The Guilla concession of the San Jose Mine has been identified as an area that has high potential for the discovery of epithermal veins based on surface mapping. It is recommended that permits be obtained to allow targets to be drilled on this concession. If permits are obtained a drill program consisting of 9,000 m of diamond holes at an estimated cost of US$ 1,305,000 is recommended. In addition, it is recommended that a 250 m underground exploration drift be mined in 2019 to the north of the Trinidad Deposit to facilitate future underground drilling programs to explore the convergence of the Trinidad Deposit and the Victoria mineralized zone where obtaining surface drill permits has proved problematic. The estimated cost of this drift is US$ 500,000.

●	Delineation (infill) drilling. Cuzcatlan is planning to continue the delineation drilling from underground in 2019 of the Trinidad Deposit. A total of 2,780 m of drilling is planned at a budgeted cost of US$ 400,000.

ii)	Technical and operational studies

●	Fluorine. It is recommended that the operation continues to assay representative pulps for fluorine and uses these to improve short term and long-term estimates of fluorine behavior in the deposit as well as conducting metallurgical tests at the plant to determine methods to reduce fluorine levels in the concentrate.

●	Mine plan optimization and risk analysis. The conditional simulation methodology used in the estimation of the primary veins results in the generation of 50 equi-probable realizations. By assessing these multiple potential scenarios, the mine plan can be optimized with the identification of low- and high-risk regions of the deposit.

●	Bulk density measurements. It is recommended that the number of bulk density measurements be increased in secondary veins. If sufficient measurements are obtained, bulk density can be estimated rather than the presently-used density assignment methodology.

●	Mining method. As part of continuous improvement initiatives to reduce mining cost and to increase mine productivity, it is recommended that a study be conducted to evaluate the feasibility of a bulk mining method. Part of the considerations for the mining method selection is to investigate mining method and mining sequence that eliminate the necessity to leave mineralized material as pillars. Additionally, the study should investigate mine productivity, equipment and manpower requirements, as well as infrastructure and cost evaluations.

●	Mining recovery. A review on pillar design is recommended, particularly for narrow veins with more competent country rock where mining recovery could be increased. Cell mapping and geotechnical logging should be performed on a more frequent basis and detailed pillar analysis conducted based on the specific local rock conditions.

●	Mining dilution. It is recommended that the mine implements an improved survey practice by increasing the number of points taken per survey or to implement the usage of a scanner. It is further recommended that the mine reconciles the dilution estimate on a more frequent basis and stores the information into a database so that statistical analysis such as trends, variations and local dilution analysis can be performed. This information will assist the Cuzcatlan mine planning department in making timely decisions to remediate dilution issues and improve Mineral Reserve estimates.

[End of Extract of Summary from San Jose Technical Report]

See “Three Year History and Recent Developments - Mineral Reserve and Mineral Resource Estimates” herein for further information regarding the San Jose Mine.

Exploration Work Subsequent to the San Jose Technical Report

San Jose Brownfields Exploration Results 2021

During the second half of 2020 and the first quarter of 2021, the Company undertook step-out and infill drilling at the San Jose Mine which has established continuity of high-grade mineralization in the upper levels of the Trinidad Footwall structures. The successful drill program represents 4,670 meters of step-out and infill drilling in 22 drill holes and targeted both resource upgrades and the potential to expand the resource outside of the current area of Mineral Reserves. Mineralization remains open in at least two directions and it is adjacent to existing mine infrastructure, and as a result there is potential for inclusion of this material in near-term production. Highlights of the step-out and infill drilling include:

Step-out drill highlights:

SJOM-955: 699 g/t Ag and 3.57 g/t Au over an estimated true width of 4.1 meters
SJOM-1002: 1,931 g/t Ag and 6.76 g/t Au over an estimated true width of 5.4 meters

Infill drill highlights include:

SJOM-1014: 306 g/t Ag and 1.38 g/t Au over an estimated true width of 9.5 meters

SJOM-1016: 760 g/t Ag and 3.24 g/t Au over an estimated true width of 3.4 meters

SJOM-1017: 967 g/t Ag and 4.25 g/t Au over an estimated true width of 8.4 meters

SJOM-1020: 809 g/t Ag and 2.78 g/t Au over an estimated true width of 1.4 meters

SJOM-1021: 473 g/t Ag and 1.25 g/t Au over an estimated true width of 14.9 meters

Please refer to the Company’s news release dated March 29, 2021 entitled “Fortuna intersects 1.93 kilos of silver and 6.76 g/t gold over 5.4 meters at the San Jose Mine, Mexico”, for full details.

On December 9, 2021, the Company the announced the results of a 25,064 meter, 59 hole step-out exploration drilling program from underground platforms ahead of production at San Jose, started in March 2021 and which has continued to define continuity of key mineralized structures and targeted the Bonanza Hanging wall (Bhw), Trinidad Norte and Victoria mineralized zone (VMZ) structures. In addition to the underground drilling, testing of two target zones to the north and south of the mine was successful in identifying additional mineralized structures with drilling continuing. Highlights of the program include:

●	SJOM1053 (VMZ): 290 g/t Ag and 2.00 g/t Au over an estimated true width of 1.5 meters

●	SJOM1088 (Magdalena): 245 g/t Ag and 1.41 g/t Au over an estimated true width of 4.6 meters

●	SJOM1091 (Magdalena): 506 g/t Ag and 2.61 g/t Au over an estimated true width of 1.7 meters

●	SJOM1103 (San Ignacio): 209 g/t Ag and 1.47 g/t Au over an estimated true width of 1.1 meters

●	SJOM1105 (Magdalena): 302 g/t Ag and 0.77 g/t Au over an estimated true width of 1.8 meters including 1,010 g/t Ag over 0.5 meters

Please refer to the Company’s news release dated December 9, 2021 entitled “Fortuna drills 16.5 g/t gold over 6.3 meters at Séguéla and provides exploration update”, for full details.

Lindero Mine, Argentina

The following is the Summary from the technical report (the “Lindero Technical Report”) entitled “Fortuna Silver Mines Inc.: Lindero Property, Salta Province, Argentina”, with an effective date of October 31, 2017 prepared by Eric Chapman, P.Geo, Edwin Gutierrez, SME Registered Member, Geoff Allard, PE, and Denys Parra Murrugarra, SME Registered Member. This Summary is subject to certain assumptions, qualifications and procedures described in the Lindero Technical Report and is qualified in its entirety by the full text of the Lindero Technical Report which is available for viewing on SEDAR at www.sedar.com and is incorporated by reference in this AIF, and is also filed with the SEC on EDGAR (available at www.sec.gov). Defined terms and abbreviations used herein and not otherwise defined shall have the meanings ascribed to such terms in the Lindero Technical Report.

Property Description, Location and Access

The Project is in the Argentine puna, a cool, arid zone with a minimum elevation of approximately 3,500 to 4,000 m. The climate is generally dry and windy; it can be cold and snowy during storms.

The Lindero Project is located 260 km due west of Salta, Argentina, the main service center of the region, at latitude 25° 05’ south and longitude 67° 47’ west. Drive time from Salta to the Project is approximately 7 to 7.5 hours, over a road distance of 420 km. The nearest town to the Lindero Project is Tolar Grande (population 250) located 75 km to the northeast.

Access to the Lindero Project is via National Route 51, which passes through the towns of San Antonio de Los Cobres and Olacapato; and Provincial Route 27, via Pocitos and Tolar Grande.

The Lindero Project contains two known porphyry gold-copper deposits. The Lindero Deposit is the focus of the Feasibility Study and the Lindero Technical Report; whereas the Arizaro Deposit, located 3.2 km southeast of the Lindero Deposit, is described only in terms of exploration conducted to date.

The mineral tenement holdings cover 3,500 ha, and comprise 35 pertenencias, each of 100 ha, which are constrained by Gauss Kruger Posgar co-ordinates generated by survey. Tenure is held in the name of Mansfield Minera S.A. (“Mansfield”), an indirectly wholly-owned subsidiary of the Company. There is no expiry date on the pertenencias, providing Mansfield meets expenditure and environmental requirements, and pays the appropriate annual mining fees.

A 3 % provincial royalty “boca mina” is payable on revenue after deduction of direct processing, commercial, general and administrative costs. There are no royalties payable to any other third party.

Surface rights are owned by the provincial state (Propiedad Fiscal) of Salta. There are no reservations, restrictions, rights-of-way or easements on the Lindero Project to any third-party. Mansfield holds a registered camp concession, and a granted and surveyed access right-of-way. Water permits and rights of access to the Lindero Project are guaranteed through water and access licenses granted by the Mining Court of Salta.

Surface rights for construction of a mining operation and plant have not been granted from the Provincial authorities. Development of such infrastructure will require additional negotiation and potentially, supporting studies. Mansfield does not foresee any issues with obtaining the necessary permits for construction.

History

Gold–copper mineralization associated with potassic alteration was first discovered at the Lindero Project by Goldrock geologists in November 1999, and led to claim staking.

The area was explored using reconnaissance and detailed geological mapping, soil geochemistry (talus fines), trench sampling and mapping during 2000 and early 2001. As a result of this work, mineralization at what is now the Lindero Deposit was identified in September 2000.

From April 2002 to March 2003, Rio Tinto had an option on the property with Goldrock, during which time additional exploration including drilling and metallurgical testwork was conducted. An inhouse preliminary Mineral Resource estimate for the Lindero Deposit was performed. As the tonnage and grade estimate did not meet Rio Tinto’s corporate targets, the option was not exercised.

Goldrock resumed as project operator, and between 2005 and 2013 completed additional exploration and drilling. Based on this, a Pre-Feasibility Study for the Lindero Deposit was completed by AMEC in 2010, assuming a production throughput of 30,000 tonnes of ore per day (AMEC Americas Ltd., 2010a; 2010b). In 2012, Goldrock commissioned Kappes, Cassiday & Associates (KCA) to complete a Feasibility Study using a reduced throughput of 18,750 tpd.

In 2015, Goldrock commissioned KCA to work with local engineering firms in advancing the engineering design for the Project to a basic engineering level, and update the 2013 Feasibility Study. A new Feasibility Study incorporating these design changes, additional metallurgical testwork, and updated costs and gold price assumptions was filed by KCA in 2016 (KCA, 2016a).

In July 2016, the Company completed the acquisition of all issued and outstanding shares of Goldrock, making Mansfield a wholly-owned subsidiary of Fortuna. Upon completion of the transaction, Fortuna continued to advance the optimization of the 2016 Feasibility Study through additional drilling as well as conducting tradeoff metallurgical tests and detailed engineering revisions with the objective of reaching a construction decision for the Lindero Project.

Geology and Mineralization

In the Central Andes, the altiplano or puna is a high plateau of more subdued relief between the Eastern Cordillera, a rugged region usually rising to between 3 km and 4.5 km, and the Western Cordillera, which is a high spine of mountains that may reach as much as 5 km in height. The Arizaro Volcanic Complex consists of two superimposed concentric volcanic centers, the Arizaro and the Lindero cones, located in the Archibarca volcanic arc at the southern margin of the Salar de Arizaro basin. Basement rocks crop out to the north of the Lindero Deposit, and consist of coarse-grained Ordovician granites uncomformably overlain by Early Tertiary red bed sandstones. The Lindero–Arizaro complex, a series of diorite to monzonite porphyritic stocks, intrudes these units.

Mineralized zones at the Lindero Deposit form a semi-circular shape about 600 m in diameter which extends to a depth of 600 m, consisting of four different zones at the surface. The distribution of gold–copper mineralization at Lindero shows a strong relationship to lithology, stockwork veinlets, and alteration assemblages. Gold values average 0.70 g/t Au and copper values are typically about 0.11 % Cu. Higher grades of gold–copper (approximately 1 g/t Au and 0.1 % Cu) are commonly associated with sigmoidal quartz, quartz–magnetite–sulfide, biotite-magnetite–chalcopyrite, magnetite–chalcopyrite and quartz–limonite–hematite stockworks that are strongly associated with K-feldspar alteration. This association is very common in the east zone of the deposit, where the highest gold grades occur. At other locations where one or more stockwork types are missing or the intensity of fracturing is lower, mineralization tends to be weaker and the grades of gold tends to be lower (approximately 0.4 g/t Au).

Gold mineralization at Lindero is characterized by native, free-milling gold associated with chalcopyrite and/or magnetite grains with rare interstitial quartz.

The weathered oxidation zone at Lindero is generally poorly developed and averages 44 m in thickness.

The Arizaro volcanic center is characterized by fine- to medium-grained hornblende diorite to monzonite porphyritic stocks. The Arizaro Deposit is dominated by a main, moderately to strongly mineralized intrusive unit that crops out in the central part of the prospect area. It consists of fine hornblende porphyritic diorite intruded by several stocks, dikes, igneous-cemented breccias and hydrothermal breccias. Smaller stocks are exposed in a few areas. Dikes of andesitic and dacitic composition are generally distributed radially to the main intrusive unit.

Several alteration assemblages are noted in the Arizaro Deposit area. Alteration patterns are semi-concentric and asymmetric, with a core of moderate to strong potassic alteration including zones of K-feldspar-rich magnetite–silica alteration. An incomplete rim of chloritic alteration is developed outboard of the potassic alteration. In the southeast part of the deposit, intermediate argillic alteration has formed and overprints potassic alteration. Sericitic and very weak argillic alteration (hydrolytic alteration) has developed in the volcanic tuffs. To the south and west of the deposit, chloritic alteration passes directly to propylitic alteration. An actinolite–magnetite alteration assemblage forms in the eastern part of the deposit area.

Arizaro gold–copper mineralization is hosted in one body which has a semi-oval shape at the surface. In the center there is a high-grade body with a semi-ellipsoidal form, extending north-south for 480 m and about 50 m wide. The Arizaro Deposit has mineralization styles with copper–gold grades that are strongly correlated with different alteration assemblages. Mineralization is mainly associated with potassic alteration. This occurs generally in multi-directional veins, vein stockworks and disseminations. In some areas, the vein density is high, forming vein stockworks in the intrusive rocks. These vein stockworks are limited to magnetite–biotite veinlets, quartz–magnetite–chalcopyrite veinlets, late magnetite breccias and in late-stage mineralization events, anhydrite–sulfide veinlets. Chalcopyrite and bornite are the main copper minerals. Coarse gold was observed and confirmed with X-ray diffraction analysis in the University of Neuquen, Argentina, laboratory.

Lindero and Arizaro are examples of gold-rich porphyry copper deposits as described by Sillitoe (2000). More specifically, they show affinities with the porphyry gold deposit model (Rytuba and Cox, 1991; also termed dioritic porphyry gold deposits by Seedorff et al., 2005). These are exemplified by the Refugio, Cerro Casale, Marte, and Lobo gold deposits of the Miocene-age Maricunga belt, Chile, approximately 200 km south of Lindero. Vila and Sillitoe (1991) and Muntean and Einaudi (2000, 2001) described those deposits in detail.

The deposits of the Project area are considered to be examples of porphyry-style deposits, in particular gold-rich porphyries based on the following:

●	High level (epizonal) stock emplacement levels in magmatic arc

●	High-level stocks and related dikes intrude their coeval and cogenetic volcanic piles. Intrusions range from fine through coarse-grained, equigranular to coarsely porphyritic

●	Mineralization in or adjoining porphyritic intrusions of quartz diorite/monzonite composition

●	Mineralization is spatially, temporally, and genetically associated with hydrothermal alteration of the intrusive bodies and host rocks

●	Gold–copper mineralization formed during intrusion of multiple phases of similar composition intrusive rocks

●	Large zones of quartz veining, stockwork mineralization, and disseminated pyrite

●	Tenor of gold and copper grades, i.e., large tonnage but low grade

At the Lindero Deposit, native gold and electrum are finely disseminated in subparallel to stockwork quartz + sulfide ± magnetite ± anhydrite veins and in some cases in matrices of hydrothermal breccias. Magnetite is common to abundant in mineralized zones. These mineralized stockworks and potassic alteration are interpreted to have formed as the result of degassing of the early intrusive bodies. Fluid pressures during degassing triggered fracturing of the intrusions and wall rock, allowing gold-rich fluids to circulate and precipitate, forming a gold–copper orebody. Later intrusions resulted in weak to moderate gold–copper mineralization forming mostly along and immediately fringing these intrusive contacts. Finally, post mineralized intrusives were overprinted onto the north and west of the deposit.

Understanding of the geological setting and model concept of the Lindero and Arizaro is adequate to provide guidance for exploration and development of the deposits.

Exploration, Drilling and Sampling

The Lindero Deposit was discovered in late 2000. Several exploration programs have been conducted by Rio Tinto, Goldrock and Fortuna on the Lindero Property:

●	Goldrock campaign: August 2000 to October 2001, which included geologic mapping, soil sampling, and trench sampling

●	Rio Tinto Campaign: May 2002 to February 2003, which included road sampling, geophysics (43 km of ground magnetics and 11 km of induced polarization (IP)), and drilling (10 holes for a total of 3,279 m)

●	Goldrock campaign: October 2005 to January 2008, which included geologic mapping and modeling, trenching, and a significant drilling program (106 holes for a total of 30,024 m)

●	Goldrock campaign: September 2008 and August 2010 to November 2010, which consisted of additional drilling (23 holes) for the Pre-Feasibility Study

●	Fortuna campaign: September 2016 to December 2016 consisting of 8 holes for metallurgical samples, 2 holes for geologic interpretation and 2 twin holes

Drilling completed at the Lindero Property comprises 151 diamond drill holes totaling 42,598 m at the Lindero Deposit, as well as 29 diamond drill holes totaling 8,855 m at the Arizaro Deposit. Mineral Resources are only estimated at the Lindero Deposit. Ground conditions were good, and core recovery was generally above 90%. Drill hole collars were marked with PVC pipes introduced in the hole at surface and then cemented. All holes drilled since 2005 as well as the 10 holes drilled during the 2002 campaign were surveyed by Servicios Topograficos with a differential GPS. Coordinates are projected on the WGS 84 Datum ellipsoid and calibrated according to the position of Geodetic point IGM N° PR-02-015, located a few kilometers from the Project. The results are available in geographic co-ordinates and in metric co-ordinates (UTM and Gauss Kruger), using the WGS 84 datum.

During Rio Tinto’s exploration drilling campaign in 2002, undertaken by Connors Drilling, no downhole surveys were completed despite the fact that many of the holes extended beyond 300 m in depth. Holes drilled during the first Goldrock campaign were not originally downhole surveyed either. In June 2006 GEC-Geophysical Exploration & Consulting S.A. (GEC) was contracted by Goldrock to perform borehole surveying services with a Reflex Maxibor II System 3™ Probe (Maxibor™), which is not affected by magnetism. In 2008, Goldrock detected that the Maxibor™ surveys showed an unacceptably large deviation in the drill holes and a decision was made to re-survey all holes that showed a deviation of more than 5%. Comprobe Chile Ltd. (Comprobe) was contracted to re-survey the holes considered by Goldrock as having incorrect downhole deviations. A surface-recording gyroscopic instrument was used, and orientation and dip parameters were recorded every 10 m. For the 2016 drilling campaign, Fortuna retained the services of Construccion & Mineria S.A., based out of Mendoza, Argentina, to complete downhole surveys for each hole upon completion. Downhole surveys were conducted using Reflex™ gyroscopic equipment with readings taken at 5-m intervals.

All core was logged for geology and geotechnical characteristics. All logging was digital, and was incorporated daily into the Maxwell DataShed™ database system. Data were recorded initially with Excel™ templates, and later with Maxwell LogChief™ application using essentially the same structure. Separate pages were designed to capture metadata, lithology, alteration, veins, sulfide–oxide zones, sulfide–oxide surfaces, minerals (sulfides, oxides, and limonite), sulfates, structures (contacts, fractures, veins, and faults with attitudes to core axis), magnetic susceptibility, and special data (samples collected for geochemistry, thin section examinations, the core library, skeleton core, etc.). Intensity of alteration phases was recorded using a numeric 1 to 4 scale (weak, moderate, strong, complete); abundance of veins and most other minerals were estimated in volume percent.

The Lindero Deposit is a gold-rich porphyry with low-grade mineralization permeating throughout the deposit, making the calculation of true thickness impossible as no definitive across strike direction exists. The mineralization appears to be annular in shape at surface due to the intrusion of barren to low-grade intrusive rocks into the core of the system, but this circular shape is not representative of true thickness.

Core samples are marked and collected on 2 m intervals that honor lithological boundaries. Samples weigh between 4 and 8 kg depending on core diameter and recovery. Channel samples were collected using a rock saw to cut a 2 x 3 cm channel in exposed bedrock in trenches and road cuts. The material was removed from the channel with a chisel. Sample preparation for most samples consisted of crushing to 70 % passing 10 mesh and pulverization to  95% passing 150 mesh. Density samples are routinely collected by Mansfield from drill core on approximate 10-m intervals. Samples consist of pieces of core approximately 7 cm in length and weighing between 93 g and 408 g.

All samples collected by Mansfield were assayed for gold using a 30 g fire assay–atomic absorption (FA-AA) finish and a second aliquot was selected for copper analysis using aqua regia digestion and AA analyses. For the drill samples only, a full suite of trace elements was analyzed using an aqua regia digestion followed by inductively-coupled plasma (ICP) analysis. Assay results and certificates were reported electronically by e-mail.

Fortuna samples were sent to the ALS Global sample preparation facility in Mendoza, Argentina. Following drying at 55°C, the samples were weighed and the entire sample crushed using a two-stage method, first with a jaw crusher to 1 cm, and then by cone crusher to 70 % passing 10 mesh. The entire crushed sample was then pulverized to a minimum of 95 % passing 80 mesh. Pulverized samples were then split using a riffle splitter to generate a 300 g subsample that was pulverized to 95 % passing 150 mesh. This subsample was then split again using a riffle splitter to generate three 100 g samples.

All samples were sent to accredited laboratories independent of Mansfield, Rio Tinto, and Fortuna.

Implementation of a quality assurance/quality control (“QAQC”) program is current industry best practice and involves establishing appropriate procedures and the routine insertion of standard reference material (SRMs), blanks, and duplicates to monitor the sampling, sample preparation and analytical process. Fortuna implemented a full QAQC program to monitor the sampling, sample preparation and analytical process for the 2016 drilling campaign in accordance with its companywide procedures. The program involved the routine insertion of SRMs, blanks, and duplicates. Evaluation of the QAQC data indicate that the data are sufficiently accurate and precise to support Mineral Resource estimation.

Data Verification

In 2009 an independent audit of the information used for the estimation of Mineral Resources and Mineral Reserves at the time was conducted by AMEC, and summarized in the KCA (2016a) Technical Report. The work included independent audits of the database, collar and downhole surveys, drill logs, assays, bulk density measurements, core recovery, and QAQC results.

The 2009 audit concluded that the data verification programs undertaken on the data collected from the Lindero Deposit up to 2009 supported the geologic interpretations, and the analytical and database quality, and therefore the data could support Mineral Resource and Mineral Reserve estimation.

Fortuna reviewed the work performed by AMEC and concurs with their opinion. Fortuna has conducted additional audits and verification of historical information used in prior Mineral Resource and Mineral Reserve estimates as well as verifying new data generated during the 2016 drilling campaign to support assumptions for a construction decision and the Mineral Resource and Mineral Reserve estimates reported in Section 14 and Section 15 of the Lindero Technical Report. The verification process focused on the database; collars and downhole surveys; lithologic logs; assays; metallurgical results; and geotechnical parameters. Fortuna checked all collar and downhole survey information for each campaign against source documentation and completed a hand-held GPS survey of randomly selected drill hole collars. The results showed a good agreement with locations in the database. In August 2016, Fortuna initiated a comprehensive program of relogging to verify the original lithologic descriptions.

Fortuna contracted Call & Nicholas Inc. (CNI) to validate all geotechnical data, data collection methods, slope stability analysis methods, and slope angle recommendations presented previously by other consultants to determine feasibility-level slope angle recommendations for design of the planned Lindero final pit.

The QP is of the opinion that the data verification programs performed on the data collected from the Project are adequate to support the geological interpretations, the analytical and database quality, and Mineral Resource estimation at the Lindero Project.

Mineral Processing and Metallurgical Testing

The Lindero Project has an extensive body of metallurgical investigation comprising several phases of testwork as indicated in the KCA (2016a) Technical Report, and summarized in Section 13 of the Lindero Technical Report. In general, the testwork was done to industry standards. However, some leach conditions set for the testwork made interpretation difficult. Reinterpretation of the raw test data provided the basis for advancing the metallurgical knowledge base for Fortuna.

Since September 2016, Fortuna has performed complementary metallurgical testwork in the areas of comminution, heap permeability and cement agglomeration, gold extraction in column tests, and copper removal with sulfidization-acidification-recycle-thickening (SART) technology with the purpose of confirming and optimizing process design criteria.

Table 1.1 shows key gold extraction results for 10-m columns from laboratory testwork, carried out in the first semester of 2017, on material cured in a cyanide solution and agglomerated. A 4 % deduction (absolute) has been used in the design to allow for the differences between laboratory and expected operational results.

Table 1.1         Key gold extraction results for 10-m columns

		Met Type as	Gold Extraction
	Met Type	Percentage of	Laboratory	Field
Met Type	Description	Reserve	(%)	(%)
1	Fresh Intrusive	63	79.4	75.4
2	Oxide Porphyry	20	82.2	78.2
3	Fresh porphyry	9	82.5	78.5
4	Sediments	8	72.5	68.5
Weighted average			79.7	75.7

Optimization of the process design has confirmed the benefit of the use of a high-pressure-grinding-roll (HPGR), the inclusion of cyanide cure of ore, and copper removal/cyanide recovery with a SART plant. Results indicate that these components allow for improved gold leaching kinetics and effective extraction of copper from the pregnant solution.

Ore will be crushed at a nominal rate of 18,750 tpd using a three-stage crushing system including a HPGR in the tertiary stage. A final crush size of P80 6.0 mm is projected. The crushed product will be agglomerated and cured with a cyanide solution and then conveyed to the leach pad. A mobile conveying and stacking system will be used to stack ore in 10-m-high lifts. The life-of-mine (LOM) leach pad area is projected at 105 ha with a maximum height of 110 m. Leaching will be carried out in two stages with a first stage of 30 days and a second stage of 60 days.

The gold pregnant solution will be pumped at a rate of 400 m3/hr to a SART plant, where copper in solution will be precipitated to maintain copper levels below 400 ppm in the solution. The Project contemplates an expansion of the pregnant solution flow rate from 400 m3/hr to 600 m3/hr in year four with the objective of reducing gold ounce inventory in the heap at the end of mining.

Following the SART plant, the pregnant solution will go to an adsorption, desorption, recovery (ADR) plant and then to electrowinning and refining where gold will be poured in doré bars. LOM recovery is estimated at 75%.

It is the opinion of the QP that the Lindero samples tested represent the orebody with respect to grade and metallurgical response. The differences between metallurgical lithologies are minimal with regard to extraction. Cyanide consumptions are higher with the more oxidized Met 2 samples as would be expected. Minimal metallurgical differences were expected after review of the historical work.

Physical differences appear to have greater impact on the processing of the Lindero met types. Of significant importance is the ability of the agglomerated ore to support the planned heap height.

No significant deleterious materials such as mercury or clays were noted in the samples tested.

A high level of metallurgical and process risk mitigation is incorporated in the process design with HPGR crushing, agglomeration and the SART plant. With these installations any expected short-term variation in ore composition (i.e. elevated soluble copper content) or physical properties (i.e. elevated gypsum levels or increased ore hardness at depth) can be accommodated in the normal course of operations.

Mineral Resources and Mineral Reserves

Mineral Resources have only been estimated for the Lindero Deposit.

Mineral Resource estimation of the Lindero Deposit involved the use of drill hole and channel sample data in conjunction with surface mapping to construct three-dimensional (3-D) wireframes to define individual lithologic structures and oxide–mixed–sulfide horizons. Drill hole samples were selected inside these wireframes, coded, composited and grade top cuts applied if applicable. Boundaries were treated as either soft, firm or hard with statistical and geostatistical analysis conducted on composites identified in individual lithologic units. Gold and copper grades were estimated into a geological block model consisting of 10 m x 10 m x 4 m selective mining units (SMUs). Grades were estimated using dynamic anisotropy by ordinary kriging (OK) and constrained within an ultimate pit shell based on estimated metal prices, costs, geotechnical constraints, and metallurgical recoveries to fulfill the expectation of reasonable prospects of eventual economic extraction. Estimated grades were validated globally, locally, and visually prior to tabulation of the Mineral Resources.

Mineral Reserves are exclusive of Mineral Resources and Mineral Reserve estimates have considered only Measured and Indicated Mineral Resources as only these categories can be considered Mineral Reserves (CIM, 2014). Subject to the application of modifying factors, Measured Resources may become Proven Reserves and Indicated Resources may become Probable Reserves.

Mineral Reserves and Mineral Resources exclusive of Mineral Reserves as of September 9, 2017 are reported in Table 1.2 and Table 1.3 respectively:

Table 1.2       Mineral Reserves as of September 9, 2017

				Contained Metal
Classification	Tonnes (000)	Au (g/t)	Cu (%)	Au (koz)
Proven	26,009	0.74	0.11	618
Probable	62,263	0.57	0.11	1,131
Proven + Probable	88,272	0.62	0.11	1,749

Table 1.3       Mineral Resources as of September 9, 2017

				Contained Metal
Classification	Tonnes (000)	Au (g/t)	Cu (%)	Au (koz)
Measured	610	0.24	0.06	5
Indicated	11,897	0.24	0.07	92
Measured + Indicated	12,507	0.24	0.07	97
Inferred	5,700	0.36	0.10	65

Notes:

●	Mineral Reserves and Mineral Resources are as defined by CIM Definition Standards on Mineral Resources and Mineral Reserves

●	Mineral Resources are exclusive of Mineral Reserves

●	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability

●	There are no known legal, political, environmental, or other risks that could materially affect the potential development of the Mineral Resources or Mineral Reserves at Lindero

●	Mineral Resources and Mineral Reserves are estimated and reported as of September 9, 2017

●	Eric Chapman, P.Geo. (APEGBC #36328) is the Qualified Person for resources and Edwin Gutierrez (SME Registered Member #4119110RM) is the Qualified Person for reserves, both being current or former employees of Fortuna Silver Mines Inc.

●	Mineral Reserves for Lindero are reported based on open pit mining within designed pit shells based on variable gold cut-off grades and gold recoveries by metallurgical type. Met type 1 cut-off 0.27 g/t Au, recovery 75.4%; Met type 2 cut-off 0.26 g/t Au, recovery 78.2%; Met type 3 cut-off 0.26 g/t Au, recovery 78.5%; and Met type 4 cut-off 0.30 g/t Au, recovery 68.5%. The cut-off grades and pit designs are considered appropriate for long-term gold prices of US$ 1,250/oz. Assumptions used in the pit design are the same as those for the resources

●	Lindero Mineral Resources are reported within a conceptual pit shell above a 0.2 g/t Au cut-off grade using a long-term gold price of US$ 1,250/oz, mining costs at US$ 1.67 per tonne of material, with total processing and process G&A costs of $7.84 per tonne of mineralized material and an average process recovery of 75%. The refinery costs net of pay factor were estimated to be US$ 6.90 per ounce gold. Slope angles are based on 3 sectors (39°, 42°, and 47°) consistent with geotechnical consultant recommendations

●	Totals may not add due to rounding

Mineral Reserves are estimated at 88.3 Mt as of September 9, 2017 which is sufficient for a thirteen-year LOM considering 350 days in the year for production and a capacity rate of 18,750 tpd. Expectation based on an optimized production schedule is for an annual average production of 129,000 troy ounces of gold.

Proven and Probable Mineral Reserves are estimated to contain 1.75 Moz gold, reflecting a 12 % decrease in contained gold ounces relative to the October, 2015 Mineral Reserve estimate. Variations are the result of:

●	A smaller ultimate pit shell based on updated metal prices, mining costs, and metallurgical recoveries resulting in a decrease in the Measured and Indicated Mineral Resources

●	2016 drilling which upgraded 12 Mt to Indicated Mineral Resources with a loss of that amount of Inferred Mineral Resources

●	Adjustments to the geological interpretation and estimation methodology

Mining methods

Lindero will be an owner-operated conventional open pit mining operation with a nominal rate of 18,750 tpd of ore and a life of pit operations of 13 years using existing reserves. The ratio of waste to ore over the LOM is 1.2 to 1. The key mining fleet equipment will be initially composed of six 91 tonne (100-ton) trucks and two 17 cubic yard wheel loaders.

In the initial two years, the operation will benefit from mining the higher-grade, outcropping portion of the deposit, with an average head grade of 0.90 g/t Au, and a low strip ratio of 0.77 to 1. For the initial four years, the average head grade is projected at 0.77 g/t Au, and a strip ratio of 1 to 1.

Mining costs benefit from short haul distances from the pit to the primary crusher and waste dumps. Maximum distances are in the range of 2 km. The LOM direct mining cost is estimated at US$ 1.1 per tonne moved.

The QP is of the opinion that:

●	The mining method being used is appropriate for the deposit being mined

●	The open pit, heap leach pad, stockpiles, waste dump designs, and equipment fleet selection are appropriate to reach production targets

●	The mine plan is based on successful mining philosophy and planning, and presents low risk

●	Inferred Mineral Resources are not included in the mine plan and are considered as waste

●	The mobile equipment fleet presented is based on simulations and bench marks to similar operations achieving similar production targets

●	All mine infrastructure and supporting facilities meet the needs of the current mine plan and production rate

●	Major planned maintenance of the main equipment, such as loaders and trucks, have been covered in sustaining capital by purchasing additional equipment that can replace any possible lost production hours and not impact production targets

●	The ancillary equipment appears to be undersized, especially dozers, but this would be covered by renting additional equipment as necessary

Recovery methods

Most of the major process concepts presented in the 2016 Technical Report such as: high pressure grind roll (HPGR)-crushing, cyanide heap leaching and carbon adsorption recovery, remain unchanged for the updated 2017 Lindero Technical Report. Additional physical and metallurgical understanding, developed by the testwork conducted by the Company in 2016 and 2017, resulted in modifications in the approach to these major process concepts for the Lindero Project as follows.

●	A concentrated cyanide cure was added to shorten the leach cycle and increase extraction

●	Agglomeration with cement was added to support a 110-m-high heap with the HPGR-crushed ore

●	Conveyor stacking was included from startup

●	Two-stage leaching was included to increase preg grades and reduce overall flowrate to the ADR plant

●	A SART plant was included to control the copper in solution

●	Leach solution flow will be increased 150 % in Year 4 to reduce in-heap gold inventory

Unit operations for the Lindero process were selected based on the physical and metallurgical needs of the Lindero ore to achieve maximum extraction of gold. No novel or untried technology will be employed in the process.

Project infrastructure

The QP is confident that all mine and process infrastructure and supporting facilities have been included in the general layout to ensure that they meet the needs of the mine plan and production rate and notes that:

●	The Project will have good year-round access with significant road improvements planned for stretches of road between Tolar Grande and the Fortuna camp

●	The Project site infrastructure has a compact layout footprint of approximately 60 ha

●	Power will be generated on-site by a contractor through an 8 MW capacity diesel oil plant

●	Electrical power will be generated on site under a contract power supply arrangement with a local company who specializes in such services

●	Total water requirements are 97.7 m3/hr and will be primarily sourced from two existing wells located 13km southeast of the Project site, along with an additional well to be drilled as part of construction activities

●	Most of the process buildings for the Lindero Project have been primarily designed as steel frame buildings with modular thermo-acoustic panels; in general, these are pre-engineered and pre-fabricated steel buildings which include all structural members, exterior doors and windows, roofs, insulation, interior and exterior wall panels and all connectors required to erect and assemble the buildings on-site

●	A permanent accommodation camp for 320 beds will be built for the LOM operation. For the construction period, temporary accommodations will be implemented to accommodate the peak of construction manpower estimated at 600 people

Market studies and contracts

No market studies are currently relevant as the Lindero Project will produce a readily-saleable commodity in the form of doré.

As of the effective date of the Lindero Technical Report, Fortuna has not entered into any material contracts required for the development of the Lindero Project including mining, concentrating, smelting, refining, transportation, handling, sales and hedging, and forward sales contracts or arrangements.

The gold price used for the base case cash flow analysis is $1,250/oz. Sensitivities with variable price projections have also been considered. The Lindero Project, like most gold projects, is highly sensitive to changes in the gold price.

The Lindero mine product will be doré bars containing an estimated gold content averaging 84 % for the Project life. Overall gold extraction in respect to ore placed on the heap leach is estimated to be approximately 75%.

The QP has reviewed the information provided by Fortuna on marketing, contracts, metal price projections and exchange rate forecasts and notes that the information provided is consistent with the source documents used, and that the information is consistent with what is publicly available regarding industry norms. The information can be used in mine planning and economic analyses for the Lindero Project in the context of the Lindero Technical Report.

Environmental studies and permitting

In November 2010, Mansfield submitted an Environmental Impact Assessment (EIA) for the Lindero Project, and in November 2011 received approval through the issue of the Declaración de Impacto Ambiental (DIA). Approval of the EIA represents formal approval for mine construction, allowing excavation to proceed. Environmental law requires that the EIA be updated biannually with the current report submitted in December 2015 and an updated report planned for submission in March 2018.

Mansfield received a mine permit to build a heap-leach gold mine at up to 30,000 tpd as detailed in the Pre-Feasibility Study (AMEC, 2010b).

The Salta Provincial authorities have approved the building and electrical permits that Mansfield requires to commence construction at Lindero. Electrical, structural, building and seismic plans have been reviewed and approved by COPAIPA (Dec 2013), the professional engineering institution that overlooks all construction in Salta Province. Mansfield is planning to submit additional information to COPAIPA in 2017 to obtain the permits for construction of the agglomeration and SART plants that have been added to the process design. Mansfield does not foresee any issues in obtaining the necessary permits to complete construction and commence operation at Lindero.

In addition, a formal public declaration of support for the Lindero development has been issued by the provincial government, recognizing Lindero as the priority development project for the Salta Province.

Environmental risks during the closure stage will be reduced by remediation and monitoring work. At the closure stage, soil will be contoured by heavy machinery to minimize the long-term impact of mining activity, and return the topology of the land to resemble prior conditions. However, the movement of soil, and thus the risk, will be significantly less than in the mining operations stage.

One social-environmental risk will be the completion of contracts of employment directly, or indirectly, through contractors, and the surrounding communities. It will be imperative to implement measures to mitigate this impact during the whole period of mine operation.

A significant environmental risk will also be present during the closure of facilities, which will cause significant production of non-hazardous industrial waste and hazardous products from the movement of heavy machinery. It will be essential to establish clear environmental policies with the contractors during this process.

It is the opinion of the QPs that the appropriate environmental, social and community impact studies have been conducted to date at Lindero. Mansfield has maintained all necessary environmental permits that are the prerequisites for the granting of construction permits that will need to be obtained upon completion of detailed engineering designs for the Project infrastructure.

Capital and operating costs

Capital and operating costs for the Lindero Project were estimated by Fortuna with the assistance of Elbow Creek, Allard Engineering Services, and Saxum Engineered Solutions (Saxum), a local engineering firm. These costs are based on the design outlined in the Lindero Technical Report, and are considered to have an accuracy of +/-15%. All costs are in second and third quarter 2017 US dollars (US$). No escalation factors have been applied to any costs, present or future capital. The total mine capital cost is estimated to be US$ 282 million.

Expansion (future) capital for the Project includes the Phase 2 leach pad construction in Year 3, and expansion of the ADR plant and solutions handling in the leach pad area in Year 3. The total future capital is estimated at US$ 113 million.

Closure and reclamation costs are estimated at US$ 35 million, incurred in Year 13 through Year 17.

The total LOM operating cost for the Lindero Project is US$ 10.32 per tonne of ore processed.

Costs were estimated primarily by Fortuna for mine pre-production and mine equipment costs. Saxum provided cost estimates for major and secondary equipment, buildings, infrastructure and major contracts. All equipment and material requirements are based on the design information described in the Lindero Technical Report. Capital cost estimates have been made primarily using budgetary supplier quotes for all major and most minor equipment items, and major construction contract unit rates. Where supplier quotes were not available for minor items, a reasonable cost estimate was made based on supplier quotes in Saxum’s project files. All capital cost estimates are based on the purchase of equipment quoted new from the manufacturer, or estimated to be fabricated new.

Economic analysis

The results of the economic analysis discussed in the Lindero Technical Report represent forward-looking information as defined under Canadian securities law. The results depend on inputs that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those presented here. Such uncertainties and factors include, among others, changes in general economic conditions and financial markets; changes in prices for gold and other metals; technological and operational hazards during the development of the project; risks inherent in mineral exploration; uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries; the timing and availability of financing; governmental and other approvals; political unrest or instability; labor relations issues; as well as those factors discussed under “Risk Factors” in Fortuna’s Annual Information Form for fiscal 2016. Although Fortuna has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in the Lindero Technical Report, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

The Lindero Project economics were evaluated using a discounted cash flow (DCF) method, which estimates the net present value (NPV) of future cash flow streams. The final economic model was developed by Fortuna using the following assumptions:

●	Period of analysis of 16 years (includes one year of pre-production and investment), 13 years of production, and two years for closure and reclamation

●	Gold price of US$ 1,250/oz

●	Processing rate of 18,750 tpd ore

●	Metallurgical recovery of 75%

●	Initial capital and operating costs as developed in Section 16.5 and 21 of the Lindero Technical Report

●	Closure capital costs as outlined in Section 20 of the Lindero Technical Report

The Lindero Project shows an NPV of US$ 130 million after tax using a discount rate of 5%, with an internal rate of return (IRR) of 18%, and a payback period of 3.6 years, based on the LOM production plan, assumed metal prices, and integrated leaching treatment of gold and copper.

NPV and IRR display the greatest sensitivity to gold metal prices and metallurgical recoveries according to the sensitivity analysis.

The QP considers the financial model to be a reasonable estimate of the economic situation at Lindero and based on the assumptions in the Lindero Technical Report, the Lindero Project shows a positive DCF over the LOM and supports the Mineral Reserve estimate. The mine plan is achievable under the set of assumptions and parameters presented.

Other Relevant Data and Information

Goldrock commissioned Vector Argentina SA (Ausenco; 2009a, b) and Conhidro (2013) to conduct a hydrologic study of the Project area, during the detailing of the environment base line map and EIA study. As part of the study, the Rio Grande hydrologic basin was defined through the evaluation of various field parameters and review of satellite images. The basin was determined to be 1,687 km2 in size. Exploration for groundwater resources was undertaken, and successfully identified possible sources.

A number of geotechnical studies were performed at the Lindero Project and reviewed by CNI. Those studies form the basis for the pit slope estimates used in the mining model. Included in the studies were geotechnical surveys for heap leach and waste dumps. These studies are considered by the Lindero Technical Report to be consistent with industry practices and adequate to support mine design.

Conclusions, Risks, and Opportunities

The Lindero Technical Report represents the most accurate interpretation of the Mineral Reserve and Mineral Resource available as of the effective date of the Lindero Technical Report. The conversion of Mineral Resources to Mineral Reserves was undertaken using industry-recognized methods, and estimated operational costs, capital costs, and plant performance data. Thus, it is considered to be representative of future operational conditions. The Lindero Technical Report has been prepared with the latest information regarding environmental and closure cost requirements.

A number of opportunities and risks were identified by the QPs during the evaluation of the Lindero Project.

Opportunities include:

●	Once mining commences there is an opportunity to collect additional geotechnical data from the open pit that could support an increase in final pit slope angles, potentially decreasing stripping ratios and/or increasing Mineral Reserves.

●	The Arizaro porphyry system is not included in the current mine plan. However, it represents upside opportunity for the Project if a satellite operation can be developed on the deposit.

●	Infill drilling could support the conversion of Inferred Resources to Measured or Indicated Resources and, with the appropriate studies, to Mineral Reserves. This represents additional upside potential for the planned operation.

●	The Lindero porphyry gold system remains open at depth below the pit shell constrained reported reserves and resources. An area of interest has been identified by Fortuna during the drilling campaign carried out in 2016 with drill hole LDH-126 encountering 0.97 g/t Au over a 38 m interval (refer to discussion in Section 10). This is supported by historical drilling from 2007 including drill hole LDH-86 averaging 1.06 g/t Au over a 52 m interval which bottomed in mineralization. These intercepts warrant follow-up drill testing.

●	There are a number of local exploration targets within the concession boundary, that with further work, represent upside opportunity to identify mineralization that can potentially add to the resource base.

●	If historical samples are assayed for cyanide-soluble copper, there is an opportunity to construct a metallurgical model and incorporate this into the scheduling and process design. This would support optimization of blending strategies and better understanding of recoverable copper as a by-product from the SART plant. Improved copper recoveries could have a minor positive impact on the mine economics.

●	Performance of the equipment can be tracked with the implementation of a fleet management system to record the main key performance indicators (KPI’s) which will provide an opportunity to improve utilization and time loss productivity.

●	Once mining commences there is an opportunity to conduct additional blasting fragmentation analysis so as to improve mining productivity and optimize mining costs.

Risks include:

●	Local behavior of cyanide-soluble copper is not fully understood, and cannot be modeled due to a lack of assays from historical core. Levels of soluble copper could be higher than anticipated in certain areas of the deposit requiring adjustments to mine plans and schedules to reduce the impact in the plant. The introduction of a SART plant has greatly reduced the potential impact of soluble copper at the Project.

●	Delaying the acquisition of fleet equipment could cause delays in the execution of certain activities. It is therefore imperative that a clear schedule of lead times is established, and equipment purchased in a timely manner to ensure on time delivery.

●	Fortuna calculates that two loaders are needed from Year 3 onwards, but simulations indicate that three may be required in Year 2. Once mining commences and data on loader productivity is collected, a new fleet simulation should be performed to confirm if a third loader is required in Year 2 and if so how this will affect sustaining capital expenditure.

●	There is a risk that two dozing machines in the original capital estimate are insufficient. Fortuna plans to mitigate this risk by renting additional ancillary equipment as required.

●	There is a risk that haul truck tire life of 8,500 hours is higher than can be achieved at the operation, which could lead to marginally higher operating costs than anticipated.

Recommendations

Recommendations for the next phase of work have been broken into those related to ongoing exploration activities and those related to additional technical studies. Recommended work programs are independent of each other and can be conducted concurrently unless otherwise stated and include:

●	Continued work at Arizaro that focuses on the controls of lithology, structure, and alteration on mineralization so as to determine the suitability of material as a potential feed for the Lindero plant and to support the estimation of Mineral Resources. It is recommended that a 2,000-m reverse circulation (RC) drill program (approximately 100 holes at a 75 m spacing) is conducted at a cost of approximately US$ 500,000.

●	An infill drill program involving the drilling of approximately 3,000-m of RC drill holes is recommended to improve the geological understanding of material planned for extraction in Years 1 and 2 of the mine. The cost of such a program is estimated at approximately US$ 750,000.

●	Exploration work to date on the Lindero concession has been focused on outcropping porphyry mineralization. It is recommended that the Company evaluate the property for mineralization beyond the two known porphyry systems at Lindero and Arizaro. For example, alteration zones and silica structures located within the concession, 2.5 km due south of the Lindero Project site, remain open for evaluation. Exploration work would primarily involve mapping and carry no additional cost to the Lindero Project.

●	It is recommended that a drill hole spacing study be conducted to establish the density of sampling that is required to reduce the grade variability to acceptable levels for specified extraction time frames in respect to infill and blast control drilling. This will be used to support the estimated meters of infill drilling. The study can be conducted either inhouse (at no cost) or by external consultants, at an estimated cost of US$ 25,000.

●	Additional analysis is recommended into the mine operating and ore control process, in particular, the usage of optimum dig lines for open pit grade control, with the objective of minimizing ore loss and maximizing profit. The cost of licenses and implementing such software is estimated at US$ 276,000.

●	A fleet management system should be considered for KPI purposes, which will provide an opportunity to improve utilization and time loss productivity. The cost of licenses and implementing such software is estimated at US$ 1.5 million.

●	The cement in each lift on the heap will cure for several months before another lift is placed. It may be several years before any block of agglomerated ore receives 110 m of loading. It is recommended that a long-term stacking test be conducted to see if ageing will improve the ability of the ore to support the 110 m height with less cement. The estimated cost of the testwork is US$ 20,000.

●	The high static holdup (adsorbed moisture) in the heap makes the secondary leach at 6 l/hr/m2 inefficient when the heap height increases. There is a possibility that a surface tension modifier may reduce the amount of adsorbed moisture in the heap reducing the inventory. The estimated cost of the testwork is US$ 20,000.

[End of Extract of Summary from Lindero Technical Report]

See “Three Year History and Recent Developments - Mineral Reserve and Mineral Resource Estimates” herein for further information regarding the Lindero Mine.

Yaramoko Mine, Burkina Faso

The following is the Summary from the technical report (the “Yaramoko Technical Report”) entitled “Technical Report for the Yaramoko Mine, Burkina Faso”, with an effective date of December 31, 2021 prepared by Paul Criddle, FAUSIMM, Paul Weedon, MAIG, Matthew Cobb, MAIG, and Craig Richards, P.Eng. This Summary is subject to certain assumptions, qualifications and procedures described in the Yaramoko Technical Report and is qualified in its entirety by the full text of the Yaramoko Technical Report which is available for viewing on SEDAR at www.sedar.com and is incorporated by reference in this AIF, and is also filed with the SEC on EDGAR (available at www.sec.gov). Defined terms and abbreviations used herein and not otherwise defined shall have the meanings ascribed to such terms in the Yaramoko Technical Report.

Introduction

The Yaramoko gold mine (Yaramoko Gold Mine or Yaramoko) is an underground mining operation that commenced production in 2016.

Recent exploration drilling and a review of mine engineering designs in 2020 and 2021 supports the development of an open pit mine at the completion of the 55 Zone underground mine which includes the mining of near surface mineralization remaining in the crown pillar and remnant mineralization from earlier underground mining. Open pit mining would only commence at the conclusion of underground mining due to the need to remove certain key surface infrastructure associated with the underground mine.

This updated technical report (Technical Report or Report) discloses the methodology for estimating the Mineral Resources and Mineral Reserves reported as of December 31, 2021 and summarizes the scientific and technical information that supports the current underground mine and proposed open pit operation. It presents the assumptions and designs at a level of accuracy that is required to demonstrate the economic viability of the Mineral Resources defined for the underground and open pit mining of the Yaramoko Gold Mine. The opinions contained herein and effective as of December 31, 2021, are based on information collected by the company throughout the course of its investigations. The Report will also be used to support the Annual Information Form (“AIF”) for the fiscal year ended December 31, 2021.

Property Description and Ownership

The Yaramoko Gold Mine is located approximately 200 kilometers (km) southwest of Ouagadougou in the Balé Province in western Burkina Faso. The centroid of the 55 Zone gold deposit in the Yaramoko gold mine (Yaramoko or the Yaramoko Gold Mine) is located at 3 degrees and 16 minutes longitude west (3.28 degrees west) and 11 degrees and 45 minutes latitude north (11.75 degrees north).

The QV1 Zone which is the main deposit of the Bagassi South project, is geologically similar to the 55 Zone and is located about 1.8 km south of the 55 Zone.

The Yaramoko Gold Mine is operated by Roxgold Sanu S.A. (Roxgold Sanu), a company incorporated, registered and subsisting in accordance with the laws of Burkina Faso and which is a 90 percent directly owned subsidiary of Roxgold Inc. (Roxgold) with the remaining 10 percent interest held by the State of Burkina Faso. Roxgold was a Canadian public company listed on the Toronto Stock Exchange until July 2, 2021, when Fortuna Silver Mines Inc. (Fortuna or the Company) acquired all of the issued and outstanding shares of Roxgold resulting in Roxgold becoming a wholly-owned subsidiary of Fortuna. Fortuna is a Canadian public company with its shares listed on the Toronto Stock Exchange under the symbol FVI and on the New York Stock Exchange under the symbol FSM.

The Government of Burkina Faso receives a 3 percent royalty on the revenues from mineral production if the gold price is lower than $1,000 per ounce, 4 percent if the gold price is between $1,000 and $1,300 per ounce and 5 percent if the gold price is higher than $1,300 per ounce. The Government also collects various taxes and duties on the imports of fuels, supplies, equipment and outside services, as specified by the Burkina Faso Mining Code.

Roxgold Sanu was awarded a Permis d’exploitation industrielle, the Burkina Faso equivalent of a Mining Permit, through Decree 2015-074 PRES-TRANS/PM/MME/MEF/ MERH for Yaramoko on January 30, 2015. This was followed by the approval of the National Mines Commission meeting held on May 24, 2015.

An extension to the Mining Permit to incorporate the Bagassi South Zone Bagassi South project into the Mining Permit was awarded through Decree 2018-0656/PRES/PM/MMC/MINEFID/MEEVCC for Yaramoko dated July 30, 2018. This extension (Bagassi South Zone) adds 7.2 square kilometers (km2) to the permit, for a total of 22.9 km2. The extension decree only defines the geographic scope of the original mining license which thus stays under the Mining Code which granted it (2003 in this case), and the dates of grant or renewal remain unchanged.

The Yaramoko Gold Mine area has been explored since 1974. Ownership of the property has changed twice; the Yaramoko Exploration Permit was initially granted to Riverstone Resources Inc. (Riverstone) in 2006 and was transferred to Roxgold in September 2012. On July 2, 2021 Fortuna completed the acquisition of Roxgold.

History

Between 1974 and 1995, le Programme des Nations Unies pour le Développement (PNUD) and the Bureau des Mines et de la Géologie du Burkina (BUMIGEB) conducted intermittent exploration work in and around the current permit area, with significant results reported by Willemyns of PNUD in 1982 (as cited in Riverstone, 2008) from two quartz vein core samples collected in the area of Bagassi East that returned 2.9 grams of gold per tonne (g/t Au) over a core length interval of 1.45 meters (m), and 6.36 g/t Au over a core length interval of 0.30 m.

In 1995, Placer Outokumpu Exploration Limited conducted soil sampling in the area of Bagassi-Yaramoko on behalf of Supply Services and Burkina. The sampling returned a small number of isolated values greater than 100 parts per billion (ppb) gold. A single sample returned a value of 760 ppb gold and was reported to have been collected in an area underlain by Tarkwaian sedimentary rocks (Riverstone, 2008).

In 1996, S.à.r.l. Shield Resources of Burkina Faso conducted exploration work in the Bagassi area with a few anomalous points returned; however, no follow-up work was conducted (Riverstone, 2008).

Other than small scale orpaillage (artisanal mining) conducted on a few areas of the property there has not been any known production from the Yaramoko Gold Mine prior to the start of operations in 2016 by Roxgold. Gold production since 2016 to the end of December 2021 is 0.73 million ounces (Moz).

Accessibility, Climate, Local Resources, Infrastructure, and Physiography

The closest major town to the Yaramoko Gold Mine is Boromo, located 50 km away. It is serviced by the national power grid and it hosts a hospital and additional suppliers. However, major purchases and procurements come from Ouagadougou. It can be reached via the highway system by traveling west from Ouagadougou on paved highway for approximately 200 km, or alternatively traveling east from Bobo-Dioulasso for approximately 150 km to the village of Ouahabou, and then north-northwest by laterite road for approximately 20 km to the village of Bagassi.

Roxgold’s Sabarya camp is a purpose built 306-person accommodation camp built in 2015 with associated recreational and messing facilities. Adjacent to the accommodation camp are the exploration offices and associated secure area for logging and processing drill core and for storing exploration equipment. The milling complex, administrative and mining contractor offices, warehouses and associated maintenance and back-up power facilities, are accessed by a 1 km laterite road constructed by Roxgold. The 55 Zone mine portal is also located in this complex while the Bagassi South mine portal is located 1.8 km to the south.

The closest village is Bagassi which has a population of approximately 3,000 people. Agriculture is the main industry in the region with production of millet, groundnut, and cotton.

The climate is semi-arid with a rainy season from April to October and a warm dry season from November to February and hot from March to June. Temperatures range from a low of about 15 degrees Celsius (°C) in December to highs of about 45 °C in March and April. Annual total rainfall in the area averages 800 millimeters (mm).

Geology and Mineralization

The north-northeast-trending Boni shear zone divides the Yaramoko Gold Mine between the predominantly Houndé volcanic and volcaniclastic rock to the west and the Diébougou granitoid domain composed predominantly of granitic rock with minor volcanic rock to the east. The main lithological units are mafic volcanic rocks, felsic intrusions, and late dolerite dikes. This region is considered prospective for orogenic gold deposits, which typically exhibit a strong relationship with regional arrays of major shear zones.

The largest granitic intrusion found on the Yaramoko concession is host to both the 55 Zone and Bagassi South gold deposits. Both deposits are set on the eastern margin of the intrusive in the footwall of the Yaramoko shear along conjugate dextral faults located in extensional position to the regional shear zone. The bulk of the gold mineralization occurs in dilatational segments of the shear zones where quartz veins are thicker and exhibit greater continuity.

The Bagassi South deposit is located 1.8 km south of 55 Zone and the surface definition of the veins can be traced over a strike length of some 800 m and dips to the northeast. Gold typically occurs as coarse free grain in quartz and is associated with pyrite.

Exploration Drilling and Sampling

Riverstone started exploration work on the Yaramoko property in 2005 before Roxgold became involved in late 2010. The exploration programs comprised soil and rock sampling, airborne and ground geophysics, rotary air blast, auger, reverse circulation, and core drilling.

Rotary air blast drilling was used to follow up soil anomalies in 2011 and 2012 (1,887 rotary air blast boreholes) while auger drilling was used for collecting soil samples under the transported cover in 2012 and 2013 (2,669 auger boreholes totaling 13,480 m). Rotary air blast and reverse circulation drilling was then used to trace gold in soil anomalies to bedrock, positive results from reverse circulation drilling were followed with core drilling to confirm the geological setting of each target. This method successfully identified the 55 Zone, and thereafter other gold mineralized zones on the property including Bagassi South.

From 2015 to 2021, Roxgold drilled a total of 417 core holes (77,964 m) from surface and underground at Bagassi South on the QV1 and QV’ structures to infill and extend mineralization up and down dip, with increasing focus on resource conversion and infill. In 2020-21 a final stage of extension drilling was completed.

A deep drilling program from surface was carried out at the 55 Zone during 2018-2019, following on from an earlier 2017 surface drilling program. This program was designed to infill mineralization previously intersected during the 2017 surface drilling campaigns between 700 m and 1,000 m below surface. A second phase of this program in 2019 saw additional drilling from surface testing further down-plunge extensions to approximately 1,300 m below surface. In 2020 and 2021, additional diamond drilling from dedicated underground platforms was carried out at the 55 Zone, focusing on infilling and mineral resource conversion, and testing for strike and down-plunge extensions. A total of 127 diamond drill holes for 72,503 m was drilled during the 2018-2021 campaigns.

Core drilling from surface typically utilized HQ sized core (63.5 mm diameter) from the top of the borehole to the point where the rock showed no signs of oxidation; typically, 20 to 30  m in depth. At that point, the core size was reduced to NQ (47.6 mm diameter). Down-hole deviation was monitored using a Reflex Instruments device at 15, 25, and 50 m intervals, and then approximately every 50 m thereafter. Core drilling from underground stations utilized NQ core. Core recoveries are high, averaging 99 percent, reflecting the competent nature of the host lithologies.

Surface drill collar surveys were carried out using a site based Differential Global Positioning System (DGPS) which has been calibrated with the regional geodesic system. Underground drill collar surveys were carried out using a total station operated and managed by the mining contractor surveyors, African Underground Mining Services (AUMS).

Downhole surveys generally used Reflex cameras, either single-shot or multi-shot provided by the drilling contractor and calibrated prior to use on site.

Core boreholes considered for mineral resource modelling in the 55 Zone were drilled on centers of 12.5 m to a vertical depth of 75 m, 25 to 30 m centers from 75 to 400 m vertical depth, 25 to 50 m centers from 400 to 800 m vertical depth, and wider spacings at deeper depths. At Bagassi South, the QV1 structure was drilled to approximately 30 to 35 m centers.

Standardized sampling protocols were used for core sampling by Riverstone in 2011 and by Roxgold between 2011 and 2021. Sample preparation and analyses were conducted by Activation Laboratories Ltd. (Actlabs), ALS Chemex (ALS), BIGS Global S.A.R.L. (BIGS), and SGS Laboratories (SGS) located in Ouagadougou, as well as by SGS in Tarkwa and TSL Laboratories (TSL) in Saskatoon. Seventy one percent of the core samples informing the mineral resource (49,675 out of 69,548 samples) were prepared and assayed by Actlabs in Ouagadougou at 55 Zone, and ninety two percent of the core samples informing the mineral resource (23,368 out of 25,419 samples) were prepared and assayed by Actlabs in Ouagadougou for Bagassi South.

Actlabs, ALS, BIGS, SGS, and TSL are commercial laboratories independent of Roxgold and Riverstone. Actlabs is not accredited to ISO/IEC 17025, but received ISO 9001:2008 certification for its quality management system in April 2013. The ALS Ouagadougou laboratory is also not accredited under recognized accreditation; however, it is part of the ALS Group of laboratories that operates under a global quality management system accredited to ISO 9001:2008 and participates in international proficiency testing programs such as those managed by Geostats Pty Ltd. The SGS Ouagadougou, Yaramoko and Tarkwa laboratories are not accredited under recognized accreditation, but are part of the SGS Group of laboratories that operates under a global quality management system accredited to ISO 9001:2008 and participates in international proficiency testing programs such as those managed by Geostats Pty Ltd. TSL has received ISO/IEC 17025:2005 certification by the Standards Council of Canada for numerous specific test procedures, including the method used to assay samples submitted by Roxgold.

Sampling of core was performed by Roxgold personnel. From the drill site, core was transported by truck to a secure logging facility at the Roxgold field office where it was photographed and logged by a geologist. Selective sampling was employed where, at the discretion of the geologist, samples were collected from visible alteration or vein zones outside of the expected intercepts. All core was sampled 100 m above and below the 55 Zone in boreholes drilled prior to 2014, and thereafter were generally sampled starting from approximately 20 m above the main mineralized zone.

Waste intervals were sampled at 2.0 m intervals, except where a significant geological change occurred and/or in mineralized zones where the sampling intervals averaged between 1.0 m to 1.5 m. The core was then cut in half lengthwise using an electrical rock saw. Half of the sample was placed inside a labelled plastic sample bag. The remaining half was returned to the core box for archiving. Samples were then inserted into woven polypropylene bags prior to being transported by truck to the preparation and assay laboratory.

Roxgold implemented logging onto Maxwell LogChief data capture software in 2019, enabling the direct capture and traceability of logging data via dropdown menus and pre-set codes to promote data hygiene. Prior to 2019, all logging was onto pre-set excel spreadsheets before importation into the database. Reviews of the logging data and associated model interpretation are carried out on a regular basis by the site senior geological team and on each site visit by the qualified person (QP).

Assay data are electronically reported from the laboratory in Microsoft Excel and pdf format and imported into the database after validation, along with the corresponding assay certificates.

Samples received at Actlabs in Ouagadougou were first crushed to 90 percent under 2 mm grain size. A 300 gm split was then pulverized to 95 percent, passing 150 mesh (preparation code RX1). For samples marked as mineralized, a 1,000 g split is pulverized (preparation code RX1+1.3). All samples were assayed using a 30 g fire assay procedure with atomic absorption spectroscopy (AAS) finish with a detection limit of 5 ppb gold (procedure code 1A2) prior to 2014. A 50 g fire assay procedure was used subsequently.

All samples grading over 5.0 g/t Au were re-assayed with a gravimetric finish. Selected samples within the mineralized zones were re-assayed using a 1,000 g screen metallic fire assay procedure with gravimetric finish (procedure code 1A4-1000). With this procedure, a representative 500 g or 1,000 g sample spilt is sieved at 100 mesh (150 micrometers) with fire assay performed on the entire +100 mesh fraction and two splits of the 100 mesh fraction. The final assay result is calculated based on the results and the weight of each fraction. A total of 99,683 samples have been analyzed using fire assay at the 55 Zone and Bagassi South Zone, including 1,174 via screen fire assay methods.

Implementation of a quality assurance/quality control (QAQC) program is current industry best practice and involves establishing appropriate procedures and the routine insertion of certified reference material (CRMs), blanks, and duplicates to monitor the sampling, sample preparation and analytical process. Roxgold implemented a full QAQC program to monitor the sampling, sample preparation and analytical process for all drilling campaigns in accordance with its companywide procedures. The program involved the routine insertion of CRMs, blanks, and duplicates. Evaluation of the QAQC data indicates that it is sufficiently accurate and precise to support Mineral Resource estimation.

Data Verification

Prior to March 2019, the database was managed by an external consultancy, Taiga Consultants Ltd. (Taiga) of Calgary, Alberta. Exploration data was recorded digitally to minimize data entry errors. Core logging, surveying, and sampling was monitored by qualified geologists and routinely verified for consistency. Electronic data was captured and managed using an electronic database.

Assay results were delivered by the primary laboratories electronically to Roxgold and Taiga. Analytical data was examined for consistency and completeness prior to being entered into the database. Sampling intervals that did not meet analytical quality control standards were re-assayed where necessary.

In March 2019, Roxgold transitioned to Maxwell Geoservice Datashed SQL database system. The database has been set up with a series of automated import, export and validation processes to minimize potential errors and inconsistencies.

Data verification by the QP was conducted through the inspection of selected drill core to assess the nature of the mineralization and to confirm geological descriptions as well as the inspection of geology and mineralization in underground workings of the Zone 55 and Bagassi South veins in addition to reviews of production data.

A series of plan and cross sections were generated displaying the lithologic and mineralization interpretation by the Roxgold geology and exploration departments and reviewed by the QP, while three-dimensional viewing for data interpretation consistency was carried out on screen.

The QP is of the opinion that the data verification programs performed on the data collected by Roxgold are adequate to support the geological interpretations, the analytical and database quality, and Mineral Resource estimation at the Yaramoko Gold Mine.

Mineral Processing and Metallurgical Testing

In June 2013, Roxgold commissioned SRK Consulting (Canada) Inc. (SRK) to provide certain technical engineering services and to prepare a feasibility study in accordance with the disclosure requirements of Canadian Securities Administrators’ National Instrument 43-101 (NI 43-101) for the gold mineralization contained in the 55 Zone of the Yaramoko Gold Mine. The study was documented in a technical report published on June 4, 2014.

Since 2014, there have been no further metallurgical test campaigns carried out for the 55 Zone deposit.

The testwork conducted on the 55 Zone samples are considered to be representative of the material intended to be processed from the 55 Zone open pit, given it is the extension of the same deposit.

Additional testwork carried out in support of the processing plant expansion and development of the Bagassi South mine was performed in September 2015 at the ALS metallurgy assay laboratory in Perth, Western Australia, Australia under the supervision of Roxgold and demonstrated very similar characteristics.

It is the opinion of the QP that operational experience since 2016 has demonstrated a consistent metallurgical performance with recoveries between 98 to 99.3 percent supporting the historical test work and is representative of the material remaining to be processed in the life of mine plan (LOMP), including material expected to be sourced from the 55 Zone open pit mining operation.

Mineral Resource and Mineral Reserve Estimates

Since 2014, Roxgold has completed numerous near-mine exploration and resource definition drilling campaigns, both from surface and underground and on a near continual basis, to support the extension of the Yaramoko Gold Mine life at the 55 Zone and Bagassi South. In September 2020, Roxgold initiated a near-mine exploration and resource definition drilling campaign and internally prepared an updated resource model for the Yaramoko Gold Mine using drilling information to June 30, 2021. The Mineral Resources reported herein have been estimated using a geostatistical block modelling approach informed from gold assay data collected in core boreholes. This updated resource model formed the basis of the 2021 year-end Mineral Resources and Mineral Reserves of the Yaramoko Gold Mine. The consolidated Mineral Resources (excluding the Mineral Reserves) for the 55 Zone underground and open pit and Bagassi South underground are presented in Table 1.

Table 1: Mineral Resources for the Yaramoko Gold Mine, as of December 31, 2021

Category	Tonnes (000)	Grade Au (g/t)	Contained Gold (000′ oz)
Measured	48	5.83	9
Indicated	456	5.80	85
Measured + Indicated	504	5.80	94
Inferred	247	4.41	35

Notes:

●	Mineral Resources are as defined by the 2014 CIM Definition Standards for Mineral Resources and Mineral Reserves

●	Mineral Resources are exclusive of Mineral Reserves

●	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability

●	Factors that could materially affect the reported Mineral Resources include; changes in metal price and exchange rate assumptions; changes in local interpretations of mineralization; changes to assumed metallurgical recoveries, mining dilution and recovery; and assumptions as to the continued ability to access the site, retain mineral and surface rights titles, maintain environmental and other regulatory permits, and maintain the social license to operate

●	Mineral Resources for the Yaramoko Gold Mine are estimated as of June 30, 2021 for underground and as of February 2, 2021 for open pit, and reported as of December 31, 2021, taking into account production related depletion for the period through December 31, 2021

●	Yaramoko Mineral Resources are reported in situ at a gold grade cut-off grade of 0.5 g/t Au for the 55 Zone open pit and 2.6 g/t Au for underground, based on an assumed gold price of US$1,700/oz and the same costs, metallurgical recovery and constrained within an optimized pit shell. The Yaramoko Gold Mine, through Roxgold Sanu, is subject to a 10% carried interest held by the State of Burkina Faso

●	Dr. Matthew Cobb is the Qualified Person responsible for Mineral Resources, and is an employee of Roxgold (a wholly-owned subsidiary of Fortuna)

●	Totals may not add due to rounding procedures

The 55 Zone Mineral Resource block model was used to estimate underground Mineral Reserves using modifying factors. Mining shapes were designed targeting the Measured and Indicated Mineral Resources only, using an in-situ mining cut-off grade of 3.4 g/t Au and 3.0 g/t Au for 55 Zone and Bagassi South respectively based on a gold price of $1,600 per ounce (oz), an estimated site operating cost of $154 per tonne (t) processed, and a metallurgical gold recovery of 98.0 percent.

The mining shapes follow the mineralization wireframes without attempting to trim off any areas below the cut-off grade. Mining recovery and dilution parameters are based on the selected mining method and geotechnical considerations. External dilution applied to the mining shapes, with grades from wall rock dilution directly extracted from the block model and null grade from backfill. Dilution is defined as waste/ore tonnes.

Development ore dilution of 10 percent was included in the selected development drive profiles and reported physicals are the diluted tonnes and grades. Mining recoveries vary from 85 to 93 percent, dependent on stope location and category.

The 55 Zone open pit mineral reserve was estimated using a marginal cut-off grade of 0.9 g/t Au, with a gold price of US$1,500/oz and a combination of existing relevant operating costs and recoveries, as well as mining contractor rates provided by a reputable and experienced mining contractor operating within the region. Probable Mineral Reserves were estimated from the Indicated Mineral Resource, above a cut-off grade of 0.9 g/t Au, within the ultimate pit design, with 10 percent mining dilution at 0 g/t Au grade, 85 percent mining recovery, existing underground workings and future underground workings within the life of mine plan depleted.

The Mineral Reserves for the Yaramoko Gold Mine are presented in Table 2.

Table 2: Mineral Reserves for the Yaramoko Gold Mine as of December 31, 2021

Category	Tonnes (000)	Grade Au (g/t)	Contained Gold (000’ oz)
Proven	300	3.78	36
Probable	1,826	7.27	427
Proven + Probable	2,126	6.78	464

Notes:

●	Mineral Reserves are as defined by the 2014 CIM Definition Standards for Mineral Resources and Mineral Reserves.

●	Factors that could materially affect the reported Mineral Reserves include: changes in metal price and exchange rate assumptions; changes in local interpretations of mineralization; changes to assumed metallurgical recoveries, mining dilution and recovery; and assumptions as to the continued ability to access the site, retain mineral and surface rights titles, maintain environmental and other regulatory permits, and maintain the social license to operate.

●	Mineral Reserves for the Yaramoko Gold Mine are estimated as of June 30, 2021 for underground and as of February 2, 2021 for open pit, and reported as of December 31, 2021, taking into account production related depletion for the period through December 31, 2021

●	Mineral Reserves for Yaramoko are reported at a cut-off grade of 0.9 g/t Au for the 55 Zone open pit based on an assumed gold price of US$1,500/oz, 3.4 g/t Au for 55 Zone underground and 3.0 g/t Au for Bagassi South underground, based on an assumed gold price of US$1,600/oz, metallurgical recovery rates of 98.0%, surface mining costs of US$3.26/t, G&A costs of US$14.5/t, and processing cost of US$22.85/t, underground mining costs of US$101.9/t, G&A costs of US$24.1/t, and processing cost of US$27.7/t. Underground mining recovery is estimated at 85% and 91% for Bagassi South and 55 Zone stopes respectively and 100% for sill drifts. A mining dilution factor of 10% has been applied for sill drifts, 0.7m and 1.0m dilution skin has been applied for 55 Zone and Bagassi South stopes respectively. Surface Mineral Reserves are reported in situ with modifying factors of 10% mining dilution and 85% mining recovery applied within an optimized pit shell and only Proven and Probable categories reported within the final pit designs. Reported proven reserves includes surface stockpile material.

●	Craig Richards is the Qualified Person responsible for the underground and open pit Mineral Reserves reported for the Yaramoko Gold Mine, being an employee of Fortuna.

●	Totals may not add due to rounding procedures

Mining Methods

Planned mine operations for the Yaramoko Gold Mine are comprised of the existing 55 Zone Mine and Bagassi South underground mines and the 55 Zone open pit mine.

The 55 Zone and Bagassi South underground mines are a combined operating 1,640 tonne-per-day (tpd) underground operation which utilizes longhole stoping with cemented rock fill as its primary mining method. Stoping at 55 Zone and Bagassi South utilizes 20 m and 17 m sublevel spacing respectively, with longitudinal stope sequencing, retreating towards centralized access declines. Mine development and stoping operations are conducted for Roxgold by AUMS under a mining services agreement which extends through to the end of 2024. The 55 Zone and Bagassi South operations benefit from shared infrastructure, management, and support services.

The 55 Zone mine has Proven and Probable Mineral Reserves to a depth of 1,100 m below surface with 0.94 million tonnes (Mt) grading 7.35 g/t Au. Mine life for underground mining of the 55 Zone at the planned production rate is currently to the end of 2024.

The Bagassi South mine has Proven and Probable Mineral Reserves to a depth of 235 m below surface with 0.15 Mt grading 6.47 g/t Au comprising of the Bagassi South QV1 and QV′ deposits. The QV′ deposit is parallel to the main QV1, accessed through the same decline utilizing the same contractors and combined fleet for both development and production activities. Mine life for Baggasi South main QV1 deposit at the planned production rate is to complete by March 31, 2022, with mining the QV′ deposit to commence following completion extending the mine life by an additional 15 months.

As of December 31, 2021, the 55 Zone underground mine ore sublevels have been developed in advance of stoping to the 4534 level, 780 m below surface and the access decline has reached a depth of 820 m. All development for the QV1 deposit at the Bagassi South underground mine has been completed with the QV′ development planned to be commenced following the completion of production activities in QV1. Development for the 55 Zone and Bagassi South underground mines are well-advanced which provides operational flexibility.

At the time of compiling this Technical Report, there has been no open pit mining at the Yaramoko Gold Mine.

In September 2020, a geotechnical study was completed to support the 55 Zone open pit by geotechnical consultancy MineGeoTech Pty Ltd (MineGeoTech). In February 2021, a mining study of the 55 Zone open pit was completed by independent international mining consultancy Entech. The Entech (2021) mining study included an economic assessment. The MineGeoTech (2020) geotechnical study and the Entech (2021) mining study were reviewed by the QP prior to the release of this technical report. The QP regards the study work completed on the 55 Zone open pit to be at a preliminary feasibility study (PFS) level of confidence and of sufficient accuracy to support the 55 Zone open pit Mineral Reserve estimate.

The 55 Zone open pit mining study supports mining the 55 Zone via conventional drill, blast, load and haul open pit mining methods. Mining is proposed to be via a contract miner, with mining costs estimated from rates received from an experienced mining contractor operating within the region. Open pit mining of the 55 Zone deposit is proposed to commence upon completion of underground mining operations of the 55 Zone deposit.

Run of Mine (ROM) ore will be extracted from the ultimate pit via a 25 m wide haul road from the surface down approximately 100 vertical meters to the 5,205 m reduced level (RL), and then via a 15 m wide single lane haul road down another 95 vertical meters to the 5,110 m RL. The ultimate pit is approximately 800 m long, 375 m wide, and 200 m in depth. All pit haul road gradients have been designed at a 1:10 slope. Both pit stage designs utilize a minimum mining width of 20 m and 5 m goodbye cuts (Entech 2021).

Recovery Methods

The mineral processing and metallurgical test work conducted on the 55 Zone and Bagassi South QV1 gold deposits by ALS Metallurgy confirmed the coarse free gold nature of the deposit. Gold extraction using gravity and leaching processes yields excellent gold recoveries for both deposits. As a result, the Yaramoko gold processing plant has exhibited high rates of metallurgical performance in treating the 55 Zone and Bagassi South ore since commencing operations in 2016.

In 2019, an expansion of the plant was undertaken to increase the nameplate capacity of the project from 270,000 tonnes per annum to 400,000 tonnes per annum (1,100 tpd) and was designed and constructed by DRA (Pty.) Ltd in Johannesburg, South Africa.

The design of the Yaramoko plant is a simplistic flowsheet that incorporates secondary crushing, single stage SAG milling, carbon in leach (CIL) and gravity recovery circuits, elution and smelting circuits to produce gold doré.

Water is sourced primarily from the water storage facility and supplemented from the underground mining dewatering activities and a bore field network. The water storage dam is located approximately 2 km from the plant, adjacent to the tailings storage facility.

Project Infrastructure

The infrastructure and services at the Yaramoko Gold Mine adequately support the current operations being the 55 Zone and Bagassi South underground mines as well as the processing plant. This infrastructure consists of a process plant, a mine service area (offices, workshops, and a warehouse), mine refrigeration and ventilation facilities, a tailings storage facility, a water storage facility, mine access and haulage roads, an explosives magazine, a gendarmerie, an electrical grid connection, and an accommodation camp. The site is also serviced by a laterite airstrip, utilized to transport the operations personnel to and from the mine site, via contract aircraft services.

In 2017, the site was connected to the Burkina Faso electricity grid by teeing into the 90-kilovolt powerline from the Pa substation to the Mana mine site. The capacity of the 90/11-kilovolt substation is 13 megavolt amperes (MVA), which has sufficient spare capacity for the Bagassi South mine and expansion works. In the event of a power outage, there is an emergency diesel generator power station, which is sized to power the entire site operations (except the accommodation camp which has a dedicated emergency generator).

For the development of the open pit phase of the mine, some key underground mine infrastructure associated with the 55 Zone will need to be decommissioned as it will fall within the blast radius of the open pit plan. The underground operations workshop and offices, ventilation and refrigeration facilities as well as above ground power reticulation in that area, would need to be decommissioned and removed before the ultimate pit outline is developed.

The entire Yaramoko Gold Mine is contained within a security fence, with key infrastructures secured with double fences.

Market Studies

Gold is a freely traded commodity on the world market for which there is a steady demand from numerous buyers. The Fortuna financial department provides the Yaramoko Gold Mine with gold price projections for inclusion in budget and business plan preparations. Pricing is based on long-term analyst and bank forecasts for gold.

For the current Yaramoko Gold Mine, a contract is in place with METALOR Technologies S.A. for the receival of gold doré from Roxgold Sanu, to process/refine and either to buy or transfer the precious metal to a metal account designated by Roxgold Sanu.

The QP has reviewed the information provided by Fortuna on metal price projections and exchange rate forecasts and note that the information provided is consistent with what is publicly available for industry norms.

Environmental Studies, Permitting, and Social or Community Impact

The Mining Code (Loi No. 036-2015/CNT du 16 juin 2015) and the Environmental Code (Loi N°006-2013/AN du 2 avril 2013) of Burkina Faso outline the legal framework for social and environmental impacts from mining activities in Burkina Faso. The primary environmental approval required by Roxgold Sanu to develop a mining project is an Avis de Conformité et de Faisabilité Environmentale, which is issued by the Ministry of Environment and Sustainable Development (MEDD) through its environmental agency named Agence National des Evaluations Environnementales (ANEVE, ex BUNEE). The ANEVE has the mandate to promote, monitor and manage all the environmental assessment process in the country. Such an Avis de Conformité et de Faisabilité Environmentale indicates a positive decision of the Minister of Environment on the submitted ESIA. Avis de Conformité et de Faisabilité Environmentale were received in 2014 for the first phase of the Yaramoko Gold Mine (55 Zone mine) and in 2017 for the expansion (Bagassi South mine). The respective Avis are: (1) Decree N°2014-155/MEDD/CAB and (2) Decree n°2017-431/MEEVCC/CAB. Any further development of the Yaramoko Gold Mine will follow the same process.

This framework will guide the requirements for future permit modifications to support the 55 Zone open pit development, in a similar way to which the Bagassi South extension was granted in 2017.

At present, the main potential environmental issues identified concern water quality due to seepage or runoff from mine infrastructure; reduced groundwater supply due to the impact of a potential drawdown cone around the mine; and dust from waste rock dumps and the tailings storage facility. The main social issues identified concern livelihood changes due to the loss of farmland and loss of income from artisanal mining. Roxgold has been able to manage these aspects through a comprehensive ESMS based on ISO 14001 and International Financial Corporation (IFC) Performance Standards.

Since 2014, Roxgold Sanu has engaged with its local stakeholders through a stakeholder engagement management plan. A specific stakeholder engagement strategy and plan based on the community analysis (stakeholder mapping), the existing tools and the experience of the community relations team, including presentations of the expansion projects, community representatives’ meetings, special committee, public enquiries, billboard and/or broadcasting is in place.

The closure plan for the Yaramoko Gold Mine will be updated to incorporate plans for the development of the 55 Zone open pit at the appropriate time. It currently assumes the preferred final post-closure land use will be a savannah landscape commensurate with the existing small-scale agriculture and livestock grazing land uses. The plan assumes no salvage value. The mine areas will be reclaimed to a safe and environmentally sound condition consistent with closure commitments developed during the LOMP.

Capital and operating costs

Cost estimates are derived from activity-based life of mine scheduling. Underground mining costs are estimated using the schedule of rates within the existing mining contract with AUMS and a phased transition to owner operator and increased nationalization of the workforce towards the end of the current underground mine life. Open pit mining costs are based on estimated mining rates provided by a reputable and experienced mining contractor operating within the region. Processing, sustaining capital, general and administrative, and selling cost estimates are prepared using realized costs from recent operating years, with forecast labour and consumables from activity-based scheduling aligned with the LOMP schedule.

The QP considers the capital and operating costs estimated for the operation as reasonable based on industry-standard practices and actual costs observed for 2021.

Economic Analysis

Fortuna is using the provision for producing issuers, whereby producing issuers may exclude the information required under Item 22 for technical reports on properties currently in production and where no material production expansion is planned.

Mineral Reserve declaration is supported by a positive cashflow.

Conclusions, risks and opportunities

This Report represents the most accurate interpretation of the Mineral Reserve and Mineral Resource available as of the effective date of this Report. The conversion of Mineral Resources to Mineral Reserves was undertaken using industry-recognized methods, and estimated operational costs, capital costs, and plant performance data. This Report also supports the development of an open pit mine at the completion of the 55 Zone underground mine. Thus, it is considered to be representative of future operational plans. This Report has been prepared with the latest information regarding environmental and closure cost requirements.

A number of opportunities and risks were identified by the QPs during the evaluation of the Yaramoko Gold Mine.

Opportunities include:

●	Exploration potential to increase the Mineral Resources of the Yaramoko Gold Mine deposits.

●	55 Zone open pit design and scheduling optimization to generate a reduction in waste movement, deferral of waste mining and subsequent increase in cashflow.

●	Further optimized mining methods resulting in operating cost savings and lower total mining dilution, thus increased head grade.

●	Identify and explore alternative mining method to mine Bagassi South deposit to lower dilution and resultant operating cost.

●	Further optimize mine scheduling

Risks include:

●	Uncertainty about the accuracy of the tonnage and grade estimates and the geological continuity of the gold mineralization at the reported cut-off grade, particularly when addressing the accuracy of depletion from existing underground workings.

●	Excessive mining dilution and lower mining recovery of mineralized material directly adjacent to existing underground workings. A management plan will be required to define mining methods and procedures to mine above and adjacent to existing underground workings both safely and to minimize mining dilution and maximize mining recovery.

●	Unforeseen increases in cost due to inflation could impact the outcome of the mining study as well as future open pit to underground transition studies. Contractor costs will need to be revalidated during development plans.

●	Further geotechnical work prior to the commencement of mining will be required to further assess the impact of underground voids on pit wall stability.

●	Open pit mining will occur adjacent to the processing facility and key project infrastructure. Drill and blast designs and processes will need to ensure vibration and fly rock is controlled such that any impact to key project infrastructure is minimized.

●	Unmet community expectations leading to potential for loss of social license to operate.

●	Long term impact of groundwater movement away from mine workings after closure.

Recommendations

Recommendations for the next phase of work have been broken down into those related to ongoing exploration activities at the Yaramoko Gold Mine; underground mining activities and studies related to operational improvements; exploration activities and development studies related to the development of the open pit at Yaramoko; processing and infrastructure improvements; and environmental, permitting and social activities as set out below.

Underground Mining:

●	Implement recommended cable bolt regime and record dilution improvement outcomes in the reconciliation process. The cost is included in the operating costs for the mine.

●	Infill and step out drilling program. Expenditure of $2.5 million (M) is budgeted in 2022 for this program.

●	Review potential alternative mining methods for narrow veins of the Bagassi South deposit to reduce cost and dilution. The cost is included in the operating costs for the mine.

●	Further review of mining contract and its cost reduction opportunity through the staging process to an owner operator operation, undertaking technical services, production activities, and remaining activities following decline development completion. The cost is included in the operating costs for the mine.

Open Pit Mining

●	Additional Mineral Resource drilling should provide further definition of mineralization directly adjacent to existing underground workings. It is anticipated this would be in the order of 8,500 m of reverse circulation/diamond drilling with a provisional budget estimate of $1.06 M, which would be proposed for the 2023 budget cycle.

●	Future development studies should apply a variable dilution and mining recovery that is representative of higher mining dilution and lower mining recovery of mineralization directly adjacent to existing underground workings. Mining dilution and mining recovery studies will be undertaken by Roxgold and Fortuna technical staff, with such costs included in the operating costs for the mine.

●	An open pit to underground transition study is to be completed to define those parts of the deposit which can be extracted via underground mining methods and those which can be extracted via open pit mining methods, that is both technically achievable and maximizes discounted cashflow. This study will optimize the pit design to reduce the risk associated with high waste stripping. The transition and optimization studies will be undertaken by Roxgold technical staff, with such costs included in the operating costs for the mine.

●	Prior to mining commencing, a void management plan will be prepared to define the mining methods to safely mine mineralization adjacent to underground workings while minimizing mining dilution and maximizing recovery. The void management plan will be undertaken predominantly with Roxgold technical staff, with such costs included in the operating costs for the mine. A budget of US$25 thousand (k) has been budgeted for external geotechnical consultants to assist with this study.

●	Prior to mining commencing, a drill and blast study should define the drill and blast designs that protect key project infrastructure from ground vibrations and fly rock within the blast perimeter. Drill and blast studies will be undertaken by Roxgold technical staff, with such costs included in the operating costs for the mine.

●	After the optimization studies are complete, a preferred mining contractor will be chosen and the mining contractor scope of work will be further defined and compiled within a workable mining contract. Contractor evaluation and preparation of the mining contract will be undertaken by Roxgold technical staff, with such costs included in the operating costs for the mine.

Processing and Infrastructure

●	As Bagassi South feed begins to reduce, there is the potential at times for the mill load to fluctuate and potentially run low. The lifter angle of the SAG mill should be reviewed to ensure that it is not overly aggressive with the reduced total load. The cost of such a review will be assessed internally by Roxgold technical staff.

●	Metallurgical behavior should continue to be monitored especially when there are major changes to the proposed mine plan and mine development. Additional on-site testing should be completed from time to time in accordance with an updated mine plan during production, to identify any potential issues especially in the comminution circuit. This test work should be completed during operations. Such costs will be included in the operating costs for the mine.

Environmental, Permitting and Social

●	Continue the implementation of the environmental management plan as required under applicable environmental regulations and according to the Company’s ESAI, internal standards and applicable international best practices. This includes the implementation of the monitoring and prevention programs to avoid or mitigate our impacts, the regular update of the closure plan and the continuous improvement of the Company’s environmental management system. Such costs will be included in the operating costs for the mine.

●	Ensure the performance of the stakeholders’ engagement plan and continue to support the local stakeholders in their social and economic development as part of our social corporate responsibility and license to operate. Such costs will be included in the operating costs for the mine.

●	Continue the implementation of a rigorous health and safety management system to protect our employees from injury and health issues, including leading preventative activities such as risks assessments, inspections, audits, employee safety and competences training, leadership programs and the continuous improvement of the health and safety management system. Such costs will be included in the operating costs for the mine.

[End of Extract of Summary from Yaramoko Technical Report]

See “Three Year History and Recent Developments - Mineral Reserve and Mineral Resource Estimates” herein for further information regarding the Yaramoko Mine.

Caylloma Mine, Peru

The following is the Summary from the technical report (the “Caylloma Technical Report”) entitled “Fortuna Silver Mines Inc.: Caylloma Mine, Caylloma District, Peru” with an effective date of March 8, 2019 prepared by Eric Chapman, P.Geo. and Amri Sinuhaji, P.Eng. This Summary is subject to certain assumptions, qualifications and procedures described in the Caylloma Technical Report and is qualified in its entirety by the full text of the Caylloma

Technical Report which is available for viewing on SEDAR at www.sedar.com and is incorporated by reference in this AIF, and is also filed with the SEC on EDGAR (available at www.sec.gov). Defined terms and abbreviations used herein and not otherwise defined shall have the meanings ascribed to such terms in the Caylloma Technical Report.

1.	Introduction

This Technical Report (the Report) on the Caylloma Mine in the Caylloma District, Peru, has been prepared by Mr Eric Chapman, P.Geo, and Mr Amri Sinuhaji, P.Eng. for Fortuna Silver Mines Inc. (Fortuna) in accordance with the disclosure requirements of Canadian National Instrument 43-101 (NI 43-101). The Report discloses updated Mineral Resource and Mineral Reserve estimates for the mine.

2.	Property description, location and ownership

The Caylloma Mine is located in the Puna region of Peru at an altitude of between 4,300 and 5,000 meters above sea level (masl). Surface topography is generally steep with vegetation being primarily comprised of grasses and small shrubs common at high altitudes. The mine facilities are located at approximately 4,300 masl.

Access to the Caylloma Mine is by a combination of sealed and gravel road. The mine is located 225 road kilometers from Arequipa, a city of approximately a million people that includes an international airport, and requires a trip of approximately 5 hours by vehicle. Access is available to all concessions via a network of unsealed roads.

The Caylloma Mine is an operating underground mine located in the Caylloma Mining District 14 km northwest of the town of Caylloma at the UTM grid location of 8192263E, 8321387N, (WGS84, UTM Zone 19S).

The underground mine is operated by Compania Minera Bateas S.A.C. (Bateas), a Peruvian subsidiary 100 % owned by Fortuna. The operation has infrastructure consisting primarily of the concentration plant, electrical power station, water storage facilities, tailings facilities, stockpiles, and workshop facilities, all connected by unsealed roads. Additional structures located at the mine include offices, dining hall, laboratory, core logging and core storage warehouses.

The property comprises mining concessions; surface rights; a permitted 1,500 tonnes per day (tpd) flotation plant; connection to the national electric power grid; as well as permits for the infrastructure necessary to sustain mining operations.

The Caylloma Mine consists of mineral rights for 66 mining concessions for a total surface area of 34,472 hectares (ha).

Bateas has signed 21 surface rights or easement contracts covering a total of 3,529.89 ha with land owners to cover the surface area needed for the operation and tailings facilities.

3.	History

The earliest documented mining activity in the Caylloma District dates back to that of Spanish miners in 1620. English miners carried out activities in the late 1800s and early 1900s. Numerous companies have been involved in mining the district of Caylloma but limited records are available to detail these activities.

The Caylloma Mine was acquired by Compania Minera Arcata S.A. (CMA), a wholly owned subsidiary of Hochschild Mining plc in 1981. Fortuna acquired the mine from CMA in 2005.

CMA focused exploration on identifying high-grade silver vein structures. Exploration was concentrated in the northern portion of the district and focused on veins including Bateas, El Toro, Paralela, San Pedro, San Cristobal, San Carlos, Don Luis, La Plata, and Apostles.

Production prior to 2005 came primarily from the San Cristobal vein, as well as from the Bateas, Santa Catalina and the northern silver veins (including Paralela, San Pedro, and San Carlos) with production focused on silver ores and no payable credits for base metals. While under CMA management production parameters fluctuated during the late 1990s, as reserves were depleted. Owing to low metal prices, funds were not available to develop the Mineral Resources at depth or extend along the strike of the veins. Ultimately this resulted in production being halted in 2002.

Production under Bateas management focused on the development of polymetallic veins producing lead and zinc concentrates with silver and gold credits. Total production since October 2006 through December 31, 2018 is estimated as 18.1 Moz of silver, 23 koz of gold, 117 kt of lead, and 163 kt of zinc.

4.	Geology and mineralization

The mine is within the historical mining district of Caylloma, northwest of the Caylloma caldera complex and southwest of the Chonta caldera complex. Host rocks at the Caylloma Mine are volcanic in nature, belonging to the Tacaza Group. Mineralization is in the form of low to intermediate sulfidation epithermal vein systems.

Epithermal veins at the Caylloma Mine are characterized by minerals such as pyrite, sphalerite, galena, chalcopyrite, marcasite, native gold, stibnite, argentopyrite, and silver-bearing sulfosalts (tetrahedrite, polybasite, pyrargyrite, stephanite, stromeyerite, jalpite, miargyrite and bournonite). These are accompanied by gangue minerals, such as quartz, rhodonite, rhodochrosite, johannsenite (manganese-pyroxene) and calcite.

There are two different types of mineralization at Caylloma; the first is comprised of silver-rich veins with low concentrations of base metals and includes the Bateas, Bateas Techo, La Plata, Cimoide La Plata, San Cristobal, San Pedro, San Carlos, Paralela, and Ramal Paralela veins. The second type of vein is polymetallic in nature with elevated lead, zinc, copper, silver and gold grades and includes the Animas, Animas NE, Santa Catalina, Soledad, Silvia, Pilar, Patricia, and Nancy veins.

Underground operations are presently focused on mining the Animas and Animas NE veins.

5.	Exploration, drilling, and sampling

CMA implemented a series of exploration programs to complement their mining activities prior to the closure of the operation in 2002. There is no reliable information available to detail the exploration conducted by CMA at the Caylloma Mine. Bateas were able to recover and validate information on 47 diamond drill holes totaling 8,177.67 m drilled by CMA between 1981 and 2003 at the Caylloma Mine.

Since Fortuna took ownership of the property in 2005 the principal exploration conducted at the deposit has been surface and underground drilling, to explore the numerous vein structures identified through surface mapping or geophysical surveys conducted by Bateas, or for infill purposes to increase the confidence level of the Mineral Resource estimates.

As of August 31, 2018, Bateas had completed 1,296 drill holes on the Caylloma Mine totaling 225,361.80 m since the company took ownership in 2005 and represents all data compiled as of the data cut-off date used for Mineral Resource estimation. All holes are diamond drill holes and include 544 from the surface totaling 151,774.55 m, and 752 from underground totaling 73,587.25 m. It is important to note that not all the holes presented encountered mineralization and only drill holes in areas where reasonable geological continuity of mineralized structures could be established were used in defining and ultimately estimating Mineral Resources.

Bateas has used a number of different drilling contractors to carry out exploration and definition drilling since it took ownership of the mine in 2005. Both HQ (63.5 mm) and NQ (47.6 mm) diameter core were obtained, depending on the depth of the hole. Ground conditions are generally good with core recovery averaging 94%.

Proposed surface drill hole collar coordinates, azimuths and inclinations were designed based on the known orientation of the veins and the planned depth of vein intersection using geological plan maps and sections as a guide. Once the coordinates have been determined, the location of the collar is located in the field using differential global positioning system (GPS) instruments. The drill pad is then prepared at this marked location. Upon completion of the drill hole, a survey of the collar is performed using Total Station equipment, with results reported in the collar coordinates using reference Datum WGS84, UTM Zone 19S.

The geologist in charge of drilling is responsible for orienting the azimuth and inclination of the hole at the collar using a compass clinometer. Downhole surveys are completed by the drilling contractor using survey equipment such as a Flexit or Reflex tool at approximately 50 m intervals for all surface drill holes and for underground drill holes greater than 100 m in length. Bateas assesses the downhole survey measurements as a component of the data validation.

Drill holes are typically drilled on sections spaced 40 to 60 m apart along the strike of the vein with surface drilling focusing on exploring the extents of the Animas, Bateas and Nancy veins and underground drilling used for a mix of exploration and Mineral Resource and Mineral Reserve definition. The extent of drilling varies for each vein with those having the greatest coverage having drill holes extending over 4,000 m of the vein’s strike length (Animas), to exploration prospects having only a few drill holes extending over 50 m (Antimonio).

The relationship between the sample intercept lengths and the true width of the mineralization varies in relation to the intersect angle between the steeply-dipping zone of mineralized veins and the inclined nature of the diamond core holes. Calculated estimated true widths (ETWs) are always reported together with actual sample lengths by taking into account the angle of intersection between drill hole and the mineralized structure.

In 2018 all logging became digital, being incorporated daily into the Maxwell DataShed database system. Data were recorded initially with Excel templates, and later with the Maxwell LogChief application using essentially the same structure. Both input methods used pick-lists and data validation rules to ensure consistency between loggers. Separate pages were designed to capture, lithology, alteration, veins, sulfide-oxide zones, minerals, structure (contacts, fractures, veins, and faults with attitudes to core axis), magnetic susceptibility, and special data (samples collected for geochemistry, thin section examinations, the core library, density, etc.). Intensity of alteration phases was recorded using a numeric 1 to 4 scale (weak, moderate, strong, very strong); abundance of veins and most other minerals were estimated in volume percent.

Geotechnical logging is conducted prior to cutting of the core and involves the collection of drill core recovery and rock-quality designation (RQD) data. Information is recorded in the field using the Maxwell LogChief application.

The sampling methodology, preparation, and analyses differ depending on whether it is drill core or a channel sample. All samples are collected by geological staff of Bateas with sample preparation and analysis being conducted either at the onsite Bateas Laboratory or transported to the ALS Global preparation facility in Arequipa prior to being sent on for analysis at their laboratory in Lima.

The Bateas laboratory operated by Bateas is not independent and does not hold an international recognized accreditation.

ALS Global is an independent, privately-owned analytical laboratory group. The preparation laboratory in Arequipa and the analytical laboratory in Lima are supported by a Quality Management System (QMS) framework which is designed to highlight data inconsistencies sufficiently early in the process to enable corrective action to be taken in time to meet reporting deadlines. The QMS framework follows the most appropriate ISO Standard for the service at hand i.e. ISO 9001:2015 for survey/inspection activity and ISO 17025:2005 UKAS ref 4028 for laboratory analysis.

Channel samples are collected from the backs of underground workings. The entire process is carried out under the geology department’s supervision. Sampling is carried out at 2 m intervals within the drifts of all veins and 3 m intervals in stopes (except for Bateas and Soledad, where due to the thickness of the vein, sampling is carried out every 2 m in stopes). The channel lengths and orientations are identified using paint in the underground working and by painting the channel number on the footwall. The channel is between 20 cm to 30 cm wide and approximately 2 cm deep, with each individual sample being no longer than 1.5 m.

Drill core is laid out for sampling and logging at the core logging facility at the camp. Sample intervals are marked on the core and depths recorded on the appropriate box. A geologist is responsible for determining and marking the drill core intervals to be sampled, selecting them based on geological and structural logging. The sample length must not exceed 1.2 m or be less than 30 cm.

The elements of silver, copper, lead and zinc are assayed using either; atomic absorption (AA); inductively coupled plasma atomic emission spectroscopy (ICP-AES); or for high lead and zinc grades volumetric/titration techniques (VOL); or for high silver grades gravimetric techniques (GRAV) depending on the laboratory and assay value. Assay results and certificates are reported electronically by e-mail.

Bulk density samples have been primarily sourced from drill core with a limited number being sampled from underground workings. Bulk density measurements are performed at the ALS Global Laboratory in Lima using the OA-GRA09A methodology.

Sample collection and transportation of drill core and channel samples is the responsibility of Brownfields exploration and the Bateas mine geology departments and must follow strict security and chain of custody requirements established by Fortuna. Samples are retained in accordance with the Fortuna corporate sample retention policy.

Implementation of a quality assurance/quality control (QAQC) program is current industry best practice and involves establishing appropriate procedures and the routine insertion of certified reference material (CRMs), blanks, and duplicates to monitor the sampling, sample preparation and analytical process. Fortuna implemented a full QAQC program to monitor the sampling, sample preparation and analytical process for all drilling campaigns in accordance with its companywide procedures. The program involved the routine insertion of CRMs, blanks, and duplicates. Evaluation of the QAQC data indicate that the data are sufficiently accurate and precise to support Mineral Resource estimation.

6.	Data verification

Bateas staff follow a stringent set of procedures for data storage and validation, performing verification of data on a monthly basis. The operation employs a Database Administrator who is responsible for overseeing data entry, verification and database maintenance. A separate Database Auditor is responsible for performing a detailed independent review of the database on a quarterly basis and submitting a report to Fortuna management detailing the findings. Any issues identified are immediately resolved by the administrator.

Data used for Mineral Resource estimation are stored in Maxwell GeoService’s commercial SQL database system (DataShed), storing both mine related data (including channel samples) and drilling related results (exploration and infill drilling).

Data was transferred from an inhouse SQL database system to DataShed by early 2018 with the support of Maxwell personnel. Both databases were run in tandem until a full verification process had been completed to prove parity between the systems, at which point the original database was archived.

As a component of the 2018 Mineral Resource estimate, a preliminary validation of the Bateas database was performed by the Database Administrator in June 2018. The database has a series of automated import, export, and validation tools to minimize potential errors. Any inconsistencies identified were corrected during the analysis with the database then being handed over for final QP review on August 31, 2018 in Microsoft Access format.

In addition, data verification by the QP was also conducted through the inspection of selected drill core to assess the nature of the mineralization and to confirm geological descriptions as well as the inspection of geology and mineralization in underground workings of the Bateas, Animas/Animas NE, and Nancy veins.

A series of plan and cross sections were generated displaying the lithologic and mineralization interpretation by the Bateas geology and exploration departments and reviewed by the QP’s of Fortuna.

The QP is of the opinion that the data verification programs performed on the data collected by Bateas are adequate to support the geological interpretations, the analytical and database quality, and Mineral Resource estimation at the Caylloma Mine.

7.	Mineral processing and metallurgical testing

The Caylloma Mine has an extensive body of metallurgical investigation focused primarily on testwork conducted while treating ore at the operation since 2006. In the opinion of the QP, the Caylloma metallurgical samples tested and the ore that is presently treated in the plant is representative of the orebody as a whole in respect to grade and metallurgical response. Differences between vein systems are minimal with regard to recovery.

Metallurgical recovery values forecast in the LOM for sulfide material average 84 % for silver, 17 % for gold, 91 % for lead, and 90 % for zinc with the exception of the Ramal Piso Carolina vein that forecasts a metallurgical recovery rate of 75 % for Au.      Metallurgical recovery is forecast for zinc oxide material to average 57 % for silver, 17 % for gold, 57 % for lead, and 35 % for zinc.

Until 2012 ore identified as containing high zinc oxide content was classified as not amenable for flotation. Laboratory and plant tests conducted since 2013 include metallurgical testing of material from the different levels of the Animas vein. The main conclusion was that zinc oxide contents greater than 0.20 % within the ore were related to lower metallurgical recoveries. In order to include this type of ore without affecting the metallurgical recoveries blending has to be performed to limit the high zinc oxide ore content to no more than 5 % of the feed to the plant.

Beyond the loss in metallurgical recovery related to elevated zinc oxide material, as described above, there are no additional deleterious elements that require special treatment in the plant as of the effective date of this Report.

8.	Mineral Resources

The 2018 Mineral Resource update has relied on channel and drill hole sample information obtained by Bateas since 2005. Mineralized domains identifying potentially economically extractable material were modeled for each vein and used to code drill holes and channel samples for geostatistical analysis, block modeling and grade interpolation by ordinary kriging or inverse distance weighting.

Net smelter return (NSR) values for each mining block take into account expected commercial terms, the average metallurgical recovery, the average grade in concentrate and long term projected metal prices. Mineral Resources take into account operational costs and have been reported above a US$ 50/t NSR cut-off value for veins wider than two meters and amenable to extraction by semi-mechanized mining methods (Animas, Animas NE, Nancy, and San Cristobal veins); or above a US$ 135/t NSR cut-off value for veins narrower than two meters regarded as amenable to conventional mining methods (all other veins).

Resource confidence classification considers a number of aspects affecting confidence in the resource estimation including; geological continuity and complexity; data density and orientation; data accuracy and precision; and grade continuity. Mineral Resources are categorized as Measured, Indicated or Inferred. The criteria used for classification includes the number of samples, spatial distribution, distance to block centroid, kriging efficiency (KE) and slope of regression (ZZ).

Mineral Resources exclusive of Mineral Reserves for the Caylloma Mine are reported as of December 31, 2018 and detailed in Table 1.1.

Table 1.1 Mineral Resources as of December 31, 2018

	Tonnes					Contained Metal
Category	(000)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag (Moz)	Au (koz)	Pb (kt)	Zn (kt)
Measured	524	73	0.32	1.16	2.23	1.2	5	6	12
Indicated	1,633	77	0.29	1.23	2.25	4.1	15	20	37
Measured + Indicated	2,157	76	0.30	1.22	2.24	5.3	21	26	48
Inferred	5,354	102	0.32	2.40	3.83	17.6	56	129	205

Notes on Mineral Resources

•	Mineral Resources are as defined by the 2014 CIM Definition Standards for Mineral Resources and Mineral Reserves

•	Mineral Resources are exclusive of Mineral Reserves

•	Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability

•	Mineral Resources are estimated as of August 31, 2018 and reported as of December 31, 2018 taking into account production related depletion for the period through December 31, 2018

•	Mineral Resources are reported above an NSR cut-off grade of US$ 50/t for wide veins and US$ 135/t for narrow veins based on actual operational costs

•	Metal prices used in the NSR evaluation are US$ 18.25/oz for silver, US$ 1,320/oz for gold, US$ 2,270/t for lead and US$ 2,750/t for zinc

•	Metallurgical recovery values used in the NSR evaluation of sulfide material are 84 % for silver, 17 % for gold, 91 % for lead, and 90 % for zinc with the exception of the Ramal Piso Carolina vein that uses metallurgical recovery rates of 75 % for Au

•	Metallurgical recovery values used in the NSR evaluation of zinc oxide material are 57 % for silver, 17 % for gold, 57 % for lead, and 35 % for zinc

•	Mining, processing and administrative costs used to determine NSR cut-off values were estimated based on first half of 2018 actual operating costs

•	Eric Chapman, P.Geo. (APEGBC #36328) is the Qualified Person for resources being an employee of Fortuna Silver Mines Inc.

•	Tonnes are rounded to the nearest thousand

•	Totals may not add due to rounding

Factors that may affect the estimates include metal price and exchange rate assumptions; changes to the assumptions used to generate the cut-off grade; changes in local interpretations of mineralization geometry and continuity of mineralized zones; changes to geological and mineralization shape and geological and grade continuity assumptions; variations in density and domain assignments; geometallurgical assumptions; changes to geotechnical, mining, dilution, and metallurgical recovery assumptions; change to the input and design parameter assumptions that pertain to the conceptual stope designs constraining the estimates; and assumptions as to the continued ability to access the site, retain mineral and surface rights titles, maintain environment and other regulatory permits, and maintain the social license to operate.

There are no other known environmental, legal, title, taxation, socioeconomic, marketing, political or other relevant factors that would materially affect the estimation of Mineral Resources or Mineral Reserves that are not discussed in this Report.

9.	Mineral Reserves

Mineral Reserve estimates follow standard industry practices, considering only Measured and Indicated Mineral Resources as only these categories have sufficient geological confidence to be considered Mineral Reserves (CIM, 2014). Subject to the application of modifying factors, Measured Resources may become Proven Reserves and Indicated Resources may become Probable Reserves. Mineral Reserves are reconciled quarterly against production to validate dilution and recovery factors.

Mineral Reserve estimates for the Caylloma Mine are reported as of December 31, 2018 and detailed in Table 1.2.

Table 1.2 Mineral Reserves as of December 31, 2018

	Tonnes					Contained Metal
Category	(000)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag (Moz)	Au (koz)	Pb (kt)	Zn (kt)
Proven	149	85	0.26	2.09	3.23	0.4	1	3	5
Probable	2,477	77	0.18	2.12	3.71	6.1	14	52	92
Proven +Probable	2,626	77	0.18	2.11	3.69	6.5	15	56	97

Notes on Mineral Reserves

•	Mineral Reserves are as defined by the 2014 CIM Definition Standards for Mineral Resources and Mineral Reserves

•	Mineral Reserves are estimated as of August 31, 2018 and reported as of December 31, 2018 taking into account production related depletion for the period through December 31, 2018

•	Mineral Reserves are reported above NSR breakeven cut-off values based on the proposed mining method for extraction including; mechanized (breasting) at US$ 82.90/t; mechanized (enhanced) at US$ 70.30/t; semi-mechanized at US$ 93.10/t; and conventional at US$ 173.70/t

•	Metal prices used in the NSR evaluation are US$ 18.25/oz for silver, US$ 1,320/oz for gold, US$ 2,270/t for lead, and US$ 2,750/t for zinc

•	Metallurgical recovery values used in the NSR evaluation of sulfide material are 84 % for silver, 17 % for gold, 91 % for lead, and 90 % for zinc with the exception of the Ramal Piso Carolina vein that uses metallurgical recovery rates of 75 % for Au

•	Metallurgical recovery values used in the NSR evaluation of zinc oxide material are 57 % for silver, 17 % for gold, 57 % for lead, and 35 % for zinc

•	Mining, processing and administrative costs used to determine NSR cut-off values were estimated based on first half of 2018 actual operating costs

•	Mining recovery is estimated to average 92 % with mining dilution ranging from 10 % to 40 % depending on the mining methodology

•	Amri Sinuhaji, P.Eng (APEGBC #48305) is the Qualified Person for reserves being an employee of Fortuna Silver Mines Inc.

•	Tonnes are rounded to the nearest thousand

•	Totals may not add due to rounding

10.	Mining methods

The mining method employed at the Caylloma Mine is cut-and-fill which is commonly used in the mining of steeply-dipping orebodies in stable rock masses. Cut-and-fill is a bottom up mining method that consists of removing ore in horizontal slices, starting from a bottom undercut and advancing upwards. The operation bases its mining plan on a mix of mechanized, semi-mechanized, and conventional extraction methods based on vein width and rock quality.

The mining production period extends from 2019 to 2023, almost 5 years. At full production the planned mining rate is 1,500 tpd (535,500 tonnes per annum). Planned LOM ore production is 2.63 Mt at an average silver grade of 77 g/t, gold grade of 0.18 g/t, lead grade of 2.11%, and zinc grade of 3.69%.

The QP is of the opinion that:

•	The mining method being used is appropriate for the deposit being mined. The underground mine design, stockpiles, tailings facilities, and equipment fleet selection are appropriate for the operation

•	The mobile equipment fleet presented is based on the actual mining operations, which is known to achieve the production targets set out in the LOM

•	The mine plan method is based on standard industry practices and has been employed at the operation for the previous seven years, and presents low risk

•	Inferred Resources are not included in the mine plan

•	All mine infrastructure and supporting facilities meet the needs of the current mine plan and production rate

11.	Recovery methods

The current process plant design is split into four principal stages including; crushing; milling; flotation; and thickening, filtering and shipping.

The QP considers process requirements to be well understood, and consistent based on the actual observed conditions in the operating plant. There is no indication that the characteristics of the material being mined will change and therefore the recovery assumptions applied for future mining are considered as reasonable for the LOM.

12.	Project infrastructure

All mine and process infrastructure and supporting facilities are in place at the operation with an increase in tailings storage facility and designation of underground waste disposal area only required to meet the needs of the mine plan and production rate. The QPs note that:

•	The Caylloma Mine is located 225 km, or 5 hours by road from the city of Arequipa, the main service center for the operation, with good year-round access

•	The mine site infrastructure has a footprint of 91.12 ha associated with the Huayllacho beneficiation concession

•	An expansion to the tailings facility was completed in January 2019, with a second phase planned for construction in 2021, providing sufficient capacity for the LOM

•	Power demand on the mine site is 5.5 MW provided mainly (96%) through the national power grid and two diesel generators on site to cover the shortfall and provide backup

•	Water demand at the Caylloma Mine is 60 l/s, including 10 l/s for the camp. Approximately 70 % of the processing plant total water consumption is recovered from tailings facility N° 3 with the other 30 % from fresh water provided by the Santiago River

•	All process buildings, offices, and camp facilities for operating the mine have been constructed

13.	Market studies and contracts

Since the operation commenced production in October 2006 a corporate decision was made to sell the concentrate on the open market. In order to get the best commercial terms for the concentrates, it is Fortuna’s policy to sign contracts for periods no longer than one year. All commercial terms entered between the buyer and Bateas are regarded as confidential, but are considered to be within standard industry norms.

The QP has reviewed the information provided by Fortuna on marketing, contracts, metal price projections and exchange rate forecasts and notes that the information provided support the assumptions used in this Report and are consistent with the source documents, and that the information is consistent with what is publicly available within industry norms.

14.	Environmental studies and permitting

The mining operation has been developed under strict compliance of norms and permits required by public institutions associated with the mining sector. Furthermore, all work follows quality and safety international norms as set out in ISO 14001 and OHSAS 18000.

In addition to these norms and permits obtained from the environmental department, the operation also ensures all environmental activities are regularly monitored and recorded as part of the quality control measures that are presented to the Ministry of Energy and Mining (MEM) and other legal regulatory organizations.

Of particular importance is monitoring of the quality of river water in the area. This activity involves monitoring the Santiago River, being the main river that passes through the property, employing people from the local communities to verify the results.

Bateas has a very strong commitment to the development of neighboring communities of the Caylloma Mine. In this respect, Bateas is committed to sustainable projects, direct support and partnerships that build company engagement in local communities while respecting local values, customs and traditions. The company aims to develop projects or programs based on respect for ethno-cultural diversity, open communication and effective interaction with local stakeholders that improve education, health and infrastructure.

Mine closure is also included in the environmental program. For 2019 a total of US$ 655,000 has been budgeted for the ongoing closure plan and environmental liabilities. The closure plan is performed to ensure compliance with the programs and plans submitted to the MEM. Budgeted mine closure costs for the LOM total US$ 11.3 million.

15.	Capital and operating costs

Capital and operating cost estimates are based on established cost experience gained from current operations, projected budget data and quotes from manufacturers and suppliers.

The capital and operating cost provisions for the LOM plan that supports Mineral Reserves have been reviewed. The basis for the estimates is appropriate for the known mineralization; mining and production schedules; marketing plans; and equipment replacement and maintenance requirements.

The QP considers the capital and operating costs estimated for the Caylloma Mine as reasonable based on industry-standard practices and actual costs observed for 2018.

16.	Economic analysis

Fortuna is using the provision for producing issuers, whereby producing issuers may exclude the information required under Item 22 for technical reports on properties currently in production and where no material production expansion is planned.

Mineral Reserve declaration is supported by a positive cashflow for the period set out in the LOM based on the assumptions detailed in this Report.

17.	Conclusions, risks, and opportunities

This Report represents the most accurate interpretation of the Mineral Reserve and Mineral Resource available as of the effective date of this report. The conversion of Mineral Resources to Mineral Reserves was undertaken using industry-recognized methods, and estimated operational costs, capital costs, and plant performance data. Thus, it is considered to be representative of future operational conditions. This Report has been prepared with the latest information regarding environmental and closure cost requirements.

A number of opportunities and risks were identified by the QPs during the evaluation of the Caylloma Mine.

Opportunities include:

•	Reduction in backfill costs through the optimization of the backfilling methodology in order to improve mining productivity by reducing work cycle times

•	Reduction in mining costs via improvements in the underground communication system which would allow for faster and more efficient decision making, improve logistical coordination, and reduce downtime, hence improve overall mining productivity

•	Reduction in overall pumping costs through improvements to the mine dewatering system resulting in reduced power consumption and maintenance requirements

•	Potential to expand current resources through exploration of the Animas NE vein with mineralization remaining open to the northeast and at depth

Risks include:

•	Bateas management occasionally receives requests from local authorities and/or civil organizations regarding unrealistic social expectations. Bateas are mitigating the risk of conflict regarding these demands by working with local authorities, land owners, and communities to address expectation levels and to take requests into account in preparing its annual community relations work program and budget

18.	Recommendations

Recommendations for the next phase of work have been broken into those related to ongoing exploration activities and those related to additional technical and operational studies. Recommended work programs are independent of each other and can be conducted concurrently. The exploration phase is estimated to cost US$ 521,000 with additional technical studies estimated to cost US$ 280,000.

i)	Exploration

•	Exploration. It is recommended that Bateas continue surface mapping and TerraSpec analysis of key areas of interest including Animas, Antacollo, and Antimonio to identify potential future drill targets. The budgeted cost of the surface mapping activities for 2019 is US$ 36,000 (excluding personnel costs).

•	Delineation (infill) drilling. Bateas is planning to continue the delineation drilling from underground in 2019 focusing on the junction between the Animas and Animas NE vein at depth. A total of 3,830 m of drilling and 55 m of development drift is planned at a budgeted total cost of US$ 480,000.

•	Bulk density determination. It is recommended that the number of bulk density measurements by increased in veins that lack sufficient values for meaningful statistical analysis. In addition to this it is also recommended that a study be performed to improve the understanding of bulk density in the deposit. If a correlation between density and mineralogy could be established it may provide a superior alternative than the presently used density assignment methodology. This program cost is estimated at US$ 5,000.

ii)	Technical and operational studies

•	Underground communication system. In 2019 it is recommended that the first phase of an improved underground communication system be installed to connect key areas of the mine at a budgeted cost of US$ 40,000. Based on positive results from the first phase the system could be extended throughout the mine to reach other production and production related areas.

•	Backfill system optimization. It is recommended that an evaluation of the backfilling system is conducted at the operation. A trade off analysis should be conducted to benchmark the current hydraulic backfill system against alternative methods. The study should investigate the potential impacts on OPEX and CAPEX. The budgeted cost of the study is US$ 70,000.

•	Review of mining methodology. The width of mineralization and rock quality varies greatly throughout the deposit. It is recommended that an evaluation of mining method be conducted to assess if smaller equipment could be used to extract mineralized material from narrow veins with poor rock quality, and if more massive mining methods such as long-hole stoping could be employed in wide veins with good rock quality. Any such study would need to account for the variable equipment that would be required to deal with multiple mining methods. The study could be conducted inhouse or externally, with an external cost estimated at US$ 50,000.

•	Plant expansion conceptual study. A conceptual cost-benefit analysis is recommended to assess if the production rate at the Caylloma plant could be increased to reduce costs. The study could be conducted inhouse or externally, with an external cost estimated at US$ 120,000.

•	Zinc oxide study. The response of zinc oxide material to the flotation process requires additional testwork. Initial plant testwork indicates that this material can be blended with low zinc oxide material and processed through flotation without a significant loss in recovery, although the percentage blend at which the zinc oxide becomes detrimental has not been established. It is recommended that inhouse analysis be conducted to assess the impact of varying levels of zinc oxide on plant recovery to determine a blending threshold at which recovery is not affected.

[End of Extract of Summary from Caylloma Technical Report]

See “Three Year History and Recent Developments - Mineral Reserve and Mineral Resource Estimates” herein for further information regarding the Caylloma Mine.

Exploration Work Subsequent to the Caylloma Technical Report

Exploration drilling at Caylloma continued throughout 2021 totaling 10,121 meters in 26 diamond drill holes, testing the depth continuity of the greater than 3-kilometer-long Animas NE silver-polymetallic vein system, and the strike potential further to the north-east beyond the intersection of the Nancy vein. Drilling continues to intersect mineralized shoots up to 200 meters beyond the current mineral resource boundary, extending known mineralization more than 900 meters below surface along the 3 kilometer long Animas NE vein, where it remains open at depth and along strike. Highlights of the program include:

•	ANIM086321: 60 g/t Ag, 5.51% Pb and 6.22% Zn over an estimated true width of 7.2 meters

•	ANIM084321: 51 g/t Ag, 2.94% Pb and 5.23% Zn over an estimated true width of 5.8 meters

•	ANIM084721: 106 g/t Ag, 2.34% Pb and 3.13% Zn over an estimated true width of 11.8 meters

•	ANIM085521: 159 g/t Ag, 2.92% Pb and 1.44% Zn over an estimated true width of 6.1 meters

•	ANIM087321: 76 g/t Ag, 4.35% Pb and 7.45% Zn over an estimated true width of 11.3 meters

•	ANIM087921: 93 g/t Ag, 4.83% Pb and 7.81% Zn over an estimated true width of 20.5 meters

Please refer to the Company’s news release dated December 9, 2021 entitled “Fortuna drills 16.5 g/t gold over 6.3 meters at Séguéla and provides exploration update”, for full details.

Séguéla Project, Côte d’Ivoire

The following is the Summary from the technical report (the “Séguéla Technical Report”) entitled “Séguéla Project, Feasibility Study, Worodougou Region, Cote d’Ivoire”, with an effective date of May 26, 2021 prepared by Paul Criddle, FAUSIMM, Hans Andersen, MAIG, Paul Weedon, MAIG, Dave Morgan, AIMM, CPEng, Geoff Bailey, FIEAust, CPEng, NPER-E, REPQ, Shane McLeay, FAusIMM, and Niel Morrison, PEng. This Summary is subject to certain assumptions, qualifications and procedures described in the Séguéla Technical Report and is qualified in its entirety by the full text of the Séguéla Technical Report which is available for viewing on SEDAR at www.sedar.com and is incorporated by reference in this AIF, and is also filed with the SEC on EDGAR (available at www.sec.gov). Defined terms and abbreviations used herein and not otherwise defined shall have the meanings ascribed to such terms in the Séguéla Technical Report.

As the Séguéla Technical Report was prepared by Roxgold prior to the completion of the Roxgold Acquisition, references in the following Summary to “the Company” or “the Issuer” refer to Roxgold.

1.1            Introduction

Roxgold Inc. (“Roxgold”, the “Company” or the “Issuer”) has compiled a Technical Report on the Séguéla Property (“Séguéla”, the “Project”, the “Séguéla Property”, the “Séguéla Gold Project” or the “Séguéla Project”) in the Worodougou Region of the Woroba District, Côte d’Ivoire. This Technical Report is prepared in accordance with the reporting requirements set forth in National Instrument 43 101 – Standards for Disclosure for Mineral Projects (“NI 43-101”), Companion Policy 43-101CP, and Form 43-101F1.

1.2            Property Description, Location and Access

The Séguéla Gold Project is located approximately 500 km from Abidjan, via major highways to Séguéla. From Séguéla, the property’s Antenna, Ancien, Agouti, Boulder and Koula deposits are accessed via 40 km of unsealed roads. The Séguéla Gold Project covers an area of 35,360 hectares, defined by two exploration permits (Permis de Recherche Miniére No. 252 and Permis de Recherche Miniére No. 638).

Permis de Recherche Miniére No. 252 has received its second renewal and is due to expire on December 17, 2021. The Antenna, Ancien, Koula, Agouti and Boulder deposits are located on this permit.

Permis de Recherche Miniére No. 638 is a three-year permit due to expire 18 October 2023, which surrounds Permis de Recherche Miniére No. 252.

Provided minimum expenditure requirements are met, Mineral Exploration Permits in Côte d’Ivoire are subject to automatic grants of renewal applications for two terms of three years each, and a special third term of no more than two years.

Ivorian Mineral Exploration Permits, within their boundaries, entitle the holder exclusive rights to explore for the nominated mineral commodities specified (in this case, gold), as well as encumbrance- free disposal of materials extracted during exploration process.

In addition to the Environmental Permit obtained on 22 September 2020, the Exploitation Permit (Permis d’Exploitation No. 56) was granted by the Council of Ministers on 9 December 2020, and signed as a decree by the President of Côte d’Ivoire (Decree No.2020-960 dated 9 December, 2020 on gold exploitation permit in Séguéla department). This permit covers an area of 353.6 km2 and is valid for 10 years, with opportunities to renew as further growth and expansion is proven.

The Séguéla Gold Project is accessible year-round by road vehicle. Bituminised national highways of variable quality facilitate transport between Abidjan, Yamoussoukro, and the nearest major town to the Property; Séguéla (population c. 65,000). From Séguéla, unsealed roads provide access to the Séguéla Gold Project through the minor village of Fouio (population c. 3,000).

The Séguéla Gold Project is located within a tropical savannah climatic region on the southern margin of the Sahel Savannah. This climatic zone is typified by high average temperatures, and a distinct wet season and dry season. The average annual temperature for Séguéla is 25.3°C, with an annual average rainfall of 1,268 mm. August and September are the wettest months of the year. Temperatures do not vary greatly over the course of the year, with average monthly temperatures ranging from 23.5°C in August, to 26.9°C in March. Minima and maxima vary more, but not in the extreme, with August’s minimum and maximum temperatures being 19.5°C and 27.6°C respectively, while February shows the greatest range from 19.5°C to 33.4°C.

The Séguéla Gold Project occurs in a region of low forested hills, with elevations averaging 347 m above sea level. The vegetation of the region is tropical savannah woodland. The area surrounding and covering the Séguéla Gold Project is extensively cropped for cashews, and to a lesser extent, cacao.

The Séguéla Gold Project contains a 40-person exploration camp proximal to the Antenna deposit and is serviced by electrical power mains from the National Grid. Water is drawn via on-site bores with potable water available from an on-site reverse osmosis plant. Food supplies are freighted by road from Yamoussoukro; approximately 270 km.

1.3            History

The Séguéla permit (Permis de Recherche Miniére No. 252) was granted to local Ivorian company, Geoservices CI in February 2012. The Property was subsequently transferred to a local Ivorian joint venture company, Mont Fouimba Resource in late 2012. Transferral of the permit then occurred in 2013 to Apollo Consolidated Ltd (“Apollo”); an exploration company listed on the Australian Securities Exchange (code: AOP), which was the 51% shareholder in Mont Fouimba, with Geoservices CI holding the remaining 49%. In February 2016, Apollo announced the signing of an Option to Purchase Agreement by Newcrest Mining Ltd (“Newcrest”), for the Séguéla Project. In February 2017, the permit was subsequently transferred to LGL Exploration CI S.A; a wholly owned subsidiary of Newcrest. In April 2019, the Issuer acquired the Séguéla Project from Newcrest through the acquisition of LGL Exploration CI S.A. Newcrest acquired the adjacent permit (Permis de Recherche Miniére No. 638) to Séguéla permit (Permis de Recherche Miniére No. 252) on 19 October 2016. This was also acquired by the Issuer in April 2019.

Throughout this period, there have been two renewals of the Séguéla permit (Permis de Recherche Miniére No. 252), with the permit due to expire on 17 December 2021.

Prior to this period, there is evidence to suggest that the ground contained within permit no. 252 was held by Randgold Resources (“Randgold”), with press releases from Apollo referring to trenching completed by Randgold over the Gabbro, Porphyry and Agouti prospects within the current permit limits.

1.4            Geology Setting, Mineralisation and Deposit Types

The Séguéla Property is situated within the Paleoproterozoic (“Birimian”) Baoule-Mossi Domain of the West African Craton. Two cycles of volcanism/sedimentation are recognised within the Birimian rocks of the Baoule-Mossi Domain; each followed by a period of orogenesis, and together described as the Eburnian Orogeny which is dated c. 2.19–2.08 Ga. Rocks of the Baoule-Mossi Domain are primarily polyphase granitoids, and volcano-sedimentary sequences forming granite-greenstone terranes. The first cycle of sedimentation and orogenesis (“Eburnian 1”) is described by the accumulation of volcanic and volcaniclastic rocks; then subsequently intruded by early stage granitoids. Following a period of uplift and erosion, the Eburnian 2 cycle is described by the filling of intra-montaine basins with predominantly arenaceous sediments of the Tarkwaian Series.

The Antenna deposit occurs within a greenstone package deposited during Eburnian 1, that comprises (west to east) an ultramafic hangingwall, which is in presumed fault contact with an interlayered package of felsic volcaniclastic rocks and flow banded rhyolitic units, which are then in contact with a mafic (basaltic) footwall unit. The faulted contacts between the mafic/ultramafic units and the felsic assemblage converge to the south of the deposit forming a wedge shape to the felsic package.

The Antenna gold deposit is considered to be an orogenic lode-style gold system, hosted by a brittle- ductile quartz-albite vein stockwork predominantly contained within flow banded rhyolite units. The stockwork lode varies in width roughly in proportion with the widths of the rhyolitic units which host it (approximately 3–40 m) and extends over a strike length of approximately 1,350 m. Stockwork veins which host mineralisation show two principal orientations; steep east-dipping and steep west-dipping. Veins in the steep west-dipping orientation range from being ptygmatically folded to undeformed, while veins in the east-dipping direction may be variably boudinaged to undeformed. This evidence suggests syn-deformational emplacement of the vein sets during west and east movement along the main fault structures within the region. Mineralisation occurs as free gold, associated with pyrite and pyrrhotite. Alteration assemblages associated with this mineralisation assemblage vary from proximal intense silica – albite ± biotite ± chlorite alteration, through medial silica-albite-sericite ± chlorite assemblages, to more distal sericite-carbonate (ankerite/calcite) and carbonate-magnetite assemblages. Pyrite is the dominant sulphide associated with higher-grade mineralisation within proximal alteration zones, while sulphide mineralogy is pyrrhotite dominated in medial and distal assemblages and is associated with lower grade gold mineralisation.

The Ancien deposit is associated with an interpreted D2 sinistral shear zone, informally labelled the Ancien Shear, within the East Domain and comprises (from west to east) a chloritic pillow basalt footwall overlain by a foliated/sheared tholeiitic basalt unit, which is in turn overlain by a second chloritic pillow basalt hangingwall unit which is gradational into a coarser grained porphyritic basalt unit. Generally narrow quartz-feldspar-biotite porphyries crosscut and intrude all other lithologies and are interpreted as late intrusives.

The Koula deposit is situated within the same package of mafic rocks as the Ancien deposit, which is informally labelled as the Ancien-Koula corridor. Koula is similarly hosted within a strongly foliated/sheared thoeliitic basalt unit within a broader sequence of pillow basalt.

At both the Ancien and Koula deposits significant mineralization is restricted to the more reactive and competent tholeiitic basalt unit and is best developed in zones of strong brittle-ductile brecciation and shearing, with selective sericite+/-silica alteration and intense quartz and quartz-carbonate veining. Mineralization occurs as free gold, predominantly as small grains within microfractured milky-white quartz veins and associated with pyrite and lesser pyrrhotite at Ancien, that trends to being more pyrrhotite dominant at Koula. Generally lower grade mineralization is also developed at the margins of felsic porphyries that intrude the tholeiitic basalt, and in zones of increased brecciation and veining within these porphyries.

The Boulder and Agouti prospects are both located within a distinct northerly-trending litho-structural corridor that extends from Boulder in the south to Gabbro in the north. Regional mapping has defined a broad package of pillow basalts and intercalated basaltic sediments, flanked to the west by a discontinuous gabbro unit and regionally extensive doleritic sequence. The basaltic units are extensively intruded by quartz-feldspar-biotite porphyritic felsic intrusives.

Gold mineralization at the Boulder and Agouti prospects is associated with strongly foliated or mylonitized, quartz/quartz-carbonate veined basalt and the margins of the felsic intrusives. Generally lower grade mineralization occurs internal to the felsic intrusives where they are brecciated or extensively veined. The highest gold grades generally correlate with the intersection of NNE and NW- trending structures. Mineralization occurs as free gold within a network of milky white quartz veins and associated with foliation or quartz/quartz-carbonate vein-controlled pyrite and minor pyrrhotite.

1.5            Exploration and Drilling

Exploration at the Séguéla Gold Project has been undertaken by Randgold (pre-2012), Apollo (2012– 2016), Newcrest (2016–2017) and Roxgold (2019 onwards).

This previous exploration activities included construction of a 40-person exploration camp and core storage/logging facilities, geological mapping, purchase and interpretation of aeromagnetic data, soil, trench, and artisanal dump sampling, aircore (“AC”) and reverse circulation (“RC”) drilling.

As of the effective date of the Séguéla Technical Report, Roxgold has completed 121,272 metres of RC and diamond drilling (“DD”) since the acquisition of the Séguéla Project in April 2019 from Newcrest.

Since the acquisition of the project in April 2019, Roxgold has completed reconnaissance AC and RC drilling at Ancien, Agouti, Boulder, Bouti, Elephant, Folly, P1, P3, Kwenko West, Gabbro, Porphyry, Rollier, Sunbird and resource definition (RC and DD) drilling at the Antenna, Ancien, Agouti, Boulder, and Koula deposits. Xcalibur Airborne Geophysics Pty Ltd of South Africa conducted an aeromagnetic survey across the project in December 2019 and January 2020, with the results used to further enhance the prospectivity mapping and structural understanding of the mineralization controls.

At the time of Roxgold’s acquisition in April 2019, 28 prospects were identified from historic geochemistry and geophysical surveys with exploration activities actively testing 6 of these in 2019. Exploration activities including geological mapping, collection and interpretation of aeromagnetic data, soil, trench and artisanal dump sampling, AC, RC, DD and RC with a diamond core tail drilling are continuing to advance the remaining prospects, with ongoing exploration and target generation activities continually identifying additional prospects such that at least 30 targets require additional follow-up exploration.

1.6            Sampling, Analysis and Data Verification

A qualified person who authored the Séguéla Technical Report verified the data disclosed therein, which, among other things, underpins the disclosure of the Mineral Resource estimate contained in the Séguéla Technical Report and is of the opinion that data collection and verification procedures adequately support the integrity of the database. Verification was made through the on-site assessment of the data collection facilities at Séguéla, discussions held with the geologists responsible for monitoring of the drilling activities, review of sampling and data capture procedures, discussions with the data management staff responsible for the integrity of the digitally stored data, and validation of the relational database supplied for use in Mineral Resource estimation.

1.7            Mineral Processing and Metallurgical Testing

Previous owner, Newcrest, conducted a round of Leachwell assay test work on 61 samples from drillhole SGDD001 in 2018. Comparison of the Leachwell tests to fire assays for the samples set (four- hour bottle roll used for leach testing of a nominal 1 kg sample) demonstrated a near 1:1 correlation of results. This was used to conclude that the material is non-refractory, and therefore amenable to standard carbon-in-leach (“CIL”) treatment for extraction.

Roxgold supervised the metallurgical testing work completed by ALS Metallurgy assay lab in Perth, Australia on representative samples from the Antenna, Agouti, Boulder, Ancien, and Koula deposits in 2019 to 2021. Five test work programs were performed: (1) A19864 conducted between April and June 2019; (2) A20661 conducted between December 2019 and January 2020; (3) A20721 conducted between February and July 2020; (4) A21926 conducted between January and February 2021; and (5) A21707 conducted also between January and February 2021.

As the Antenna deposit hosts the majority of the Séguéla Gold Project’s Mineral Resource and it forms the majority of mill feed ore projected to be utilized in the feasibility study, it was examined more comprehensively and represents the basis for the mineral processing design criteria. Satellite deposits in the form of Agouti, Boulder, Ancien and Koula were also tested throughout the five programs for confirmation purposes. Test work included comminution test work, head assays, mineralogical analysis, grind establishment test work, gravity gold recovery and cyanide leach test work, flotation test work, carbon adsorption test work, oxygen uptake test work, preg-robbing test work, cyanide detox test work, sedimentation and rheology test work, and acid mine drainage test work.

Samples tested were reasonably competent with average Bond Rod and Ball Mill Work Indices of 21.8kWh/t and 19.7 kWh/t respectively, being amenable to a simple comminution circuit design.

The test work showed that leaching is substantially complete within 24 hours and there is no apparent preg-robbing or refractory characteristics in the ores tested. Furthermore, it showed a fast-initial leaching rate with more than 80% of the stage extraction completed within the first 2 hours of cyanidation. The highest gold recovery was achieved for tests incorporating gravity recovery and elevated dissolved oxygen levels for the duration of the leach.

The ore tested across all deposits exhibited a degree of grind sensitivity with an optimal grind size of 75 micron being confirmed for all extraction test work. The results of that program, were very encouraging, indicating free milling of the ore with good leach kinetics and overall recoveries averaging 94.5%.

As such, based on the test work to date, a flowsheet featuring single stage SAG grinding followed by gravity concentration and cyanidation of the gravity tailings has been adopted. Roxgold believes that with the process plant and recovery methods described in the Séguéla Technical Report, an average project gold recovery of 94.5% at the life-of-mine average grade of 2.8 g/t. can be expected.

1.8            Mineral Resource Estimates

Roxgold has completed Mineral Resource estimates for the Antenna, Ancien, Agouti, Boulder and Koula deposits based on the drill hole data available to 31 March 2021. The reported Koula Mineral Resource is an update to the maiden Inferred Mineral Resource reported on November 30, 2020. No changes are reported for the Antenna, Agouti, Boulder and Ancien deposit Mineral Resources reported on November 30, 2020.

Table 1:      Séguéla Mineral Resource Statement Summary

Séguéla Mineral Resource effective as at 31 March 2021

	Indicated						Measured & Indicated			Inferred
Measured	Tonnes (Mt)	Grade (g/t Au)	Metal (000 oz)	Tonnes (Mt)	Grade (g/t Au)	Metal (000 oz)	Tonnes (Mt)	Grade (g/t Au)	Metal (000 oz)	Tonnes (Mt)	Grade (g/t Au)	Metal (000 oz)
Antenna	-	-	-	8.2	2.2	586	8.2	2.2	586	1.1	1.9	69
Ancien	-	-	-	1.4	5.4	250	1.4	5.4	250	0.0	10.6	11
Agouti	-	-	-	1.4	2.4	111	1.4	2.4	111	0.1	1.8	6
Boulder	-	-	-	1.7	1.7	97	1.7	1.7	97	0.1	1.2	3
Koula	-	-	-	1.2	7.4	285	1.2	7.4	285	0.2	3.0	14
Total	-	-	-	14.0	3.0	1,328	14.0	3.0	1,328	1.5	2.2	104

Notes:

(1)  Mineral Resources are reported in accordance with NI 43-101 with an effective date of 31 March 2021, for the Séguéla Gold Project.

(2)  The Séguéla Mineral Resources are reported on a 100% basis at a gold grade cut-off of 0.3g/t Au for Antenna and 0.5g/t gold (“Au”) for the satellite deposits, based on a gold price of $1,700/ounce and constrained to MII preliminary pit shells.

(3)  The identified Mineral Resources in the block model are classified according to the “CIM” definitions for the Measured, Indicated, and Inferred categories. The Mineral Resources are reported in situ without modifying factors applied.

(4)  The Séguéla Mineral Resource Statement was prepared under the supervision of Mr. Hans Andersen, Senior Resource Geologist at Roxgold Inc. Mr. Andersen is a Qualified Person as defined in NI 43-101.

(5)  All figures have been rounded to reflect the relative accuracy of the estimates and totals may not add due to rounding.

(6)  Mineral Resources that are not Mineral Reserves do not necessarily demonstrate economic viability.

(7)  Mineral Resources are reported inclusive of Mineral Reserves

(8)  The Séguéla Gold Project is subject to a 10% carried interest held by the government of Cote d’Ivoire

Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing or other relevant issues.

The Mineral Resource estimate incorporates data from all RC and DD holes to date comprising 125,510 metres in 910 drillholes targeting Antenna, Ancien, Agouti, Boulder, and Koula. A total of 216 RC and DD drill holes (32,263 metres) define the Antenna deposit on a drill hole spacing that ranges from 20 metres to 100 metres apart along a strike extent of 1,700 metres. A total of 144 RC and DD drill holes (24,877 metres) define the Ancien deposit on a drill hole spacing that ranges from 25 metres to 50 metres apart along a strike extent of 500 metres, which remains open along strike to the south and at depth. A total of 145 RC and DD drill holes (23,397 metres) define the Koula deposit on a drill hole spacing that ranges from 25 metres to 100 metres apart along a strike extent of 600 metres. The Koula deposit remains open along strike to the south and at depth, similar to the Ancien deposit.

The Agouti deposit covers three main zones defined by a total of 216 RC and DD holes (23,208 metres) on a drill hole spacing that ranges from 25 metres to 50 metres apart along a strike extent of 1.3 kilometres. The Boulder deposit is defined by a total of 189 RC and DD holes (21,765 metres) on a drill hole spacing that ranges from 25 metres to 50 metres apart along a strike extent of 1.1 kilometres. Both the Boulder and Agouti deposits remain open along strike and depth.

The Ancien, Agouti, Boulder and Koula Mineral Resource models were developed using Leapfrog Geo and Micromine software. Antenna’s Mineral Resource model was developed using Geovia’s Surpac software. All gold assays from drillholes were composited to 1.0-meter intervals within the mineralised wireframes at Antenna, Agouti, Ancien, Boulder and Koula deposits. Top-cuts were applied to individual domains based on the analysis of gold grade outliers within the statistical data populations and ranged between 1.5 g/t to 80.0 g/t Au.

Geostatistical exploratory data analysis, variogram modelling and Mineral Resource model validation was conducted using Snowden Supervisor software.

The Mineral Resource model gold grades were estimated using a combination of Ordinary Kriging and Inverse Distance methods using a multiple pass approach to inform the mineral resource model. The grade estimates are validated visually by sectional comparison and through statistical approaches that encompass traditional validation methods, such as Swath plots comparing composite and block model values for each deposit.

Mineral resource models and drill hole data at the Séguéla Project utilise the WGS84 (Zone 29N) coordinate system. Block model parameters are shown in Table 85 and the list of attributes within the models are shown in Table 86. The Antenna block model used a parent cell size of 5 m x 10 m x 5 m (XYZ) with standard sub-celling to 1.25 m x 2.5 m x 1.25 m, while the satellite deposits used a parent cell ranging between 5-25 m in the respective XYZ axis to provide sufficient volume resolution to the modelled mineralisation lodes.

Density values were assigned to the Mineral Resource models based on ascribed oxidisation state and lithological unit, with mineralisation being assigned the density of its predominant host. A density of

1.2 to 1.8 t/m3 was assigned to transported and alluvial sediments, with a range of 1.8 to 2.2 t/m3 assigned to the oxidised weathered profile and a range of 2.67 to 3.20 t/m3 assigned to fresh rock lithologies.

On 31 March 2021, Séguéla Mineral Resources were reported constrained by preliminary pit optimisations generated in Micromine to satisfy the definition of Mineral Resources having reasonable prospects for eventual economic extraction, and are based on the following parameters:

•	Assumed gold price of $1,700 per troy ounce

•	Assumed mining recovery of 90% and mining dilution of 10%

•	Assumed processing recovery of 94.5%

•	Overall slope angle of 52˚ to 58˚ for Antenna, 54˚ for Agouti, 55˚ for Ancien, 54˚ to 57˚ for Koula and 57˚ for Boulder

•	Assumed mining costs of $1.97 per tonne for Antenna and $2.28 per tonne for the satellite deposits

•	Assumed total processing costs (including G&A) of $21.64 per tonne

•	Assumed total selling costs (includes state and third-party royalties) of $121.60/oz

The Mineral Resource models were classified into Indicated and Inferred Mineral Resource categories based on analysis of the following criteria; number of samples informing the estimate, sample spacing, average sample distance, kriging efficiency and slope of regression outputs, drill hole and sample QAQC thresholds and geological confidence in modelled interpretations, grade continuity and level of geological understanding at each deposit.

1.9            Mineral Reserves Estimates

The Mineral Reserve estimate was prepared as of 31 March 2021 and is consistent with the CIM Definition Standards for Mineral Resources and Mineral Reserves reporting. The Mineral Reserve estimate is stated at a $1,500 per ounce gold price and based on the Mineral Resource block models.

Mineral Reserves for the Séguéla Gold Project are based on conversion of Indicated Mineral Resources to Probable Mineral Reserves within the final pit designs constrained to an ultimate pit shell generated from open pit optimizations at a $1,500 per ounce gold price with the incorporation of appropriate mining recovery and mining dilution estimations. No Measured Mineral Resources that would have been converted to Proven Mineral Reserves were part of the Mineral Resource model for any of the deposits. Inferred Mineral Resources were not included in the Mineral Reserves estimate. Where Inferred Mineral Resources existed within the final pit design, they were assigned a null Au grade and was classified as waste in the pit optimisation process.

Table 2 summarizes the open pit Mineral Reserve estimate for the Séguéla Gold Project that includes the Antenna, Koula, Ancien, Agouti and Boulder deposits.

Table 2:      Séguéla Mineral Reserves Estimate Summary

Séguéla Mineral Reserve effective as of 31 March 2021

	Proven			Probable			Proven + Probable
	Tonnes	Grade	Metal	Tonnes	Grade	Metal	Tonnes	Grade	Metal
	(Mt)	(g/t Au)	(000 oz)	(Mt)	(g/t Au)	(000 oz)	(Mt)	(g/t Au)	(000 oz)
Antenna	-	-	-	7.2	2.1	482	7.2	2.1	482
Koula	-	-	-	1.2	6.5	243	1.2	6.5	243
Ancien	-	-	-	1.3	4.9	211	1.3	4.9	211
Agouti	-	-	-	1.2	2.2	88	1.2	2.2	88
Boulder	-	-	-	1.1	1.8	64	1.1	1.8	64
Total	-	-	-	12.1	2.8	1,088	12.1	2.8	1,088

Notes:

1.	Mineral Reserves are reported in accordance with NI 43-101 with an effective date of 31 March 2021, for Séguéla.

2.	The Séguéla Mineral Reserves are reported on a 100% basis at an incremental gold grade cut-off of 0.54 g/t Au for Antenna, 0.55 g/t Au for Agouti, 0.55 g/t Au for Boulder, 0.56 g/t Au for Koula and 0.56 g/t Au for Ancien deposits based on a gold price of $1,500/ounce, constrained to optimization pit shells and only Proven and Probable categories reported within the final pit designs.

3.	The Mineral Reserves pit design were completed based on overall slope angle recommendations of between 37° and 57° for Antenna, Koula and Agouti deposits from oxide to fresh weathering profiles, between 34° and 56° for Ancien deposit from oxide to fresh weathering profiles and 37° and 60° for Boulder deposit from oxide to fresh weathering profiles.

4.	The Mineral Reserves are reported with modifying factors of 15% mining dilution and 90% Mining recovery applied.

5.	Mineral Reserves reported based on each open pit deposit demonstrating economic viability.

6.	The identified Mineral Reserves in the block model are classified according to the "CIM" definitions for the Proven and Probable categories.

7.	The Séguéla Mineral Reserves Statement was prepared under the supervision of Mr. Shane McLeay, Principal Mining Engineer at Entech Pty Ltd. Mr. McLeay is a Qualified Person as defined in NI 43-101.

8.	All figures have been rounded to reflect the relative accuracy of the estimates and totals may not add due to rounding.

9.	The Séguéla Gold Project is subject to a 10% carried interest held by the government of Cote d'Ivoire.

Roxgold is not aware of any known environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant issues that could potentially affect this Mineral Reserve estimate. The reported Mineral Reserve may be affected by future study assessments of mining, processing, environmental, permitting, taxation, socio-economic and other factors.

1.10            Mining Methods

A geotechnical study was completed on the Séguéla Gold Project by Entech. The study provided details on pit slope recommendations for the different weathering zones, material type and orientations for each deposit of the Séguéla Gold Project. Outcomes and recommendations from the study translated into inputs for the open pit optimization and mine design phases.

Input mining unit rates for open pit optimization was generated from two cost models built up from first principles, a contractor cost model generated from reputable West African Mining Contractors request for quotation (“RFQ”) submissions, and an owner operator cost model generated by Entech utilising their West African database and benchmarked against contractors RFQ submissions.

Mine designs were generated for each deposit utilising the selected optimum pit shells as a guide incorporating geotechnical parameters, minimum mining dimensions and mining equipment considerations. Designs included bench by bench convention and ramps from the crest to the bottom of the pit with waste dumps designed adjacent to the planned open pit voids to minimise haulage distances.

The Séguéla Gold Project will consist of the simultaneous exploitation of the Antenna deposit and the satellite deposits at Koula, Ancien, Agouti, and Boulder. The overall strategy is to have production from these satellite deposits complement the production from Antenna.

A conventional open pit mining method will be utilized for the Séguéla Gold Project with no free digging assumed for any of the weathering zones. All material will be mined via drilling and blasting activities, followed by conventional truck and shovel operations within the pits for movements of ore and waste material. Mining of benches is proposed using 5.0 m benches done in two 2.5 m flitches.

Mining operations will occur year-round with Roxgold engaging a mining contractor for initial operations, before switching to an owner mining arrangement after 3.5 years. A common pool of equipment will be used and scheduled across all active pits so that movement between the pits is minimized and consumables and spare parts are shared within the fleet.

A total of fourteen mining stages were designed and scheduled for the Séguéla Gold Project, consisting of individual pits or pit stages within a final pit design. Consideration for pit stages was for planning and scheduling practicality purposes. The schedule utilizes the pit and phase designs and stockpiling strategy to fill the mill at 1.25 million tonnes per annum (“Mtpa”) initially and then increasing to 1.57 Mtpa in year 3.

The mine schedule delivers 12.1 Mt of ore grading 2.8g/t gold to the mill over a nine-year mine life, including three months of pre-production.

1.11	Processing and Recovery Operations

The feasibility study in the Séguéla Technical Report contemplates a single stage primary crush/SAG milling comminution circuit where the ore will be drawn from the ROM bin via an apron feeder, scalped via a vibrating grizzly with the undersize reporting directly to the discharge conveyor and the oversize reporting to a primary jaw crusher for further size reduction. All crushed and scalped material will by conveyed to a surge bin. Crushed ore and water will be fed to the mill.

The mill will operate in closed circuit with hydrocyclones, with cyclone underflow reporting to the mill feed. A portion of the cyclone underflow slurry will be fed to the gravity circuit for recovery of gravity gold. The gravity concentrator tailings will flow to the cyclone feed hopper, while the gravity concentrate will report to an intensive leach circuit. Gold in solution will be recovered in a dedicated electrowinning system.

Screened cyclone overflow will be thickened prior to the CIL circuit. Loaded carbon drawn from the CIL circuit will be stripped by the split AARL method. The resultant gold in solution will be recovered by electrowinning. Recovered gold from the cathodes will be filtered, dried, and smelted in a furnace to doré bars.

The feasibility study assumes a forecast gold recovery rate of 94.5% for the life of the production plan. A gold price of $1,600/oz based on analyst consensus was used for the economic analysis.

The Séguéla Gold Project is expected to produce gold doré which is readily marketable on an 'ex- works' or 'delivered' basis to several refineries in Europe and Africa. There are no indications of the presence of penalty elements that may impact the price or render the product unsalable.

Payment terms are widely available in the public domain and vary little from refinery to refinery.

1.12	Infrastructure, Permitting and Compliance Activities

The tailings system will comprise of two parallel tailings lines and associated tailings pumps. The tailings storage facility (“TSF”) will comprise a side-valley storage formed by two multi-zoned earth-fill embankments, designed to accommodate 13.0 Mt of tailings, and built utilising the downstream construction methodology. The TSF will be designed to comply to ANCOLD (2019) guidelines and will include a HDPE geomembrane liner.

A water storage dam supplied with runoff water, mine dewatering and underground water will be the main collection and storage pond for clean raw and process water.

The envisioned power supply is through a connection to the Côte d’Ivoire electricity grid by a 2,400 m tee into the 90kV powerline from the Laboa to Séguéla substation. The Séguéla substation is fed via an existing 90kV transmission line from the 225/90kV Laboa substation. The Laboa substation is part of a 225kV ring main system around the country where various sources of generation are connected and, being a large ring main, offers a great deal of redundancy at 225kV. The grid supply from Côte d’Ivoire is, by world standards, economically priced and much more financially favourable than other options including self-generation as the tariff is based on a mix of hydro and thermal generation with a large portion of hydro.

The Séguéla Gold Project’s peak total greenhouse gas (“GHG”) emissions is projected at 67,676 tCO2e. Based on fuel and energy consumption and the total production of gold, the Séguéla Gold Project’s energy and GHG emission intensities are estimated at 4.39 GJ/oz and 0.58 tCO2e/oz, respectively.

The primary environmental approval required to develop the Séguéla Gold Project is decreed by the Ivorian Environment Minister and is necessary for the issuance of the mining license. Roxgold has contracted the consulting firm CECAF to undertake the project baseline studies and compile the environmental and social impact assessment (“ESIA”) required to obtain the environmental decree. The ESIA identifies the potential social and environmental impacts of the development of the project and proposed mitigation measures. Part of the ESIA, a conceptual resettlement action plan has been developed for any physical or economic displacement of people or communities as a result of the project’s development as well as a conceptual mine closure plan.

Following environmental and social studies, public consultations, and governmental examination, the ESIA for the Séguéla Gold Project has been approved by the Ministry of Environment and Sustainable Development by decree signed on September 22, 2020 (Decree No.00261 dated September 22, 2020, on ESIA approbation for the exploitation of a gold mine in Séguéla department). This decree allows the project to be built and exploited in accordance to the conditions listed into the environmental permit application file and the decree.

Currently, there is no permanent artisanal (“ASM”) settlement on the identified deposits or nearby, with the presence of only few hundred ASM miners from time to time in the project area. The ASM activities can be characterized as being unauthorized, dispersed, intermittent and not mechanized for the exploitation of the deposits. Because of the implementation of a stakeholder management plan ensuring a good relationship between the company and the local authorities, village leaders, landowners, plus regular monitoring of the land occupancy on the exploration sites and the intervention of the authorities to avoid the establishment of organized ASM, the ASM activities in the project area can be qualified as being controlled.

The conceptual closure plan presented in the ESIA assumes the mine areas will be reclaimed to a safe and environmentally sound condition consistent with closure commitments developed in compliance with the national practices and regulations, and consistent with IFC and other guidelines.

At the end of 2020, in addition of the Environmental Permit, the Exploitation Permit was granted by the Council of Ministers on December 9, 2020, and signed as a decree by the President of Côte d’Ivoire (Decree No.2020-960 dated December 9, 2020 on gold exploitation permit in Séguéla department). This permit covers an area of 353.6 km2 and is valid for 10 years, with opportunities to renew as further growth and expansion is proven.

1.13	Capital and Operating Costs

The capital required to develop Séguéla Gold Project is estimated to be $142 million (including $8 million contingency) with an additional $173 million of sustaining capital and $11 million of closure costs over the nine-year mine life. The mining pre-production capital relates to mining activities, plant and infrastructure construction activities and owners team assembly prior to first material being delivered to the processing facility, where 315,000 tonnes of ore and 625,000 tonnes of waste are mined in order to establish a reasonable stockpile ahead of processing operations commencing. All contractor mobilization and setup costs are included in the pre-production capital allowance.

The processing plant capital relates to a facility with a nominal hard rock throughput of 1.25 Mtpa and compliant with other key process design criteria summarized in Section 17. The capital cost estimate is based on a fixed sum engineering, procurement and construction (“EPC”) implementation approach and horizontal (discipline based) construction contract packaging. The EPC costs originate from a firm price from a reputable, experienced EPC contractor selected via a competitive tendering process. These costs include the procurement of equipment, materials and services to construct the complete process plant on a fixed cost basis as defined by the EPC scope of work.

The infrastructure pre-production cost includes site roads, utilities, buildings, mobile equipment, electrical distribution, tailings management facility, and water storage dam. The sustainability pre- production cost includes land compensation, livelihood restoration, and COVID-19 management and medical expenses.

Operating costs, which includes mining, processing, general and administrative costs, royalties and refining costs totals $652 per payable ounce of gold sold over the nine-year operating plan in the feasibility study. AISC, which includes sustaining capital, reclamation, and corporate general and administration totals $832 per payable ounce of gold sold over the nine-year operating plan in the feasibility study.

1.14	Economic Analysis

The Séguéla Gold Project has been evaluated on a discounted cash flow basis. The results of the feasibility study analysis show the project to be economically very robust. The pre-tax net present value with a 5% discount rate (NPV5%) is $455 million and with an IRR of 53% using a base gold price of $1,600/oz. The economic analysis assumes that Roxgold will provide all development funding via inter-company loans to the mine operating entity, which will be repaid with interest from future gold sales. On this basis, over the nine-year operating mine plan outlined in the feasibility study, Roxgold’s 90% interest in the project is expected to provide an after-tax NPV5% of $380 million and an IRR of 49% at a gold price of $1,600/oz.

Payback period is expected to be 1.7-years at a gold price of $1,600/oz. Payback period is defined as the time after process plant start-up that is required to recover the initial expenditures incurred developing the Séguéla Gold Project.

Like most gold mining projects the key economic indicators of NPV5% and IRR are most sensitive to changes in gold price. A $200/oz reduction in the gold price would reduce Roxgold’s after-tax NPV5% by $109 million and reduce the IRR by 11%. A $200/oz increase in the gold price would increase Roxgold’s NPV5% by $98 million and increase the IRR by 15%.

The cash flow analysis has been prepared on a constant 2021 US dollar basis. No inflation or escalation of revenue or costs has been incorporated.

1.15	Conclusions and Recommendations

Roxgold, in collaboration with independent consultants, has prepared a DFS which confirms the continued economic viability of the Séguéla based on Mineral Reserves. This Technical Report provides a summary of the results and findings from each major area of investigation to a level that is considered to be consistent with that normally expected with feasibility studies for resource development projects. The financial analysis performed from the results of this study demonstrates the robust economic viability of the proposed Séguéla Project using the base case assumptions considered.

Analysis of the results of the investigations has identified a series of risks and opportunities associated with each of the technical aspects considered for the development of the proposed project.

The key risks include:

•	Environmental, permitting, legal, title, taxation, socio-economic, marketing, and political or other relevant issues could potentially materially affect access, title, or the right or ability to perform the work recommended in this Technical Report on the Séguéla Property. However, at the time of this report, the Authors are unaware of any such potential issues affecting the Séguéla Property and work programs recommended in this Technical Report;

•	The targeted mineralisation type may not be discovered or if discovered it may not be of sufficient grade and/or tonnage to warrant commercial exploitation;

•	Changes to metal price assumptions;

•	Changes to the technical inputs used to estimate gold content (e.g. bulk density estimation, grade interpolation methodology);

•	Geological interpretation (e.g. dykes and structural offsets such as faults and shear zones);

•	Changes to geotechnical, hydrogeological, and mining assumptions, including the minimum mining thickness; or the application of alternative mining methods;

•	Changes to process plant recovery estimates if the metallurgical recovery in certain domains is lesser or greater than currently assumed;

•	The main risks to the project phase are cost and schedule overrun of construction and commissioning activities. Associated with these risks are geotechnical ground conditions that could force relocation of certain infrastructure with potential impact on cost and construction schedule;

•	The cost and availability of construction materials for the mining operation;

•	The design is based on an average tailings beach slope of 0.8% (125H:1V). However, the beach slope is heavily dependent on the grind size and the ore blend. Thus, small changes in plant performance or design, ore type, or the ore blend have the potential to change the tailings beach slope, and therefore dam capacity;

•	The staged TSF embankment crest elevations are based on assumed tailings characteristics and throughput. Changes in these characteristics and/or throughput will result in changes in the achieved densities in the TSF;

•	Any changes to the life of Mine Plan or throughput will impact upon the tailings management requirements for the site. Any significant increases in total throughput may require an expansion review of the current TSF (in particular, the proximity to the plant site) and reconsideration of the closure plan;

•	There is a low risk that water seepage from the tailings storage facility may contaminate ground water. This risk is mitigated with the use of an HDPE liner, which the DFS contemplates;

•	The availability and reliability of grid power supply presents a risk. Permitting and delivery of the proposed grid connection may force extending the use of diesel generation longer than anticipated with an impact on power costs;

•	The nearby communities have expectations relating to job creation, community development and improvement in services and infrastructure. Meeting these expectations and minimizing impacts to regional infrastructure and community livelihood is a challenge resulting in possible dissatisfaction with Roxgold and the associated risks of community action against the project and loss of social license to operate; and

•	Endemic diseases will be monitored, with a malaria management plan in place to control standing water and mosquito populations. A COVID-19 management plan will be put in place to prevent a virus outbreak on site and to manage the situation should one occur.

The key opportunities include:

•	The Séguéla Property covers the entire greenstone belt exposure which hosts the Antenna, Ancien, Agouti, Boulder and Koula deposits, which is considered to be a strike continuation of the Senoufo greenstone belt which also hosts the Sissingue, Syama and Tongon gold deposits. The Séguéla Project is still under active exploration with potential for expansion of known gold deposits, the advancement of known prospects to drill stage (such as Sunbird), and the discovery of new prospects. These targets have the potential to increase the Mineral Resource base and enhance the potential economics of the Séguéla Project by adding additional ounces;

•	Further optimisations of the mining strategy may result in operating cost savings as well as optimized mine designs and scheduling resulting in a reduction in stripping ratio and overall project waste movement requirements;

•	Optimisation on the open pit and underground mining transition of the Koula and Ancien deposits. Optimal transition point from open pit to underground, lifting the pit floor up, reducing strip ratio and waste movement yielding an increase in the overall project NPV;

•	Optimisation in geotechnical pit slope angles for mine design improvements and reduction in the overall strip ratio;

•	Improvements in mining operating cost through commercial negotiations with preferred contractors may result in a lower mining cost;

•	Throughout the next engineering phases of the project, the optimisation of the plant throughput and/or opportunities to cost effectively increase plant throughput or allow for future expansion will be considered;

•	There is the opportunity to maximize the benefit of this project for local communities as an opportunity for social and economic development including social infrastructures, professional skills and all the other aspects of the Sustainability Development Goals (“SDGs”) where possible;

•	A good working relationship with local government, state services, traditional authorities, communities and other stakeholders such as the artisanal miners, is in place due to the quality of the early stakeholder’s engagement at the project. The opportunity to strengthen these existing relationships will help mitigate the risks of project delays due to unmet expectations amongst the community and other stakeholders; and

•	The area is favourable to project development without legally protected and internationally recognised biodiversity areas and mostly modified natural habitats mixed with agriculture, no traditional sites, low population density, plus no established villages within the project's footprint.

Analysis of the results and findings from each major area of investigation suggests several recommendations for further investigations to mitigate risks and improve the base case designs to be considered during the operation of the project. Each recommendation is not contingent on the results of other recommendations and can be completed in a single phase, concurrently. A summary of the recommendations as provided is as follows:

•	Additional Mineral Resource definition drilling (infill and extension) where applicable, to upgrade the Mineral Resource classification to Indicated and extend the known Mineral Resources;

•	Review and re-rank existing regional exploration results and targets followed by selective drill testing of those proximal to the defined Mineral Resource estimates;

•	Further extension and infill drilling of the down-plunge projections of high grade mineralization beyond the presently defined open pit limits in support of underground mining potential. If successful, this work should also consider trade-off studies to further optimise the final pit depths and the potential to mine current open pit ore via an underground operation;

•	Detailed structural analysis of the Antenna, Ancien, Agouti, Boulder and Koula deposits, based on high-quality oriented drill core, with a view to developing exploration models for analogue or related systems elsewhere within the Project;

•	Roxgold intends to continue with the systematic approach to the exploration and development of the Séguéla Project. Roxgold has budgeted for ongoing exploration, with approximately $5.4 million allocated for 2021, and will proceed with the recommended work as planned, with any future work to be planned contingent upon the results of this initial phase;

•	Finalization of the ground improvement requirements for critical structures at the process plant;

•	Investigate the potential for closer sources of construction materials, namely competent fill, sand and rock (aggregate) supply to minimise importation costs;

•	Carbon adsorption modelling for various combinations of carbon movement rates and concentration profiles should be considered. The test results from the DFS indicates that gold adsorption is below average for this slurry which was unexpected given the ‘clean’ nature of the ores. Confirmatory test work is recommended but not essential as the impact on the CIL / elution circuit design will be modest;

•	Undertake more comprehensive test work for silver and explore the economics to recover silver in the process plant;

•	An optimization study of the mining strategy, open pit to underground mining transition, and geotechnical pit slope angles to reduce strip ratio and waste movement yielding an increase in the overall project NPV. This study should be conducted in the next phase of engineering investigation in 2021 (approximately $530,000);

•	Tender the major construction (e.g. bulk earthworks, grid connection) and mining contracts to more accurately define the project costs and economics;

•	Continuing climate data collection on site to establish variation between project site and other long-term monitoring data sources;

•	Continue to engage effectively with all the stakeholders as the project develops including those concerned by the impacts on the regional infrastructures;

•	Further studies to investigate the impacts of the project on water quality and the long-term potential impacts of the tailings storage facility on surface and ground water quality;

•	Locate additional air quality and noise monitoring points at the boundary between the new project infrastructure and the closest villages to provide a more robust baseline; and

•	Consider the cover designs or dust suppression systems for the waste rock dumps and tailings facilities to minimize the generation of windblown dust from the surface of these facilities.

[End of Extract of Summary from Séguéla Technical Report]

Exploration Work Subsequent to the Séguéla Technical Report

Séguéla Project Exploration Results 2021

On September 7, 2021, the Company announced the results of extension and scout drilling at the Séguéla Project which has established continuity of high-grade mineralization at the Koula deposit, the Sunbird prospect and the Gabbro North prospect.

At the Koula deposit, a combined 7,115-meter, 24-hole Hanging Wall (HW) and Main Zone drill program continued to advance the high-grade Koula deposit with step-out drilling intersecting a new zone of hanging wall mineralization as well as infilling the extension of the high-grade Koula structure. Highlights of the step-out drilling include:

•	SGRD1217: 28.8 g/t Au over 7 meters from 80 meters (Hanging wall lode)

•	SGRD1209: 19.8 g/t Au over 11 meters from 124 meters, including 83.3 g/t Au over 3 meters from 128 meters (Hanging wall lode)

•	SGDD085: 6.1 g/t Au over 18 meters from 246 meters (Central lode)

At the Sunbird prospect, a 1,774 meter, 11-hole depth extension drilling program extended the mineralized envelope. Highlights of the drilling program include:

•	SGDD089: 17.2 g/t Au over 30 meters from 142 meters

•	SGDD087: 2.9 g/t Au over 20 meters from 110 meters

•	SGRC1306: 2.7 g/t Au over 12 meters from 63 meters

At the Gabbro North prospect, a 2,070-meter, 14-hole scout drilling program was conducted to follow up on the previous high-grade results intersected in the first scout drilling phase conducted by Roxgold in the second quarter of 2021. The results provided evidence of further continued high-grade mineralization. Highlights of the scout drilling include:

•	SGRC1236: 23.0 g/t Au over 4 meters from 109 meters, and 9.2 g/t Au over 5 meters from 117 meters

•	SGRC1239: 2.5 g/t Au over 5 meters from 17 meters

Please refer to the Company’s news release dated September 7, 2021 entitled “Fortuna intersects 17.2 g/t Au over 30m at Sunbird Prospect, Séguéla, Côte d’Ivoire and 17.9 g/t Au over 5.4m at Galgouli Prospect, Boussoura, Burkina Faso”, for full details.

On December 9, 2021, the Company the announced the results of a 13-hole, 3,059-meter drill program which tested the continuity and tenor of mineralization at depth and along strike to the south. Drilling at depth was designed to test projections of previous high-grade results a further 100 to 150 meters down plunge in the central zone and help refine the understanding of the structural controls. Drilling to the south extended drill defined mineralization a further 50 meters, helping refine the structural controls, with this area remaining open along strike and down-plunge. The geometry and style of mineralization is consistent with that seen at the Koula and Ancien deposits, located 1.5 kilometers and 5 kilometers to the north and south respectively, both of which are hosted in similar structural settings within the same lithology package. Highlights of the drill programme include:

•	SGRD1365:	9.4 g/t gold over an estimated true width of 7 meters from 197 meters

•	SGRD1366:	17.5 g/t gold over an estimated true width of 6.3 meters from 205 meters

•	SGRD1367:	14.8 g/t gold over an estimated true width of 1.4 meters from 214 meters and

52.2 g/t gold over an estimated true width of 1.4 meters from 242 meters

•	SGRD1368:	3.4 g/t gold over an estimated true width of 3.5 meters from 269 meters

•	SGRD1370:	8.0 g/t gold over an estimated true width of 8.4 meters from 241 meters

•	SGRD1376:	6.5 g/t gold over an estimated true width of 10.5 meters from 143 meters

Please refer to the Company’s news release dated December 9, 2021 entitled “Fortuna drills 16.5 g/t gold over 6.3 meters at Séguéla and provides exploration update”, for full details.

Séguéla Project Maiden Inferred Mineral Resource

On March 15, 2022, the Company announced a maiden Inferred Mineral Resource for the Sunbird discovery at the Séguéla Project. The Company estimates the Sunbird deposit contains an Inferred Mineral Resource of 3.4 million tonnes at an average grade of 3.16 g/t Au containing 350,000 gold ounces (refer to Table 1). The Inferred Mineral Resource will not materially change the existing Mineral Resource estimate at the Séguéla gold Project or impact its current construction plan.

Table 1: Sunbird deposit maiden Inferred Mineral Resource estimate

Classification	Tonnes	Au (g/t)	Contained Au (oz)
Inferred Mineral Resource	3,446,000	3.16	350,000

Notes:

1.	Mineral Reserves and Mineral Resources are as defined by the 2014 CIM Definition Standards for Mineral Resources and Mineral Reserves

2.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability

3.	Factors that could materially affect the reported Mineral Resources or Mineral Reserves include changes in metal price and exchange rate assumptions; changes in local interpretations of mineralization; changes to assumed metallurgical recoveries, mining dilution and recovery; and assumptions as to the continued ability to access the site, retain mineral and surface rights titles, maintain environmental and other regulatory permits, and maintain the social license to operate

4.	Mineral Resources are estimated and reported as of December 31, 2021

5.	Mineral Resources are reported constrained within an optimized pit shell at a cut-off grade of 0.5 g/t Au based on an assumed gold price of US$1,700/oz, metallurgical recovery rate of 94.5%, mining cost of US$2.80/t, processing and G&A costs of US$21.64/t, and refining/selling costs including state and third-party royalties of US$121.60/oz. The pit design was completed based on overall slope angle of between 50° and 53.3°

6.	Matthew Cobb is the Qualified Person responsible for Mineral Resources, being an employee of Roxgold Inc.

7.	Totals may not add due to rounding procedures

Please refer to the Company’s news release dated March 15, 2022, entitled “Fortuna announces maiden inferred mineral resource of 350,000 ounces at 3.16g/t gold at the Sunbird discover at Séguéla, Côte d’Ivoire”, for full details.

Non-Material Mineral Properties

Boussoura Properties in Burkina Faso

On July 29, 2014, Roxgold obtained the permit to explore the Boussoura property located in the province of Poni. The Boussoura permit was renewed to September, 2023.

The Boussoura permit covers an area of approximately 244.5km2. It is located in south west Burkina Faso on the southern end of the Hounde Greenstone belt approximately 35 kilometres from the city of Gaoua, or 350 kilometres from Ouagadougou, the capital of Burkina Faso. The Boussoura permit is also approximately 10 kilometres north of the border of Côte d’Ivoire.

A drilling program was conducted in late 2019 and early 2020 targeting three prospects, following up on old field mapping, regional soil and auger geochemical sampling and high-grade rock chip results at Galgouli, Fofora and Niolkar. The Fofora area is host to at least nine sets of shear zones and vein corridors that have been identified to date with an active 3km by 3km artisanal field. Scout drilling since September 2020 has progressively been testing the higher priority targets across the fields, with results confirming extensive zones of mineralization within the corridors.

Exploration at Galgouli has transitioned to target delineation with an extensive auger program underway testing the northern and southern strike extension of the Galgouli structure and potential parallel zones. Several additional anomalies were identified for scout RC drill testing.

On September 7, 2021, the Company announced the results of infill and extension drilling at the Boussoura prospect which has increased the confidence in structural controls of mineralization at the Fofora Main and Galgouli prospects.

At the Fofora Main prospect, a 47-hole, 5,958-meter infill and extension drill program increased confidence in the structural controls of mineralization. Scout drilling at the adjacent vein corridors to the west continues to highlight the regional potential, with drilling on vein corridors VC4 and VC5 intersecting extensive zones of alteration and associated quartz veining and mineralization. Highlights of the program include:

•	FFR272: 6.7 g/t Au over 4 meters from 127 meters and 9.9 g/t Au over 8 meters from 136 meters

•	FFR270: 1.0 g/t Au over 27 meters from 40 meters, 11.4 g/t Au over 3 meters from 141 meters, and 1.5 g/t Au over 10 meters from 197 meters

At the Galgouli prospect, a 12-hole, 3,419-meter depth extension drilling program on the central zone tested the structural controls and was successful in identifying extensions to the high-grade shoots at depth. A 32-hole, 4,022-meter scout drilling program was also successful in identifying high-grade mineralization approximately 1 kilometer to the south and south-east of the central Galgouli zone, testing interpreted parallel structures. Highlights of the drilling program include:

Galgouli Central

•	GAL055: 17.9 g/t Au over 5.4 meters from 232.2 meters, including 87.4 g/t Au over 0.95 meters from 235.05 meters

•	GAL065: 6.6 g/t Au over 4.8 meters from 253.2 meters, including 58.9 g/t Au over 0.5 meters from 255.65 meters

Galgouli Regional

•	RC096: 22.2 g/t Au over 2 meters from 100 meters

•	RC077: 18.1 g/t Au over 1 meter from 44 meters and 7.8g/t Au over 2 meters from 53 meters

Please refer to the Company’s news release dated September 7, 2021 entitled “Fortuna intersects 17.2 g/t Au over 30m at Sunbird Prospect, Séguéla, Côte d’Ivoire and 17.9 g/t Au over 5.4m at Galgouli Prospect, Boussoura, Burkina Faso”, for full details.

DIVIDENDS

The Company has not to date paid any dividends on its Common Shares nor does it intend to pay any dividends on its shares in the immediate future as management anticipates that all available funds will be invested to finance further acquisition, exploration and development of its mineral properties.

DESCRIPTION OF CAPITAL STRUCTURE

Common Shares

The Company’s authorized share capital is an unlimited number of Common Shares without par value. All Common Shares of the Company rank equally as to dividends, voting powers and participation in assets and in all other respects.

Voting

The holders of Common Shares are entitled to receive notice of, attend and vote at any meeting of the shareholders of the Company. Each Common Share carries one vote per share. There are no voting right ceilings attached to the Common Shares.

Dividends

The holders of Common Shares are entitled to receive on a pro-rata basis such dividends as the Board from time to time may declare, out of funds legally available therefor.

Rights on Dissolution

In the event of a liquidation, winding-up or dissolution of the Company, whether voluntary or involuntary or for the purpose of a reorganization or otherwise or upon any distribution of capital, the holders of the Common Shares have the right to receive on a pro-rata basis all of the assets of the Company remaining after payment of all of the Company’s liabilities.

Pre-emptive, Conversion and Other Rights

No pre-emptive, redemption, retraction, exchange, sinking fund or conversion rights are attached to the Common Shares, and the Common Shares, when fully paid, will not be liable to further call or assessment. No other class of shares may be created without the approval of the holders of the Common Shares.

Debentures

In October 2019, the Company issued $46 million aggregate principal amount of Debentures by way of a public offering at a price of $1,000 per Debenture. The Debentures are senior subordinated unsecured convertible securities of the Company. Refer to “Three- Year History- Recent Developments and Financings”.

The Debentures mature on October 31, 2024 and bear interest at a rate of 4.65 percent per annum, payable semi-annually in arrears on the last business day of April and October in each year, commencing on April 30, 2020. The Debentures are convertible at the holder’s option into Common Shares at a conversion price of US$5.00 per share, representing a conversion rate of 200 Common Shares per US$1,000 principal amount of Debentures, subject to adjustment in certain circumstances. The Debentures are governed by way of a debenture indenture (the

“Indenture”) between the Company and Computershare Trust Company of Canada dated October 2, 2019. The Debentures are transferable and are listed for trading on the TSX.

Adjustment of Conversion Price

The Indenture provides for the adjustment of the conversion price upon certain events including: (i) the subdivision or consolidation of the outstanding Common Shares; (ii) the issue of Common Shares or securities convertible into Common Shares by way of stock dividend or other distribution to all or substantially all holders of Common Shares; (iii) the issue of rights, options or warrants to all or substantially all of the holders of Common Shares entitling them to acquire Common Shares or other securities convertible into Common Shares in certain circumstances and (iv) the distribution to all or substantially all holders of Common Shares of any other class of shares, rights, options or warrants, evidences of indebtedness or assets, at less than 95 percent of the then Current Market Price (as defined below) of the Common Shares.

Redemption

The Debentures may not be redeemed (a “Redemption”) by the Company prior to October 31, 2022, except if certain conditions are satisfied following a Change of Control (as defined below). On or after October 31, 2022 and prior to October 31, 2023, the Debentures may be redeemed by the Company, in whole or in part from time to time, on not more than 60 days and not less than 30 days prior notice (a “Redemption Notice”), at a redemption price equal to the principal amount thereof plus accrued and unpaid interest, if any, up to but excluding the date set for Redemption, provided that the arithmetic average of the volume weighted average trading price of the Common Shares (as defined herein) on the NYSE for the 20 consecutive trading days ending five trading days prior to the date on which the Redemption Notice is provided (the “Current Market Price”) is at least 125 percent of the conversion price, subject to regulatory approval. On or after October 31, 2023 and prior to the maturity date, the Debentures may be redeemed in whole or in part at the option of the Company on not more than 60 days and not less than 30 days prior notice, at a price equal to their principal amount plus accrued and unpaid interest, if any, up to but excluding the date set for Redemption.

Change of Control

Within 30 days of the Company giving notice of the occurrence of: (i) the acquisition by any person or group of persons acting jointly or in concert (within the meaning of National Instrument 62-104 - Take-Over Bids and Issuer Bids as at the date of the Indenture) of ownership of, or voting control or direction over, fifty percent (50%) or more of the then outstanding Common Shares; or (ii) the sale or other transfer of all or substantially all of the consolidated assets of the Company (each, a “Change of Control”), the holders of the Debentures (the “Debentureholders”) may require the Company to repurchase their Debentures then outstanding at a price equal to 100 percent of the principal amount of the Debentures plus accrued and unpaid interest thereon, from and including the last Interest Payment Date (as defined in the Indenture) to, but not including the purchase date. If holders of 90 percent of the aggregate then outstanding principal amount of Debentures tender to the Change of Control offer, the Company will have the option to call the remaining Debentures. A Change of Control will not include a sale, merger, reorganization, arrangement or similar transaction if the previous holders of the Common Shares hold at least fifty percent (50%) of the voting control or direction in such merged, reorganized, arranged or other continuing entity.

In the event of an acquisition of the Company where the consideration includes 10 percent or more in cash or assets or shares (other than publicly traded shares), then, subject to regulatory approval, Debentureholders will be entitled to convert their Debentures within a specified timeframe, in whole or in part, and receive, in addition to the number of Common Shares that such holders are otherwise entitled to receive upon such conversion, an additional number of Common Shares per $1,000 principal amount of Debentures converted as set forth in the Indenture.

Payment of Principal Upon Redemption of Maturity

Subject to applicable securities laws and regulatory approval and provided that no Event of Default (as defined in the Indenture) has occurred and is continuing, the Company may, at its option, elect to satisfy its obligation to pay the principal amount of the Debentures and accrued and unpaid interest on redemption or at maturity, in whole or in part, through the issuance of freely tradable Common Shares upon at least 30 days and not more than 60 days prior notice, by issuing and delivering that number of Common Shares, as applicable, obtained by dividing the principal amount of the Debentures and all accrued and unpaid interest thereon by 95 percent of the Current Market Price on the date of redemption or maturity, as applicable.

MARKET FOR SECURITIES

Common Shares

The Company’s Common Shares were listed and posted for trading on the TSX Venture Exchange until January 18, 2010 when the Company graduated to the TSX. On September 19, 2011, the Company’s Common Shares were listed and posted for trading on the NYSE. The Company’s shares currently trade on the NYSE under the symbol “FSM” and on the TSX under the symbol “FVI”.

Trading Prices and Volume

The following table sets forth the monthly high and low sale prices and trading volumes of the Common Shares on the TSX and the NYSE during the fiscal year ended December 31, 2021:

	Toronto Stock Exchange			New York Stock Exchange
Month	High (CAD$)	Low (CAD$)	Volume	High (US$)	Low (US$)	Volume
December	5.23	3.77	23,668,500	4.08	2.91	114,281,500
November	6.95	4.33	32,172,800	5.52	3.39	140,926,900
October	6.40	4.71	18,651,800	5.18	3.74	75,318,100
September	5.89	4.88	18,477,100	4.68	3.81	96,999,200
August	6.07	4.90	18,027,300	4.85	3.81	75,912,800
July	7.06	5.42	24,877,100	5.68	4.29	100,682,500
June	8.67	6.58	20,930,300	7.22	5.33	69,794,500
May	8.52	7.31	23,417,700	7.00	5.99	80,606,100
April	9.97	7.24	23,927,700	7.98	5.89	86,276,500
March	9.83	7.45	16,861,000	7.77	5.89	73,138,000
February	12.61	8.90	20,935,400	9.85	6.94	81,110,000
January	12.26	8.43	21,743,300	9.69	6.57	93,648,700

Debentures

The Debentures are listed for trading on the TSX under the trading symbol “FVI.DB.U.”

Trading Prices and Volume

The following table sets forth the monthly high and low sale prices and trading volumes of the Debentures on the TSX during the fiscal year ended December 31, 2021:

Toronto Stock Exchange

Month	High (CAD$)	Low (CAD$)	Volume(1)
December	111.00	100.00	1,037,000
November	120.00	105.00	143,000
October	No trades	No trades	No trades
September	118.00	110.03	36,000
August	119.57	112.88	5,000
July	122.02	122.02	20,000
June	149.00	129.24	2,592,000
May	150.95	145.00	4,154,000
April	165.00	165.00	5,000
March	160.56	150.96	2,002,000
February	174.00	174.00	39,000
January	196.12	148.00	216,000

(1)	Represents the total quantity of Debentures traded on the TSX for the applicable month.

Prior Sales

The following table summarizes the issuances of share-settled restricted share units (“RSUs”) and performance share units (“PSUs”) by the Company during the financial year ended December 31, 2021, which securities are not listed or quoted on a marketplace, and the issuances of Common Shares upon the vesting of RSUs, PSUs and the exercise of stock options during the aforementioned year.

Date Issued	Issue/Exercise Price	Number and Type of Security Issued	Reason for Issuance
March 15, 2021	CAD$4.83	305,547 Common Shares	Settlement of PSUs and RSUs
March 17, 2021	CAD$6.20	10,877 Common Shares	Settlement of RSUs
March 17, 2021	CAD$4.83	14,683 Common Shares	Settlement of RSUs
March 17, 2021	CAD$3.32	22,598 Common Shares	Settlement of RSUs
March 19, 2021	CAD$6.20	573,493 Common Shares	Settlement of PSUs and RSUs
April 15, 2021	CAD$6.20	33,457 Common Shares	Option Exercise
April 15, 2021	CAD$6.35	7,170 Common Shares	Option Exercise
April 20, 2021	CAD$3.32	155,845 Common Shares	Settlement of RSUs
April 27, 2021	CAD$7.90	902,984 PSUs	Grant
June 7, 2021	CAD$7.15	2,447 Common Shares	Settlement of RSUs
July 2, 2021	$5.49	106,106,224 Common Shares	Roxgold Acquisition
Sept. 21, 2021	CAD$4.98	28,300 Common Shares	Option Exercise
Sept. 30, 2021	CAD$4.83	27,476 Common Shares	Option Exercise
Sept. 30, 2021	CAD$3.32	35,933 Common Shares	Option Exercise
Oct. 21, 2021	$5.00	12,000 Common Shares	Debenture Conversion

DIRECTORS AND EXECUTIVE OFFICERS

Name, Occupation and Shareholding

The Board presently consists of seven directors. The directors will hold office until the next annual general meeting of the Company or until their successor is elected or appointed, unless their office is earlier vacated in accordance with the Articles of the Company, or with the provisions of the Business Corporations Act (British Columbia).

The following are the full name, place of residence, position with the Company, and principal occupation within the preceding five years of each of the directors and executive officers of the Company as at the date of this AIF:

Name, Position and Residency (1)	Principal Occupation or Employment (1)	Period as a Director of the Company
JORGE GANOZA DURANT President, Chief Executive Officer & Director Lima, Peru	President & CEO of the Company.	December 2, 2004 to present
DAVID LAING (3) (5) Chair of the Board and Director British Columbia, Canada	Mining Engineer; Independent Mining Consultant, November 2018 to present; Chief Operating Officer of Equinox Gold Corp. and predecessors (mining), Aug 2016 to Nov 2018.	September 26, 2016 to present
MARIO SZOTLENDER (5) Director Caracas, Venezuela	Independent Consultant and Director of several public mineral exploration companies.	June 16, 2008 to present
DAVID FARRELL (2) (3) (4) Director British Columbia, Canada	President of Davisa Consulting (a private consulting company).	July 15, 2013 to present
ALFREDO SILLAU (2) (3) (4) Director Lima, Peru	Managing Partner, CEO and Director of Faro Capital (investment management).	November 29, 2016 to present
KYLIE DICKSON (2) (4) Director British Columbia, Canada

Corporate Director, Financial Consultant; Director and Audit Committee Chair of Hillcrest Energy Technologies Ltd. (energy solutions), April 2021 to present; Director and Audit Committee Chair of Star Royalties Ltd. (royalties and streaming), Nov 2020 to present; Vice-President, Business Development of Equinox Gold Corp. and predecessors (mining), April 2017 to March 2020; Chief Financial Officer of JDL Gold Corp. until its acquisition of Luna Gold Corp. (mining), Oct 2016 to April 2017.

August 16, 2017 to present
KATE HARCOURT (5) Director Monmouthshire, Wales

Chartered Environmentalist; Independent Environmental and Social Advisor to the mining industry; Director of Condor Gold plc since Mar 2015, Director of Orezone Gold Corporation since 2018; ESG Officer for Cornish Lithium since Jan 2021.

July 2, 2021 to present
LUIS GANOZA DURANT Chief Financial Officer Lima, Peru	Chief Financial Officer of the Company.	N/A

CESAR VELASCO Chief Operating Officer – Latin America Lima, Peru

Chief Operating Officer – Latin America of the Company, Sept 2021 to present; General Manager, Minera Bateas S.A. (subsidiary of Fortuna), Nov 2018 to Aug 2021; Commercial Manager, EXSA S.A. (mining supplies), Mar 2018 to October 2018 and Business Development Manager, July 2010 to Feb 2018.

N/A
PAUL CRIDDLE Chief Operating Officer – West Africa Western Australia, Australia	Chief Operating Officer – West Africa of the Company, July 2, 2021 to present; Director or Senior Officer of Roxgold Inc., Dec 2012 to July 2021.	N/A
MANUEL RUIZ-CONEJO Senior Vice-President, Mining Lima, Peru	Senior Vice-President, Mining of the Company, Sept 2021 to present; Vice-President, Operations of the Company, Aug 2011 to Sept 2021.	N/A
JOSE PACORA Senior Vice-President, Special Projects Lima, Peru	Senior Vice-President, Special Projects of the Company, Oct 2021 to present; Vice-President, Project Development of the Company, Nov 2014 to Sept 2021.	N/A
ERIC CHAPMAN Senior Vice-President, Technical Services British Columbia, Canada	Senior Vice-President, Technical Services of the Company, Oct 2021 to present; Vice-President, Technical Services of the Company, Jan 2017 to Sept 2021.	N/A
PAUL WEEDON Senior Vice-President, Exploration Western Australia, Australia

Senior Vice-President, Exploration of the Company, Oct 2021 to present; Vice-President, Exploration, West Africa of the Company, July 2, 2021 to Sept 2021; Vice-President, Exploration of Roxgold Inc., Oct 2018 to July 2, 2021; Senior Director – Exploration, APAC, Newmont Ltd. (mining), Feb 2018 to Oct 2018; and Senior Director – Exploration, Africa, May 2012 to January 2018.

N/A
JULIEN BAUDRAND Senior Vice-President, Sustainability Utah, USA

Senior Vice-President, Sustainability of the Company, Dec 2021 to present; Vice-President Sustainability, West Africa of the Company, Sept 2021 to Nov 2021; Group Sustainability Manager of Roxgold Inc., 2019 to Sept 2021; and

Sustainability Manager of Roxgold Sanu S.A., 2016 to 2019.

N/A

As at December 31, 2021, the directors and executive officers of the Company beneficially owned or had control or direction over, directly or indirectly, an aggregate of 2,873,245 Common Shares, representing approximately 1.0 percent of the issued Common Shares of the Company.

Notes:

(1)	The information as to country of residence, principal occupation, and Common Shares held is not within the knowledge of the management of the Company and has been furnished by the respective individuals.

(2)	Member of the Audit Committee of the Company.

(3)	Member of the Compensation Committee of the Company.

(4)	Member of the Corporate Governance and Nominating Committee of the Company.

(5)	Member of the Sustainability Committee of the Company.

Cease Trade Orders or Bankruptcies

On April 3, 2017, a management cease trade order (“MCTO”) was issued by the British Columbia Securities Commission and other Canadian provincial securities regulatory authorities pursuant to National Policy 12-203 Management Cease Trade Orders in connection with the late filing of the Company’s annual audited financial statements and related management’s discussion and analysis for the years ended December 31, 2016 and 2015 and the AIF for the year ended December 31, 2016 (the “Annual Documents”). The MCTO prohibited the Chief Executive Officer and the Chief Financial Officer of the Company from trading in securities of the Company until the Company completed the required filing of the Annual Documents as well as its Interim Financial Documents (as defined below) for the first quarter of 2017, and the regulator revokes the MCTO.

The Annual Documents were filed on May 15, 2017. Due to the delay in finalizing the Annual Financial Documents, the Company was delayed in filing its interim financial statements and related management’s discussion and analysis for the three months ended March 31, 2017 and 2016 (together, the “Interim Financial Documents”). The Company filed the Interim Financial Documents on May 24, 2017, and the MCTO was revoked by the British Columbia Securities Commission on May 25, 2017.

Other than as set forth above, as at the date of the AIF and during the 10 years prior to the date of the AIF, none of the directors or executive officers of the Company or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company:

(a)	is or has been a director or executive officer of any company (including the Company), that while that person was acting in that capacity:

(i)	was the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, other than as disclosed above;

(ii)	was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii)	within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)	has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer and shareholder.

Penalties or Sanctions

As at the date of the AIF and during the 10 years prior to the date of the AIF, none of the directors or officers of the Company or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company has been subject to:

(a)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.

Conflicts of Interest

There are no existing or potential material conflicts of interest between the Company or any of its subsidiaries and a director or officer of the Company or any subsidiary.

AUDIT COMMITTEE

Pursuant to the provisions of National Instrument 52-110 Audit Committees (“NI 52-110”), the Company’s Audit Committee has adopted a written charter (the “Charter”) that sets out its mandate and responsibilities. The Charter is attached hereto as Schedule “A”.

The Audit Committee is presently comprised of Kylie Dickson, Alfredo Sillau and David Farrell. All members of the Audit Committee are “independent” and “financially literate”, within the meanings given to those terms in NI 52-110.

The education and experience of the Audit Committee members that is relevant to the performance of their responsibilities as Audit Committee members is as follows:

Audit Committee Member	Education and Experience
Kylie Dickson

Ms. Dickson is a Canadian Chartered Professional Accountant, Chartered Accountant (CPA,CA) with more than 14 years’ experience working with publicly traded resource companies. She received her Bachelor of Business Administration degree in Accounting from Simon Fraser University. She is the Audit Committee Chair of Hillcrest Energy Technologies Ltd. and Star Royalties Ltd., and she previously held the positions of Vice-President, Business Development of Equinox Gold Corp. and Chief Financial Officer of several mineral exploration and mining companies. Prior to her work with public companies, Ms. Dickson was an audit manager in the mining group of a major audit firm.

Alfredo Sillau

Mr. Sillau is Managing Partner, CEO and Director of Faro Capital, an investment management firm that manages private equity and real estate funds. Previously, he headed the business development in Peru for Compass Group, a regional investment management firm, until late 2011. As CEO of Compass, Mr. Sillau actively took part in the structuring, promoting and management of investment funds with approximately US$500 million in assets under management. Mr. Sillau is a graduate of Harvard Business School. His background has given him the required experience to understand and assess the general application of the accounting principles used by the Company and to understand internal controls and procedures for financial reporting.

David Farrell

Mr. Farrell is President of Davisa Consulting, a private consulting firm working with junior to mid-tier global mining companies. He formerly was Managing Director of Mergers & Acquisitions at Endeavour Financial where he successfully closed over $25 billion worth of M&A transactions for junior and mid-tier natural resource companies. Before his 12 years at Endeavour Financial, David was a lawyer at Stikeman Elliott LLP, working in Vancouver, Budapest and London. Mr. Farrell graduated from the University of British Columbia with a B.Comm. (Honours, Finance) and an LL.B and was called to the bar in both British Columbia and England. In addition, he has completed the ICD-Rotman Directors Education Program and been awarded the ICD.D designation. His background has given him the required experience to understand and assess the general application of the accounting principles used by the Company and to understand internal controls and procedures for financial reporting.

The auditor of the Company obtains, as necessary, the pre-approval of the Audit Committee for any anticipated additional services required of the auditor for the coming fiscal year. If other service requirements arise during the year, the Audit Committee pre-approves such services at that time, prior to the commencement of such services.

During the Company’s most recently completed fiscal year, no services were performed by the Company’s auditor pursuant to the De-Minimus Non-audit Services exemption contained in NI 52-110.

During the Company’s most recently completed fiscal year, the Company’s auditor performed certain non-audit services. Fees and out-of-pocket costs charged by the auditor during the last two fiscal years are as follows:

	2021	2020
Audit Fees	$1,441,200	$982,150
Audit-Related Fees	16,300	15,500
Tax Fees	87,900	2,230
All Other Fees	Nil	Nil
	$1,545,400	$999,880

“Audit Fees” are the aggregate amounts billed for the audit of the Company’s consolidated annual financial statements, and review of the interim financial statements. These amounts include services relating to the Company’s securities offering documents.

“Audit-Related Fees” are amounts charged for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under “Audit Fees”. The amounts charged include services for attestation engagements.

“Tax Fees” are amounts for professional services rendered for tax compliance and tax advice on actual or contemplated transactions.

“All Other Fees” are amounts not included in the categories above.

LEGAL PROCEEDINGS

There are no known legal proceedings involving an amount exceeding 10 percent of the current assets of the Company to which the Company is a party or which any of its properties is the subject during the most recently completed financial year, or any such proceedings known to the Company to be contemplated. The Company has not been subject to any regulatory penalties or sanctions during the most recently completed financial year related to securities legislation or imposed by a court or regulatory body, nor has Fortuna entered into any settlement agreements relating to securities legislation during the most recently completed financial year.

TRANSFER AGENT AND REGISTRAR

The Common Shares are listed for trading on the TSX in Canada and on the NYSE in the United States. The Debentures are only listed for trading on the TSX. The Company’s transfer agent and registrar for its Common Shares and Debentures is Computershare Trust Company, at its offices in Vancouver, BC and Toronto, ON. The Company’s co-transfer agent and registrar for its Common Shares in the United States is Computershare Trust Company, N.A. at its office in Golden, Colorado.

MATERIAL CONTRACTS

In connection with the Roxgold Acquisition, the Company entered into the Arrangement Agreement with Roxgold, pursuant to which the Company agreed to purchase all of the issued and outstanding Roxgold Shares in exchange for 0.283 of a common share of Fortuna and CAD$0.001 in cash for each Roxgold Share outstanding, subject to the terms and conditions of the Arrangement Agreement. The Roxgold Acquisition was completed by way of a court-approved plan of arrangement under the Business Corporations Act (British Columbia) on July 2, 2021. Refer to “General Development of the Business – Business of the Company”.

In connection with the 2019 Financing described in this AIF under the heading “General Development of the Business – Three-Year History and Recent Developments”, the Company entered into the Indenture. Refer to “Description of Capital Structure – Debentures”.

Other than as disclosed in this AIF and other than those entered into in the ordinary course of the Company’s business, there are no contracts that are material to the Company and that were entered into during the most recently completed fiscal year ended December 31, 2021 or before the most recently completed financial year, but are still in effect as of the date of this AIF.

INTERESTS OF EXPERTS

Auditors

The 2021 Financial Statements have been audited by KPMG LLP, as set forth in their report of independent registered public accounting firm thereon. KPMG LLP is the independent registered public accounting firm of the Company and is independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations and also that they are independent accountants with respect to the Company under all relevant U.S. professional and regulatory standards.

Qualified Persons

Paul Criddle, FAUSIMM, Paul Weedon, MAIG, Matthew Cobb, MAIG, and Craig Richards, P.Eng. prepared the Yaramoko Technical Report which was filed by the Company on SEDAR on March 30, 2022. See “Description of the Business – Material Mineral Properties”.

Paul Criddle, Chief Operating Officer West Africa of the Company, Paul Weedon, Senior Vice-President Exploration of the Company, Matthew Cobb, Senior Resource Geologist of Roxgold (a wholly owned subsidiary of the Company), and Craig Richards, Chief Mining Engineer of the Company, is each a Qualified Person as defined by NI 43-101.

To the knowledge of the Company, as at the date of the Yaramoko Technical Report and as of the date hereof, Paul Criddle, Paul Weedon, Matthew Cobb, and Craig Richards together own, directly or indirectly, less than one percent of the outstanding Common Shares. None of Paul Criddle, Paul Weedon, Matthew Cobb, and Craig Richards has received a direct or indirect interest in the property of the Company.

ADDITIONAL INFORMATION

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, is contained in the Company’s Management Information Circular for the most recent annual meeting of shareholders. Additional financial information is provided in the 2021 Financial Statements and the 2021 MD&A. The foregoing disclosure documents, along with additional information relating to the Company are available for viewing on SEDAR at www.sedar.com.

Schedule “A”

FORTUNA SILVER MINES INC.

(the “Company”)

Audit Committee Charter

PURPOSE

The primary function of the Audit Committee is to assist the Board of Directors of the Company (the “Board”) in fulfilling its oversight responsibilities by reviewing the financial information to be provided to the shareholders and others, the systems of internal controls and management information systems established by the senior officers of the Company (“Management”) and the Company’s internal and external audit process and monitoring compliance with the Company's legal and regulatory requirements with respect to its financial statements.

The Audit Committee is accountable to the Board. In the course of fulfilling its specific responsibilities hereunder, the Audit Committee is expected to maintain an open communication between the Company’s external auditors and the Board.

The Audit Committee does not plan or perform audits or warrant the accuracy or completeness of the Company's financial statements or financial disclosure or compliance with generally accepted accounting procedures as these are the responsibility of Management.

RESPONSIBILITIES

Subject to the powers and duties of the Board, the Board hereby delegates to the Audit Committee the following powers and duties to be performed by the Audit Committee on behalf of and for the Board. Nothing in this Charter is intended to or does confer on any member a higher standard of care or diligence than that which applies to the directors as a whole.

External Auditors

The Audit Committee has primary responsibility for the selection, appointment, dismissal, compensation and oversight of the external auditors, subject to the overall approval of the Board. For this purpose, the Audit Committee may consult with Management.

The external auditors shall report directly to the Audit Committee.

Also, the Audit Committee:

a.	recommends to the Board:

i.	whether the current external auditors should be nominated for reappointment for the ensuing year and if applicable, select and recommend a suitable alternative for nomination; and

ii.	the amount of compensation payable to the external auditors;

b.	resolves disagreements, if any, between Management and the external auditors regarding financial reporting;

c.	provides the Board with such recommendations and reports with respect to the financial statements of the Company as it deems advisable;

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d.	takes reasonable steps to confirm the independence of the external auditors, including but not limited to pre-approving any non-audit related services provided by the external auditors to the Company or the Company's subsidiaries, if any;

e.	confirms that the external auditors are a 'participating audit' firm for the purpose of National Instrument 52-108 Auditor Oversight and are in compliance with governing regulations;

f.	reviews the plan and scope of the audit to be conducted by the external auditors of the Company;

g.	reviews and evaluates the performance of the external auditors; and

h.	reviews and approves the Company’s hiring policy regarding partners, employees and former partners and employees of the Company’s present and former external auditors.

Audit and Review Process and Results

The Audit Committee has a duty to receive, review and make any inquiry regarding the completeness, accuracy and presentation of the Company’s financial statements to ensure that the financial statements fairly present the financial position and risks of the organization and that they are prepared in accordance with generally accepted accounting principles. To accomplish this, the Audit Committee:

a.	considers the scope and general extent of the external auditors' review, including their engagement letter and major changes to the Company’s auditing and accounting principles and practices;

b.	consults with management regarding the sufficiency of the Company's internal system of audit and financial controls, internal audit procedures and results of such audits;

c.	ensures the external auditors have full, unrestricted access to required information and have the cooperation of management;

d.	reviews with the external auditors the audit process and standards, as well as regulatory or Company-initiated changes in accounting practices and policies and the financial impact thereof, and selection or application of appropriate accounting principles;

e.	reviews with the external auditors and, if necessary, legal counsel, any litigation, claim or contingency, including tax assessments, that could have a material effect upon the financial position of the Company and the manner in which these matters are being disclosed in the financial statements;

f.	reviews the appropriateness and disclosure of any off-balance sheet matters;

g.	reviews disclosure of related-party transactions;

h.	receives and reviews with the external auditors, the external auditors' audit report and the audited financial statements;

i.	makes recommendations to the Board respecting approval of the audited financial statements;

j.	meets with the external auditors separately from management to review the integrity of the Company’s financial reporting, including the clarity of financial disclosure and the degree of conservatism or aggressiveness of the accounting policies and estimates, any significant disagreements or difficulties in obtaining information, adequacy of internal controls over financial reporting, adequacy of disclosure controls and procedures, and the degree of compliance by the Company with prior recommendations of the external auditors;

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k.	directs management to implement such changes as the Audit Committee considers appropriate, subject to any required approvals of the Board arising out of the review; and

l.	meets at least annually with the external auditors, independent of management, and reports to the Board on such meetings.

Interim Financial Statements

The Audit Committee:

a.	reviews and determines the Company's practice with respect to review of interim financial statements by the external auditors;

b.	conducts all such reviews and discussions with the external auditors and Management as it deems appropriate; and

c.	makes recommendations to the Board respecting approval of the interim financial statements.

Involvement with Management

The Audit Committee has primary responsibility for overseeing the actions of management in all aspects of financial management and reporting. The Audit Committee:

a.	reviews the Company’s annual and interim financial statements, Management’s Discussion and Analysis and earnings press releases, if any, before the Company publicly discloses this information;

b.	reviews all of the Company’s public disclosure of financial information extracted from the Company's financial statements, if such financial statements have not previously been reviewed by the Committee, prior to such information being made public by the Company and for such purpose, the CFO assumes responsibility for providing the information to the Audit Committee for its review;

c.	reviews material financial risks with Management, the plan that Management has implemented to monitor and deal with such risks and the success of Management in following the plan;

d.	consults annually and otherwise as required with the Company's CEO and CFO respecting the adequacy of the internal controls over financial reporting and disclosure controls and procedures and reviews any breaches or deficiencies;

e.	obtains such certifications of annual and interim filings by the CEO and CFO attesting to internal controls over financial reporting and disclosure controls and procedures as deemed advisable;

f.	reviews Management's response to significant written reports and recommendations issued by the external auditors and the extent to which such recommendations have been implemented by Management;

g.	reviews with Management the Company's compliance with applicable laws and regulations respecting financial reporting matters, and any proposed regulatory changes and their impact on the Company; and

h.	reviews as required with Management and approves disclosure of the Audit Committee Charter, and Audit Committee disclosure required in the Company's Annual Information Form, Information Circular and on the Company's website.

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PROCEDURAL MATTERS

The Audit Committee:

a.	invites the Company’s external auditors, the CFO, and such other persons as deemed appropriate by the Audit Committee to attend meetings of the Audit Committee;

b.	reports material decisions and actions of the Audit Committee to the Board, together with such recommendations as the Audit Committee may deem appropriate;

c.	has the power to conduct or authorize investigations into any matter within the scope of its responsibilities;

d.	has the right to engage independent counsel and other advisors as it determines necessary to carry out its duties and the right to set the compensation for any advisors employed by the Audit Committee;

e.	has the right to communicate directly with the CFO and other members of Management who have responsibility for the internal and external audit process, as well as to communicate directly with the internal and external auditors; and

f.	pre-approves non-audit services to be performed by the external auditors, in accordance with the provisions of National Instrument 52-110 – Audit Committees (“NI 52-110”).

COMPOSITION

The Audit Committee is composed of a minimum of three directors, all of whom are independent, subject to any exemptions or relief that may be granted from such requirements under NI 52-110, and have relevant skills and/or experience in the Audit Committee's areas of responsibility as may be required by the securities laws applicable to the Company, including those of any stock exchange on which the Company’s securities are traded. No member shall have served as the CEO of the Company, or an affiliate, within the past five years, or as the CFO of the Company, or an affiliate, within the past three years.

The members of the Audit Committee shall not be members of more than three public company audit committees (including the Company), except for a member with a demonstrable financial expertise such as a former CFO, who shall not be a member of more than four audit committees (including the Company).

Appointment of Committee Members and Vacancies

Members of the Audit Committee are appointed or confirmed by the Board annually and hold office at the pleasure of the Board. The Board fills any vacancy on, and may appoint any additional members to, the Audit Committee.

Committee Chair

The Board appoints a Chair for the Audit Committee.

STRUCTURE AND OPERATIONS

Meetings

The Chair of the Audit Committee or the Chair of the Board or any two of its members may call a meeting of the Audit Committee. The Audit Committee meets at least four times each fiscal year, and at such other times during each year as it deems appropriate.

Quorum

A majority of the members appointed to the Audit Committee constitutes a quorum.

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Notice of Meetings

The Chair of the Audit Committee arranges to provide notice of the time and place of every meeting in writing (including by electronic means) to each member of the Audit Committee at least two (2) business days prior to the time fixed for such meeting, provided, however, that a member may in any manner waive a notice of a meeting. Attendance of a member at a meeting constitutes a waiver of notice of the meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called. The Chair also ensures that an agenda for the meeting and all required materials for review by the members of the Audit Committee are delivered to the members with sufficient time for their review, or that such requirement is waived.

Absence of Committee Chair

If the Chair of the Audit Committee is not present at any meeting of the Audit Committee, the other members of the Audit Committee will choose a Chair to preside at the meeting.

Secretary of Committee

At each meeting the Audit Committee appoints a secretary who need not be a director of the Company.

Attendance of the Company's Officers at Meetings

The Chair of the Audit Committee or any two members of the Audit Committee may invite one or more officers of the Company to attend any meeting of the Audit Committee.

Delegation

The Audit Committee may, in its discretion and where permitted by NI 52-110, delegate all or a portion of its duties and responsibilities to a subcommittee, management or, to the extent otherwise permitted by applicable plans, laws or regulations, to any other body or individual.

Procedure and Records

Subject to any statute or constating documents of the Company, the Audit Committee determines its own procedures at meetings and may conduct meetings by telephone and keeps records of its proceedings.

COMPLAINTS

The Audit Committee has established a whistle-blower policy as detailed in the Code of Business Conduct and Ethics and Whistle-Blower Policy, which sets out the procedures for:

a.	the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and

b.	the confidential, anonymous submission to the Company of concerns regarding questionable accounting or auditing matters.

The Audit Committee reviews the whistle-blower policy annually.

REPORTING AND ASSESSMENT

The Audit Committee reports to the Board of Directors, and on an annual basis, presents to the Board a Committee Annual Report consisting of the Audit Committee’s review of its charter, the Committee’s and its Chair’s performance over the past year, and any recommendations the Audit Committee makes in respect thereto.

Approved by the Board: March 11, 2021